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05012683

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eurocastle Investment Limited

*CURRENT ADDRESS c/o HSBC Securities Services
(Guernsey) Limited
Arnold House
St. Julian's Avenue

**FORMER NAME

St. Peter Port

**NEW ADDRESS Guernsey GY1 3NF

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FILE NO. 82- 34924 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: Cora

DAT : 11/18/05

RECEIVED

2005 OCT 31 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

List of Information Made Public, Filed with an Exchange or Distributed to Securityholders by Eurocastle

A. Documents filed with the Greffe, Guernsey (Guernsey equivalent of the Companies House of England and Wales)

1. Annual Return 2004.

2. Extract of written resolutions of the shareholders dated 18 June 2004.

3. Annual Return 2005.

B. Documents submitted to the UK Listing Authority

4. Final Listing Particulars dated 24 June 2004.

5. Certificate of Registration of the Company dated 8 August 2003.

6. Memorandum of Association of the Company dated 18 June 2004.

7. Amended and Restated Articles of Association of the Company dated 18 June 2004.

8. Shareholder Resolutions authorizing buy-back of shares and amendments to the Articles of Association.

9. Final Listing Particulars dated 15 June 2005.

10. Circular notifying shareholders of the proposed change of Investment Guidelines dated 13 May 2005.

11. Supplementary Listing Particulars dated 24 June 2005.

C. Financial Reports

12. Half Yearly Report 2005.

13. Quarterly Financial Report Q1 2005.

14. Annual Report 2004.

15. Year End Report 2004.

16. Quarterly Financial Report Q3 2004.

17. Half Yearly Report 2004.

D. Press Releases

18. "Eurocastle to Seek London Listing", press release dated 7 June 2004.

19. "Eurocastle Launches IPO", press release dated 14 June 2004.

20. "Eurocastle Prices IPO", press release dated 24 June 2004.

21. "Eurocastle Announces Real Estate Transaction with Deutsche Bank", press release dated 24 December 2005.

22. "Eurocastle to Announce Fourth Quarter Earnings on 23 February 2005", press release dated 23 February 2005.

23. "Eurocastle Priced Two Secured Debt Offerings to Match-Fund Credit Sensitive Real Estate Securities and Other Asset Backed Securities", press release dated 25 April 2005.

24. "Eurocastle to Announce First Quarter Earnings on 4 May 2005", press release dated 28 April 2005.

25. "Eurocastle Announces Extraordinary General Meeting on 8 June 2005", press release dated 16 May 2005.

26. "Eurocastle Announces Potential Capital Raise and Results of Extraordinary General Meeting", press release dated 8 June 2005.

27. "Eurocastle Announces a Dividend Increase to €0.35 Per Share for the Second Quarter 2005 and Offering of New Shares to Raise up to €90,000,000", press release dated 15 June 2005.

28. "Eurocastle Announces Submission of Listing Particulars for Offer of Ordinary Shares", press release dated 17 June 2005.

29. "Eurocastle Priced 5,218,300 New Shares in Public Offering", press release dated 24 June 2005.

30. "Eurocastle New Share Offering Over-Allotment Option Exercised", press release dated 24 June 2005.

31. "Eurocastle Applies for Admission and Listing of Previously Issued Shares", press release dated 7 July 2005.

32. "Eurocastle to Announce Half Year and Second Quarter Earnings on 3 August 2005", press release dated 27 July 2005.

E. Regulatory News Service Releases

33. Notification of Submission of Listing Particulars to the FSA and Availability for Inspection, release dated 25 June 2004.

34. "Exercise of Over-Allotment Option for Eurocastle Investment Limited", release dated 25 June 2004.

35. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 17 August 2004.

36. "Eurocastle to Announce Third Quarter Earnings on 19 October 2004", release dated 18 October 2004.

37. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 19 October 2004.

38. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 22 October 2004.

39. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 3 November 2004.

40. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 11 November 2004.

41. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 12 November 2004.

42. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 12 January 2005.

43. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 3 March 2005.

44. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 3 March 2005.

45. Notification of Publication of Annual Report and Accounts, Notice of 2005 Annual General Meeting and Proxy Card, release dated 1 April 2005.

46. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 13 April 2005.

47. "Company Announcement—Payment of Interim Dividend for the First Quarter 2005", release dated 19 April 2005.

48. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 8 June 2005.

49. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 9 June 2005.

50. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 16 June 2005.

51. Amendment to Stabilisation Notice of 16 June 2005, release dated 24 June 2005.

52. "Offering of 5,250,000 Ordinary Shares—Stabilisation Notice", release dated 24 June 2005.

53. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 1 July 2005.

54. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 4 July 2005.

55. "Stock Exchange Announcement—Re: Additional Listing", release dated 7 July 2005.

56. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 8 July 2005.

57. "Stock Exchange Announcement—Re: Interest of Major Shareholder", release dated 8 July 2005.

58. "Eurocastle Announces a Dividend Increase to €0.37 Per Share for the Third Quarter 2005", release dated 18 October 2005.

The Companies Law (Guernsey) 1994

Summary of Capital and Shares

of

EUROCASTLE INVESTMENT LIMITED

RECEIVED
2005 OCT 31 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greffe Regn. No : 41058

MADE UP TO THE FIRST DAY OF JANUARY, 2004

Registered Office:

Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey

Auth. share capital EUR — Divided into { Founder / Ordinary — Shares of { EUR1.00 / EUR

Total Number of Shares taken up to the First Day of January 2004				2.000 118,576,700.0000
Number of Shares issued subject to payment wholly in cash				118,576,702.0000
Number of shares issued as fully paid up (otherwise than for cash)				Nil
Number of shares issued as partly paid up to to the extent of per Share (otherwise than for cash)				Nil
Total number of Calls per Share, made				
Amount per Share of Each Call, viz : (1)	(2)	(3)		N\A
Total amount called up by means of such Calls				
Amount received on the said Calls				Nil
Amount still payable on the said calls				Nil
Amount payable on Calls of Capital per Share			Nil	
Number of shares forfeited			Nil	
Amount received on such Shares previous to forfeiture			N/A	
Amount received from the Sale of such Shares previous to forfeiture			N/A	
Amount paid as commission in respect of shares			Nil	
Discount allowed on issue of Shares and not written off			Nil	

ist of persons holding shares in on the first day of January, 2004

IAREHOLDERS

Surname	Christian Names	Address	Occupation	Number of Shares	Amount paid per Share EUR
holer Nominees Limited		7 New Street, St Peter Port, Guernsey		1	1.00
L. Nominees Limited		7 New Street, St Peter Port, Guernsey		1	

Founder shares in issue	2	1.00
Ordinary shares in issue (see attached schedule for details)	118,576,700.0000	

DIRECTORS

Surname	Christian Names	Address
Dorrian	Keith	Arnold House, St Julian's Avenue, St Peter Port, Guernsey
Kauffman	Robert	Fortress Investment Group LLC, 1251 Avenue of the Americas, New York
Edens	Wesley	Fortress Investment Group LLC, 1251 Avenue of the Americas, New York
Briger, Jr	Peter	Fortress Investment Group LLC, 1251 Avenue of the Americas, New York

The Common
Seal of

EUROCASTLE INVESTMENT LIMITED

was hereunto affixed in the presence of :

Director

Management International (Guernsey) Limited
Secretary

FUND: 07001 EUROCASTLE INVESTMENT LIMITED (EUR)

ACCOUNT/ CUST NO.	REGISTERED NAME	NAT	RES	BOOKSTOCK	CERTIFICATED	TOTAL SHAREHOLDING
1000015 B020798	3 NOTCH CAPITAL PARTNERS LP	USA	USA	0.0000	860,000.0000	860,000.0000
1000001 B020786	ARDEN ENDOWMENT ADVISERS LTD	CYI	CYI	0.0000	5,000,000.0000	5,000,000.0000
1000005 B020789	BANC OF AMERICA SECURITIES LLC FBO SILVER CREEK LOW VOL STR (PLEDGE)	USA	USA	0.0000	15,000,000.0000	15,000,000.0000
1000009 B020793	TIMOTHY DATTELS & KRISTINE JOHNSON TST DATTELS/JOHNSON 1992 FAMILY TST	USA	USA	0.0000	1,000,000.0000	1,000,000.0000
1000022 B020802	DB SPECIAL OPPORTUNITIES OFFSHORE LLC	NAN	NAN	0.0000	15,000,000.0000	15,000,000.0000
1000003 B020788	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LIMITED	USA	USA	0.0000	6,000,000.0000	6,000,000.0000
1000002 B020787	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP	USA	USA	0.0000	9,000,000.0000	9,000,000.0000
1000020 B020804	EUROCASTLE FUNDING LLC	UNK	USA	0.0000	3,568,700.0000	3,568,700.0000
1000021 B020806	THOMAS M FLEXNER	USA	USA	0.0000	1,000,000.0000	1,000,000.0000
1000016 B020799	HANNAH FLOURNEY	USA	USA	0.0000	428,000.0000	428,000.0000
1000004 B020784	FORTRESS INVESTMENT GROUP LLC	USA	USA	0.0000	10,000,000.0000	10,000,000.0000
1000007 B020791	FREDRIC B GARONZIK	USA	USA	0.0000	2,000,000.0000	2,000,000.0000
1000018 B020801	GRANITE STREET (01) CORPORATION	CAD	CAD	0.0000	350,000.0000	350,000.0000
1000023 B020810	H/Z ACQUISITION PARTNERS LLC	CYI	CYI	0.0000	15,000,000.0000	15,000,000.0000
1000014 B020797	HUNTER ASSET MANAGEMENT LP	USA	USA	0.0000	1,720,000.0000	1,720,000.0000
1000011 B020794	HUNTER GLOBAL INVESTORS FUND I LP	USA	USA	0.0000	1,722,782.0000	1,722,782.0000

HARES: 0.0001 - 99,999,999,999,999.0000 SHAREHOLDER REGISTER CURRENCY EUR
EQUENCE: PRIMARY NAME AS AT DATE: 31-DEC-2003

UND: 07001 EUROCASTLE INVESTMENT LIMITED (EUR)

CCOUNT/ UST NO.	REGISTERED NAME	NAT	RES	BOOKSTOCK	CERTIFICATED	TOTAL SHAREHOLDING
000013 020796	HUNTER GLOBAL INVESTORS OFFSHORE II FUND LTD	USA	USA	0.0000	732,058.0000	732,058.0000
000012 020795	HUNTER GLOBAL INVESTORS OFFSHORE FUND LTD	USA	USA	0.0000	2,545,160.0000	2,545,160.0000
000017 020800	JENAL INVESTMENTS INC	CAD	CAD	0.0000	650,000.0000	650,000.0000
000019 020803	PRIVATE EQUITY HOLDING EUROCASTLE LLC	USA	USA	0.0000	15,000,000.0000	15,000,000.0000
000006 020790	SUN AMERICA LIFE INSURANCE COMPANY	USA	USA	0.0000	10,000,000.0000	10,000,000.0000
000010 014073	VALINCO INVESTMENTS LIMITED	UNK	BVI	0.0000	1,000,000.0000	1,000,000.0000
000008 020792	STEVEN J WISCH	USA	USA	0.0000	1,000,000.0000	1,000,000.0000
						118,576,700.0000

: 07001 EUROCASTLE INVESTMENT LIMITED (EUR)

IGHLIGHTED * NONE *

	TOTAL SHARES	PERCENT TOTAL	TOTAL HOLDERS
LOCAL	0.0000	.00	0
FOREIGN	118,576,700.0000	100.00	23

**** S U M M A R Y ****

	SHARES
BOOKSTOCK	0.0000
CERTIFICATED	118,576,700.0000
BEARER	0.0000
TOTAL SHARES	118,576,700.0000
TOTAL HOLDERS	23

EUROCASTLE INVESTMENT LIMITED

EXTRACT OF WRITTEN RESOLUTIONS OF THE SHAREHOLDERS DATED 18TH JUNE 2004.

SPECIAL RESOLUTION

IT WAS RESOLVED THAT:

The amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

CERTIFIED A TRUE COPY OF AN EXTRACT OF THE MINUTE BOOK OF EUROCASTLE INVESTMENT LIMITED.

Management International (Guernsey) Limited
Secretary
5th July 2004

The Companies Law (Guernsey) 1994

Summary of Capital and Shares

of

EUROCASTLE INVESTMENT LIMITED

RECEIVED
2005 OCT 31 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greffe Regn. No : 41058

MADE UP TO THE FIRST DAY OF JANUARY, 2005

Registered Office:

Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey

Auth. share capital EUR Divided into { Founder / Ordinary Shares of { EUR1.00 / EUR / EUR

Total Number of Shares taken up to the First Day of January 2005			2.000 / 18,463,670.0000 / 18,463,672.0000
Number of Shares issued subject to payment wholly in cash			
Number of shares issued as fully paid up (otherwise than for cash)			Nil
Number of shares issued as partly paid up to to the extent of per Share (otherwise than for cash)			Nil
Total number of Calls per Share, made			
Amount per Share of Each Call, viz : (1)	(2)	(3)	N\A
Total amount called up by means of such Calls			
Amount received on the said Calls			Nil
Amount still payable on the said calls			Nil
Amount payable on Calls of Capital per Share		Nil	
Number of shares forfeited		Nil	
Amount received on such Shares previous to forfeiture		N/A	
Amount received from the Sale of such Shares previous to forfeiture		N/A	
Amount paid as commission in respect of shares		Nil	
Discount allowed on issue of Shares and not written off		Nil	

st of persons holding shares in *EUROCASTLE ..VESTMENT LIMITED* on the first day of January, 2005

AREHOLDERS

Surname	Christian Names	Address	Occupation	Number of Shares	Amount paid per Share EUR
oler Nominees Limited		7 New Street, St Peter Port, Guernsey		1	1.00
. Nominees Limited		7 New Street, St Peter Port, Guernsey		1	

Founder shares in issue	2	1.00
Ordinary shares in issue (see attached schedule(s) for details)	18,463,670.0000	

RECTORS

Surname	Christian Names	Address
ian	Keith	Shanahoe, Grande Rue, Vale, Guernsey , GY3 5HH
i	Paolo	Piazza Sant' Ambrogio, 20123 Milano, Italy
ıs	Wesley	Fortress Investment Group LLC, 1251 Avenue of the Americas, New York

The Common Seal of
EUROCASTLE INVESTMENT LIMITED

was hereunto affixed in the presence of :

Director

HSBC Securities Services (Guernsey) Limited
Secretary

CASTLE INVESTMENT LIMITED

SHARES OF NO PAR VALUE

ered Holder	Designation							
LO NOMINEES LTD	CRE	1 FINSBURY AVENUE	LONDON				EC2M 2PP	8000
N ENDOWMENT ADVISERS LTD		C/O SEI INVESTMENT GLOBAL (CAYMAI	QUEENSGATE HOUSE, 5TH FLC	5TH CHURCH STR	P O BOX 30464 SMB	CAYMAN ISLANDS		500000
NATHON ASHLEY		FORTRESS INVESTMENT GROUP	1251 AVENUE OF THE AMERICA	16TH FLOOR	NEW YORK NY 10020	USA		20000
OF AMERICA SECURITIES LLC I SILVER CREEK LOW VOL STR PLEDGE		SILVER CREEK LOW VOL STR (PLEDE)	1301 FIFTH AVENUE, 40TH FLO(	SEATTLE	WASHINGTON	UNITED STATES OF AMERICA WA 98101		1500000
OF IRELAND NOMINEES LIMITED	FBH	36 QUEEN STREET	LONDON				EC4R 1BN	1000
ANK OF NEW YORK (NOMINEES LIMITED		1 CANADA SQUARE	LONDON				E14 5AL	401334
ANK OF NEW YORK (NOMINEES LIMITED	BIL	1 CANADA SQUARE	LONDON				E14 5AL	105926
AVID BARRY		5 MARINE VIEW PLAZA	STE 500	HOBOKEN	NJ 07030-5722	USA		44000
CHAEL BARRY		1201 HUDSON STREET	APT 228	HOBOKEN	NJ 07030-5722	USA		44000
NIEL N BASS		15 WHITLAW CLOSE	CHAPPAQUA	NY 10514	USA			3000
OLO BASSI		PIAZZA SANT AMBROGIO 8	20123	MILAN	ITALY			5000
L NOMINEES LIMITED	120614	5TH FLOOR	MARINER HOUSE	PEPYS STREET	LONDON		EC3N 4DA	120000
OMINEES LIMITED	GPEP	PO BOX 1035	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE		NE99 1NY	930
STEARNS SECURITIES CORP	CLIENTSK	25TH FLOOR	1 CANADA SQUARE	LONDON			E14 5AD	91910
DREW BERMAN		160 WEST END AVE., APT. 28D	NEW YORK	NY 10023	USA			2000
ENSTEIN NOMINEES LIMITED	AA002	4TH FLOOR	82 BISHOPSGATE	LONDON			EC2N 4BN	8000
OCS) NOMINEES LIMITED		1 CANADA SQUARE	LONDON				E14 5AL	2[illegible]
IN NOMINEES (CHANNEL ISLAN LIMITED	JPAL	27 CHARING CROSS	ST HELIER	JERSEY			JE2 3RP	
IN NOMINEES (CHANNEL ISLAN LIMITED	MIZEN004	27 CHARING CROSS	ST HELIER	JERSEY			JE2 3RP	850
IN NOMINEES (CHANNEL ISLAN LIMITED	MIZEN006	27 CHARING CROSS	ST HELIER	JERSEY			JE2 3RP	600
IN NOMINEES (CHANNEL ISLAN LIMITED	MIZEN007	27 CHARING CROSS	ST HELIER	JERSEY			JE2 3RP	700
IN NOMINEES (CHANNEL ISLAN LIMITED	MULLE072	27 CHARING CROSS	ST HELIER	JERSEY			JE2 3RP	3100
IN NOMINEES LIMITED	BREWI683	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE		NE99 1SX	300
IN NOMINEES LIMITED	BREWI693	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE		NE99 1SX	190
IN NOMINEES LIMITED	BREWI695	PO BOX 1025	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE		NE99 1SX	170
TER BRIGER		101 CENTRAL PARK WEST #14F	NEW YORK	NY 10023	USA			50000
NDALL E BROWN		731 LEXINGTON AVENUE	COPPELL	TX 75019	USA			50000
QUIL ASSET MANAGEMENT LP		1251 AVENUE OF THE AMERICAS	17TH FLOOR	NY 100200	USA			5000
E NOMINEES LIMITED		P O BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	134817
E NOMINEES LIMITED	USS	P O BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	13000
E NOMINEES LIMITED	FISL	P O BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	140068
E NOMINEES LIMITED	2413	P O BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	1939
E NOMINEES LIMITED	BGILIFE	PO BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	3813
E NOMINEES LIMITED	BGIOMNI	PO BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	6814
E NOMINEES LIMITED	BGILIFEL	PO BOX 18171	125 LONDON WALL	LONDON			EC2Y 5AJ	127445
AN CHESICK		12 LARKSPUR LANE	GREENWICH	CT 06831				2000
RY COOKHORN		37 WINDSOR ROAD	CROYDEN	SURREY	ENGLAND			2500
SLEE NEIMAN COWEN		641 FIFTH AVE., APT. 25A	NEW YORK	NY 10022				4000
NSTANTINE DAKOLIAS		130 EAST BROOKSIDE DRIVE	LARCHMONT	NY 10538	USA			10000
MOTHY DATTELS	1992FT	3701 SACRAMANTE STREET, NO 195	SAN FRANCISCO	CALIFORNIA	UNITED STATES OF AMERICA 94118			100000
ECIAL OPPORTUNITIES OFFSHI LLC		CURACAO CORPORATION COMPANY N	KAYA FLAMBOYAN 9	WILLEMSTAD	CURACAO	NETHERLANDS ANTILLES		1500000
SCHE BANK AKTIENGESELLSCI LONDON	PROP0001	WINCHESTER HOUSE	1 GREAT WINCHESTER STREET	LONDON			EC2N 2EQ	14461
LLIAM B DONIGER		505 COGNEWAUGH ROAD	COS COB	CT 06807	USA			3600
R CAPITAL MANAGEMENT I LLC		C/O FALCON INVESTMENTS GP LLC 43	VON KARMAN AVENUE	NEWPORT BEACH	CA 92660-2007	USA		5000
BRIDGE SPECIAL OPPORTUNIT FUND LP		1251 AVENUE OF THE AMERICAS	16TH FLOOR	NEW YORK	UNITED STATES OF AMERICA NY 10020			900000
BRIDGE SPECIAL OPPORTUNIT FUND LTD		1251 AVENUE OF THE AMERICAS	16TH FLOOR	NEW YORK	UNITED STATES OF AMERICA NY 10020			600[illegible]
PEAK PARTNERS LP		101 CALIFORNIA STREET	SUITE 4050	SAN FRANCISCO	CA 94111	USA		15[illegible]
ES R EDENS		271 CENTRAL PARK WEST, APARTMEN	NEW YORK	NY 10024	USA			500[illegible]
RPRISE ALTERNATIVE ONE LLC		475 FIFTH AVENUE	SUITE 1200	NEW YORK	NY 10017-6220	USA		34000
CASTLE FUNDING LLC	LLC	1251 AVENUE OF THE AMERICAS	16TH FLOOR	NEW YORK 10020	UNITED STATES OF AMERICA			356870
EL J FENTON		247 MAPACHE DRIVE	PORTOLA VALLEY	CA 94028 7354	USA			10000
NNAH FLOURNEY		19 KENNEL ROAD	WASSAIC	NEW YORK	UNITED STATES OF AMERICA 12592			42800
RESS INVESTMENT GROUP LLC		1251 AVENUE OF THE AMERICAS	16TH FLOOR	NEW YORK 10020	UNITED STATES OF AMERICA			1000000
RC K FURSTEIN		24 MT. JOY AVENUE	SCARSDALE	NY 10583	USA			15000
EDRIC GARONZIK		888 PARK AVENUE, NUMBER 10A	NEW YORK	UNITED STATES OF AMERICA NY 10021				200000
AN GERRY		C/O GRANITE ASSOCIATES LP	PO BOX 311	LIBERTY	NY12754	UNITED STATES OF AMERICA		24000
PUR NOMINEES LIMITED	BUNS	PO BOX 1045	COMMERCIAL UNION HOUSE	39 PILGRIM STREET	NEWCASTLE UPON TYNE		NE99 1NU	5500
RSHALL GLICK		400 EAST 77TH ST. #17K	NEW YORK	NY 10021	USA			750
MAN SACHS SECURITIES (NOMI LIMITED	SEG	PETERBOROUGH COURT	133 FLEET STREET	LONDON			EC4A 2BB	255000
MAN SACHS SECURITIES (NOMI LIMITED	ILSEG	PETERBOROUGH COURT	133 FLEET STREET	LONDON			EC4A 2BB	277500
M GOODALE		4 MONTPELIER WALK	LONDON	ENGLAND			SW7 1JL	1500
ITE STREET 01 CORPORATION		22 ST CLAIRE AVE EAST, SUITE 1104	TORONTO	ONTARIO	CANADA M4T 2S3			35000
ALLEN HALL, JR		322 DELANCEY STREET	PHILADELPHIA	PA 19106-4209	USA			2000
VID T HAMAMOTO		527 MADISON AVENUE	16TH FL	NEW YORK	NY 10022-4365	USA		30000
VER NOMINEES LIMITED	FCL01	JP MORGAN CHASE	CHASESIDE	BOURNEMOUTH	DORSET		BH7 7DA	4000
VER NOMINEES LIMITED	KEM01	JP MORGAN CHASE	CHASESIDE	BOURNEMOUTH	DORSET		BH7 7DA	5500
JOHN HAYSEY ESQ		BOXFORD HOUSE	ST MARYS LANE	HERTINGFORDBURY	HERTFORD		SG14 2LS	2000

HSBC CLIENT HOLDINGS NOMINEE (L LIMITED		9143[illegible]	[illegible]RINER HOUSE	PEPYS STREET	LOND[illegible]			EC3N 4DA	10000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		357206	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	72000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		360509	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	10000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		741812	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	600
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		742479	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	6500
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		742797	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	1000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		744269	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	1000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		747381	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	14000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		775245	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	19000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		810453	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	1000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		813259	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	6400
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		830671	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	18750
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		866203	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	11000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		883031	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	3800
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED		905338	MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	30000
HSBC GLOBAL CUSTODY NOMINEE (L LIMITED	DBV118		MARINER HOUSE	PEPYS STREET	LONDON			EC3N 4DA	7300
HUNTER ASSET MANAGEMENT LP			19 KENNEL ROAD	WASSAIC	NEW YORK	UNITED STATES OF AMERICA 12592			172000
HUNTER GLOBAL INVESTORS FUND I LP			485 MADISON AVENUE	22ND FLOOR	NEW YORK	NY 10022	USA		172278
HUNTER GLOBAL INVESTORS OFFSH FUND II LTD			485 MADISON AVENUE	22ND FLOOR	NEW YORK	UNITED STATES OF AMERICA NY 10022			73206
HUNTER GLOBAL INVESTORS OFFSH FUND LTD			485 MADISON AVENUE	22ND FLOOR	NEW YORK	UNITED STATES OF AMERICA NY 10022			25[illegible]
MR ALFRED F HURLEY SR			830 PARK AVENUE	NEW YORK	NY 10021-2757	USA			1
H/Z ACQUISITION PARTNERS LLC			C/O M & C CORPORATE SERVICES LTD	P O BOX 309GT, UGLAND HOUS	SOUTH CHURCH ST	GEORGE TOWN	CAYMAN ISLANDS		1500000
IDEALING NOMINEES LIMITED	IDLUSA		114 MIDDLESEX STREET	LONDON				E1 7HY	1000
IDEALING NOMINEES LIMITED	IDLPEP		114 MIDDLESEX STREET	LONDON				E1 7HY	1000
JAMES M. SHERIDAN INVESTMENT TF U/A DTD 3/26/02			109 PATTERSON AVENUE	GREENWICH	CT 06830-4634	USA			34000
JENAL INVESTMENTS INC			75 THE BRIDLE PATH	TORONTO	ONTARIO	CANADA			65000
KAS NOMINEES LIMITED		28983223	SUITE 560	SALISBURY HOUSE	LONDON WALL	LONDON		EC2M 5NU	20982
MR THEODORE L KOENIG			5 REVERE DRIVE	SUITE 510	NORTHBROOK	IL 60062-6007	USA		6250
MR ROBERT L LEEDS			1035 PARK AVENUE, APARTMENT 6B	NEW YORK	NY 10028	USA			15000
MR ADAM J LEVINSON			15 MERCER STREET, APARTMENT 2	NEW YORK	NY 10013	USA			8000
LFC INVESTMENTS, INC			303 E WACKER DRIVE	SUITE 250	CHICAGO	IL 60601-5212	USA		7333
MR JONATHAN LOPATIN			280 LYNCROFT ROAD	NEW ROCHELLE	NY 10804-4121	USA			11000
MELLON NOMINEES (UK) LIMITED	BSDTABN		PO BOX 39996	160 QUEEN VICTORIA STREET	LONDON			EC4V 4LA	72710
MELLON NOMINEES (UK) LIMITED	BSDTUSD		PO BOX 39996	160 QUEEN VICTORIA STREET	LONDON			EC4V 4LA	22700
MERRILL LYNCH INTERNATIONAL	MAIN		P.O. BOX 293	20 FARRINGDON ROAD	LONDON			EC1M 3NH	9491
MORSTAN NOMINEES LTD			25 CABOT SQUARE	CANARY WHARF	LONDON	ENGLAND		E14 4QA	400000
MORSTAN NOMINEES LIMITED			25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	979200
MORSTAN NOMINEES LIMITED			25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	46003
MORSTAN NOMINEES LIMITED			25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	4500
MORSTAN NOMINEES LIMITED	SEG		25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	70000
MORSTAN NOMINEES LIMITED	SEG		25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	420849
MORSTAN NOMINEES LIMITED	FIRM		25 CABOT SQUARE	CANARY WHARF	LONDON			E14 4QA	941159
MR RANDAL NARDONE			296 WEST 92ND STREET	NEW YORK	NY 10025	USA			20000
NORTHWESTERN UNIVERSITY			633 CLARK STREET	EVANSTON	IL 60208 0001	USA			110000
NORTRUST NOMINEES LIMITED			50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	112352
NORTRUST NOMINEES LIMITED	TDS		50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	10000
NORTRUST NOMINEES LIMITED	NTGS		155 BISHOPSGATE	LONDON				EC2M 3XS	7380
NORTRUST NOMINEES LIMITED	SLEND		50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	22583
NORTRUST NOMINEES LIMITED	EXEMPT		50 BANK STREET	CANARY WHARF	LONDON			E14 5NT	2[illegible]
MR MICHAEL E NOVOGRATZ			343 WEST 19TH ST.	NEW YORK	NY 10011	USA			5[illegible]
NUTRACO NOMINEES LIMITED			ONE CANADA SQUARE	LONDON				E14 5AL	224
N.Y. NOMINEES LIMITED			PO BOX 293	20 FARRINGDON ROAD	LONDON			EC1M 3NH	37875
MR ERIK P NYGAARD			4 EAST 82ND ST. #1R	NEW YORK	NY 10028	USA			32100
PENSIONS INVESTMENT RESEARCH CONSULTANTS LTD			4TH FLOOR	CITYSIDE HOUSE	40 ALDER STREET	LONDON		E1 1EE	1
PERSHING KEEN NOMINEES LIMITED	PERNY		CAPSTAN HOUSE	ONE CLOVE CRESCENT	EAST INDIA DOCK	LONDON		E14 2BH	2000
PRIVATE EQUITY HOLDING EUROCAS LLC			FAO LISA SNYDER	C/O HOWARD HUGHES MEDICA	4000 JONES BRIDGE ROA	CHEVY CHASE MD 20815	UNITED STATES OF AMERICA		1500000
MR MICHAEL G RANTZ			23 EAST 92ND STREET	NEW YORK	NY 10128	USA			27000
ROCK (NOMINEES) LIMITED		1600441	25 LUKE STREET	LONDON				EC2A 4AR	155
MR STEPHEN M ROSS			625 MADISON AVENUE	9TH FLOOR	NEW YORK	NY 10022	USA		50000
ROY NOMINEES LIMITED		205000	71 QUEEN VICTORIA STREET	LONDON				EC4V 4DE	60000
ROY NOMINEES LIMITED		714894	71 QUEEN VICTORIA STREET	LONDON				EC4V 4DE	300
MR KENNETH M SANDS			21 PINE DRIVE NORTH	ROSLYN	NY 11576	USA			10000
MR STUART M SLOAN			1301 FIFTH AVENUE	SUITE 3000	SEATTLE	USA			34000
STATE STREET NOMINEES LIMITED	G443		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	51679
STATE STREET NOMINEES LIMITED	IE1L		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	10000
STATE STREET NOMINEES LIMITED	JD12		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	3529
STATE STREET NOMINEES LIMITED	OM01		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	600
STATE STREET NOMINEES LIMITED	OM02		525 FERRY ROAD	EDINBURGH	SCOTLAND			EH5 2AW	68997
SUN AMERICA LIFE INSURANCE COMPANY			1 SUN AMERICA CENTER	38TH FLOOR	LOS ANGELES	UNITED STATES OF AMERICA CA 90067			1000000
TD WATERHOUSE NOMINEES (EUROI LIMITED	SMKTNOMS		201 DEANSGATE	MANCHESTER				M3 3TD	1500

R ALLISON THRUSH			384 STERLING PLACE	BROOKLYN	NY 11238	USA		1650
R KEVIN J TREACY			TWO BIRCH LANE	RYE BROOK	NY 10573	USA		15000
ALINCO INVESTMENTS LIMITED			ROMASCO PLACE	WICKHAMS KAY 1	ROAD TOWN	TORTOLA	BRITISH VIRGIN ISLANDS	100000
DACOS NOMINEES LIMITED			CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	2955
DACOS NOMINEES LIMITED	FGN		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	169840
DACOS NOMINEES LIMITED	KBL		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	2800
DACOS NOMINEES LIMITED		2071	CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	43300
DACOS NOMINEES LIMITED		3094	CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	49335
IDACOS NOMINEES LIMITED	SSB1		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	51490
IDACOS NOMINEES LIMITED	SL028		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	1064
IDACOS NOMINEES LIMITED	CLRLUX		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	3000
IDACOS NOMINEES LIMITED	BSTEARN		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	96620
IDACOS NOMINEES LIMITED	NRWICH4		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	2000
IDACOS NOMINEES LIMITED	NRWICH9		CITIGROUP CENTRE	CANADA SQUARE	CANARY WHARF	LONDON	E14 5LB	30000
R STEVEN J WISCH			1125 FIFTH AVENUE	NEW ORK	NY 10128	USA		6250
R ANDREW ZARO			7 SKYLINE DRIVE	HAWTHORNE	NY 10532-2156	USA		45000
IR MARTIN E ZIMMERMAN			100 E BELLEVUE PLACE	APT 32A	CHICAGO	IL 60611-6156	USA	3667

Eurocastle Investment Limited

Listing Particulars

MORGAN STANLEY

This document comprises listing particulars relating to the Company prepared in accordance with the listing rules of the UK Listing Authority made pursuant to Section 74(4) of the Financial Services and Markets Act 2000 and has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

Application has been made for consent under the Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, for the circulation of this document insofar as it relates to the issue of the Shares and to the raising of money by the issue of such Shares. Neither the Guernsey Financial Services Commission nor the States Advisory and Finance Committee accept any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

The Directors of the Company, whose names appear on page 85, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited are acting for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited nor for giving advice in relation to the Offer or any other matter referred to herein.

Investment in the Company involves significant risks and special considerations. The attention of prospective investors is drawn to the risk factors in Part V of these Listing Particulars.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994 (as amended) with registered number 41058)

Offer of 6,000,000 Shares at an Offer Price of €12.00 per Share

Sponsored by

Morgan Stanley & Co. International Limited

Ordinary Share Capital immediately following Admission

Authorised	*Ordinary Shares*	*Issued*[(1)]
Unlimited	Of no par value	17,863,670

(1) Assuming no exercise of the Over-allotment Option.

Eurocastle Investment Limited is offering 6,000,000 Shares under the Offer. In addition, Morgan Stanley Securities Limited, or its agent, may acquire, or procure acquirers for, a number of Over-allotment Shares equal to up to 10 per cent. of the aggregate number of Shares available in the Offer (before any exercise of the Over-Allotment Option) at the Offer Price to cover over-allocations and short positions resulting from stabilisation transactions.

The Shares to be made available pursuant to the Offer will, on Admission, rank pari passu in all respects with the existing Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission.

Application has been made to the UK Listing Authority for all of the Shares in the Company (issued and to be issued) to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all of the Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such Admission will become effective and that dealings in the Shares will commence on 29 June 2004.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States, Australia, Canada or Japan. The offer and sale of the Shares has not been and will not be registered under the Securities Act or any other applicable law of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of the United States, Australia, Canada or Japan. The Underwriters may arrange for the offer and sale of Shares in the United States only to persons (a) reasonably believed to be "accredited investors" within the meaning of the Securities Act or "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and (b) who are "qualified purchasers" or "knowledgeable employees" within the meaning of the Investment Company Act. The Shares offered and sold outside the United States are being offered to persons who are not US Persons in reliance on Regulation S under the Securities Act. The Company will not be registered under the Investment Company Act, and investors will not be entitled to the benefits of such Act.

Prospective investors are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act. The Shares are not transferable except in compliance with the restrictions described under "Transfer Restrictions." In addition, prospective investors should take note that the shares may not be acquired by investors using assets of any retirement plan or pension plan that is subject to Title I of ERISA or Section 4975 of the Code.

MORGAN STANLEY

BEAR, STEARNS INTERNATIONAL LIMITED

Dated 24 June 2004

IMPORTANT INFORMATION

No broker, dealer or any other person is authorised by the Company and/or the Underwriters to issue any advertisement or to give any information or to make any representations in connection with the offering or sale of the Shares other than as contained in this document, and, if issued, given or made, such advertisement, information or representations must not be relied upon as having been authorised by the Company and/or the Underwriters. Neither the delivery of these Listing Particulars nor the allotment or issue of Shares shall under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof.

An investment in the Company should be regarded as a long-term investment. There can be no assurance that the Company's investment objectives will be achieved.

The Company is subject to the risks associated with high levels of debt financing, including the risk that available funds will be insufficient to meet payments of interest or capital due to its, or its subsidiary undertakings', lenders. This risk could adversely affect the Company's ability to provide returns to the holders of Shares and the value of such Shares could be adversely affected. Accordingly, investment in the Company will involve certain risks and special considerations. The investments of the Company are subject to normal market fluctuations and the risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from Shares can go down as well as up and investors may not realise the value of their initial investment. Investors must be able and willing to withstand the loss of their entire investment.

These listing particulars include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of the Company concerning, amongst other things, the investment objectives and investment policy, financing strategies, investment performance, results of operations, financial condition, liquidity, prospects, and dividend policy of the Company and the markets in which it, and Special Purpose Vehicles formed by the Company, invest and issue securities. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual investment performance, results of operations, financial condition, liquidity, dividend policy and the development of its financing strategies may differ materially from the impression created by the forward-looking statements contained in this document. In addition, even if the investment performance, results of operations, financial condition, liquidity and dividend policy of the Company, and the development of its financing strategies, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- changes in economic conditions generally and the real estate and bond markets specifically;
- changes in interest rates and/or credit spreads, as well as the success of the Company's hedging strategy in relation to such changes;
- impairments in the value of the collateral underlying the Company's investments;
- legislative/regulatory changes;
- changes in taxation regimes;
- the Company's continued ability to invest the cash on its balance sheet and the proceeds of this Offer in suitable investments on a timely basis;
- the availability and cost of capital for future investments; and
- competition within the finance and real estate industries.

Potential investors are advised to read this document in its entirety, and, in particular, the sections of this document entitled "Key Information", Part II "The Company and its Business", Part III "Management of the Company", Part V "Certain Risk Factors", Part IX "Accountants' Report for the Period ended 31 March 2004" and Part X "Unaudited Pro Forma Financial Information", for a further discussion of the factors that could affect the Company's future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Subject to its legal and regulatory obligations (including under the Listing Rules), the Company expressly disclaims any obligations to update or revise any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

These Listing Particulars should be read in their entirety before making any investment in Shares. All Shareholders are entitled to the benefit of, are bound by, and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company which investors should review.

Prospective investors must not treat the contents of these Listing Particulars as advice relating to legal, taxation, investment or any other matters. Prospective investors must inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of Shares which they might encounter, and (c) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

In connection with the Offer, Morgan Stanley Securities Limited or its affiliates may over-allot or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise. There is no obligation on Morgan Stanley Securities Limited or any of its affiliates to undertake stabilisation transactions. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Except as required by law, Morgan Stanley Securities Limited does not intend to disclose the extent of any stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Morgan Stanley Securities Limited, on behalf of the Underwriters, an Over-allotment Option pursuant to which Morgan Stanley Securities Limited may require the Company to issue additional Shares of up to 10 per cent. of the aggregate number of Shares available in the Offer (before any exercise of the Over-Allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time during the period commencing with the date of this document and ending 30 days after Admission.

Investors should note that Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and/or their respective affiliates have acted, and in some cases, continue to act, in various capacities in relation to the issuers of certain securities in which the Company invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to affiliates of the issuer of the relevant securities. Each role confers specific rights to and obligations on Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and/or their respective affiliates. In carrying out these rights and obligations the interests of Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and/or their respective affiliates may not be aligned with the interests of a potential investor in the Company's shares. Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Company invests or their affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Company.

Neither the Shares nor the Company have been approved or disapproved by any governmental or regulatory authority of any country or jurisdiction, nor has any such governmental or regulatory authority passed upon or endorsed the merits of the Company or an investment in its Shares. The consent of the Policy Council of the States of Guernsey under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 has been sought for this issue. It must be specifically understood that, in giving consent, neither the Guernsey Financial Services Commission nor the States Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard to it.

The Shares offered by this document have not been recommended by any US federal or state securities commission or regulatory authority nor have such authorities confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The distribution of these Listing Particulars and the offer, sale and/or issue of the Shares in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by the Company, Morgan Stanley & Co. International Limited and the Underwriters to inform themselves about, and to observe, any such restrictions.

These Listing Particulars do not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation. The distribution of these Listing Particulars and the offering of the Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this document comes are required by the Company and Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited to inform themselves about and to observe any restrictions as to the offer or sale of Shares and the distribution of this document under the laws and regulations of any territory in connection with any applications for Shares in the Company, including obtaining any requisite governmental or other consent and observing any other formality prescribed in such territory. No action has been taken or will be taken in any jurisdiction by the Company, Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, the Manager and the Administrator that would permit a public offering of the Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distributions of this document other than in any jurisdiction where actions for that purpose is required.

The Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000, and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this document and the offer, sale and/or issue of the Shares has not been and will not be registered under the Securities Act, any state securities laws in the United States or, except as set out in these Listing Particulars, the securities laws of any other jurisdiction and may not be reoffered, resold, pledged or otherwise transferred except as permitted by the Company's Articles of Association and as provided in these Listing Particulars. Subscribers shall be required to represent, acknowledge and agree that they will not reoffer, resell, pledge or otherwise transfer the Shares except (x) in compliance with the Securities Act and other applicable laws and except to a transferee who is (i) (a) an "accredited investor" within the meaning of the Securities Act or (b) a "qualified institutional buyer" (as defined in rule 144A of the Securities Act) and in each case also a "qualified purchaser" or "knowledgeable employee" within the meaning of the Investment Company Act or (ii) not a US person as such term is defined under Regulation S under the Securities Act purchasing for its own account, or for the account of a buyer that meets such criteria, in an offshore transaction pursuant to Regulation S and (y) (1) upon delivery of all certifications, opinions and other documents that the Company may require and (2) in accordance with any applicable securities law of any state of the United States and any other jurisdiction.

Further, no purchase, sale or transfer of this security may be made unless such purchase, sale or transfer will not result in the assets of the Company constituting "plan assets" within the meaning of the Retirement Income Security Act of 1974, as amended ("ERISA") that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, investors using assets of retirement plans or benefit plans that are subject to ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire the Shares, and each investor will be required to represent or will, by its acquisition of a Share be deemed to have represented, that it is not a "benefit plan investor" within the meaning of ERISA that is using assets of a plan that is subject to ERISA or Section 4975 of the Code. Any purported purchase or transfer of a Share that would cause the Company's assets to be deemed to be "plan assets" under ERISA that are subject to Title I of ERISA or Section 4975 of the Code, or otherwise does not comply with the foregoing, is subject to restrictions as provided in the Company's Articles of Association and these Listing Particulars.

The Shares are not transferable except in accordance with the restrictions described herein. Each transferor of the Shares agrees to provide notice of the transfer restrictions set forth herein to the transferee.

THE MANAGER IS EXEMPT FROM REGISTRATION WITH THE COMMODITY FUTURES TRADING COMMISSION AS A COMMODITY POOL OPERATOR BECAUSE PARTICIPATION IN THIS POOL IS LIMITED, IN THE CASE OF US PERSONS, TO CERTAIN INDIVIDUALS WHO ARE WITHIN A SUBCLASS OF QUALIFIED ELIGIBLE PERSONS ("QEPs") AND TO ENTITIES THAT ARE EITHER QEPs OR ACCREDITED INVESTORS, RECOGNIZED UNDER THE FEDERAL SECURITIES AND COMMODITIES LAWS. THEREFORE, THE MANAGER IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO PARTICIPANTS IN THIS POOL.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available information

For so long as any of the Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of a Share, or to any prospective purchaser of a Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Service of process and enforcement of civil liabilities

The Company is incorporated under Guernsey law. Service of process upon Directors and officers of the Company, the majority of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since most directly owned assets of the Company are outside the United States, any judgment obtained in the United States against it may not be collectible within the United States. There is doubt as to the enforceability in England and Guernsey, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon US federal securities laws.

Other jurisdictions

Cayman Islands

The Company does not intend to establish a place of business, or otherwise intend to conduct business, in the Cayman Islands. Accordingly the Company should not be subject to the supervision of any Cayman Islands authority.

Japan

Offering of the Shares will fall under the private placement defined in Article 2, paragraph 3, sub-paragraph 2-a of the Securities and Exchange Law and accordingly no registration in accordance with Article 4, paragraph 1 of the Securities and Exchange Law has been made therefor. Solicitation of a purchase of the Shares may be carried out subject to the execution by the purchaser of an agreement prohibiting transfer to any person other than Qualified Institutional Investors.

The Bahamas

The Company is licensed or registered in Guernsey only and is not registered or licensed under the provisions of the Investment Funds Act, 2003 of the Commonwealth of the Bahamas.

Germany

The Shares are neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für *Finanzdienstleistungsaufsicht* – "BaFin") according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been filed with the BaFin. Consequently, the Shares may not be offered to the public or transferred to third parties.

The Netherlands

The Shares offered hereby may not be offered, transferred, sold or delivered to any individual or legal entities other than individuals or legal entities as part of their initial distribution or at any time thereafter who or which trade or invest in investments in the conduct of their profession or trade within the meaning of section 1 of the regulation dated 9 October 1990 regarding the implementation of section 14 of the Act on the Supervision of Collective Investment Schemes (*Wet toezicht beleggingsinstellingen)*, as amended from time to time, such as banks, brokers, dealers, insurance companies, pension funds or other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in investments, including treasuries of large institutions.

Switzerland

The Company has not been registered with the Swiss Federal Banking Commission as a foreign investment fund pursuant to Article 45 of the Swiss Mutual Fund Act of 18 March 1994. Accordingly, the Shares may not be offered or distributed on a professional basis in or from Switzerland, and neither these Listing Particulars nor any other offering materials relating to the Shares may be distributed in connection with any such offering or distribution. Shares may only be offered and these Listing Particulars may only be distributed in or from Switzerland to institutional investors or without any public offering.

Ireland

Shares in the Company may not be offered or sold by any person: (a) otherwise than in a manner that does not constitute an offer for sale to the public within the meaning of Section 9 of the Unit Trust Act, 1990 or Section 362 of the Companies Act, 1963; or (b) in any way which would require the publication of a prospectus under and in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992; or (c) in any country or jurisdiction including Ireland except in all circumstances that will result in compliance with all applicable laws and regulations in such country or jurisdiction.

Italy

Shares may not be offered and these Listing Particulars, or any circular, advertisement or other document or offering material relating to the Shares, may not be published, distributed or made available in the Republic of Italy or to any Italian resident investor in circumstances which would be in breach of relevant Italian law and regulations.

CONTENTS

	Page
Offer Statistics and Expected Timetable	8
Key Information	9
Part I European ABS Market Overview	13
Part II The Company and Its Business	15
Part III Management of The Company	22
Part IV The Offer	28
Part V Certain Risk Factors	31
Part VI Additional Information	40
Part VII Tax Considerations	57
Part VIII ERISA, Transfer Restrictions, Eligible Investors and Certificates	65
Part IX Accountants' Report For The Period Ended 31 March 2004	69
Part X Unaudited Pro Forma Financial Information	79
Definitions	82
Directors, Manager and Advisers	85

OFFER STATISTICS

Offer Price	€12.00
Size of Offer[1]	€72,000,000
Number of Shares being offered[1]	6,000,000
Number of Shares subject to Over-allotment Option[2]	600,000
Number of Shares in issue following Admission[1]	17,863,670
Market Capitalisation[1]	€214,364,040
Net Proceeds for the Company[1] [3]	€67,600,000

Notes:

(1) Assumes no exercise of the Over-allotment Option.

(2) The number of Shares subject to the Over-Allotment Option is 10 per cent. of the aggregate number of Shares available in the Offer.

(3) The net proceeds are stated after deduction of the underwriting commissions and other expenses payable by the Company in respect of the Offer, expected to be approximately €4,400,000.

EXPECTED TIMETABLE

Conditional dealings expected to commence on the London Stock Exchange	24 June 2004
Admission and commencement of unconditional dealings	8 a.m. on 29 June 2004
CREST UK accounts credited in respect of Shares in uncertificated form	29 June 2004
Share certificates in respect of Shares issued in certificated form expected to be dispatched (or as soon as practicable thereafter)	29 June 2004

Each of the times and dates in the above timetable is subject to change. References to times are to London time unless otherwise stated. Temporary documents of title will not be issued.

It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

KEY INFORMATION

The following information does not purport to be complete and is taken from, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this document. Certain terms used in this document are defined in Part XI of these Listing Particulars. Save where otherwise indicated, the financial information in this section has been extracted without material adjustment from Part IX of these Listing Particulars. Investors should read the whole of this document and not just rely on this summary information.

The Company, Investment Objectives and Policy

- Eurocastle Investment Limited is an investment company managed by Fortress Investment Group LLC.
- The Company invests primarily in (i) European real estate securities, (ii) other European asset backed securities and (iii) other European real estate related assets.
- The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns through prudent asset selection and the use of match-funded financing structures, which structures are intended to reduce interest rate, refinancing and currency risks. The Company seeks to generate returns by locking in the difference between the yield on investments and the costs of financing these investments and optimising this difference over the life of the investment.
- The Company's policy is to invest primarily in a diversified portfolio of credit sensitive securities with a targeted weighted average credit rating, determined by internationally recognised rating agencies, of approximately BBB– (BBB– representing the lowest investment grade rating and BB+ representing the highest non-investment grade rating). However, individual securities in the portfolio may have ratings higher or lower than BBB–. As of 8 June 2004, the Company's €532 million (face amount) diversified portfolio of investments had a weighted average credit rating of BBB.
- Underpinning the Company's investment activities is a disciplined approach to acquiring, financing and managing assets with moderate credit risk and sufficient liquidity. The Company will seek to diversify its investments by asset type, industry, location and issuer in order to minimise the risk of capital loss and to enhance the terms of the Company's financing structures. The Company will manage its credit exposure through this diversification and also through ongoing asset selection and surveillance.
- The Company intends primarily to utilise non-recourse match-funded financing structures in order to minimise interest rate, refinancing and currency risks. The Company seeks to match the maturities of its debt obligations with the maturities of its investments, in order to minimise the risk that it needs to refinance its liabilities prior to the maturities of its assets, and to match the interest profile on investments with like-kind debt (i.e., floating or fixed rate), in order to reduce the impact of changing interest rates on earnings. Eurocastle CDO I is an example of the Company utilising this match-funded approach. The Company may, however, use alternative financing methods to CDO structures (for example, commercial paper or term bank debt) which are consistent with its investment objectives and policy.

European ABS Market

- The Company was formed in August 2003 to capitalise on growth in the European asset backed securities market. The European ABS market has grown rapidly, with compounded annual growth in new issuance of 28 per cent. since 1996, and new issues of European ABS reaching US$197 billion in 2003. A key characteristic of the market over time has been the low volatility in spreads and ratings relative to other European financial markets. European real estate backed securities (CMBS and RMBS) represent by far the largest component of the European ABS market, accounting for 73 per cent. of all new ABS issuance in 2004 to date.

Recent Developments, Current Trading and Prospects

- On 8 June 2004, the Company completed its first CDO financing, Eurocastle CDO I, whereby a portfolio of real estate securities and other asset backed securities were purchased by a 6.G.1

consolidated subsidiary which issued €372 million face amount of investment grade senior and mezzanine bonds and €28 million face amount of non-investment grade mezzanine and subordinated bonds. The Company retained €21 million face amount of the investment grade mezzanine bonds as well as all of the non-investment grade bonds. As of 8 June 2004, Eurocastle CDO I purchased, or entered into agreements to purchase approximately €301 million (face amount) of securities and, after giving effect to such purchases and agreements to purchase, CDO I had approximately €103 million of uninvested cash that will be used to purchase additional securities during CDO I's six month ramp-up period.

- The weighted average credit rating of Eurocastle CDO I's portfolio of securities as of closing of that transaction was BBB–. The assets in this portfolio are diversified by asset type, industry, location and issuer. The Company expects that this diversification will minimise the risk of capital loss.
- The Company's key competitive strengths include:
  - its diversified portfolio;
  - its match-funded discipline;
  - its creative financing strategies; and
  - its experienced management, and their ability to underwrite and manage credit risk.
- Based on the expected growth in the European ABS market and the Company's key competitive strengths, the Company believes that it will be able to identify and invest in Target Investments in line with its investment policy and that its financial performance during its current financial year will be satisfactory and enable it to achieve its objectives of delivering stable dividends and attractive risk–adjusted returns.

The Manager

- The Company is externally managed by Fortress Investment Group LLC. Fortress is a global alternative investment and asset management firm with approximately US$7 billion of equity capital currently under management. Fortress was founded in 1998, and currently employs, together with its affiliates, over 200 people. Fortress is headquartered in New York and it and its affiliates have offices in London, Rome, Frankfurt and Geneva. Under the Management Agreement with the Company, Fortress provides a dedicated management team to the Company whose primary responsibility is to manage the Company.
- The Manager will provide the Company with access to investment opportunities through its existing business relationships, and with operational and risk management systems, expertise and economies of scale associated with its current business operation. The founders of the Manager have an average of 19 years' expertise in the fields of asset-based investing, financing and risk management. They have been involved in acquisitions of over US$27 billion of assets (of which US$6 billion of such assets are in Europe) and issues of over US$14 billion of asset backed securities (of which US$8 billion of such securities have been issued in Europe). The Company believes that these critical skills position the Manager well, not only to make prudent investment decisions, but also to monitor and manage the credit profile of investments.
- In the United States, Fortress has, since 1998, managed Newcastle Investment Corp. and its predecessors. Newcastle Investment Corp. is a real estate investment trust listed on the New York Stock Exchange which invests in US real estate securities and other real estate assets using a similar investment strategy and financing techniques to those of the Company.
- The Manager has agreed that it will not raise or sponsor any new investment fund, company or vehicle whose investment policies, guidelines or plans will cause it to compete directly with the Company (it being understood that no such fund, company or vehicle shall be prohibited from investing in Target Investments other than as its primary investment category).
- At 8 June 2004, Fortress affiliates and their employees owned approximately 11 per cent. of the equity of the Company (19 per cent. of the diluted issued share capital upon exercise of outstanding options). In connection with the Offer, the Company has granted to the Manager an additional option to purchase 600,000 Shares of the Company at the Offer Price, representing 10 per cent. of the number of Shares being offered hereby, subject to adjustment if the Over-allotment Option is

exercised. Following Admission, the Manager and its employees are expected to beneficially own approximately 18.5 per cent. of the Shares, assuming exercise of all of their Options.

Use of proceeds

- The proceeds of the Offer will be used to invest in further Target Investments to increase the size and diversification of the Company's portfolio. Pending investment of the proceeds of the Offer in Target Investments (which is expected to have been substantially completed by the end of 2004), the Company expects to hold the net proceeds in cash or near cash deposits.

Dividend policy

- The Company intends to pay semi-annual dividends to Shareholders. The Company's aim is to pay all or substantially all of its earnings in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company). In the absence of unforeseen circumstances, the aggregate dividend for the 12 month period following Admission is currently anticipated to be €1.20 per Share, which would represent a gross yield of 10 per cent. on the Offer Price over that period. This proposed dividend is based on assumptions and should not be regarded as an earnings forecast.

The Offer

- 6,000,000 Shares will be issued pursuant to the Offer assuming that the Over-allotment Option is not exercised. Further Shares representing up to 10 per cent. of the Shares available in the Offer (before exercise of the Over-allotment Option) may be issued pursuant to the Over-allotment Option.

Lock-up arrangements

- The Company and all of its existing Shareholders have entered into lock-up arrangements pursuant to the Underwriting Agreement. The Company has agreed not to issue and existing Shareholders have agreed not to sell any Shares (other than Shares issued pursuant to the Offer) for a period of 180 days from Admission (subject to certain exceptions, including where the Sponsor and Global Coordinator have given their consent to the issue or sale, as the case may be).

Dividend Reinvestment Plan

- The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If implemented, details of such a plan would be sent to Shareholders following adoption of the plan by the Board of Directors.

Risk Factors

Prior to investing in the Shares, prospective investors should consider, together with the other information contained in this document, certain risk factors set out in Part V of these Listing Particulars under the following headings:

Risks Relating to the Business

- The Company has a limited operating history and, accordingly, it is difficult to evaluate an investment in the Company's shares.
- The Company's ability to generate its desired returns will depend on its ability to identify and invest in suitable investment opportunities.
- Extensive borrowings may adversely affect the Company's return on its investments and may reduce the amount of cash available for distribution to shareholders.
- The Company will be exposed to refinancing risk if it is not able to match fund its assets and liabilities.
- Changes in tax laws or their interpretation could affect the intended tax treatment for investments using Special Purpose Vehicles.

- The value of the Company's investments may fluctuate as a result of factors outside its control.
- Many of the Company's investments will be in subordinated securities.
- The Company's investments may be subject to delinquency, foreclosure and loss.
- Default and concentration risk.
- Insurance on real estate or other assets may not cover all losses.
- The investments which the Company intends to acquire are generally illiquid.
- Fluctuations and changes in interest rates may cause losses.
- The value of investments is subject to changes in credit spreads.
- Hedging transactions may limit gains or result in losses.
- Insolvency of obligors under investments.
- The ability to sell investments and reinvest the proceeds may be restricted.
- Disparities between the availability of suitable investments and the availability of suitable funding may lead to inefficiencies in financing.
- Prepayment rates can increase which may adversely affect the yields on investments.
- Environmental liability.

<u>Risks Relating to the Company</u>

- The Company's ability to pay dividends will depend on it receiving sufficient earnings from underlying investments.
- The Company believes that it will be classified as a PFIC.
- Risk of adverse tax consequences by reason of having a permanent establishment.
- Foreign investment risk and currency rate exposure.
- The Shares are subject to restrictions on transfers.
- ERISA risk.
- The Company will not be registered under the Investment Company Act.
- Shareholders may not be entitled to the takeover offer protections provided by the City Code on Takeovers and Mergers.
- Future Share issues could dilute the interests of existing Shareholders and lower the price of the Shares.

<u>Risks Relating to the Manager</u>

- The Company's performance is dependent on the Manager, and the Company may not find a suitable replacement if the Manager terminates the Management Agreement.
- There may be conflicts of interest in the Company's relationship with the Manager.
- The Management Agreement may be difficult and costly to terminate.
- Broad investment guidelines.

The risks described under the headings set out above are the risks which the Company currently considers to be material but are not the only risks relating to the Company or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

PART I
EUROPEAN ABS MARKET OVERVIEW

The European asset backed securities market has experienced significant growth over the last decade. The Company estimates that the market currently consists of approximately US$350 billion of outstanding debt, and new issuance has grown at a compounded annual rate of 28 per cent. since 1996.

European ABS New Issuance

	1996	1997	199	1999	2000	2001	2002	2003	2004 (projected)
					(US$ in Billions)				
Real estate related securities....	7	15	13	35	52	69	85	122	150
Other ABS................	28	32	24	27	33	52	52	75	90
Total[1]..................	35	48	38	62	86	121	136	197	240

(1) Numbers in this table are rounded so may not add to the total shown.

Source: Company Estimate

The Company estimates that European ABS new issuance reached US$78 billion in the first quarter 2004, compared to approximately US$40 billion in the first quarter 2003, and new issuance for all of 2003 reached US$197 billion. The market has continued to experience low volatility in spreads and ratings compared to elsewhere in the European financial markets.

The European ABS market is diversified by collateral and increasingly diversified by country. While the UK has historically dominated European issuance (in part due to a supportive insolvency régime and favourable lease structures), this is slowly changing, as Italy and Spain become increasingly significant. The Company currently expects France and Germany to grow in importance to the primary market over the medium term and provide increasing liquidity for investors.

The Company expects strong growth in European ABS markets over the next few years. A broadening investor base is expected to increase the efficiency of the ABS market, leading to better execution for issuers. In addition, new capital regulations are expected to put pressure on some originators to securitize assets they currently hold in their portfolios.

Types of Securities

Whilst there are a number of types of asset backed securities, commercial mortgage-backed securities ("CMBS") and residential mortgage-backed securities ("RMBS") continue to represent the bulk of collateral in the European ABS market, accounting for over 73 per cent. of the 2004 new issuance to date. CMBS issuers include banks, real estate companies, conduit programmes and other corporates.

CMBS

CMBS are debt securities secured by or evidencing ownership interests in a single mortgage loan secured by a commercial property or a pool of mortgage loans secured by commercial properties. These securities may be senior, subordinate, investment grade or non-investment grade. The yield on CMBS will depend, in part, on the timely payment of interest and principal due on the underlying mortgage loans, and defaults by the borrowers on such loans may ultimately result in deficiencies and defaults on the CMBS. In the event of a default, the trustee for the benefit of the holders of CMBS will typically have recourse only to the underlying pool of mortgage loans and, if a loan is in default, to the mortgaged property securing such mortgage loan. After the trustee has exercised all of the rights of a lender under a defaulted mortgage loan and the related mortgaged property has been liquidated, typically no further remedy will be available. However, holders of relatively senior classes of CMBS will be protected to a certain degree by the structural features of the securitisation transaction within which such CMBS were issued, such as the subordination of the relatively more junior classes of the CMBS.

The credit quality of CMBS depends primarily on the credit quality of the underlying mortgage loans. Among the factors likely to determine the credit quality of a mortgage loan are (i) the principal amount of the mortgage loan relative to the value of the related mortgaged property at origination and at

maturity, (ii) the creditworthiness of tenants occupying the underlying properties, (iii) the purpose of the mortgage loan (e.g., refinancing or new purchase), (iv) the mortgage loan terms (e.g., amortisation, balloon amounts, reserves, prepayment terms, lease duration), and (v) the geographic location of the mortgaged property securing the mortgage loan.

RMBS

RMBS are debt securities secured by or evidencing ownership interests in pools of mortgage loans secured by single family residential properties.

Like CMBS, the yield on RMBS will depend, in part, on the timely payment of interest and principal due on the underlying mortgage loans by the borrowers, and defaults by such borrowers may ultimately result in deficiencies and defaults on the RMBS. In the event of a default, the trustee for the benefit of the holders of RMBS has rights similar to corresponding rights of a CMBS trustee.

Like CMBS, credit quality of the underlying mortgage loans is a function of factors such as (i) the principal amount of the mortgage loans relative to the value of the related mortgaged properties, (ii) the creditworthiness of the borrowers, (iii) the purpose of the mortgage loans (e.g., refinancing or new purchase), (iv) the mortgage loan terms (e.g., prepayment and amortisation), and (v) the geographic location of the properties securing the mortgage loans.

PART II
THE COMPANY AND ITS BUSINESS

Introduction

The Company is a closed-ended limited liability investment company formed to invest in the growing ABS market in Europe. The Company invests primarily in (i) European real estate securities, (ii) other European asset backed securities and (iii) other European real estate related investments that the Company finances in a manner designed to match its assets and liabilities in terms of maturity, interest rate and currency. As of 8 June 2004, the Company's diversified portfolio consisted of €532 million (face amount) of investments.

The Company seeks to finance its investments primarily using non-recourse match-funded debt, as described in greater detail below. Such funding structures seek to match assets and liabilities with respect to interest rate and currency exposure and maturity, while retaining flexibility to monitor and manage any potential or perceived credit exposure. The Company's return on equity is the difference, or net spread, between the return on its investment and its costs of financing.

Investment Objectives and Policy

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns for Shareholders through prudent asset selection and the use of match-funded financing structures, which are intended to reduce interest rate, currency and refinancing risks. The Company seeks to deliver returns by optimising the difference between the yield on investments and the cost of financing these investments.

The Company intends to achieve its investment objective by investing in Target Investments, primarily consisting of a diversified portfolio of credit sensitive securities with a targeted weighted average credit rating, determined by internationally recognised rating agencies, of approximately BBB− (BBB− representing the lowest investment grade rating and BB+ representing the highest non-investment grade rating). However, individual securities may have ratings higher or lower than BBB−. The Company does not have specific policies as to the allocation among types of real estate related assets since its investment decisions depend on changing market conditions. Instead, the Company focuses on relative value and in-depth risk/reward analysis (with an emphasis on asset quality and principal protection), diversification, match-funded financing and credit risk management.

Asset Quality and Diversification

The Company seeks to diversify its investment portfolio by asset type, industry, location and issuer. The Company expects that this diversification will help minimise the risk of capital loss.

As of 8 June 2004:

- the Company's portfolio consisted of 63 investments with an aggregate face amount of €532 million and an average investment size of €8 million;
- the portfolio consisted of 4 per cent. AAA rated securities, 8 per cent. AA rated securities, 17 per cent. A rated securities, 62 per cent. BBB rated securities and 9 per cent. BB rated securities;
- the portfolio had an overall weighted average credit rating of BBB; and
- the portfolio consisted of 59 per cent. CMBS, 9 per cent. RMBS, 11 per cent. NPL, and 21 per cent. other ABS.

Credit Risk Management

Credit risk refers to each individual borrower's ability to make required interest and principal payments on the scheduled due dates. The Company will seek to acquire investments that offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these investments is sensitive to the performance of the underlying assets, the first risk of default and loss is usually borne by the more subordinated securities or other features of the securitisation transaction. The Company further reduces credit risk by actively monitoring its investments and their underlying credit quality and, where appropriate, repositioning investments to upgrade their credit quality and yield. A significant portion of the Company's investments are expected to be financed with collateralised debt obligations. The Company's CDO financings (see "Financing" below) offer structural flexibility to manage credit risk.

SPVs

The Company intends to invest directly in the underlying securities or invest indirectly through leveraged special purpose vehicles ("SPVs"). In each case, the ordinary share capital of the SPVs will be held by a third party trust unconnected to the Company or the Manager, but the SPVs will nevertheless be consolidated with the Company because, in substance, the Company will retain the majority of the residual or ownership risks related to each SPV and its assets in order to obtain benefit from the SPV's activities. Currently, the Company invests via two SPVs, Eurocastle Funding Limited and Eurocastle CDO I plc, both of which are incorporated in Ireland. Over time the Company expects to establish additional SPVs to finance the acquisition of further investments. For a summary of how the Company uses SPVs to implement its match-funded financing strategy see "Financing – CDOs" below.

Investment Guidelines

The Board of Directors has adopted general guidelines for investments and borrowings to the effect that:

- no single investment by the Company will exceed 20 per cent. of the gross assets of the Company;
- the Company will not invest 20 per cent. or more of its gross assets directly in real estate;
- leverage will not exceed 95 per cent. of the value of the Company's gross assets;
- the Company will not co-invest with the Manager or any of its affiliates (other than Company affiliates) unless (i) the co-investment is otherwise in accordance with the Company's investment guidelines and (ii) the terms of such co-investment are at least as favourable to the Company as to the Manager or such affiliate (as applicable) making such co-investment;
- not more than 10 per cent., in aggregate, of the value of the gross assets of the Company will be invested in other listed investment companies (including listed investment trusts), except where the investment companies themselves have stated investment policies to invest no more than 15 per cent. of their gross assets in other listed investment companies (including listed investment trusts); and
- the Company will not control or seek to control, or be actively involved in the management of, any companies or businesses in which it invests, and will not take legal or management control of investments in its portfolio.

The above guidelines do not apply to the Company's investments in SPVs and, for example, such investments may represent more than 20 per cent. of the Company's gross assets. Fortress has agreed, however, in the Management Agreement, to manage the assets of any SPV such that the investment policy of the SPV conforms with the investment policies and investment guidelines of the Company. As at the date of these Listing Particulars, the only SPVs managed by Fortress are Eurocastle CDO I and Eurocastle Funding. Two further SPVs are in the process of being established to finance the acquisition of future investments.

The Company may acquire assets from the Manager or its affiliates, including securities issued by the Manager or its affiliates, and the Company may sell assets to the Manager and its affiliates, including securities issued by the Manager and its affiliates, provided in each case that such transaction complies with the Company's investment guidelines and the transaction is on arm's length commercial terms.

In accordance with the requirements of the UK Listing Authority:

- the investment policies of the Company will, in the absence of unforeseen circumstances, be adhered to for at least three years following the date of Admission, and any material change in the investment policies will only be made with the approval of the Shareholders by ordinary resolution; and
- distributable income is expected to be derived from investment and the Company and any SPVs will not conduct any trading activity which is significant in the context of the group as a whole.

Target Investments

The Company intends to invest in the following categories of investments.

CMBS. The Company expects that the majority of its CMBS investments will be rated by at least one internationally recognised rating agency. The majority of investments in CMBS are intended to

consist of securities that are part of a capital structure or securitisation where the rights of such class to receive principal and interest are subordinate to senior classes but senior to the rights of lower rated classes of securities.

RMBS. The Company expects to invest in RMBS of a credit quality similar to that described above for CMBS.

Other Asset Backed Securities. The Company may also make investments in other types of asset backed securities which are backed by various other types of collateral such as loans to small and medium sized companies, non-performing mortgage loans, whole business loans, aircraft loans, sub-prime mortgage loans, auto loans and credit card loans.

Other Real Estate Related Investments. The Company may also invest in portfolios of European mortgage loans and may also make investments in other types of European commercial real estate such as credit leased real estate property.

B Notes. The Company may also invest in "B Notes". A "B Note" is typically a privately negotiated loan (a) secured by a first mortgage on a single large commercial property or group of related properties and (b) subordinated to an "A Note" secured by the same first mortgage on the same property. The subordination of a B Note is typically evidenced by an inter-creditor agreement with the holder of the related A Note. The Company may acquire B Notes in negotiated transactions with the originators, as well as in the secondary market.

The Company may also selectively pursue special investment situations where the Manager believes cash flows have been mispriced, such as discounted securities in particular sectors or jurisdictions which have fallen out of favour due to economic pressures, regulatory issues or illiquidity.

Whilst the Company intends to diversify its investment portfolio in the manner described above, as a result of changing market conditions, the Company cannot predict with any certainty the percentage of its assets that will be invested in each category of Target Investments.

Financing

Match-Funded Discipline

The types of securities in which the Company invests are sensitive to changes in interest rates and, to the extent not euro-denominated, changes in foreign exchange rates. The Company attempts to minimise exposure to interest rate and currency fluctuation through the use of non-recourse match-funded financing structures. Through match-funded financing, the Company seeks to (i) match the maturities of its borrowings with the maturities of its investments (ii) match the interest received on its investments with the interest the Company pays on its debt (i.e., floating rate assets are financed with floating rate debt, and fixed rate assets are financed with fixed rate debt), directly, or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies and (iii) match the currencies of its investments with the currency of its borrowings. This structure allows the Company to minimise the risk that it has to refinance its liabilities prior to the maturities of its assets and is expected to reduce the impact of changing interest rates and currency fluctuations on the Company's earnings.

While match-funding is a key element of the Company's business plan, from time to time the Company may choose to bear a level of refinancing risk on a short term or longer term basis.

The Company utilises leverage for the sole purpose of financing its portfolio and not for the purpose of speculating on changes in interest rates.

CDOs

The Company intends to utilise securitisation structures, such as CDOs, as well as other financing structures (for example long term bank debt, commercial paper programmes, bond issues and other long term financing techniques) to match-fund its Target Investments.

CDOs are multiple class debt securities, or bonds, secured by pools of collateral consisting of assets, such as mortgage backed or other asset backed securities. In the Company's case, the collateral will be the Target Investments themselves. Like typical securitisation structures, in a CDO (a) the assets are sold to a bankruptcy remote SPV, such sale being financed by the issue by the SPV of one or more classes of

bonds, (b) further qualifying assets are acquired with the balance of the bond proceeds until a target amount has been so acquired (during an investment period which is typically 6 to 18 months after the bonds are issued), (c) the assets are pledged to a trustee for the benefit of the holders of the bonds, (d) one or more classes of the bonds are rated by one or more rating agencies, and (e) one or more classes of the bonds are marketed to a wide variety of fixed income investors, all of which enables the CDO sponsor to achieve a relatively low cost of long-term financing. Unlike typical securitisation structures, the Company may structure its CDOs such that the underlying assets may be sold, subject to certain limitations, without a corresponding pay-down of the CDO debt during the reinvestment period (which is typically three to five years), provided the proceeds are reinvested in certain qualifying assets. Such CDO structures will enable the Manager to manage, subject to certain limitations, the pool of underlying assets. The Company believes that its CDO financing structures will enable it to lock in a long-term cost of funds and minimise the risk that it has to refinance its liabilities prior to the maturities of its investments while giving the flexibility to manage credit risk.

Under a CDO financing structure, a portfolio of Target Investments satisfying Eurocastle's credit and diversification investment criteria will be assembled and held by an SPV. To help finance the purchase of the underlying investments, the SPV may issue a series of notes. Notes issued pursuant to a CDO transaction typically:

- will be rated by one or more rating agencies (typically 50% – 70% or more of each CDO issuance is rated "AAA");
- will be listed on a recognised securities exchange (for example, Luxembourg or Ireland);
- will not be subject to redemption at the request of any third party holders (and thus will not be subject to refinancing risk for mismatched maturities);
- will be sold primarily to institutional investors; and
- will only have a claim on the collateral of the issuer.

Eurocastle CDO I

On 8 June 2004, the Company closed its first CDO financing, Eurocastle CDO I, whereby a portfolio of real estate securities and other asset backed securities were purchased by a consolidated subsidiary which issued €372 million face amount of investment grade senior and mezzanine bonds and €28 million face amount of non-investment grade mezzanine and subordinated bonds. The Company retained €21 million face amount of the investment grade mezzanine bonds as well as all of the non-investment grade bonds. As of 8 June 2004, Eurocastle CDO I purchased, or entered into agreements to purchase, approximately €301 million (face amount) of securities and, after giving effect to such purchases and agreements to purchase, Eurocastle CDO I had approximately €103 million of uninvested cash that will be used to purchase additional securities during Eurocastle CDO I's six month ramp-up period. The collateral of Eurocastle CDO I is managed by Fortress pursuant to the Portfolio Management Agreement. The key terms of the Portfolio Management Agreement are set out in Part VI of these Listing Particulars.

The table below sets out a summary of the securities issued by Eurocastle CDO I:

Class	Moody's/S&P Ratings	Face Amount (€)	Coupon	Weighted Average Expected Maturity (in years)	Legal Maturity
Class A Senior Floating Rate Notes	Aaa/AAA	338,000,000	Three-month EURIBOR plus 0.45 per cent.	6.87	2060
Class B Senior Floating Rate Notes	Aa2/AA	13,000,000	Three-month EURIBOR plus 0.95 per cent.	9.43	2060
Class C Deferrable Interest Floating Rate Notes	A2/A	12,000,000	Three-month EURIBOR plus 1.65 per cent.	9.75	2060
Class D Deferrable Interest Floating Rate Notes	Baa2/BBB	9,000,000	Three-month EURIBOR plus 2.50 per cent.	10.03	2060
Class E Deferrable Interest Floating Rate Notes	Ba2/BB	7,000,000	Three-month EURIBOR plus 3.00 per cent.	10.03	2060
Subordinated Notes	Not Rated	21,000,000	No Coupon		2060

Short-term financing

The Company currently also intends to use short-term financing, in the form of repurchase agreements, bridge financings and bank warehousing facilities, as an intermediate step prior to the implementation of its match-funded financing structures. Short-term financing may also be employed in relation to assets which are not suitable to be financed on a long-term basis. Such assets are currently held through Eurocastle Funding, an SPV established by the Company. The assets of Eurocastle Funding are managed by Fortress pursuant to the Funding Management Agreement, a summary of which is set out in Part VI of these Listing Particulars.

Amount of Leverage

The amount of equity relative to the external debt will depend, among other things, upon the diversification and quality of the underlying investments. In any case, the total leverage of the Company and the SPVs will not exceed 95 per cent. of its gross assets. As at 31 March 2004, on a pro forma basis after taking into account the adjustments set out in the pro forma consolidated balance sheet set out in Part X of these Listing Particulars, the Company and the SPVs had incurred €424 million of debt representing 78 per cent. of gross assets.

For certain risks related to the Company's financing strategy see the risk factors set out in Part V of these Listing Particulars.

Interest Rate and Currency Hedging Activities

The Company and the SPVs may enter into derivative transactions for the purposes of efficient portfolio management, where appropriate to protect their investments from interest rate fluctuations and foreign exchange fluctuations. These transactions may include swaps, the purchase or sale of collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as the Manager determines is in the best interests of the Company or relevant SPV, given the cost of such hedges. The Manager may elect to have the Company or relevant SPV bear a level of interest rate and currency risk that could otherwise be hedged when the Manager believes, based on all relevant facts, that bearing such risks is advisable. The Company and the SPVs will not enter into derivative transactions for speculative purposes.

For a discussion of certain risks related to the Company's and the SPVs' use of derivatives, see the risk factors set out in Part V of these Listing Particulars.

Dividend and Dividend Policy

The Company currently intends to pay semi-annual dividends to Shareholders. In the absence of unforeseen circumstances, the aggregate dividend for the 12 month period following Admission is currently anticipated to be €1.20 per Share, which would represent a gross yield of 10 per cent. per annum on the Offer Price over that period. This proposed dividend is based on assumptions and should not be regarded as an earnings forecast. The Company intends to pay all or substantially all of its earnings (excluding any surpluses from the sale or realisation of investments held directly by the Company) in the form of dividends to Shareholders.

Current Investments

As of 8 June 2004 the Company's €532 million (face amount) diversified portfolio of Target Investments had a weighted average credit rating of BBB. The portfolio consisted of 30 per cent. Sterling-denominated investments and 70 per cent. Euro-denominated investments with collateral spread 43 per cent., 21 per cent., 20 per cent. and 16 per cent. respectively between UK, Italy, Germany and other European countries.

As at 8 June 2004, the 10 largest investments held directly (or indirectly through Special Purpose Vehicles) by the Company were as follows:

	Investment/ Security Name (1)	Asset Type	Face Amount (2) (€)	% of portfolio	Cost Basis (€)	Carrying Value (€)	Coupon (3)	Discount Margin (4)	Expected Maturity	Credit Rating	Description
1	HELOC 1X B	CMBS	42,661,650	8.02	42,400,153	41,595,109	52	323	10 May 05	Aa3/AAA(5)	Securitisation of a portfolio of 32 Thistle hotels in the UK
2	GCO 2 D	CMBS	25,000,000	4.70	25,053,166	25,125,000	235	228	1 Feb 09	Baa2/BBB	Pan-European CMBS originated by Aareal Bank consisting of 93 loans in 14 countries
3	SCIP 2 C1	CMBS	24,000,000	4.51	24,138,252	24,036,000	117	110	26 Apr 06	A3/A	Securitisation of properties to be sold by public sector entities in Italy
4	HELOC 1X A	CMBS	19,459,700	3.66	19,321,822	19,265,103	43	146	10 May 05	Aaa/AAA	Securitisation of a portfolio of 32 Thistle hotels in the UK
5	EURL 1 D	CMBS	18,000,000	3.38	18,100,745	18,032,400	140	133	15 Mar 07	Baa1/BBB	Pan European securitisation of 58 properties originated by Rheinhyp
6	EXPLO 2004-1 O	ABS Commercial	18,000,000	3.38	18,000,000	18,072,000	147	137	25 Apr 09	NR/BBB	Portuguese securitisation of overdue tax and social security contributions owed to the Government
7	ICR 5X C	NPL	17,000,000	3.20	16,408,574	16,150,000	135	290	15 Mar 08	Baa1/A	Granular pool of Italian non performing loans
8	MAS 1 D	ABS Consumer	15,000,000	2.82	14,797,220	14,925,000	120	130	5 Nov 09	A1/A-	Banca Monte di Paschi Siena originated personal loans secured by zero coupon bonds and mutual fund investments
9	NYMPH 2002-1 D	CMBS	15,000,000	2.82	14,879,713	14,932,500	180	190	27 Jan 09	Baa2/BBB	Predominantly UK CMBS originated by Bayerische Landesbank, currently consists of 27 loans
10	WUERT EU-1 D	CMBS	15,000,000	2.82	14,757,762	15,000,000	180	180	18 Feb 08	NR/BBB	Wurttembergische Hypothekenbank AG originated pan-European CMBS consisting of 60 loans
	Total		209,121,350		207,857,407	207,133,112					

(1) All of the investments shown in the table are held by Eurocastle CDO I, with the exception of Heloc 1X B, Heloc 1X A and €5 million of ICR 5X C

(2) To the extent the face value of an investment is denominated in a currency other than Euro, their value has been converted using an appropriate rate of exchange on 8 June 2004

(3) Margin over LIBOR, in basis points.

(4) Expressed in basis points, the discount margin plus the index equals the security's yield on its carrying value.

(5) On 30 April 2004, Morgan Stanley Mortgage Servicing Limited (an affiliate of the Sponsor and the Global Coordinator), the servicer of the loan underlying the notes referred to in the table above with references HELOC 1X B and HELOC 1X A, informed holders of such notes that the borrowers had breached an interest cover ratio resulting in a default under the loan. The borrowers are required to maintain an interest cover percentage for the preceding two quarters of 110 per cent. Figures for the first quarter of 2004 show that the preceding two quarter interest cover percentage was 106 per cent. Notwithstanding this default, all payments due under the loan and the notes have, however, been made on a timely basis.

As a result of these developments and in the light of what it perceives as the further deteriorating financial performance of the hotels securing the loan, Moody's announced on 4 May 2004 that they have placed on review for possible downgrade all classes of such notes. In March 2004, Moody's downgraded the Class B notes from Aa2 to Aa3. Standard & Poor's announced on 10 May 2004 that no rating action is expected on these notes.

There had also been ongoing litigation involving the borrowers arising in part out of allegations of fraud against affiliates of a former shareholder of the borrowers. So far as it relates to the borrowers this litigation has now been settled. There continues to be other potential litigation between the owner of the hotels securing the loan and the hotel operator. The parties involved are negotiating to reach a settlement of this litigation.

Financial Information

An Accountants' Report for the period ended 31 March 2004 is set out in Part IX of these Listing Particulars. Pro forma financial information for the Company showing the impact of Eurocastle CDO I and the drawdown of the final instalment of capital from existing Shareholders on the financial information presented in Part IX is set out in Part X of these Listing Particulars. Please note that the information contained in Part X may not give a true picture of the Company's financial position or results.

Except for the closing of Eurocastle CDO I and the drawdown of the final instalment of capital from existing Shareholders, there has been no significant change in the financial or trading position of the Company or any SPV since 31 March 2004 being the end of the last financial period for which either audited financial statements or interim financial statements have been published.

PART III
MANAGEMENT OF THE COMPANY

Management of the Company

The Board of Directors is responsible for the determination of the Company's investment objectives and policies as specified in these Listing Particulars and has responsibility for its activities. The Company has, however, appointed Fortress to be responsible for managing the Company and its portfolio of assets on a discretionary basis in accordance with the investment objectives and policies of the Company.

The Manager

Fortress is a global alternative investment and asset management firm with approximately US$7 billion of equity capital currently under management. Fortress was founded in 1998 by a group of senior professionals led by Wesley R. Edens. Today, the other principals of Fortress with responsibility for managing the Company include Messrs. Peter L. Briger, Jr., Robert I. Kauffman and Randal A. Nardone. Fortress has three alternative investment businesses: private equity, real estate securities and hedge funds. Fortress employs, together with its affiliates, over 200 people. Fortress is headquartered in New York and its affiliates have offices in London, Rome, Frankfurt and Geneva.

The Manager's principals have an average of more than 19 years of experience in the fields of asset-based investing and finance and risk management with respect to both dollar and non-dollar denominated investments. The founders of the Manager have been involved in the acquisition of over US$27 billion of assets and the issue of over US$14 billion of asset backed securities.

The Founders of the Manager also have significant investing and financing experience in Europe having acquired over US$6 billion of assets and issuing over US$8 billion of asset backed debt securities primarily in the United Kingdom, France and Italy. An affiliate of the Manager also owns an Italian loan special servicer which currently services a US$4 billion non-performing loan portfolio. In addition, Fortress co-founded a real estate company that currently manages two million square metres of real estate in the United Kingdom.

The Manager has appointed Fortress Investment Group (UK) Limited, a wholly-owned subsidiary of the Manager, to provide investment advice to the Manager including in relation to the Company.

Newcastle

Fortress also manages other entities that invest in real estate securities, including Newcastle Investment Corp., a New York Stock Exchange listed real estate investment and finance company, which qualifies as a real estate investment trust for US federal tax purposes. Newcastle invests in US real estate securities and other real estate related assets using a similar investment strategy and financing techniques to those of the Company. As of 8 June 2004, Newcastle had a market capitalisation of over US$1 billion. Newcastle's total return to stockholders since its initial public offering in October 2002 through May 2004 is approximately 146 per cent.

As at 31 March 2004, Newcastle's real estate securities portfolio totalled US$2.9 billion. Newcastle's other real estate related investments include operating real estate and mortgage loans. As of first quarter 2004, Newcastle paid an annualised dividend of US$2.40 per share (a 50 per cent. increase on the third quarter 2002 dividend (being the first period for which a dividend was paid following its initial public offering)) and has consistently generated returns on average invested common equity in the mid teens. Since 1999 Newcastle has administered and acquired five real estate securities portfolios which are all financed through CDOs.

The Manager's Resources

The Company does not maintain an office or employ personnel. Instead it relies on the facilities and resources of the Manager to conduct its day to day operations. The Company will have access to all of Fortress's infrastructure (operational and risk management systems) and resources as well as a dedicated team of professionals responsible for the day-to-day operations of the Company. The Company also expects the long-standing close working relationships of the Manager with most market participants will afford it priority access to investments.

Conflicts

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in real estate securities. However, the terms

of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or vehicle whose investment policies, guidelines or plan targets as its primary investment category investments in Target Investments it being understood that no such fund, company or vehicle shall be prohibited from investing in Target Investments.

As at the date of this document, the Manager does not manage any vehicle which invests primarily in Target Investments.

If and when other vehicles currently managed by the Manager intend to invest in Target Investments, the Manager will use its best judgment and act in a manner which it considers fair and reasonable in allocating investment opportunities. In particular, when it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an equitable basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment.

Certain Principals of Fortress and its affiliates

The following sets out certain information with respect to the key principals of the Manager involved in managing the Company's business. These four principals of the Manager effectively serve as the Company's management and are responsible for the day to day management of the Company.

Peter L. Briger, Jr. has been a principal and a shareholder of Fortress since June 2002. Mr. Briger is responsible for the operations and management of Fortress' Special Opportunities business. Prior to joining Fortress, Mr. Briger spent 15 years at Goldman, Sachs & Co., where he became a partner in 1996. Over the course of his career at Goldman Sachs, he held the positions of co-head of the Whole Loan Sales and Trading business, co-head of the Fixed Income Principal Investments Group, co-head of the Asian Distressed Debt business, co-head of the Goldman Sachs Special Opportunities (Asia) Fund LLC and co-head of the Asian Real Estate Private Equity business. In addition, he was a member of the Goldman Sachs Global Control and Compliance Committee, a member of the Goldman Sachs Asian Management Committee, and a member of the Goldman Sachs Japan Executive Committee. Mr. Briger received a BA from Princeton University and an MBA from Wharton.

Wesley R. Edens has been a principal and the chairman of Fortress since co-founding the firm in 1998. Mr. Edens is responsible for the operations and management of Fortress's private equity business and is the chairman and chief executive officer of Newcastle. Prior to forming Fortress, Mr. Edens was head of Global Principal Finance at UBS Securities LLC from May 1997 to May 1998, and, prior to that, he was a partner and managing director of BlackRock Financial Management Inc. where he headed BlackRock Asset Investors. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens received a BS in Business Administration from Oregon State University.

Robert I. Kauffman has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr. Kauffman is responsible for the operations and management of Fortress's European investment business. Prior to joining Fortress, Mr. Kauffman was a managing director of UBS from May 1997 to May 1998, and, prior to that, was a principal of BlackRock Financial Management Inc. Mr. Kauffman was with Lehman Brothers from 1986 to 1994 and served as executive director of Lehman Brothers International in London beginning in 1992. Mr. Kauffman received a BS in Business Administration from Northeastern University.

Randal A. Nardone has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr. Nardone oversees Fortress's structured finance and legal matters. Prior to joining Fortress, Mr. Nardone was a managing director of UBS from May 1997 to May 1998 and, prior to that, was a principal of BlackRock Financial Management Inc. In addition, Mr. Nardone was a partner and a member of the Executive Committee of the law firm of Thacher Proffitt & Wood, which he joined in 1980, and ran the structured finance group starting in 1993. Mr. Nardone received a BA in English and Biology from the University of Connecticut and a JD from the Boston University School of Law.

Pursuant to the terms of the Management Agreement, the Manager is required to provide a dedicated management team which shall have, as their primary responsibility, the management of the Company and shall devote such of their time to the management of the Company as the Board of Directors reasonably deems necessary and appropriate, commensurate with the Company's level of activity from time to time.

As referred to above, pursuant to an investment advisory agreement, Fortress Investment Group (UK) Limited supplies the Manager with dedicated investment advice and credit monitoring services. Its key personnel are as follows:

David G. Ferguson has been Managing Director of Fortress Investment Group (UK) Ltd since September 2003 responsible for providing investment advice to Fortress. Mr. Ferguson was previously at the European Bank for Reconstruction and Development where he managed a €2.4 billion portfolio of collateralised debt obligations and asset backed securities. Prior to joining the EBRD, Mr. Ferguson was a founding partner of Trinity Asset Management and an arbitrage trader at Strategic Asset Management, both alternative investment companies. Mr. Ferguson started his career at Citibank where he co-managed a portfolio of asset backed securities for Alpha and Beta Finance. Mr. Ferguson received a BS degree in Mathematical Studies from the University of London.

Dr. Jan Striesow has been Senior Credit Officer of Fortress Investment Group (UK) Ltd since the beginning of 2004 responsible for providing credit advice to Fortress. Dr. Striesow was previously Head of Credit Investments at Hamburgische Landesbank and was responsible for a portfolio in excess of €20 billion. Dr. Striesow had been at Hamburgische Landesbank since 1977. Mr. Striesow received an MA from the University of Cambridge and a PhD from the University of Hamburg.

Manager's Fees and Incentive Compensation

Management Fee

Under the terms of the Management Agreement, the Manager will be entitled to receive from the Company an annual management fee of 1.5 per cent. of the gross equity of the Company (as defined in the Management Agreement), payable monthly in arrears. The annual management fee payable under the Management Agreement is offset by any amount the Manager receives by way of fees from Eurocastle CDO I and Eurocastle Funding, pursuant to any management agreement between the Manager and an SPV. Further details are set out in Part VI of these Listing Particulars. The Manager will use proceeds from its management fee in part to pay compensation to its officers and employees.

The Management Agreement may be terminated by the Company upon expiration of the initial term of ten years, or on each three year anniversary thereof in certain circumstances if a majority of the holders of Shares agree, by vote, that there has been unsatisfactory performance that is materially detrimental to the Company. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination. If the Management Agreement is terminated by the Company for gross negligence or wilful violation on the part of the Manager ("cause"), no termination fee is payable.

Incentive Compensation

The Manager is entitled to receive annual incentive compensation pursuant to the terms of the Management Agreement with the Company. The purpose of the incentive compensation is to provide an additional incentive for the Manager to achieve targeted Funds From Operations and to increase the Company's shareholder value. This incentive compensation, which is calculated on a cumulative, but not compounding, basis (and which is not subject to clawback) is an amount equal to the product of:

(A) 25 per cent. of the Euro amount by which:

(1) Funds From Operations before the incentive compensation per Share exceed

(2) an amount equal to (a) the weighted average of the price per Share in any offerings by the Company (adjusted for prior capital dividends and capital distributions) multiplied by (b) a simple interest rate of 8 per cent. per annum

multiplied by

(B) the weighted average number of Shares outstanding during such period.

Upon any termination of the Management Agreement by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the

Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above.

The Board of Directors may request that the Manager accept all or a portion of its incentive compensation in Shares, and the Manager may elect, in its discretion, to accept such payment in the form of Shares, subject to limitations that may be imposed by the Listing Rules or any other applicable laws or regulations.

Reimbursement of Expenses

Because the Manager's employees perform certain legal, accounting, due diligence and other services that outside professionals or outside consultants otherwise would perform, the Manager will be paid or reimbursed for the cost of performing such services in addition to its Management Fee and Incentive Compensation, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm's-length basis. In addition, the Manager will be reimbursed for any expenses incurred in contracting with third parties, including affiliates of the Manager, for the asset management of the Company's investments.

The expenses required to be paid by the Company include, but are not limited to, issuance and transaction costs incidental to the acquisition, disposition and financing of investments, legal and auditing fees and expenses, the compensation and expenses of the Company's Directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Company, the costs of printing and mailing proxies and reports to its Shareholders, costs incurred by employees of the Manager for travel on the Company's behalf, costs associated with any computer software or hardware that is used by the Company, costs to obtain liability insurance to indemnify the Company's Directors and officers and the compensation and expenses of its transfer agent and administrator. The Manager will be responsible for all costs incidental to the performance of its and its affiliates' duties under the Management Agreement, including compensation of its and its affiliates' employees, rent for facilities and other overhead expenses.

Manager's Options

The Company has granted to the Manager Options representing the right to acquire 10 per cent. of (i) the number of Shares offered and sold in its private offering in October 2003 at an exercise price per Share of €1.00 (before consolidation of the Shares of the Company on 13 June 2004) and (ii) the number of Shares offered and sold in the Offer at an exercise price per Share equal to Offer Price (subject to adjustment if the Over-allotment Option is exercised) together with the number of Shares being issued to Directors. The Options are fully vested and immediately exercisable on the date of grant. The Options will remain exercisable until 21 October 2013 and 25 June 2014 respectively. The Options were and are being granted in connection with the Manager's work related to the Company's offerings and provide an additional incentive for the Manager to enhance the value of the Company's Shares. The Options granted to the Manager form part of a "tandem award" where the Company may grant awards to the employees of the Manager. If the employees of the Manager exercise their options, the Manager's Options will no longer be exercisable to the extent exercised by the employee. The Manager's Options have been granted, and any tandem awards will be granted, under the Eurocastle Non-Qualified Share Option Plan adopted on 31 December 20[illegible]. As at the date of this document, no tandem options have been granted.

Eligibility

The Manager and each employee of the Manager who is performing services for the Company and each officer, employee, consultant or adviser of the Company or any parent affiliate or subsidiary of the Company are eligible for awards under the Plan.

Awards

Initially, awards under the Plan will be granted by the Board although it is intended that, if and when the Board is of sufficient size, awards will be made by a committee comprising a majority of independent directors of the Board of Directors. The Board or the committee, as applicable, may grant awards singularly, in tandem or in combination with other awards.

The awards which may be granted under the Plan are:

- Share options, which are rights to acquire a specified number of Shares at an option price during a specified time as the Board determines. The share option will lapse on the tenth anniversary of its date of grant unless otherwise determined by the Board at the date of grant or in an award agreement. The option price will be fixed at the time of grant and will be the closing price of a Share of the Company on the principal stock exchange on which the Shares are trading.
- Share appreciation rights, which are rights to receive, upon surrender of the rights, an amount payable in cash and/or in Shares under such terms and conditions as the Board may determine. The amount payable in cash and/or Shares with respect to each right will be equal to the percentage of the amount by which the fair market value of a Share on the exercise date exceeds the fair market value of a Share on the date of grant. The applicable percentage will be established by the Board.
- Performance awards based on such conditions as the Board deem appropriate. The Performance awards may be contingent upon the performance of the Company's or the individual's performance. Performance awards may be in the form of performance units, performance shares and such other performance awards as the Board may determine.

The Board may amend the Plan. The participant's consent is required if the amendment adversely affects the rights of a participant.

At 8 June 2004, the Manager's affiliates and their employees owned directly or indirectly, approximately 13 million Shares of the Company (before the consolidation of the Company's Shares). The Manager and its employees would have a total beneficial ownership in the Company of approximately 19 per cent., taking into account exercise of all outstanding Options. Following Admission, it is expected that the Manager and its employees will own directly or indirectly approximately 1.8 million Shares of the Company. Taking into account the exercise of all Options following Admission, the Manager and its employees are expected to have a total beneficial ownership in the Company of approximately 18.5 per cent.

Code of Business Conduct and Ethics

The Manager has a code of business conduct and ethics governing matters such as conflicts of interest, insider trading and fair dealing. The code applies to all of the Manager's employees and sets out procedures for reporting violations and the consequences of non-compliance.

The Administrator

The Company has entered into an Administration Agreement with Management International (Guernsey) Limited, under which MIGL provides administrative and corporate secretarial services for the Company.

MIGL was incorporated in Guernsey in 1979 and specialises in providing a comprehensive range of administrative, corporate secretarial, registrar and shareholder dealing services to a wide range of mutual funds, investment management companies and other investment vehicles. MIGL is a wholly-owned subsidiary of The Bank of Bermuda Limited, which is in turn ultimately owned by HSBC Holdings plc and MIGL's registered office is at Arnold House, St Julian's Avenue, St Peter Port, Guernsey. As of 30 April 2004, MIGL had US$10.2 billion in assets under administration.

Fees of MIGL

MIGL charges an annual fee calculated on the net asset value of the Company based on the following formula (subject to a minimum quarterly fee of €11,500, discounted by 50 per cent. for the first six months):

Company's net asset value Euro Millions	Fee (%)
0 - 100	0.11
100 - 350	0.075
more than 350	0.06

Directors

All of the Directors of the Company, other than Wesley R. Edens, are independent of the Manager. The Directors, all of whom are non-executive and do not have service contracts, are as follows:

Wesley R. Edens, a biography for whom is set out above under "Certain Principals of Fortress and its affiliates"

Keith Dorrian born in Guernsey in 1946 and has over 30 years' experience in the offshore finance industry. Joining Manufacturers Hanover in 1973 he moved to First National Bank of Chicago in 1984. In 1989 he joined ANZ Bank (Guernsey) where as a director of the bank and fund management company he was closely involved in the banking and fund management services of the ANZ group. He took up the position of Manager Corporate Clients in Bank of Bermuda Guernsey in 1999 and was appointed Head of Global Fund Services and Managing Director of the bank's fund administration company in 2001 retiring on 31 December 2003. He is currently a director of a number of fund and fund management companies and holds the Institute of Directors Diploma in Company Direction.

Paolo Giorgio Bassi born in Ferrara, Italy in 1950. He was a consultant and later a partner in the Boston based MAC Group between 1978 and 1992, during which time he handled the strategic and financial aspects of mergers, acquisitions and divestments in France, Italy and the United States. He was closely involved in acquisition processes involving Fiat, Olivetti and Carrefour. In addition, Mr. Bassi has held a number of directorships, including of Banco Popolare de Milano between 1997 and 2001 (including 5 years as chief executive officer) and Centrobanca SpA between 2000 and 2001 (as chief executive officer). Mr. Bassi is currently a member of the board of directors of Signet Armorlite Inc, San Diego, Liguria Assicurazioni SpA and of GTP Holding SpA. He has studied sociology, physics and business administration in France and the United States and has been a professor of Economics and Organisation in the Faculty of Mathematics, Physics and Natural Sciences at the University of Milan since 1985.

The Chairman of the Board of Directors is Wesley R. Edens.

Paolo Bassi was appointed a Director and Peter L. Briger, Jr. and Robert Kauffman resigned as Directors of the Company on 11 June 2004.

Directors' Fees

The ordinary remuneration of the Directors for their services will be determined from time to time by the Directors but shall not exceed €100,000 each per annum or such higher amount as may be determined by an ordinary resolution of the Company. The Company may also reimburse any Director for such reasonable expenses as he may incur in connection with the performance of their duties as Directors of the Company.

The total aggregate of the remuneration paid and benefits in kind granted to the independent director for the period ending 31 March 2004 is approximately €8,000. Wesley R. Edens does not receive any remuneration from the Company.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments.

Paolo Bassi will also be issued 5,000 Shares and Keith Dorrian will be issued 1,000 Shares, in each case at each of (i) the closing of the Offer, (ii) the Company's annual general meeting in 2005 and (iii) the Company's annual general meeting in 2006, subject to each being a director of the Company on the relevant date.

PART IV
THE OFFER

The Offer

The Company is offering 6,000,000 Shares for subscription pursuant to the Offer.

The Offer is being made by means of an offer of Shares to certain institutional and other sophisticated investors outside the United States and, except as regards the offer to Designated Persons described below, in the United States to accredited investors or qualified institutional buyers that in each case are also qualified purchasers. The Shares are not being offered to and are not eligible for investment by any plan that is subject to Title I of ERISA or Section 4975 of the Code and any such plan that buys Shares is subject to restrictions as provided in the Articles of Incorporation and these Listing Particulars.

The Offer will raise approximately €67.6 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer).

The Global Coordinator will determine the categories of institutional or other sophisticated investors that can participate in the Offer, and allocations of Shares under the Offer will be determined prior to Admission by the Global Coordinator after indications of interest from prospective investors have been received.

The Offer will lapse if the Underwriting and Sponsor's Agreement is terminated in accordance with its terms prior to Admission and any moneys received in respect of the Offer will be returned to applicants without interest.

All Shares issued pursuant to the Offer will be issued, payable in full, in cash at the Offer Price.

Immediately following Admission, it is expected that at least 25 per cent. of the Shares (before exercise of the Manager's Options) will be held in public hands (as defined in paragraph 3.20 of the Listing Rules), whether or not the Over-allotment Shares are acquired pursuant to the Over-allotment Option.

Directed Offer

Ten per cent. of the Offer (the "Directed Offer") will be reserved for Designated Persons (as described below). In the event that demand for Shares being offered to Designated Persons exceeds the number of Shares being made available in the Directed Offer, the Company and Morgan Stanley Securities Limited reserve the right to scale down such applications in individual circumstances as they consider appropriate.

Designated Persons comprise those persons whose names appear on a list of persons known to the Company, which persons, in the case of offers inside the United States, must be accredited investors and also either qualified purchasers or "knowledgeable employees" within the meaning of the Investment Company Act and in the case of UK persons, must be certified high net worth individuals or sophisticated investors as such terms are defined in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended.

Shares that are not acquired in the Directed Offer by Designated Persons will be available to other persons pursuant to the Offer.

Underwriting

Details of the Underwriting and Sponsor's Agreement between the Company, the Directors, the Manager, the Sponsor, the Global Coordinator and the Underwriters named therein are set out in Part VI of these Listing Particulars.

Dealings

The Offer is subject to the execution of the Underwriting and Sponsor's Agreement and the satisfaction of the conditions therein. These conditions will include the absence of any breach of representation or warranty in the Underwriting and Sponsor's Agreement and Admission occurring by 8.00 a.m. (London Time) on 29 June 2004 or such later time and date (being not later than 13 July 2004) as the Company may agree with the Sponsor and the Global Coordinator.

Application has been made to the UK Listing Authority for the Shares to be issued pursuant to the Offer to be admitted to the Official List and to the London Stock Exchange for trading on the London

Stock Exchange's market for listed securities. It is expected that Admission will become effective and that unconditional dealings in Shares will commence on 29 June 2004.

It is expected that dealings in the Shares will commence on a conditional basis on the London Stock Exchange on 24 June 2004. The date for settlement of such dealings will be 29 June 2004. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued" basis. **If the Offer does not become unconditional, all such dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.**

Dealings in Shares in advance of the crediting of the relevant CREST UK stock account or the despatch of the relevant share certificate shal be at the risk of the person concerned.

Settlement

Temporary documents of title will not be issued pending the despatch by post of definitive certificates in respect of Shares in certificated form which is expected to take place on or around 29 June 2004. Pending the despatch of such certificates, transfers will be certified against the register.

CREST UK

The Shares will be in registered form and, subject to the ERISA and Investment Company Act considerations set out in Part VIII, will be eligible for settlement through CREST UK. Under the Offer, the Shares allocated will be issued to successful applicants through the CREST UK system unless otherwise requested or otherwise required.

The Company will arrange for CRESTCo to be instructed on 29 June 2004 to credit the appropriate CRESTCo accounts of the subscribers concerned or their nominees with their respective entitlements to Shares. The names of subscribers or their nominees that invest through their CRESTCo account will be entered directly on to the share register of the Company. Investors should be aware that Shares delivered in certificated form are likely to incur, on an on-going basis, higher dealing costs than those in respect of Shares held in CRESTCo accounts. Shares initially issued in certificated form may subsequently be deposited into CRESTCo accounts in accordance with normal CREST UK procedures.

Shares settled through CREST UK are subject to the restrictions on transfer set out in Part VIII.

Stabilisation and Over-allotment

In connection with the Offer, Morgan Stanley Securities Limited, as stabilising manager, or its agent, on behalf of the Underwriters, may (but will be under no obligation to) over-allot or effect transactions with a view to supporting the market price of the Shares or any options, warrants or rights with respect to, or interests in, the Shares, in each case at a level higher than that which might otherwise prevail in the open market, for a limited time after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Except as required by law, Morgan Stanley Securities Limited does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Morgan Stanley Securities Limited on behalf of the Underwriters, an option (the "Over-allotment Option"), pursuant to which Morgan Stanley Securities Limited may require the Company to issue additional Shares of up to 10 per cent. of the aggregate number of Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over- allotment Option may be exercised, in whole or in part, at any time during the period commencing with the date of this document and ending 30 days after Admission.

The Over-allotment Shares made available pursuant to the Over-allotment Option will rank *pari passu* with the Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission and will form a single class for all purposes with all the other Shares.

Lock-up Arrangements

The Company and all of its existing Shareholders have entered into lock-up arrangements pursuant to the Underwriting and Sponsor's Agreement. The Company has agreed not to issue and existing

Shareholders have agreed not to sell any Shares for a period of 180 days from Admission (subject to certain exceptions, including where the Sponsor and Global Coordinator have given their consent to the issue or sale, as the case may be). Further details of these lock-up arrangements are set out in Part VI of these Listing Particulars.

Costs and Expenses of the Offer

The costs and expenses of the Offer will be borne by the Company. The costs are expected to be approximately €4.4 million.

PART V
CERTAIN RISK FACTORS

General

An investment in the Company is suitable only for investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses (which may be equal to the whole amount invested) which may result from such an investment. There can be no assurance that the Company's investment objectives will be achieved. Prospective investors should carefully review and evaluate the risks and the other information contained in this document before making a decision to invest in the Company. Prospective investors should immediately seek their own personal financial advice from their independent professional financial adviser authorised under the Financial Services and Markets Act 2000 or other advisers such as legal advisers and accountants.

Prospective investors should be aware that the value of the Shares and the income from them may decrease and that they may not realise their initial investment. In addition, the market price of Shares may be less than the underlying value of the Company's net assets.

The risks set out below are the risks which the Company currently considers to be material but are not the only risks relating to the Company or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

Risks Relating to the Business

The Company has a limited operating history and, accordingly, it is difficult to evaluate an investment in the Company's shares

The Company commenced operations in October 2003 and closed its first match-funded CDO transaction on 8 June 2004. It is difficult to evaluate the Company's future prospects and an investment in the Shares due to the limited operating history. The results of the Company's operations will depend on many factors, including the availability of opportunities for the acquisition of assets, the level and volatility of interest rates, readily accessible short and long-term funding alternatives, conditions in the financial markets and economic conditions.

The Company's ability to generate its desired returns will depend on its ability to identify and invest in suitable investment opportunities

The ability of the Company to effectively implement its investment strategy and achieve its desired investment returns may be limited by its ability to source appropriate investments. Until such time as the Company is able to invest in suitable investments, its funds may not be fully invested. The Company's funds may be held on cash deposit pending investment.

In addition, the Company may be subject to significant competition in seeking investments. Some of the Company's competitors may have greater resources and the Company may not be able to compete successfully for investments. Furthermore, competition for Target Investments may lead to the price of such investments increasing which may further limit the Company's ability to generate its desired returns.

Extensive borrowings may adversely affect the Company's return on its investments and may reduce the amount of cash available for distribution to shareholders

The Company expects to leverage its portfolio through borrowings, generally through the use of bank credit facilities, repurchase agreements, mortgage loans, securitisations, including the issuance of CDOs, and other borrowings. The extent of the borrowings will depend on the Company's ability to obtain credit facilities and the lender's estimate of the stability of the portfolio's cash flow. The Company has a policy limiting its overall indebtedness to 95 per cent. of the value of the Company's gross assets on an aggregate basis. The Company's return on investments and cash available for distribution to holders of the Shares may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Company's underlying assets.

Due to its extensive borrowings and the fact that it relies upon income from its investments to service these borrowings, the Company may not be able to meet its debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations.

Delays in obtaining suitable financing (including through borrowing) may impair the Company's ability to acquire suitable investments and, as a result, the Company's desired investment returns may be limited.

The Company may finance certain of its investments through repurchase agreements. A decrease in the value of the assets may lead to margin calls which will have to be satisfied and which may reduce the value of Shareholders' investment in the Company. The Company may not have the funds available to satisfy any such margin calls, which would result in foreclosure by the lenders on the assets.

In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Company.

The Company will be exposed to refinancing risk if it is not able to match fund its assets and liabilities

A key to the Company's investment strategy is to finance investments using non-recourse match-funded financing structures, which aim to match assets and liabilities with respect to maturities and interest rates. This technique is intended to limit the Company's refinancing risk, including the risk of being unable to refinance an investment or refinance on favourable terms. However, there is a risk it may not be able to employ this strategy with respect to certain of its investments, which may expose the Company to refinancing risks. In addition, such alternative financing structures may have less favourable economic terms.

In addition, when financing investments through CDO issuances, the Company expects to accumulate securities through an arrangement in which a third party provides short-term financing pending the issuance of the CDO securities on the security of a cash deposit with such third party. Under such arrangement, if such CDO financing were not consummated the Company would be required either to purchase the securities and obtain other financing for such purchase, or to pay the third party the lesser of the difference between the price it paid for the securities and the price it sold such securities or the Company's deposit.

Changes in tax laws or their interpretation could affect the intended tax treatment for investments using Special Purpose Vehicles

The Company intends to hold a substantial amount of its investments through one or more Special Purpose Vehicles. For tax and other reasons, the Company's investments in the SPVs are likely to be funded wholly or partly by way of a series of debt instruments with the equity of such SPVs held by one or more third parties. The Company intends that the SPVs will be structured so that they are substantially exempt from income taxes in their jurisdiction of incorporation and should conduct their affairs so as not to be subject to, or subject to minimal, income tax in the jurisdictions in which they operate. Further the Company intends that the SPVs should hold assets that are not subject to withholding taxes on distributions made by, or on realisations of, the assets.

However, tax laws may change or be subject to differing interpretations, possibly with retroactive effect, so that the tax consequences of a particular investment or SPV structure may change after the investment has been made or the SPV has been established with the result that investments held by SPVs may be required to withhold tax or the SPVs themselves may become liable to tax, in each case resulting in the Company's returns being reduced.

The value of the Company's investments may fluctuate as a result of factors outside its control

The value of the Company's investments may fluctuate as a result of factors such as changes in regulatory requirements, political and economic conditions in certain geographic locations, the condition of financial markets, the financial condition of the obligors or issuers of the Target Investments, developments or trends in any particular industry, potentially adverse tax consequences, enhanced accounting and control expenses.

Many of the Company's investments will be in subordinated securities

A significant portion of the Company's investments may consist of securities that are subordinated in right of payment and ranked junior to other securities that are secured by or represent ownership in the same pool of assets.

In general, losses on an asset securing a mortgage loan included in a securitisation will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by

the "first loss" subordinated security holder. The "first loss" holder is the holder of the most junior securities, being the securities most at risk if the value of the collateral is less than the loan amount. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which the Company invests, the Company may not be able to recover all of its investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator of the loan, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage backed securities, the securities in which the Company invests may effectively become the "first loss" position behind the more senior securities.

In addition, the Company's investments may have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result of these features, subordinated securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets.

Subordinated securities generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinated investors in asset backed securities will generally not result in the default being declared on the relevant transaction and the transaction will not be restructured or unwound first. Furthermore, because subordinated securities may represent a relatively small percentage of all securities secured by the same asset pool, the impact of a relatively small loss on the overall pool may be substantial on the holders of such subordinate securities.

The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying mortgage backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitisation structure may be insufficient to protect the Company against loss of its principal on these securities.

The Company's investments may be subject to delinquency, foreclosure and loss

The mortgage loans underlying the mortgage backed securities the Company will invest in and the mortgage loans that the Company may invest directly in are subject to delinquency, foreclosure and loss. Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans.

In the event of any default under a mortgage loan held directly, the Company is expected to bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Company's anticipated return on the foreclosed mortgage loan.

Residential mortgage backed securities evidence interests in or are secured by pools of residential mortgage loans and commercial mortgage backed securities evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage backed securities that the Company will invest in are subject to all of the risks of the underlying mortgage loans.

Default and concentration risk

Whilst the Company intends to diversify its portfolio of investments in the manner described in "Part II – The Company and its Business," the risk that payments on the Company's investments could be adversely affected by defaults on debt obligations is likely to be increased to the extent that the Company's portfolio is concentrated in any one industry, region or country as a result of the increase potential for correlated defaults in respect of a single industry, region or country as a result of downturns relating generally to such industry, region or country. The Company is not required to observe specific diversification criteria.

Insurance on real estate or other assets may not cover all losses

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds might not be adequate to restore the Company's economic position with respect to the affected real property. As a result of the events of 11 September 2001, insurance companies are limiting and/or excluding coverage for acts of terrorism in insurance policies. As a result, the Company may suffer losses from the impact on investments of acts of terrorism or otherwise that are not covered by insurance.

The investments which the Company intends to acquire are generally illiquid

The Target Investments are generally illiquid. In addition, the securities that the Company may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the securities that the Company expects to acquire may be purchased in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. As a result, the Company's ability to vary its portfolio in response to changes in economic and other conditions may be limited.

Fluctuations and changes in interest rates may cause losses

Changes in interest rates can affect the Company's net interest income, which is the difference between the interest income earned on interest-earning investments and the interest expense incurred on interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, the Company's ability to acquire loans and securities, the value of its securities and the Company's ability to realise gains from the settlement of such assets.

In the event of a significant rising interest rate environment and/or economic downturn, mortgage and loan defaults may increase and result in credit losses that may be expected to affect the Company's liquidity and operating results adversely. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Company's control.

The Company's ability to execute its business strategy, particularly the growth of its investments, depends to a significant degree on its ability to obtain additional capital. The Company's CDO strategy is dependent on its ability to place the match-funded debt used to finance European real estate securities and other asset backed securities investments at spreads that provide a positive arbitrage. If spreads for CDO liabilities widen, or if demand for such liabilities ceases to exist, then the Company's ability to execute future CDO financings will be severely restricted.

The Company's operating results will depend in large part on differences between the income from its assets, net of credit losses, and its financing costs. The Company anticipates that, in most cases, for any

period during which its assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Company's net income. Increases in these rates will tend to decrease the Company's net income and market value of assets. Interest rate fluctuations resulting in the Company's interest expense exceeding interest income are expected to result in operating losses for the Company.

The value of investments is subject to changes in credit spreads

The value of the real estate securitie and other asset backed securities will be subject to changes in credit spreads as a result of changes in interest rates and market demand. The value of these securities is dependent on the yield demanded on these securities by the market. Excessive supply of these securities or a reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider", spread over a benchmark rate to value such securities. Under such conditions, the value of the Company's securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten", the value of the Company's securities portfolio would tend to increase.

Furthermore, shifts in the market's expectations of future interest rates would also affect the yield required on the Company's securities and therefore their value. This would have similar effects on the Company's portfolio and the Company's financial position and operations as a change in spreads.

The Company's investments in mortgage loans will also be subject to changes in credit spreads. The value of the loans is expected to be dependent upon the yield demanded by the market based on their credit. The value of the Company's portfolio would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate. If the value of the Company's mortgage loan portfolio were to decline, it could affect its ability to refinance such portfolio upon the maturity of any related financing. Any credit or spread losses incurred with respect to the Company's mortgage loan portfolio would affect it in the same way as similar losses on its Target Investments and other asset backed securities portfolio as described above.

Hedging transactions may limit gains or result in losses

The Company intends to use derivatives to hedge its liabilities and this strategy has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to shareholders and that such losses may exceed the amount invested in such instruments. The Company intends to use derivative instruments, including forwards, futures, swaps and options, in its risk management strategy to limit the effects of changes in interest rates and foreign exchange rate movements on its operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position. The Company will also be exposed to the credit risk of the relevant counterparty with respect to relevant payments under derivative instruments. The Company's profitability therefore may be adversely affected as a result of the use of derivatives.

Insolvency of obligors under investments

Investments may be subject to various laws for the protection of creditors in the jurisdictions of incorporation of the obligor and, if different, the jurisdictions from which the obligor conducts its business and in which it holds its assets, which may adversely affect such obligor's ability to make payment on a full or timely basis. These insolvency considerations will differ depending on the country in which an obligor or its assets is located and may differ depending on the legal status of the obligor.

The ability to sell investments and reinvest the proceeds may be restricted

The Manager may, on behalf of the Company, dispose of certain of its investments and reinvest the proceeds thereof in substitute investments subject to compliance with the Company's investment guidelines and certain other conditions, including the terms of CDO issuances. The earnings with respect to such substitute investments will depend, among other factors, on reinvestment rates available at the time and on the availability of investments satisfying the investment guidelines and otherwise acceptable to the Manager. The need to satisfy such guidelines and identify acceptable investments may require the Manager to purchase substitute investments with a lower yield than those initially acquired or require that the sale proceeds be maintained temporarily in cash which may reduce the yield.

Disparities between the availability of suitable investments and the availability of suitable funding may lead to inefficiencies in financing

The Company intends to acquire Target Investments and other asset backed securities and finance them on a long-term basis. During the period that the Company will acquire these assets, it may finance its purchases through relatively short-term credit facilities. The Company will use these "warehouse" lines of credit to finance the acquisition of Target Investments and other asset backed securities until a sufficient quantity of assets is accumulated at which time the Company may refinance these lines through a securitisation, such as CDO issuance, or other long-term financing. As a result, the Company is subject to the risk that it will not be able to acquire, during the period that its warehouse facility is available, a sufficient amount of eligible securities to maximise the efficiency of a financing. In addition, conditions in the capital markets may make the issuance of a financing less attractive to the Company when it does have a sufficient pool of collateral. If the Company is unable to issue debt securities to long term finance these assets, it may be required to seek such other forms of potentially less attractive, more costly financing or otherwise to liquidate the assets.

Prepayment rates can increase, which may adversely affect the yields on investments

The value of the Company's assets may be affected by prepayment rates on mortgage loans that serve as collateral for certain of the investments. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of the mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declines in interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case the Company would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios the Company may fail to recoup fully the Company's cost of acquisition of certain investments.

Environmental liability

The Company may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in a real estate investment held by the Company. The costs of any required remediation or removal of such substances may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect the owner's ability to sell or lease the real estate or to borrow using the real estate as collateral. Laws and regulations may also impose liability for the release of certain materials into the air or water from a real estate investment, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of and impose liability for the disturbance of wetlands or the habitats of threatened or endangered species.

Risks Relating to the Company

The Company's ability to pay dividends will depend on it receiving sufficient earnings from underlying investments

The Company currently intends to pay semi-annual dividends and to make distributions to Shareholders in amounts such that all or substantially all of the Company's net income after any tax in each year, subject to certain adjustments, is distributed. All distributions will be made at the discretion of the members of the Board of Directors and will depend on the Company's earnings, financial condition and such other factors as the Board of Directors may deem relevant from time to time including limitations under Guernsey company law and the Listing Rules. There can be no assurances that the Company will be able to pay dividends in the future. Dividends will not be paid unless the Company generates sufficient earnings.

The Company believes that it will be classified as a PFIC

Based on the Company's projected income, assets and activities, the Company believes that it will be classified as a PFIC for US federal income tax purposes. Unless a US investor makes an election to treat

the Company as a "qualified electing fund," or QEF, or makes a "mark-to-market" election with respect to its Shares, "excess distributions" to the US investor, and any gain recognised by the US investor on a disposition of its Shares, would be subject to adverse tax consequences. Among other consequences, dividends paid by the Company would be taxed at the regular rates applicable to ordinary income, rather than the 15 per cent. maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. US investors that make a QEF election will be subject to tax on their pro rata share of the Company's earnings or net capital gains, whether or not they receive any distributions from the Company. As a result, US investors may recognise income in a taxable year in amounts significantly greater than the distributions they receive from the Company. US investors that make a mark-to-market election will be required for each taxable year that the Shares are held, and upon a disposition of such Shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their Shares and the adjusted tax basis of such Shares. The amount of losses that a US investor may recognise under the mark-to-market rules, however, is limited. See "Tax Considerations — United States Taxation."

Risk of adverse tax consequences by reason of having a permanent establishment

If the Company were treated as having a permanent establishment in any country in which it invests, income attributable to such permanent establishment may be subject to tax on a net basis.

Foreign investment risk and currency rate exposure

The Company's accounts will be denominated in euros while investments are likely also to be made and realised in other currencies. Changes in rates of exchange may have an adverse effect on the value, price or income of the investments in the Company. A change in foreign currency exchange rates may adversely impact returns on the Company's non-euro denominated investments. The Company's principal direct non-Euro currency exposure is expected to be to the UK pound sterling. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's holdings.

Movements in the foreign exchange rate between Euros and the currency applicable to particular Shareholders may have an impact upon such Shareholder's returns in their own currency of account.

The Shares are subject to restrictions on transfers

The Shares have not been registered in the United States under the Securities Act or under any other applicable securities law and are subject to restrictions on transfer contained in such laws and in ERISA.

There are additional restrictions on the resale of Shares by Shareholders who are located in the United States or who are US Persons and on the resale of Shares by any Shareholders to any person who is located in the United States or is a US Person. Prospective investors should refer to the section "Transfer Restrictions" in Part VIII of these Listing Particulars.

ERISA risk

Unless an exception applies, if 25 per cent. or more of the Shares (calculated in accordance with ERISA) or any other class of equity interest in the Company are owned, directly or indirectly, by pension plans or other Benefit Plan Investors and any of such Benefit Plan Investors are subject to ERISA or Section 4975 of the Code, assets of the Company could be deemed to be "plan assets" subject to the constraints of ERISA. Accordingly, no Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code will be permitted to acquire the Shares. Prospective investors should refer to "ERISA Considerations" and "Transfer Restrictions" under Part VIII of these Listing Particulars.

The Company will not be registered under the Investment Company Act

The Company will not be registered as an investment company in the United States under the Investment Company Act. The Investment Company Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Company or investors in the Company.

Shareholders may not be entitled to the takeover offer protections provided by the City Code on Takeovers and Mergers

The City Code applies to offers for all listed public companies considered by the Takeover Panel to be resident in the United Kingdom, the Channel Islands (which includes Guernsey) or the Isle of Man.

However, the Takeover Panel will normally consider a company resident in the United Kingdom, the Channel Islands or the Isle of Man only if it is incorporated in one of those jurisdictions and has its place of central management in one of those jurisdictions.

The Takeover Panel may not regard the Company as having its place of central management in the United Kingdom, the Channel Islands or the Isle of Man, in which case the Takeover Panel may decline to apply the City Code to the Company and Shareholders will not receive the benefit of the takeover offer protections provided by the Code.

Future Share issues could dilute the interests of existing Shareholders and lower the price of the Shares

The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer any such Shares to existing Shareholders on a pre-emptive basis. Therefore, it may not be possible for existing Shareholders to participate in such future Share issues, which may dilute the existing Shareholders' interests in the Company. In addition, the issue of additional Shares by the Company, or the possibility of such issue, may cause the market price of the Shares to decline.

Risks Relating to the Manager

The Company's performance is dependent on the Manager, and the Company may not find a suitable replacement if the Manager terminates the Management Agreement

The Company has no employees and no separate facilities and is reliant on the Manager, who has significant discretion as to the implementation of the Company's operating policies and strategies. The Company is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Company believes that its success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse effect on the performance of the Company.

There may be conflicts of interest in the Company's relationship with the Manager

The Manager manages and invests in other real estate-related investment vehicles, and some of the members of the Board of Directors also serve as officers and/or directors of these other entities. These relationships may lead to conflicts of interest. For example, certain investments appropriate for the Company may also be appropriate for one or more of these other investment vehicles and the Manager may decide to make a particular investment through another investment vehicle rather than through the Company. The Manager may also engage in additional real estate-related management and investment opportunities in the future which may also compete with the Company for investments.

While the Manager does not currently manage any investment vehicle which competes directly with the Company and while the Management Agreement prevents the Manager from raising or sponsoring such a vehicle, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in real estate securities.

The ability of the Manager and its officers and employees to engage in other business activities will reduce the time the Manager spends managing the Company. The Company may engage in a material transaction with the Manager or another entity managed by the Manager provided the transaction is on arm's length commercial terms.

The management compensation structure that the Company has agreed to with its Manager may encourage the Manager to invest in high risk investments. In addition to its management fee, the Manager is entitled to receive incentive compensation based in part upon the Company's FFO. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on FFO may lead the Manager to place undue emphasis on the maximisation of FFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative.

The Management Agreement may be difficult and costly to terminate

Termination of the Management Agreement may be difficult and costly. The term of the Management Agreement is ten years from its commencement, subject to automatic renewal (i) on the tenth

anniversary of its commencement and (ii) on each three year anniversary of such date for an additional three year period unless a majority of the Shareholders by vote agree that there has been unsatisfactory performance by the Manager that is materially detrimental to the Company. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, the Manager may require the Company to purchase its right to receive incentive compensation at its fair market value (determined by independent appraisal to be conducted by an appraisal firm recognised in the United States, and mutually agreed upon by the Company and the Manager) or otherwise the Company must continue to pay the incentive compensation to the Manager follo ing termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

Broad investment guidelines

The Manager is authorised to follow very broad investment guidelines. The Board of Directors will periodically review the Company's investment guidelines and the Company's investments. However, the Board of Directors does not review each proposed investment. Transactions entered into by the Manager may be difficult or impossible to unwind by the time they are reviewed by the Board of Directors.

The foregoing factors are not exhaustive and do not purport to be a complete explanation of all the risks and significant considerations involved in investing in the Company.

PART VI
ADDITIONAL INFORMATION

1. Incorporation and Share Capital

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended), as a company limited by shares (registered number 41058) under the name of Eurocastle Investment Limited. The Company was incorporated with an authorised share capital consisting of an unlimited number of Shares of no par value each ("Shares"). On 21 October 2003, the Company issued 118,576,700 Shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved:

- to receive one Share in exchange for every ten Shares previously held by them;
- to adopt new Articles of Association, the material terms of which are summarised below; and
- to authorise the Company for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company, provided that:

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent. of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the annual general meeting of the Company to be held in 2005 or, if earlier 31 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

The base currency of the Company is Euro. As at the date of these Listing Particulars, the issued share capital of the Company (all of which is fully paid up) consists of 11,857,670 Shares. A summary of issued Shares and Options in relation to the Company is as follows:

	Issued on 21 October 2003		Issued on 29 June 2004 following share consolidation on 18 June 2004		Expected following Admission*	
	Number	Issue/ Strike Price €	Number	Issue/ Strike Price €	Number	Issue/ Strike Price €
Shares	118,576,700	1.00	11,857,670	N/A	11,857,670	N/A
					6,000,000	12.00
					6,000**	N/A
					17,863,670	
Options over Shares	11,857,670	1.00	1,185,767	10.00	1,185,767	10.00
					600,000	12.00
					600	12.00
					1,786,367	

* *Assumes no exercise of the Over-allotment Option.*

** *Shares are to be allotted to Paolo Bassi and Keith Dorrian but not as part of the Offer (see paragraph 6 below).*

There are no provisions of Guernsey law which confer rights of pre-emption upon the issue or sale of any class of shares in the Company.

Save as disclosed in these Listing Particulars, no share or loan capital of the Company has been issued or agreed to be issued and no such capital of the Company is proposed to be issued or is under option or agreed conditionally or unconditionally to be put under option.

2. Memorandum

The Memorandum provides that the Company's principal object is to carry on business as an investment company.

The objects of the Company are set out in full in Clause 3 of the Memorandum which is available for inspection as stated at paragraph 10 of this Part VI.

3. **Articles of Association**

The following is a summary of the principal provisions of the Articles of Association of the Company insofar as they have not been described earlier in these Listing Particulars.

Capital Structure

Under the Articles, the Directors are given authority to effect the issue of further Shares of the same class and to create new classes of Shares, and have absolute discretion to accept or reject in whole or in part any application for Shares. All Shares of each class will rank *pari passu* unless otherwise provided when the Shares are offered for sale.

Variation of Class Rights and Alteration of Capital

Subject to the provisions of Guernsey law, all or any of the special rights for the time being attached to any class of shares for the time being issued may (unless otherwise provided by the terms of issue of the shares of that class or the Articles) from time to time (and notwithstanding that the Company may or may be about to be in liquidation) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

Issue of Shares

Subject to the provisions of the Articles, the unissued shares shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that the amount payable on application on each share shall be fixed by the Board. Shares do not carry any rights of pre-emption.

Classes of Shares

The rights attaching to the Shares are as follows:

(a) Voting Rights

Subject to any special rights or restrictions which may be attached to any class of share on a show of hands, every holder of Shares who (being an individual) is present in person or by a proxy shall have one vote and, on a poll, every holder present in person or by a proxy shall have one vote for every Share held.

(b) Dividends

Subject to the Companies (Guernsey) Law 1994 (as amended), and as hereinafter set out, the Directors of the Company may from time to time declare dividends on Shares based on the earnings of the Company to be paid to Shareholders according to their respective rights and interests in the earnings available for distribution, but no dividend will be declared in excess of the amount recommended by the Directors. The Directors have the right to recommend the payment of dividends in respect of the Company at their discretion, provided that dividends will be payable only to the extent that they are justified by the position of the Company and any surplus derived from the sale or realisation of an investment held directly by the Company shall not be available for dividends.

All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date of declaration thereof will be forfeited and will revert to the Company and the payment by the Directors of any unclaimed dividend or other sum payable on or in respect of a Share into a separate account will not constitute the Company a trustee in respect thereof.

(c) Redemption

The Shares do not carry a right to redemption by Shareholders.

Transfer and Compulsory Transfer of Shares

Subject to any restrictions on transfers described below and in Part VII of these Listing Particulars:

(a) Any Shareholder may transfer all or any of his uncertificated shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the Laws or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

(b) Any Shareholder may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in any other form which the Board may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(c) The Directors shall not be bound to register more than four persons as joint holders of any Share. In addition, the Articles allow the Directors to refuse to consent to a transfer by a Shareholder (a "Defaulting Shareholder") who, having been requested to do so by the Directors, fails to provide certain information regarding the interests of other persons in the Shares held by the Defaulting Shareholder.

The Articles entitle the Directors to require the transfer of Shares by a Defaulting Shareholder.

The Directors may refuse to register a transfer of Shares in the circumstances set out in Part VIII, of these Listing Particulars provided that such discretion may not be exercised in such a way as to prevent dealings in Shares taking place on an open and proper basis.

Directors

(a) Unless otherwise determined by the Board, the number of Directors shall be not less than two nor more than ten.

(b) The Directors shall not be required to hold any qualification shares. At the first annual general meeting and at each annual general meeting thereafter: (1) any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation; and (2) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of Directors in office at the date of the notice of the meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third).

(c) The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine provided that the amount paid to any Director by way of fees shall not exceed €100,000 in any financial year, or such higher amount as may be determined from time to time by ordinary resolution of the Company. Any fees payable pursuant to the Articles shall be distinct from and shall not include any salary, remuneration for any executive office or other amounts payable to a Director pursuant to any other provisions of the Articles and shall accrue from day to day. The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors, including expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. If by arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, he may be paid such reasonable additional remuneration as the Board may determine.

(d) A Director may be a director, managing director, manager or other officer, employee or shareholder of any company in which the Company may be interested, which may be promoted by the Company or with which the Company has entered into any transaction, arrangement or agreement and no such Director shall be accountable to the Company for any remuneration or other benefits received thereby.

(e) A Director who to his knowledge is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board.

(f) Subject to certain exceptions, a Director may not vote (or be counted in the quorum) in respect of any resolution of the Directors or committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him) is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company).

(g) Any Director may act by himself or his firm in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(h) Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or in which the Company may be interested, and any such Director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company.

(i) The Directors shall not be subject to a mandatory retirement age.

Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge the assets, property and undertaking of the Company or any part thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Disclosures of Beneficial Interests in Shares

(a) The Directors may serve notice on any Shareholder requiring that Shareholder to disclose to the Company the identity of any person (other than the Shareholder) who has an interest in the Shares held by the Shareholder and the nature of such interest. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine.

(b) If any Shareholder is in default in supplying to the Company the information required by the Company within the prescribed period (which is 28 days after service of the notice or 14 days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Shareholder. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the "Default Shares") and any other shares held by such Shareholder, such Shareholder shall not be entitled to vote in general meetings or class meetings. Where the Default Shares represent at least 0.25 per cent. of the Shares for the time being in issue, the direction notice may additionally direct that dividends on such Default Shares will be retained by the Company (without interest), and that no transfer of Default Shares (other than a transfer approved under the Articles) shall be registered until the default is rectified.

Report and Accounts

The annual report and accounts of the Company will be made for the 12 month (or such shorter) period ending 31 December in each year. Copies of the annual audited financial statements and the semi-annual unaudited interim reports will be made available for inspection at and may be obtained upon request from the registered office of the Company shortly thereafter. Audited accounts for the period ended 31 March 2004 were prepared for the purposes of these Listing Particulars.

Annual General Meeting

It is intended that the annual general meeting of the Company will normally be held in May of each year. The annual general meeting of the Company will be held in Guernsey or such other place as may be determined by the Board of Directors. Notices convening the general meeting in each year will be sent to Shareholders at their registered addresses or given by advertisement not later than 21 days before the date fixed for the meeting. Other general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere.

Winding Up

The Company may be voluntarily wound up at any time by special resolution. On a winding up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings shall be divided amongst Shareholders pro rata, according to the rights attached to the Shares.

Untraceable Shareholders

The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Shareholder or any shares to which a person is entitled by transmission on death or bankruptcy if and provided that:

(i) for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Shareholder or to the person so entitled to the share at his address in the Register or otherwise the last known address given by the Shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Shareholder or the person so entitled provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final;

(ii) the Company has at the expiration of the said period of twelve years by advertisement in a newspaper circulating in the area in which the address referred to in sub-paragraph (i) above is located given notice of its intention to sell such shares;

(iii) the Company has not during the period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Shareholder or person so entitled; and

(iv) if any part of the share capital of the Company is quoted on any stock exchange the Company has given notice in writing to the quotations department of such stock exchange of its intention to sell such shares.

4. Dividend Reinvestment Plan

The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If such a plan is adopted, details of how to participate would be sent to all Shareholders.

5. Directors' Interests

No Directors have any unspent convictions in relation to indictable offences. None of the Directors has received any public criticisms by statutory or regulatory authorities (including recognised professional bodies) and none of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None of the Directors was an executive director of any company at a time of, or within 12 months preceding, any bankruptcy, receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors of such company.

None of the Directors is or has been subject to any bankruptcies or individual voluntary arrangements.

None of the Directors has:

(a) at the time of or within 12 months preceding such event been a partner in any partnership subject to any compulsory liquidations, administrations, or voluntary arrangements; or

(b) at the time of or within 12 months preceding such event been a partner in any partnership which has owned any assets subject to any form of receivership; or

(c) owned any assets subject to any form of receivership, either at the time of such liquidation, administration, voluntary arrangement or receivership or in the 12 months preceding the relevant event.

None of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. There are no outstanding loans granted by the Company to Directors, nor are there any guarantees provided by the Company for the benefit of any Director.

No Director has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company and which was effected by the Company since its incorporation.

Over the five years preceding the date of this document, the Directors have held the following directorships (apart from their directorships of the Company) and/or partnerships:

Name	Current directorships/ partnerships	Previous directorships/ partnerships
Keith Dorrian	AB Alternative Strategies PCC Limited AB Asia Pacific Growth Fund Limited AB International Fund Limited AB Islamic Horizon Fund Limited Arab Bank Fund Managers (Guernsey) Limited Boyer Allan (Holding) Inc. ACUS (Channel Islands) Limited Eagle & Dominion Euro American Growth Fund Limited Eagle & Dominion Limited Henderson Management Company (Guernsey) Limited H R Properties Limited Jade Asia Pacific Fund Inc Jade (General Partner) Inc K A N Consulting Limited MasterCapital Fund Limited	ANZ Bank (Guernsey) Limited ANZ Management Company (Guernsey) Limited Boyer Allan Japan Fund Inc. Boyer Allan Japan (General Partner) Inc. Boyer Allan Management Limited Boyer Allan Pacific Fund Inc. Dalton Capital (Guernsey) Limited Dalton General Partner Limited Delphi Asset Management Limited Finch Management and Marketing Limited Management International (Guernsey) Limited Melchior Japan Fund Limited Melchior Japan (Master) Fund Limited Select Global Strategies Fund Limited Second India Investment Fund BV The Finch Fund Limited The Finch Innovation Fund Limited The Sherpa Fund Limited
Paolo Bassi	Charta Srl Divina Srl MAC Merger Acquisition Company Signet Armorlite Liguria Assicurazioni Spa Liguria Vita Spa GTP Holding Spa PA Investments S.A. Banca Advantage di Investimenti e Gestioni Baig Spa Società Italiana Catene Calibrate Regina Spa	Italfondiario IMEC SpA Banca Popolare di Milano Selma Bipiemme Lab-Laboratorio di Impresa Spa Akros Bank Centrobanca Spa Bipiemme Gestioni Sgr Banking Federation of the European Union Fondazione per L'Infanza Ronald McDonald Italia Onlus Navale Assicurazioni Spa Associazione Bancaria Italiana Dexia S.A. Societa Editrice Giornale del Popolo SA Newmed Spa Fondo Interbancario di Tutela del Depositi

Name	Current directorships/ partnerships	Previous directorships/ partnerships
Wesley R. Edens	3020361 Nova Scotia Company	Capstead Mortgage Corporation
	Alfa Invest Sprl	
	Ascend Residential Construction Inc	
	Ascend Residential Holdings Inc	
	Ascend Residential Mortgage Inc	
	Ascend Residential Properties Inc	
	Austin (Canada) Investment Company	
	Austin Holdings Corporation	
	BAI Liquidating LLC	
	Bailbo LLC	
	Beta Invest Sprl	
	BlackRock Fortress Liquidating LLC	
	Centrum Invest Sprl	
	F/C PRT Investment Inc.	
	FBZ Corp.	
	FCF UK Limited	
	FEBC-ALT Holdings Inc.	
	FIC BM LLC	
	FIC GSA Mezzanine Borrower LLC	
	FIC Houston LLC	
	FIC Management Inc.	
	FIF ML Acquisition LLC	
	FIFPI GP Inc.	
	FIFPI GP LLC	
	FIG GP (Texas) LLC	
	FIG HCRS LLC	
	FIT-ALT Investor LLC	
	FIT Capital Trading LLC	
	FIT CFN Holdings LLC	
	FIT CP LLC	
	FIT DVI LLC	
	FIT FHA Acqusition LLC	
	FIT NBAS LLC	
	FIT HUD Acquisition LLC	
	FIT HUD Presidential LLC	
	FIT HUD Dogwood LLC	
	FIT HUD R-CREST LLC	
	FIT HUD IVY LLC	
	FIT HUD Renaissance LLC	
	FIT HUD Riverside LLC	
	FIT HUD Northwesterly LLC	
	FIT Outsource LLC	
	FIT PINN BL LLC	
	Fortress Asset Trust	
	Fortress Brookdale Acquisition LLC	
	Fortress Brookdale Investment Fund LLC	
	Fortress Cayman Holdings LLC	
	Fortress Cayman Partners LLC	
	Fortress (Canada) Investment Company	
	Fortress CBO Holdings I Inc.	
	Fortress CBO Investments I Corp	
	Fortress CBO Investments I Limited	

Name	Current directorship / partnership	Previous directorships/ partnerships
Wesley R. Edens	Fortress Depositor SPE Inc	
	Fortress Depositor LLC	
	Fortress East State Urban LLC	
	Fortress Finance (Belgium) Sprl (f/k/a Fortress Finance (Belgium) SA)	
	Fortress Fund MM Inc.	
	Fortress Fund MM LLC	
	Fortress GSA Aurora L.L.C.	
	Fortress GSA Burlington L.L.C.	
	Fortress GSA Callowhill L.L.C.	
	Fortress GSA Concord L.L.C.	
	Fortress GSA E Street L.L.C.	
	Fortress GSA Huntsville L.L.C.	
	Fortress GSA Kansas City LLC	
	Fortress GSA Missouri LLC	
	Fortress GSA Norfolk L.L.C.	
	Fortress GSA Parfet L.L.C.	
	Fortress GSA Properties Holdings LLC	
	Fortress GSA Properties LLC	
	Fortress GSA Properties SPE Inc.	
	Fortress GSA Providence L.L.C.	
	Fortress GSA Sacramento L.L.C.	
	Fortress GSA San Diego LLC	
	Fortress GSA San Diego Properties Holdings LLC	
	Fortress GSA Securities LLC	
	Fortress GSA Securities SPE Inc.	
	Fortress GSA Suffolk L.L.C.	
	Fortress Houston GP Corp.	
	Fortress HQ LLC	
	Fortress IF Acquisition LLC	
	Fortress Investment Fund II LLC	
	Fortress Investment Group (UK) Ltd	
	Fortress Investment Group LLC	
	Fortress Investment Group U.L.C.	
	Fortress Investment Holdings LLC	
	Fortress Investment Trust II	
	Fortress IOFP LLC	
	Fortress IOFP 2 LLC	
	Fortress IOFP Holdings LLC	
	Fortress Oldcastle S.L.P LLC	
	Fortress Principal Investment Group LLC	
	Fortress Principal Investment Holdings LLC	
	Fortress Principal Investment Holdings II LLC	
	Fortress Registered Investment Trust	
	Fortress Residential Holdings LLC	
	Fortress Residential Holdings REO LLC	
	Fortress Residential LLC	
	Fortress Residential REO LLC	

Name	Current directorships/ partnerships	Previous directorships/ partnerships
Wesley R. Edens	Fortress TA LLC	
	Fortress TA 1 LLC	
	Fortress TA Holdings LLC	
	Fortress West State Urban LLC	
	FRIT BPC Acquisition LLC	
	FRIT Capital Trading LLC	
	FRIT CDC KF Acquisition LLC	
	FRIT GC-GM Acquisition LLC	
	FRIT GC-GM Adrian LLC	
	FRIT GC-GM Albuquerque LLC	
	FRIT GC-GM Dayton LLC	
	FRIT GC-GM Las Vegas LLC	
	FRIT Ital SP Acquisition LP	
	FRIT PINN LLC	
	GMZ Funding LLC	
	Harbour Acquisiton GP LP.	
	Harbour Acquisiton LP	
	IEFFE Acquisition S.p.A.	
	IMPAC Commercial Assets Corporation	
	Ital FT Investment Holdings IV LLC	
	Ital FT Investment Holdings V LLC	
	Ital Investment Holdings I LLC	
	Ital Investment Holdings II LLC	
	Ital Investment Holdings III LLC	
	Ital SP Acquisition GP LLC	
	Ital Tre Investors L.P.	
	Italfondiario SpA	
	IVY TWR LLC	
	Karl S.A.	
	LIV Holdings LLC	
	Mapeley Holding Company Ltd.	
	Melodicum Sprl	
	Monterrey Belgium S.A.	
	NC Circle Holdings LLC	
	NC Circle Holdings II LLC	
	NCS I LLC	
	NCS II LLC	
	Newcastle CDO I Corp.	
	Newcastle CDO I Limited	
	Newcastle CDO II Corp.	
	Newcastle CDO II Holdings LLC	
	Newcastle CDO II Limited	
	Newcastle CDO III Corp.	
	Newcastle CDO III Holdings LLC	
	Newcastle CDO III Limited	
	Newcastle CDO IV Corp.	
	Newcastle CDO IV Holdings LLC	
	Newcastle CDO IV Limited	

Name	Current directorships/ partnerships	Previous directorships/ partnerships
Wesley R. Edens	Newcastle CDO Holdings LLC Newcastle Investment Corp. Newcastle Investment Holdings Corp. Newcastle Investment Holdings LLC Newcastle OPCO LLC NIC CR LLC NIC DBRepo LLC NIC GCMRepo LLC NIC GS LLC NIC Holdings I LLC NIC NK LLC NIC TRS Holdings Inc. NIH TRS Holdings Inc. Global Signal Inc. Paladin Asset Management LP Pinnacle Towers Acquisition Inc. Polytrophys Sprl Portland Acquisition I LLC PRT PSA LLC RESG Acquisition LLC RESG Acquisition Corp. RESG MIDL Corp. Seminole Sprl Shannon Health Care Realty Inc. Shannon Health Properties Inc. Shannon Property Management Inc. SP GP LLC Trealen Sprl Univest International (Japan) LLC	

6. Directors' Interests and Substantial Share Interests

The interests of Directors in the Shares of the Company as at the date of this document and as they are expected to be immediately following the Offer are as follows:

Name	As at the date of this document	Following the Offer
Keith Dorrian*	—	1,000
Paolo Bassi*	—	21,000
Wesley R. Edens**	1,000,000	1,050,000

* Pursuant to an appointment letter dated 11 June 2004 and made between the Company and Keith Dorrian, the Company has agreed, subject to Admission becoming effective, to allot 1,000 Shares to Mr. Dorrian. Pursuant to an appointment letter dated • June 2004 and made between the Company and Paolo Bassi, the Company has agreed, subject to Admission becoming effective, to allot 5,000 Shares to Mr. Bassi.

** Wesley R. Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the registered holder of 1,000,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares.

Except as set out above, none of the Directors, nor any persons connected with the Directors, have an interest in Shares or Options of the Company.

As at the date of this document, the Company has 23 Shareholders. Save as disclosed below, the Directors are not aware of any person who, as at the date of this document, directly or indirectly is interested in 3 per cent. or more of the share capital of the Company, nor any person who directly or indirectly, jointly or severally, exercises control over the Company.

Name	No. of Shares[3]	Percentage of Issued Share Capital Pre-Offer	Percentage of Issued Share Capital Post-Offer[4]
Banc of America Securities LLC FBO Silver Creek Low Vol Strategies Holdings, LLC	1,500,000	12.7%	8.4%
H/Z Acquisition Partners LLC	1,500,000	12.7%	8.4%
DB Special Opportunities Offshore LLC	1,500,000	12.7%	8.4%
Private Equity Holding - Eurocastle, L.L.C.	1,500,000	12.7%	8.4%
Fortress Principal Investment Holdings II LLC	1,000,000	8.4%	5.6%
SunAmerica Life Insurance Company	1,000,000	8.4%	5.6%
Drawbridge Special Opportunities Fund, LP[1]	900,000	7.6%	5.0%
Drawbridge Special Opportunities Fund Ltd[1]	600,000	5.1%	3.4%
Arden Endowment Advisers, Ltd.	500,000	4.2%	2.8%
Eurocastle Funding LLC[2]	356,870	3.0%	2.0%

(1) Drawbridge Special Opportunities Fund, LP and Drawbridge Special Opportunities Fund Ltd are funds managed by Fortress.

(2) Eurocastle Funding LLC is a vehicle for employees of the Manager to invest in the Company.

(3) Following share capital consolidation described in paragraph 1 of this Part VI.

(4) Assuming (i) no exercise of the Over-allotment Option and (ii) such shareholders do not subscribe for additional shares in the Offer.

As at 23 June 2004 (the latest practicable date prior to the publication of this document), the Company is not aware of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.

7. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into by the Company and/or its subsidiaries in the two years immediately prior to the date of this document, and which are or may be material or are contracts entered into by the Company and/or its subsidiaries which contain any provisions under which any member of the Company's group has any obligation or entitlement which is or may be material to the Company's group at the date of these Listing Particulars:

7.1 Management Agreement

The Company is party to an amended and restated Management Agreement with Fortress Investment Group LLC, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of the Company's operations.

The Management Agreement provides that if Fortress acts as investment manager of any SPV, Fortress will be required to procure that the investment policy of the SPV conforms with the investment policies and guidelines of the Company.

The Company has agreed to indemnify the Manager and its affiliates and their members, managers, officers, directors, and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such party not

constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties, performed in good faith under the Management Agreement. The Manager has agreed to indemnify the Company, the Company's Shareholders, Directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, managers, officers, directors and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Management Agreement. The Manager carries errors and omissions and other customary insurance.

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in real estate securities. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or other pooled vehicle (that raises equity capital from outside sources) whose investment policies, guidelines or plan targets as its primary investment category investments in Target Investments it being understood that no such fund, company or pooled investment vehicle shall be prohibited from investing in Target Investments. See Part III of these Listing Particulars for a summary of the fees and incentive compensation payable to the Manager under the Management Agreement.

The Management Agreement shall be in effect until the date which is ten (10) years from 13 August 2003, subject to automatic renewal and on such date and on each three (3) year anniversary of such date shall be deemed renewed automatically for an additional three (3) year period unless the holders of a simple majority of Shares by vote taken at a meeting duly held for such purpose agree that there has been unsatisfactory performance that is materially detrimental to the Company. The Manager will be provided with 60 days' prior notice of any such termination and will be paid a termination fee described in Part III of these Listing Particulars. The Company may terminate the Management Agreement effective upon 60 days' notice, without payment of any termination fee, in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. The Manager may terminate the Management Agreement upon 60 days' notice in the event that the Company defaults in the performance or observance of any material term, condition or covenant under the Management Agreement (taking into account any applicable grace period) and on each anniversary of the commencement of the Management Agreement. Upon any termination of the Management Agreement by either party for any reason, the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager). If the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Otherwise the Company will be required to continue to pay the incentive compensation to the Manager following termination of the Management Agreement, which payments could continue for an indefinite period of time.

The Manager may at any time assign or delegate certain duties under the Management Agreement to any affiliate of the Manager provided that certain officers of the Manager also jointly manage and supervise the day-to-day business and operations of such affiliate and provided, further, that the Manager shall be fully responsible to the Company for all errors or omissions of such assignee.

The Management Agreement is governed by the law of the State of New York.

7.2 Administration Agreement

The Company is party to an Administration Agreement with Management International (Guernsey) Limited dated as of 13 August 2003, pursuant to which MIGL provides for the day-to-day administration of the Company, including maintenance of accounts and provision of a Company Secretary.

MIGL shall not, in the absence of gross negligence or wilful default on the part of MIGL or its servants, agents or delegates, be liable to the Company or to any Shareholder for any act or omission in the course of or in connection with the services rendered by it under the Administration Agreement or for any loss or damage which the Company may sustain or suffer

as the result of, or during the course of, the discharge by MIGL or its servants, agents or delegates of its duties under the Administration Agreement or pursuant thereto and the Administrator shall not in any event be liable for any loss occasioned by reason only of the liquidation, bankruptcy or insolvency of any servant, agent or delegate appointed pursuant to the provisions of the Administration Agreement.

MIGL shall not, in the absence of gross negligence or wilful default on the part of MIGL or its servants or delegates, be liable for any loss suffered by the Company or any Shareholder, whether caused by delays or otherwise, resulting from illegible or unclear communications from the Company, Shareholders, potential investors or any agents thereof.

The Company agrees to indemnify MIGL from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those resulting from the gross negligence or wilful default on the part of MIGL) which may be imposed on, incurred by or asserted against MIGL in performing its obligations or duties under the Administration Agreement.

The Administration Agreement provides that the appointment of MIGL will continue unless and until terminated by either party giving to the other not less than 90 days' written notice, although in certain circumstances the agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Administration Agreement, including the insolvency of either. The Administration Agreement contains certain indemnities in favour of MIGL which are restricted to exclude matters arising by reason of the gross negligence or wilful default of MIGL in the performance of its duties.

See Part III of these Listing Particulars for a summary of the fees payable to MIGL for the performance of its duties under the Administration Agreement.

The Administration Agreement is governed by the laws of Guernsey.

7.3 Registrar's Agreement

The Company is party to a Registrar Agreement with Anson Registrars Limited dated 24 June 2004, pursuant to which Anson Registrars Limited will act as registrar of the Company, and, amongst other things, will have responsibility for the transfer of shares, maintenance of the share register and acting as transfer and paying agent.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss or damage suffered by the Company arising directly or indirectly out of anything done or omitted by the Registrar in good faith in accordance with the terms of the Registrar Agreement.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss sustained by the Company or in any of the assets of the Company as a result of loss, delay, misdelivery or error in transmission of any e-mail, cable, telex, telefax or telegraphic communication or if any document be proved to be forged or otherwise defective or erroneous.

The Company shall indemnify and hold harmless the Registrar against all claims and demands which may be made against the Registrar in respect of any loss or damage sustained or suffered or alleged to have been sustained or suffered by any third party as a result of or in consequence of the performance or non-performance by the Registrar of its obligations under the Registrar Agreement otherwise than by reason of fraud, negligence or wilful default or the breach by the Registrar of the terms of the Registrar Agreement.

The Registrar Agreement provides that the appointment of Anson Registrars Limited will continue unless and until terminated by either party giving to the other not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the Registrar Agreement. In certain circumstances, the Registrar Agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Agreement, or the insolvency of either.

In any event the Registrar may cease to provide any services pursuant to the Registrar Agreement if any of its fees become overdue by more than seven days until such overdue fees are paid in full.

Anson Registrars Limited is entitled to a minimum annual fee of £4,400 for the performance of its duties under the Registrar Agreement. Anson Registrars Limited is entitled to additional fees in respect of the performance of tasks including transfers and dividend payments.

The Registrar Agreement is governed by the laws of Guernsey.

7.4 United Kingdom Transfer Agent Agreement

The Company is party to a UK Transfer Agent Agreement with Anson Registrars Limited and Capita IRG plc dated 24 June 2004, pursuant to which Capita IRG plc will act as the transfer agent of Anson Registrars Limited in the United Kingdom, providing services to Anson Registrars Limited and the Company including the processing of transfer deeds.

The Company agrees that Capita IRG plc shall be under no liability whatsoever to it for any loss, damage or expense of any nature, however arising, suffered or incurred by the Company or by another person as a result of any act or omission connected with or arising out of the performance of any services under the UK Transfer Agent Agreement, unless such loss, damage or expense arose as a result of bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors.

The Company undertakes to indemnify the UK Transfer Agent and its employees, agents and sub-contractors against all actions, proceedings, costs, claims, demands and liabilities which may be brought against or incurred or suffered (either directly or indirectly) by them arising out of or in connection with the performance of the services under the UK Transfer Agent Agreement (other than those resulting from bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors).

The UK Transfer Agent Agreement provides that the appointment of Capita IRG plc will continue unless and until terminated by either the Company or Anson Registrars Limited giving to Capita IRG plc, or Capita IRG plc giving to Anson Registrars Limited, not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the UK Transfer Agent Agreement. In certain circumstances, the UK Transfer Agent Agreement may be terminated forthwith by notice in writing by a party to the other parties based on certain breaches of the Agreement or the insolvency of a party.

In any event, Capita IRG plc may either terminate its appointment or suspend performance of services by notice in writing to Anson Registrars Limited if Anson Registrars Limited fails to pay any sum due within 15 business days of Capita IRG plc giving written notice to Anson Registrars Limited.

Capita IRG plc will receive from Anson Registrars Limited remuneration as shall be agreed separately between Capita IRG plc and Anson Registrars Limited from time to time. The Company is not liable to pay Capita IRG plc any remuneration under the UK Transfer Agent Agreement.

The UK Transfer Agent Agreement is governed by English Law.

7.5 Option Agreements

A summary of the two Option Agreements with Fortress Investment Group LLC dated 31 December 2003 and 24 June 2004 respectively is set out in Part III of these Listing Particulars.

The Option Agreements are governed by English law.

7.6 Portfolio Management Agreement

The Manager is a party to a Portfolio Management Agreement with Eurocastle CDO I dated 8 June 2004 pursuant to which the Manager has agreed (subject to the terms of the Trust Deed) to supervise, monitor and direct the investment and reinvestment of the collateral of Eurocastle CDO I in accordance with its standards, policies and procedures. The Manager will, amongst other things, select Target Investments to be acquired, retained, sold or otherwise disposed of, waive any default or vote to accelerate the maturity of a defaulted obligation. Under the Portfolio Management Agreement, the Manager has also agreed to perform, on behalf of the Eurocastle CDO I, certain administrative services. The Manager is entitled to an annual fee of €1,000.

The Manager and its delegates are excluded from any liability to Eurocastle CDO I in the absence of any acts or omissions constituting bad faith, wilful misconduct or negligence in the performance of, or reckless disregard with respect to, its obligations under the Portfolio Management Agreement. The Portfolio Management Agreement also contains provisions whereby Eurocastle CDO I has agreed to indemnify the Manager and its delegates from and against all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever incurred by the Manager in the performance of its duties and obligations (except such as shall be finally judicially determined to have arisen from bad faith, wilful misconduct, negligence or reckless disregard by the Manager or its delegates in the performance or non-performance of its duties and obligations). The Manager may be removed (i) without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes, or (ii) with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66 2/3 per cent. in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO I or upon 10 days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The Portfolio Management Agreement is governed by English law.

7.7 Funding Management Agreement

The Company and the Manager are parties to the Funding Management Agreement with Eurocastle Funding Limited, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of Eurocastle Funding's operations, subject to the investment policies and guidelines of the Company.

Eurocastle Funding has agreed to indemnify the Manager and its affiliates and their members, managers, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager has agreed to indemnify Eurocastle Funding, Eurocastle Funding's Shareholders, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, directors, managers, officers and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager carries errors and omissions and other customary insurance.

Eurocastle Funding and the Company may terminate the Funding Management Agreement on 60 days written notice, without payment of any amounts by way of compensation, in the event of fraud, misappropriation of funds, or gross negligence by the Manager. The Manager may terminate the Funding Management Agreement upon 60 days notice.

The Manager shall receive an annual management fee of €1,000 for the performance of services pursuant to the Funding Management Agreement.

The Funding Management Agreement is governed by English law.

7.8 Underwriting and Sponsor's Agreement

The Underwriting and Sponsor's Agreement was entered into on 24 June 2004 between the Company, the Manager, the Directors, the Sponsor, the Global Coordinator and the Underwriters, and contains *inter alia*, the following provisions:

(a) the Company confirmed the appointment of Morgan Stanley & Co. International Limited as Sponsor in connection with the proposed Admission of the Shares to the Official List;

(b) the Company has agreed, subject to certain conditions, to issue Shares at the Offer Price;

(c) the Underwriters have agreed, subject to certain conditions, on a several basis to procure subscribers for or, failing which, to subscribe themselves, all of the Shares to be issued in connection with the Offer at the Offer Price;

(d) the Company has, subject to certain conditions, undertaken to Morgan Stanley Securities Limited as stabilising manager, that on the relevant Over-allotment Closing Date, it will allot and issue, in accordance with the terms and conditions of the Offer, such number of additional Shares which is notified in writing to the Company by Morgan Stanley Securities Limited at any time up to 30 days after Admission provided that the aggregate number of notified Shares shall not exceed 10 per cent. of the aggregate number of Shares available in the Offer (the "Over-allotment Option"). The Over-allotment Shares shall be allotted and issued fully paid up in cash, free from all encumbrances and shall be identical to all other Shares. The undertaking has been provided for the sole purpose of enabling the stabilising manager to satisfy its obligations in respect of o :r-allocations, if any, and to cover short positions resulting from stabilising transactions. Save as required by applicable law or regulation, Morgan Stanley Securities Limited does not intend to disclose the extent of any over-allotments made and/or stabilisation transactions;

(e) the Company has agreed to pay to the Underwriters a commission of 4 per cent. of the amount equal to the Offer Price multiplied by the aggregate number of Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting and Sponsor's Agreement and, in addition, the Company has agreed to pay to the stabilising manager (on behalf of the Underwriters) a commission of 4 per cent. of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares to be issued by the Company in accordance with the Over-allotment Option. All commissions will be paid together with any value added tax chargeable thereon;

(f) the obligations of the Company to issue Shares and the obligations of the Underwriters to procure subscribers for or, failing which, themselves to subscribe for Shares are subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 29 June 2004 or such later time and/or date (not later than 13 July 2004 as the Company may agree with Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited). Morgan Stanley & Co. International Limited and Morgan Stanley Securities Limited (for itself and on behalf of each of the other Underwriters) may terminate the Underwriting and Sponsors' Agreement at any time on or before Admission or the Over-allotment Closing Date. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), prospects or earnings of the Company or of companies in the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting and Sponsor's Agreement);

(g) the Company has agreed to pay any stamp duty and/or stamp duty reserve tax and any other tax, charge or duty and any related costs, fines, penalties or interest arising in respect of the issue of Shares under the Offer and in respect of the issue of Over-allotment Shares, if any, pursuant to the Over-allotment Option;

(h) the Company has undertaken to pay or cause to be paid (together with any related value added tax) all costs, charges, fees and expenses of, in connection with, or incidental to, *inter alia*, the Offer, Admission and the arrangements contemplated by the Underwriting and Sponsors' Agreement; and

(i) the Company has given customary warranties in relation to the business, the accounting records and the legal compliance of the Group and in relation to the contents of this document and has also given a customary indemnity to each of the Underwriters. The Manager has given customary warranties in relation to itself. Each Director has given customary warranties in relation to the information regarding that Director in this document.

Except for the Management Agreement, Administration Agreement, the Registrar Agreement, the UK Transfer Agent Agreement, the Option Agreements, the Portfolio Management Agreement, the Funding Management Agreement, and the Underwriting and Sponsor's Agreement summarised above, the Company has not, since its incorporation, entered into any contracts, not being contracts entered into in the ordinary course of business, which are, or may be, material, or are contracts which have been entered into by the Company and contain any provisions under which the Company has any obligation or entitlement which is material to the Company as at the date of these Listing Particulars.

8. Lock-up Arrangements

The Company and all of its existing Shareholders have each undertaken to the Sponsor and the Global Coordinator (on behalf of itself and the other Underwriters) that during the period of 180 days from Admission it will not, and procure that certain of its persons will not, offer, issue, lend, sell or contract to sell, issue options in respect of or otherwise dispose of, directly or indirectly, or announce an offering of any Shares or any other securities exchangeable for or convertible into, or substantially similar to, Shares or enter into any transaction with the same economic effect as, or agree to do, any of the foregoing (in each case subject to certain exceptions including where the Sponsor and the Global Coordinator have given their prior written consent to the relevant transaction).

9. General

9.1 Since their incorporation, neither the Company nor any SPV have been, nor are they a party to or have engaged in any legal or arbitration proceedings, and no legal or arbitration proceedings are pending or threatened by or against the Company or any SPV which may have or have had a significant effect on the financial position of the Company or any SPV.

9.2 The Company will not, to a significant extent, be a dealer in investments.

9.3 The Company intends not to become subject to the Investment Company Act as an investment company. In order to do so, it will seek to comply with Section 3(c)(7) of the Investment Company Act, which provides an exclusion from investment company status for investment funds whose securities are sold only to US residents and US Persons who are Qualified Purchasers (as such term is therein defined) and certain other limited categories of persons.

9.4 Ernst & Young LLP has given and not withdrawn its written consent to the inclusion in this document of its Accountants' Report and its report set out in Parts IX and X of this document respectively, in the form and context in which they are included having also authorised the contents of its above-mentioned reports for the purpose of 6(1)(e) of the UK Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

9.5 The Manager is or may be a promoter of the Company. Save as disclosed herein, no amount or benefit has been paid or given by the Company to the Manager, and, other than expressly disclosed in this document, none is intended to be given.

9.6 No application is being made for the Shares to be listed on, or dealt in, any stock exchange or investment exchange other than the London Stock Exchange.

9.7 No commission will be payable to financial intermediaries or placees in connection with the Offer.

10. Documents available for Inspection

Copies of the following documents are available for inspection at the registered office of the Company, at the offices of the Manager, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours (Saturdays and public holidays excepted) until 8 July 2004:

(i) the Memorandum and Articles of Association of the Company;

(ii) the audited consolidated accounts of the Company for the period ended 31 December 2003 and 31 March 2004;

(iii) the reports of Ernst & Young LLP set out in Parts IX and X of these Listing Particulars;

(iv) the material contracts referred to in paragraph 7 above; and

(v) these Listing Particulars.

PART VII
TAX CONSIDERATIONS

1. General

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Guernsey, the UK and the US, which is subject to change. The following summary does not therefore constitute legal or tax advice and applies only to persons holding Shares as an investment.

An investment in the Company involves a number of complex tax considerations. Changes in tax legislatic ı in any of the countries in which the Company will have Investments or in Guernsey (or in any other country in which a subsidiary of the Company through which investments are made, is located), or changes in tax treaties negotiated by those countries, could adversely affect the returns from the Company to investors.

Prospective investors should consult their professional advisers on the potential tax consequences of subscribing for, purchasing, holding, converting or selling Shares under the laws of their country and/or state of citizenship, domicile or residence.

2. Guernsey Taxation

2.1 The Company

The Company qualifies for exemption from liability to income tax in Guernsey and has applied to the States of Guernsey Income Tax Authority for such exemption for the current year. Exemption must be applied for annually and will be granted, subject to the payment of an annual fee which is currently fixed at £600, provided that the Company continues to qualify under the applicable legislation for exemption. It is the intention of the Directors to conduct the affairs of the Company so as to ensure that it continues to qualify. No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities. In response to the OECD's initiative to eliminate so called unfair tax competition, the States of Guernsey have announced that with effect from 2008 the rate of corporate income tax in Guernsey will be set at nil. Investors should also be aware that although Guernsey is not subject to the EU savings tax directive, the States of Guernsey have announced that, in keeping with Guernsey's policy of constructive international engagement, Guernsey proposes to introduce a withholding tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU member state by an issuer or paying agent situate in Guernsey. It is not yet clear however whether this system will apply to dividends such as those to be distributed by the Company.

Document duty in Guernsey is calculated at the rate of 0.5 per cent. and is payable on the nominal value of the authorised share capital of the Company up to a maximum amount of duty of £5,000 for each company. In the case of a Guernsey company which is a closed ended investment company with an authorised capital consisting of shares of no par value, such as the Company, the document duty is set at a flat rate of £2,000.

2.2 The Shareholders

(i) Disposal of Shares

Guernsey residents should not be subject to tax on any gains arising on disposal of the Shares.

(ii) Taxation of Dividends on Shares

The Company will be required to deduct income tax at the rate of 20 per cent. from dividends paid to Guernsey residents and to account for such income tax to the Administrator of Income Tax in Guernsey. Furthermore, the Company is required to make a return to the Administrator of Income Tax in Guernsey, on request, of the names, addresses and shareholdings of Guernsey resident Shareholders. No withholding tax is currently payable in respect of non-Guernsey resident shareholders.

(iii) Stamp Duty and Stamp Duty Reserve Tax

No Guernsey stamp duty will be payable on the issue of the Shares. In the event of the death of a sole holder of Shares, a Guernsey grant of probate or administration may be required in respect of which certain fees will be payable to the Ecclesiastical Registrar in Guernsey.

3. United Kingdom Taxation

3.1 The Company

The Directors intend to conduct the affairs of the Company in such a manner as to minimise, so far as they consider reasonably practicable, taxation suffered by the Company. This will include conducting the affairs of the Company so that it does not become resident in the UK for taxation purposes. Accordingly, and provided that the Company does not carry on a trade in the UK (whether or not through a permanent establishment situated therein), the Company will not be subject to UK income tax or corporation tax other than on UK source income.

3.2 The Shareholders

(i) Disposal of Shares

The Company is a closed-ended company incorporated in Guernsey and therefore the Company should not as at the date of the Offer be a "collective investment scheme" as defined in the Financial Services and Markets Act 2000. Accordingly, the provisions of sections 757 to 764 of the Income and Corporation Taxes Act 1988 (the "Taxes Act") should not apply. For so long as the Company is not a collective investment scheme, any disposal of Shares by a Shareholder may give rise to a chargeable gain for United Kingdom tax purposes.

(a) UK resident Shareholders

A disposal of Shares by a Shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains (including by reference to changes in the sterling/euro exchange rate), depending on the Shareholder's circumstances and subject to any available exemption or relief.

(b) Non-UK resident Shareholders

A Shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, may be subject to United Kingdom taxation on chargeable gains on a disposal of Shares which are used in or for the purposes of the trade or used, held or acquired for use for the purposes of the branch, agency or permanent establishment.

A Shareholder who is an individual who has ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of Shares during that period may also be liable, on his return to the United Kingdom, to United Kingdom taxation on chargeable gains (subject to any available exemption or relief).

(ii) Income from the Company

According to their personal circumstances, Shareholders resident in the United Kingdom for tax purposes will be liable to income tax or corporation tax in respect of dividend or other income distributions of the Company. Where investments of the Company are distributed *in specie* to Shareholders other than by way of dividend, such distributions may represent a part-disposal of Shares for United Kingdom tax purposes.

(iii) Anti-avoidance

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of Sections 739 to 745 of the Income and Corporation Taxes Act 1988 (the "Taxes Act"). These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of the Company on an annual basis.

More generally, the attention of Shareholders is also drawn to the provisions of Sections 703 to 709 of the Taxes Act which give powers to the Inland Revenue to cancel tax advantages derived from certain transactions in securities.

The Taxes Act also contains provisions which subject certain United Kingdom resident companies to corporation tax on profits of companies not so resident in which they have an interest. The provisions may affect United Kingdom resident companies which are deemed to be interested (together with any connected or associated companies) in at least 25 per cent. of the profits of a non-resident company which is controlled by residents of the United Kingdom and which does not distribute substantially all of its income and is resident in a low tax jurisdiction. It is intended that the Company will distribute substantially all of its income, and therefore it is not anticipated that this legislation will have any material effect on United Kingdom resident corporate Shareholders. The legislation is not directed towards the taxation of chargeable gains.

It is anticipated that the shareholdings in the Company will be such as to ensure that the Company would not be a close company if resident in the United Kingdom. If, however, the Company were to be such that it would be close if resident in the United Kingdom, chargeable gains accruing to it may be apportioned to certain United Kingdom resident or, in the case of an individual, ordinarily resident Shareholders who may thereby become chargeable to capital gains tax or corporation tax on chargeable gains on the gains apportioned to them.

(iv) Stamp duty and stamp duty reserve tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position and do not relate to persons such as market makers, brokers, dealers or intermediaries or where the Shares are issued to a depositary or clearing system or its nominee or agent. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue of the Shares. No United Kingdom stamp duty will be payable on the transfer of the Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom. Provided that the Shares are not registered in any register of the Company kept in the United Kingdom, any agreement to transfer the Shares will not be subject to United Kingdom stamp duty reserve tax.

4. United States Taxation

4.1 General

The following is a summary of certain United States federal income tax consequences of acquiring, holding and disposing of the Shares by US Holders, Tax-Exempt Holders and Non-US Holders (all as defined below, and collectively, the "Investors"). This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not discuss all of the tax consequences that may be relevant to a particular Investor based on such Investor's particular circumstances or to certain Investors that are subject to special treatment under United States federal income tax laws. This summary is limited to Investors who hold the Shares as capital assets. No rulings have been or will be sought from the IRS regarding any matter discussed in this document, and counsel to the Company has not rendered any legal opinion regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. **Prospective investors are urged to consult their tax advisors to determine the US federal, state, local and non-US income and other tax consequences of acquiring, holding and disposing of the Shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.**

For purposes of this section, a "US Holder" is any beneficial owner of the Shares that is a citizen or individual resident of the United States; a corporation or an entity characterised as a corporation for United States federal income tax purposes and which is created or organised in the US or any political subdivision thereof; an estate, the income of which is subject to US federal income tax without regard to its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more US persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on 20 August 1996 and properly elected to be treated as a US person.

For purposes of this section, a "Non-US Holder" is any beneficial owner of Shares that is (i) an individual that is not a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for US federal income tax purposes that is not created or organised under the laws of the United States or any political subdivision thereof, or (iii) in the case of a partnership or an entity treated as a partnership for US federal income tax purposes, a partner that is described in (i) or (ii) above.

For purposes of this section, a "Tax-Exempt Holder" is any beneficial owner of Shares, other than a Non-US Holder, that is exempt from United States federal income taxation under the Code.

If a partnership, including for this purpose any entity treated as a partnership for US federal income tax purposes, is a holder of the Shares, the US federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

Prospective investors that are partnerships and partners in such partnership should consult their tax advisors to determine the US federal income tax consequences of acquiring, holding and disposing of the Shares.

4.2 The Company

Taxation as a Corporation. The Company will be treated as a corporation for US federal income tax purposes. Thus, the income, gains, losses, deductions and expenses of the Company will not pass through to the Investors, and all distributions by the Company to the Investors will be treated as dividends, returns of capital and/or gains.

United States Trade or Business; Withholding Taxes. The Company does not expect to be engaged in a US trade or business as determined for US federal income tax purposes, although no assurances can be given in this regard. So long as the Company is not engaged in a US trade or business, income and gain earned by the Company will not be subject to regular US federal income taxation. If, however, contrary to expectations, the Company is treated as engaged in a US trade or business, then the Company generally would be subject to regular US federal income taxation on any income or gain effectively connected with the United States trade or business (and may also be subject to a 30 per cent. US branch profits tax). In such event, the Company's ability to make distributions to its shareholders will be materially and adversely affected.

The Company may be subject to US withholding tax at a rate of 30 per cent. on certain types of periodic income derived by the Company from sources inside the United States.

Passive Foreign Investment Company. Generally, a non-US corporation, such as the Company, will be classified as a passive foreign investment company (a "PFIC") during a given year if either (i) 75 per cent. or more of its gross income constitutes "passive income", or (ii) 50 per cent. or more of its assets produce "passive income". For these purposes, "passive income" generally includes interest, dividends, annuities and other investment income. Based on the Company's projected income, assets and activities, the Company believes that it will be classified as a PFIC for United States federal income tax purposes.

Controlled Foreign Corporation. Generally, a non-US corporation, such as the Company, will be classified as a controlled foreign corporation (a "CFC") if more than 50 per cent. of the shares of the corporation, measured by reference to combined voting power or value, are held, directly or indirectly, by "US Shareholders". A US Shareholder, for this purpose, is generally any US Holder that possesses, directly, indirectly or through attribution, 10 per cent. or more of the combined voting power of all classes of shares of the corporation. Depending on the ownership of the Shares, it is possible that the Company may be treated as a CFC.

If the Company were classified as a CFC, a US Shareholder of the Company generally would be required to include in gross income (as ordinary income) at the end of each taxable year of the Company an amount equal to the shareholder's pro rata share of the "subpart F income" and certain US source income of the Company. Subpart F income generally includes dividends, interest, gains from the sale of securities, and income from certain transactions with related parties. If the Company were classified as a CFC, it is likely that all or substantially all of its income would constitute subpart F income.

4.3 US Holders

Passive Foreign Investment Company. If the Company were classified as a PFIC for any taxable year during which a US Holder held the Shares, and such holder fails to make either a "QEF election" or a "mark-to-market election" (each as described below) with respect to the Shares effective from the beginning of the US holders' period of ownership in the Shares, the US Holder will be subject to special tax rules on the receipt of an "excess distribution" in respect of the Shares and on gain from the disposition of the Shares. An excess distribution generally is any distribution to the extent such distribution exceeds 125 per cent. of the average annual distributions made with respect to the Shares during the preceding three taxable years or shorter period during which the US Holder held the Shares. For purposes of the PFIC rules, (i) a distribution includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as a dividend for US federal income tax purposes, and (ii) a disposition includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as an exchange for US federal income tax purposes.

Under the PFIC rules, a US Holder is required to allocate any excess distribution received or gain recognised from disposition of the Shares rateably over the US Holder's entire holding period for the Shares. The amount allocated to the taxable year in which the excess distribution is made or the gain is recognised will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest income tax rate, regardless of the rate otherwise applicable to the US Holder. The US Holder will also be liable for an additional tax equal to an interest charge on the tax liability attributable to income allocated to prior years. In computing such tax liability, amounts allocated to prior tax years may not be offset by any net operating losses of the US Holder.

In addition, under the PFIC rules, a US Holder will be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognised on the dispositions of, the Shares. Moreover, any US Holder who acquires the Shares upon the death of a US Holder would not receive a step-up in the tax basis of the Shares to fair market value of such Shares. Instead, the US Holder beneficiary will have a tax basis in the Shares equal to the decedent's tax basis, if lower. A US Holder may make an election to treat the Company as a "qualified electing fund" ("QEF") with respect to such US Holder in order to avoid the application of the PFIC rules discussed above. If a US Holder makes a timely and valid QEF election with respect to the Company, the US Holder will be required for each taxable year for which the Company is a PFIC to include in income such holder's pro rata share of the Company's (i) ordinary earnings as ordinary income and (ii) net capital gains as long-term capital gain, in each case computed under US federal income tax principles, in some cases even if such earnings or gains have not been distributed. The US Holder will not be required to include any amount in income for any taxable year during which the Company does not have ordinary earnings or net capital gains. Moreover, the US Holder will not be required to include any amount in income for any taxable year for which the Company is not a PFIC. Furthermore, the denial of a tax basis step-up to fair market value at death described above generally will not apply.

The QEF rules may cause an electing US Holder to recognise income in a taxable year in amounts significantly greater than the distributions received from the Company in such taxable year. In certain cases in which the Company does not distribute all of its earnings in a taxable year, a US Holder may be permitted to elect to defer the payment of some or all of its taxes with respect to the Company's income subject to an interest charge on the deferred amount. The QEF election is made on a shareholder-by-shareholder basis. Thus, any US Holder of the Shares can make its own decision regarding whether to make a QEF election. A QEF election applies to all of the Shares held or subsequently acquired by an electing US Holder and can be revoked only with the consent of the IRS. It should be noted that US Holders may not make a QEF election with respect to an option to acquire the Shares, and that certain classes of Investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election. The Company intends to provide US Holders with such information as is necessary to enable them to make a QEF election.

Alternatively, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, a US Holder may make an election to mark the Shares to market annually (a "mark-to-market election"). If a US Holder makes a timely and valid mark-to-market election,

the US Holder will be required for each taxable year that the Shares are held, and upon the disposition of the Shares, to recognise as ordinary income or loss an amount equal to the difference between the US Holder's tax basis in the Shares and the fair market value of the Shares. Except in the case of a sale or disposition of the Shares, any loss recognised, however, will be allowable only to the extent of net mark-to-market gains included in income by the US Holder under the mark-to-market election in prior taxable years. The US Holder's tax basis in the Shares will be increased by any gains recognised by the US Holder as a result of the mark-to-market election and will be decreased by any losses allowable under the mark-to-market rules.

As with the QEF election, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, the mark-to-market election is made on a shareholder-by-shareholder basis. Thus, any US Holder of the Shares can make its own decision regarding whether to make a mark-to-market election. In addition, a mark-to-market election is revocable (except to the extent that the Shares are no longer considered marketable stock) only with the consent of the IRS, and will continue to apply even if the Company is no longer classified as a PFIC.

Prospective investors are urged to consult their tax advisor about the PFIC rules, including the possibility and advisability of and the procedure and timing for making a QEF or mark-to-market election in connection with the Shares.

Controlled Foreign Corporation. If the Company were classified as a CFC, a US Holder that is treated as a US Shareholder of the Company for purposes of the CFC rules would generally not be taxable under the PFIC rules described above. Rather, at the end of each taxable year of the Company, such US Holder would generally include in gross income (as ordinary income) an amount equal to the shareholder's pro rata share of the subpart F income and certain US source income of the Company. As a result, to the extent subpart F income of the Company included net capital gains, such gains will be treated as ordinary income of the US Holder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made.

Distributions on the Shares. The treatment of actual distributions of cash on the Shares will generally vary depending on whether a US Holder has made a timely QEF or mark-to-market election as described above. If a timely QEF election has been made or if the US Holder is treated as a US Shareholder of the Company for the purposes of the CFC rules, distributions should be allocated first to amounts previously taxed pursuant to the QEF election or pursuant to the CFC rules, if applicable. Amounts so allocable would not be taxable to US Holders. Distributions in excess of such previously taxed amounts will be taxable to US Holders as ordinary income upon receipt, to the extent of any remaining untaxed current and accumulated earnings and profits of the Company. Such distributions made to a US Holder that is an individual will not be eligible for taxation at recently reduced tax rates generally applicable to dividends paid by certain United States corporations and "qualified foreign corporations" on or after 1 January 2003. Distributions in excess of (i) previously taxed amounts and (ii) any remaining current and accumulated earnings and profits will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

If a timely mark-to-market election has been made, distributions made by the Company will be taxable as ordinary income to the extent of any current and accumulated earnings and profits of the Company. Such distributions made to a US Holder that is an individual will not be eligible for taxation at recently reduced tax rates applicable to dividends payable by certain United States corporations and qualified foreign corporations on or after 1 January 2003. Any distributions in excess of the current and accumulated earnings and profits of the Company will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

In the event that a US Holder does not make a timely QEF or mark-to-market election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions made with respect to the Shares may constitute excess distributions, taxable as previously described under the PFIC rules.

Sale or Other Disposition of the Shares. A US Holder that has made a valid QEF or mark-to-market election will generally recognise gain or loss upon the sale or other disposition of the Shares equal to the difference between the amount realised and the holder's tax basis in the Shares. The tax basis of a US Holder in the Shares will generally be the amount paid for such Shares. Such tax basis will be increased by amounts taxable to such holder by virtue of a QEF or mark-to-market election and will be decreased by (i) actual distributions from the Company that are deemed to consist of previously taxed amounts or are treated as a non-taxable reduction in the tax basis of the Shares, and (ii) any losses allowable under the mark-to-market rules. In the case of a US Holder that has made a valid QEF election, any gain or loss recognised from a sale or other disposition of the Shares will be long-term capital gain or loss if the US Holder has held such Shares for more than one year at the time of the sale or disposition. In the case of a US Holder that has made a valid mark-to-market election, any gain recognised will be ordinary income and any loss recognised will be ordinary loss, to the extent of the net gains previously recognised under the mark-to-market election, and capital loss thereafter. In certain circumstances, US Holders who are individuals (or whose income is taxable to United States individuals) may be entitled to preferential treatment for net long-term capital gains. The ability of US Holders to offset capital losses against ordinary income, however, is limited.

If a US Holder does not make a timely QEF election or mark-to-market election, any gain realised from the sale or other disposition of the Shares or any gain deemed to accrue prior to the time a QEF or mark-to-market election is made, will generally be treated as an excess distribution and subject to an additional tax reflecting an interest charge under the PFIC rules described above.

If the Company were treated as a CFC and a US Holder were treated as a US Shareholder thereof, then any gain realised by such US Holder upon disposition of the Shares would generally be treated as ordinary income to the extent of the current and accumulated earnings and profits of the Company. In this respect, earnings and profits generally would not include any amounts previously taxed pursuant to the CFC rules.

4.4 Tax-Exempt Holders

Unrelated Business Taxable Income. Tax-Exempt Holders that are generally exempt from US federal income taxation may nevertheless be subject to "unrelated business income tax" on any "unrelated business taxable income" or income from debt-financed property (collectively "UBTI") derived by such Tax-Exempt Holder. An investment in the Shares should not generate UBTI for Tax-Exempt Holders that are pension plans, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt entities, provided that such Tax-Exempt Holders do not incur "acquisition indebtedness" (as defined for United States federal income tax purposes) with respect to their investments in the Shares.

Controlled Foreign Corporation. If the Company were classified as a CFC and a Tax-Exempt Holder were treated as a US Shareholder, the Tax-Exempt Holder's subpart F income from the Company generally would not be treated as UBTI (assuming such Tax-Exempt Holder itself did not incur "acquisition indebtedness" to acquire its Shares).

Passive Foreign Investment Company. As discussed above, the Company believes that it will be classified as a PFIC for US federal income tax purposes. Treasury regulations provide, however, that Tax-Exempt Holders generally will not be subject to the potentially adverse effects of the PFIC rules discussed above. Moreover, unlike US Holders, a Tax-Exempt Holder may not make a QEF election with respect to the Company unless such Tax-Exempt Holder is taxable under the UBTI rules with respect to distributions received from the Company (which should occur only if a Tax-Exempt Holder itself incurred "acquisition indebtedness" to make its investment in the Shares).

4.5 Non-US Holders

A Non-US Holder generally will not be subject to US federal income taxation on distributions received from the Company or on gains recognised on the sale, exchange or redemption of the Shares where such Non-US Holder's nexus with the United States is solely as a result of an investment in the Shares. The foregoing, however, may not apply in the case of a Non-US Holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a US trade or business, (ii) who is an individual present in the United States for 183

days or more in a taxable year or has a "tax home" in the United States for US federal income tax purposes, or (iii) who is a former citizen of the United States, a CFC, a foreign personal holding company or a corporation which accumulates earnings to avoid United States federal income tax.

4.6 Reporting Requirements

Treasury regulations promulgated under Section 6038B of the Code require reporting for certain transfers of property (including cash) to a foreign corporation by US persons or entities. In general, these rules require US Holders and Tax-Exempt Holders who acquire the Shares to file a Form 926 with the IRS and to supply certain additional information to the IRS. In the event such holder fails to file any such required form, the holder could be subject to a penalty equal to 10 per cent. of the fair market value of the property (including cash) transferred to the foreign corporation. **Prospective investors are urged to consult their tax advisors regarding these reporting requirements.**

4.7 Reportable Transactions

Recently issued Treasury regulations require that each taxpayer participating in a "reportable transaction" must disclose such participation to the IRS. The scope and application of these rules is not completely clear. In the event an investment in the Company constitutes participation in a "reportable transaction", each Investor who must file a US federal income tax return may be required to file Form 8886 with the IRS with the Investor's US federal tax return, thereby disclosing certain information relating to the Company to the IRS. In addition, the Company and its advisors may be required to maintain a list of the Investors and to furnish this list and certain other information to the IRS upon its written request. **Prospective investors are urged to consult their tax advisors regarding the applicability of these rules to an investment in the Company.**

PART VIII
ERISA, TRANSFER RESTRICTIONS, ELIGIBLE INVESTORS AND CERTIFICATES

1. ERISA Considerations

1.1 General

ERISA, and Section 4975 of the Code, impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans (as defined in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts or Keogh plans, (c) ny entities whose underlying assets include plan assets by reason of an investment by a plan described in (a) or (b) in such entities (each of (a), (b) and (c), a "Plan") and (d) persons who have certain specified relationships to Plans ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the US Supreme Court in *John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank*, 510 US 86 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and such insurance company might be treated as a Party in Interest with respect to a Plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA, and ERISA and Section 4975 of the Code prohibit certain transactions between a Plan and Parties in Interest or Disqualified Persons with respect to such Plan. Violations of these rules may result in the imposition of excise taxes and other penalties and liabilities under ERISA and the Code.

The US Department of Labor (the "DOL") has promulgated a regulation, 29 C.F.R. §2510.3-101 (the "Plan Asset Regulation") describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets are deemed to include both the equity interest itself and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation by "benefit plan investors" is not "significant".

The Shares will constitute "equity interests" in the Company for purposes of the Plan Asset Regulation; the Company will not be registered under the Investment Company Act; and it is not likely that the Company will qualify as an "operating company" for purposes of the Plan Asset Regulation. Therefore, if equity participation in the Shares by Benefit Plan Investors (as defined below) is "significant" within the meaning of the Plan Asset Regulation, the assets of the Company could be deemed to be the assets of Plans investing in the Shares. If the assets of the Company were deemed to constitute the assets of an investing Plan, (i) transactions involving the assets of the Company could be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, (ii) the assets of the Company could be subject to ERISA's reporting and disclosure requirements, and (iii) the fiduciary causing the Plan to make an investment in the Shares could be deemed to have delegated its responsibility to manage the assets of the Plan.

Under the Plan Asset Regulation, equity participation in an entity by Benefit Plan Investors is "significant" on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25 per cent. or more of the value of any class of equity interest in the entity is held by Benefit Plan Investors (the "25% Threshold").

The term "Benefit Plan Investor" is defined to include any (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not subject to Title I of ERISA, including without limitation governmental plans, foreign pension plans and church plans, (ii) "plan" (as defined in Section 4975(e)(1) of the Code), whether or not subject to Section 4975 of the Code, including without limitation individual retirement accounts and Keogh plans, or (iii) entity whose underlying assets include plan assets by reason of such an employee benefit plan's or plan's investment in such entity, including without limitation, as applicable, an insurance company general account. For purposes of making determinations under the 25% Threshold, (i) the value of any Shares held by a person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides

investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person (each such person or affiliate, a "Controlling Person"), is disregarded which, in the case of the Company, will include the Manager and its affiliates, and (ii) only the proportion of an insurance company general account's equity investment in the Company that represents plan assets is taken into account.

1.2 Restrictions on Purchase

The Company intends to prohibit investors that are subject to Title I of ERISA or Section 4975 of the Code from acquiring any Shares. Accordingly, Benefit Plan Investors using assets of Plans that are subject to Title I of ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire the Shares and each investor will be required to represent, or will be deemed to have represented, as applicable, that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. Each purchaser of a Share admitted to settlement by means of the CREST UK system if any, will be deemed to represent and warrant that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. In addition, the Company's articles of association provide that in the event that a purported transfer of any Share to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code could result in the assets of the Company being treated as plan assets that are subject to Title I of ERISA or Section 4975 of the Code, any Shares held by such a Benefit Plan Investor shall be deemed to be Shares-in-Trust, and transferred automatically and by operation of law to a Trust for the benefit of one or more designated charities. For a discussion of transfer restrictions with respect to the Shares, see "Transfer Restrictions" below.

1.3 Special Considerations Applicable to Insurance Company General Accounts

Any purchaser that is an insurance company using the assets of an insurance company general account should note that pursuant to regulations issued pursuant to Section 401(c) of ERISA (the "General Account Regulations"), assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code to the extent such assets relate to contracts issued to employee benefit plans on or before 31 December 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets are treated as the plan assets of any such plan invested in a separate account.

2. Transfer Restrictions

The Shares have not been and will not be registered under the Securities Act or any US state securities or "Blue Sky" laws or the securities laws of any other jurisdiction and, accordingly, may not be reoffered, resold, pledged or otherwise transferred in the United States or to US Persons unless the Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available except in accordance with the restrictions described under "Eligible Investors" and below except where such restrictions would prevent proper dealings in Shares taking place on an open and proper basis.

Each purchaser of Shares is required to represent and agree as follows:

(a) The purchaser (A) (i) is a US Person that is an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee, (ii) is acquiring the Shares for its own account or for the account of an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee and (iii) is aware, and each beneficial owner of the Shares has been advised, that the sale of the Shares to it is being made in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act, or (B) is not a US Person and is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(b) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Shares have not been and will not be registered under the Securities Act and that (A) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer

any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a Qualified Institutional Buyer or an Accredited Investor that in each case also is a Qualified Purchaser or a Knowledgeable Employee, or (ii) outside the United States in a transaction complying with the provisions of Rule 903 or Rule 904 of Regulation S under the Securities Act and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(c) The purchaser understands that US Persons that do not purchase Shares in a bona fide trade on the London Stock Exchange will be required to hold Shares in certificated form and that the Shares will bear a legend substantially to the following effect:

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS IN THE UNITED STATES OR, EXCEPT AS SET OUT IN THE COMPANY'S LISTING PARTICULARS (THE "LISTING PARTICULARS"), THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED BY THIS LEGEND. THE HOLDER HEREOF, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (X) IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND EXCEPT TO A TRANSFEREE WHO IS (i) (A) AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF THE SECURITIES ACT OR (B) A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A OF THE SECURITIES ACT) AND IN EACH CASE ALSO A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE" WITHIN THE MEANING OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), OR (ii) NOT A "US PERSON" (AS SUCH TERM IS DEFINED UNDER RULE 904 OF REGULATION S UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A BUYER THAT MEETS SUCH CRITERIA IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S AND (Y) (1) UPON DELIVERY OF ALL CERTIFICATIONS, OPINIONS AND OTHER DOCUMENTS THAT THE COMPANY MAY REQUIRE AND (2) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE OF THE UNITED STATES AND ANY OTHER JURISDICTION. FURTHER, NO PURCHASE, SALE OR TRANSFER OF THIS SECURITY MAY BE MADE UNLESS SUCH PURCHASE, SALE OR TRANSFER WILL NOT RESULT IN (i) THE ASSETS OF THE COMPANY CONSTITUTING "PLAN ASSETS" WITHIN THE MEANING OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), THAT ARE SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR (ii) THE COMPANY BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. EACH PURCHASER OR TRANSFEREE OF THIS SECURITY WILL BE REQUIRED TO REPRESENT OR WILL BE DEEMED TO HAVE REPRESENTED THAT (i) IT IS NOT AND IS NOT USING ASSETS OF A PLAN THAT IS SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE AND (ii) IF IT IS A US PERSON, THAT IS A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE," AND WILL BE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE COMPANY'S LISTING PARTICULARS AND ARTICLES OF ASSOCIATION.

THIS SECURITY IS NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED HEREIN. EACH TRANSFEROR OF THIS SECURITY AGREES TO PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE LISTING PARTICULARS TO THE TRANSFEREE.

(d) The purchaser understands that no transfer of a Share will be effective, and the Company will not recognise any such transfer to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code as more fully set forth in "ERISA Considerations" above.

3. **Eligible Investors**

The Shares are being offered (i) in the United States, to persons reasonably believed to be "Accredited Investors" (as such term is defined in Rule 501 of the Securities Act) or "Qualified Institutional Buyers" (as such term is defined in Rule 144A of the Securities Act), that in each case are also "Qualified Purchasers" or "Knowledgeable Employees" (as such terms are defined in the Investment Company Act) and (ii) outside the United States to investors that are not US Persons in offshore transactions pursuant to Regulation S. Initial purchasers of the Shares will be required to make the representations and agreements set forth under "Transfer Restrictions" and "ERISA Considerations" herein. A Shareholder may only sell, transfer, assign, pledge, or otherwise dispose of its Shares within the United States to transferees that are Accredited Investors or Qualified Institutional Buyers, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and that are, in each case, also Qualified Purchasers or Knowledgeable Employees, or outside the United States to transferees that are not US Persons pursuant to Regulation S. See "Transfer Restrictions" above.

4. **Certificates**

Each initial purchaser of Shares who is a US Person and each US Person who acquires Shares from another US Person (other than pursuant to a bona fide market purchase on the London Stock Exchange) is required to hold Shares in certificated form.

PART IX
ACCOUNTANTS' REPORT FOR THE PERIOD ENDED 31 MARCH 2004

The financial information contained in this Part IX includes audited financial statements for the period ended 31 March 2004.

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors,
Eurocastle Investment Limited
c/o Management International (Guernsey) Limited
Arnold House
St. Julian's Avenue
St. Peter Port
Guernsey GY1 3NF

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

24 June 2004

Dear Sirs

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 24 June 2004 of Eurocastle Investment Limited.

Basis of preparation

The financial information set out in this report is based on the audited consolidated financial statements of Eurocastle Investment Limited for the three months ended 31 March 2004 and the period from incorporation (8 August 2003) to 31 December 2003 to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of Eurocastle Investment Limited who approved their issue. The directors of Eurocastle Investment Limited are responsible for the contents of the listing particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant

to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the listing particulars dated 24 June 2004, a true and fair view of the state of affairs of Eurocastle Investment Limited as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended.

CONSOLIDATED INCOME STATEMENTS

(amounts in thousands, except share data)

	Notes	Three Months Ended 31 March 2004	8 August 2003 (Date of Formation) Through 31 December 2003
Operating income			
Interest income		€ 394	€ 50
Unrealised gain on securities portfolio contract	2,8	2,562	611
Unrealised loss on foreign currency translation	8	(10)	—
Total operating income		2,946	661
Operating expenses			
Interest expense		279	—
Other operating expenses	3	438	759
Total operating expenses		717	759
Net profit/(loss)		€ 2,229	€ (98)
Earnings per ordinary share			
Basic	9	€ 0.02	€ 0.00
Diluted	9	€ 0.02	€ 0.00
Weighted average ordinary shares outstanding			
Basic	10	118,576,700	118,576,700
Diluted	10	118,681,496	118,576,700

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	Notes	31 March 2004	31 December 2003
Assets			
Cash and cash equivalents		€ 359	€ 1,690
Securities portfolio contract	2, 8	54,751	57,611
Available-for-sale securities	4	81,811	—
Other assets	5	9[illegible]	316
Total assets		€137,855	€59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 118,576,700 shares issued and outstanding at 31 March 2004 and 31 December 2003	10, 13	€ 59,027	€59,027
Net unrealised loss on available-for-sale securities	4	(254)	—
Accumulated profit (loss)		2,131	(98)
Total equity		60,904	58,929
Minority Interests		2	—
Liabilities			
Repurchase agreements	6	75,934	—
Derivative liabilities	8	40	—
Trade and other payables	7	975	688
Total liabilities		76,949	688
Total equity and liabilities		€137,855	€59,617

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Three Months Ended 31 March 2004	8 August 2003 (Date of Formation) Through 31 December 2003
Cash Flows From Operating Activities		
Net profit (loss)	€ 2,229	€ (98)
Adjustments for:		
Unrealised gain on securities portfolio contract	(2,562)	(611)
Unrealised loss on foreign currency contracts	40	—
Unrealised gain on foreign currency translation	(30)	—
Accretion and amortisation	(33)	—
Net change in operating assets and liabilities:		
Increase in other assets	(618)	(113)
Increase in trade and other payables	289	688
Net cash flows used in operating activities	(685)	(134)
Cash Flows From Investing Activities		
Securities portfolio contract deposit	—	(57,000)
Refund of securities portfolio contract deposit	5,422	—
Purchase of available-for-sale securities	(81,878)	—
Net cash flows used in investing activities	(76,456)	(57,000)
Cash Flows From Financing Activities		
Proceeds from issuance of ordinary shares	—	59,288
Costs related to issuance of ordinary shares	—	(261)
Borrowings under repurchase agreement	75,810	—
Payment of deferred financing costs	—	(203)
Net cash flows from financing activities	75,810	58,824
Net (Decrease)/Increase in Cash and Cash Equivalents	(1,331)	1,690
Cash and Cash Equivalents, Beginning of Period	1,690	—
Cash and Cash Equivalents, End of Period	€ 359	€ 1,690

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(amounts in thousands, except share data)

	Issued Capital				
	Ordinary Shares	Amount	Net Unrealised Gains (Losses)	Accumulated Profit (Loss)	Total Equity
At 8 August 2003 (Date of Formation)	—	€ —	€ —	€ —	€ —
Issuance of ordinary shares	118,576,700	59,288	—	—	59,288
Costs related to issuance of ordinary shares	—	(261)	—	—	(261)
Net loss	—	—	—	(98)	(98)
At 31 December 2003	118,576,700	59,027	—	(98)	58,929
Net unrealised loss on available-for-sale securities	—	—	(254)	—	(254)
Net profit	—	—	—	2,229	2,229
At 31 March 2004	118,576,700	€59,027	€ (254)	€2,131	€60,904

NOTES TO CONSOLIDATED FINANCIAL INFORMATION
(amounts in tables in thousands)

1. BACKGROUND

Eurocastle Investment Limited (along with its consolidated subsidiaries, the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced operations on 21 October 2003. The principal activities of the Company include investing in, financing and managing European real estate related securities and other European asset backed securities. The directors consider that the Company operates in a single business segment and one geographical segment, being Europe.

The Company is externally managed by Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's board of directors. The Company has no employees. The Manager receives an annual management fee for its services (which includes reimbursement of expenses) and incentive compensation, as defined in the Management Agreement. The Company has no ownership interest in the Manager.

The Company's total committed capital is €118.6 million, of which €59.3 million had been called as at 31 March 2004 and 31 December 2003. The Manager and its employees have committed to contribute €13.6 million, or approximately 11.4 per cent. of the Company's total committed capital. Other entities managed by the Manager have committed to contribute €15.0 million, or approximately 12.7 per cent. of the Company's total committed capital. The Company called the remaining 50 per cent. of its committed capital (€59.3 million) in April 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements". In preparing interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments held for trading or available-for-sale purposes.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries drawn up to 31 March 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

At 31 March 2004, the Company's sole subsidiary consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland. The ordinary share capital of EFL is held by outside parties but, for the purposes of consolidation, in accordance with International Accounting Standards, the Company is considered to control the financial and operating policies of EFL through contractual arrangements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Securities Portfolio Contract

The securities portfolio contract described in Note 8 qualifies as a derivative financial instrument held for trading purposes under IASB rules. Derivative financial instruments held for trading purposes are

carried at fair value, which includes valuation allowances for instruments for which liquid markets do not exist. Changes in the fair value of derivative financial instruments held for trading purposes are recorded as unrealised gains or losses in the income statement. During the three months ended 31 March 2004 and the period ended 31 December 2003, net unrealised gains of €2.6 million and €0.6 million, respectively, were recorded on the securities portfolio contract. The determination of the fair value of the securities portfolio contract was based on dealer price quotations.

Available-For-Sale Securities

All investments in available-for-sale securities are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments which are classified as available-for-sale are measured at fair value. The fair value of these securities is estimated by obtaining counterparty quotations. Unrealised gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and will be amortised over the term of such financings using the effective yield.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interest

Minority interest represents interests held by outside parties in the Company's consolidated subsidiaries.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income is recognised as the interest accrues (taking into account the effective yield on the asset).

Income Tax

The Company is a Guernsey, Channel Islands limited company. Accordingly, no provision for income taxes has been made.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are retranslated at the historical exchange rate and all differences are recognised in equity.

Forward Exchange Contracts

The Company has entered into forward exchange contracts in connection with its foreign currency denominated investments. These contracts, which do not qualify for special hedge accounting under IAS 39, are initially recorded at cost, being the fair value of the consideration given. Subsequently, these contracts are measured and carried at fair value with the resulting gain or loss recorded in current earnings.

3. OTHER OPERATING EXPENSES

	Three Months Ended 31 March 2004	8 August 2003 (Date of Formation) to 31 December 2003
Professional fees	€168	€484
Management fees	236	257
Other	34	18
	€438	€759

4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 March 2004, which have been marked to fair value through equity pursuant to IAS 39. Unrealised losses that are considered other than temporary are recognised currently in income. There were no such losses incurred through 31 March 2004.

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
CMBS- Conduit	€82,360	€82,065	€—	(€254)	€81,811	A-	3.56%	3.62%	2.09

5. OTHER ASSETS

	31 March 2004	31 December 2003
Interest receivable	€577	€ —
Deferred financing costs	217	203
Prepaid insurance	79	111
Other assets	61	2
	€934	€316

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation.

6. REPURCHASE AGREEMENTS

The Company entered into master repurchase agreements with major investment banks to finance the purchase of available-for-sale securities. The terms of the repurchase agreements provide for interest to be calculated at a Sterling LIBOR based floating rate which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread. The Company's carrying amount and weighted average financing cost of these repurchase agreements was €75.9 million and 2.22 per cent., respectively, a 31 March 2004.

7. TRADE AND OTHER PAYABLES

	31 March 2004	31 December 2003
Interest payable	€243	€ —
Due to Manager	236	381
Accrued expenses	496	307
	€975	€688

8. DERIVATIVE FINANCIAL INSTRUMENTS

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the "Bank") whereby the Bank would purchase European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company has paid a deposit to the Bank. The fair value of the contract is calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 31 March 2004 and 31 December 2003 was €54.8 million and €57.6 million respectively.

The Company is exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

In connection with the Company's purchase of its available-for-sale securities, the Company has entered into forward foreign currency exchange contracts. IAS 39 requires the Company to record any unrealised gain or loss on these contracts in current earnings. At 31 March 2004, the aggregate notional amount and the net unrealised loss on these contracts was €6.6 million and less than €0.1 million, respectively. The fair value of these contracts, which has been recorded in derivative liabilities on the balance sheet, has been calculated based on information obtained from an independent market data source.

9. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of ordinary share equivalents during the period.

The Company's ordinary share equivalents outstanding during the period were the share options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the date of this report.

10. SHARE CAPITAL

In October 2003, through its initial offering, the Company received subscriptions for and issued 118,576,700 ordinary shares at a price of €1.00 each. As a result, the Company's total gross committed capital was approximately €118.6 million, of which 50 per cent. or €59.3 million had been called. Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

The following is a reconciliation of the weighted average number of shares of common stock outstanding on a diluted basis.

	Three Months Ended 31 March 2004	8 August 2003 (Date of Formation) Through 31 December 2003
Weighted average number of ordinary shares outstanding, basic	118,576,700	118,576,700
Dilutive effect of ordinary share options, based on the treasury stock method	104,796	—
Weighted average number of ordinary shares outstanding, diluted	118,681,496	118,576,700

11. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain rights to terminate early for cause. The Management Agreement may be terminated by the Company after the

expiry of the initial ten year term or each three year period thereafter by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, in certain circumstances upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee of 1.5 per cent. of the gross equity of the Company, as defined in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis.

To provide an incentive for the Manager to enhance the value of the Company's ordinary shares, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25 per cent. of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of 8 per cent. per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 March 2004 and 31 December 2003, management fees and expense reimbursements of €0.2 million and €0.4 million, respectively, were due to the Manager.

12. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the board of directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 11,857,670 ordinary shares at an exercise price of €1 per share, with such price (or numbers of shares) subject to adjustment as necessary to preserve the value of such options in connection with the occurrence of certain events. The Manager options represent an amount equal to 10 per cent. of the ordinary shares issued by the Company in its initial offering and were recorded as an increase in shareholders' equity with an offsetting reduction of capital proceeds received. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance. The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

13. SUBSEQUENT EVENTS

In April 2004, the Company called the remaining 50 per cent. of its committed capital for gross proceeds of €59.3 million. The Company intends to use these proceeds to purchase additional European commercial mortgage backed and other European asset backed securities.

Ernst & Young LLP

London

24 June 2004

PART X
UNAUDITED PRO FORMA FINANCIAL INFORMATION

The financial information in this Part X is pro forma information about the impact of the Eurocastle CDO I transaction and the drawdown of the final instalment of capital from existing Shareholders on the Company's Share capital on the financial information presented in Part IX of these Listing Particulars. The information contained in this Part X may not give a true picture of the Company's financial position or results. Prospective investors should read the whole of these Listing Particulars and should not rely solely on the summarised information in this statement.

Eurocastle Investment Limited and Subsidiaries

Pro forma Consolidated Balance Sheet as at 31 March 2004
(amounts in thousands)

The pro forma consolidated balance sheet set out below is based on a summary of the Company's consolidated balance sheet at 31 March 2004. It is prepared for illustrative purposes only and, because of its nature, may not give a true picture of the Company's financial position. The proforma adjustments illustrate the effect of the capital call on 23 April 2004 and the closing of the Company's first CDO transaction, Eurocastle CDO I ("CDO I") on 8 June 2004.

	31 March 2004[1] (in Euros)	Pro forma Adjustments: Capital Call (in Euros)	Pro forma Adjustments: CDO I (in Euros)	Adjusted 31 March 2004 (in Euros)
Assets				
Cash and cash equivalents	359	288[2]		647
Securities portfolio contract	54,751	59,000[2]	(54,175)[3]	59,576
Asset-backed securities, available for sale	—		400,763[4]	400,763
Other securities, available for sale	81,811			81,811
Other assets	934		1,041[5]	1,975
Total assets	137,855	59,288	347,629	544,772
Minority interests	2		—	2
Equity				
Issued capital	59,027	59,288[2]		118,315
Net unrealized loss on AFS	(254)			(254)
Accumulated profit	2,131			2,131
	60,904	59,288	—	120,192
Liabilities				
CDO bonds payable	—		347,629[6]	347,629
Repurchase agreements	75,934			75,934
Derivative liabilities	40			40
Trade and other payables	975			975
	76,949	—	347,629	424,578
	137,855	59,288	347,629	544,772

Notes:

(1) The consolidated balance sheet has been extracted from the Audited Financial Statements for the Period Ending 31 March 2004 in Part IX of these Listing Particulars.

(2) On 23 April 2004, the Company called the remaining 50% of its committed capital, the proceeds of which were primarily placed on deposit under the securities portfolio contract.

(3) This adjustment reflects the return of deposit used to fund the Company's retained equity interest in CDO I.

(4) This adjustment reflects the total collateral value of CDO I at 31 March 2004. The amount represents securities and uninvested cash that will be used to purchase additional securities during the CDO I ramp-up period.

A summary of the securities at 8 June 2004 is as follows:

Type	Current Face Amount	Carrying Amount	Weighted Average Rating	Weighted Average Discount Margin*	Weighted Average Maturity (in years)
CMBS	€150,548	€150,860	BBB–	194	4.06
RMBS	28,500	28,594	BBB	176	3.85
CLO	52,500	53,706	BBB+	196	4.92
NPL	36,000	34,546	BBB+	290	3.80
Other ABS	33,885	33,672	BBB+	140	4.96
	€301,433	€301,378	BBB–	198	4.30

* Expressed in basis points, the discount margin plus the index equals the security's yield on its carrying amount.

(5) Included in the assets purchased under the securities portfolio contract was accrued interest of €1,208 and €50 estimated expenses, less deferred CBO financing costs of €217.

(6) This adjustment reflects the issuance of the senior bonds, net of related issue costs. A summary of the issued senior bonds at issuance is as follows:

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Coupon	Weighted Average Maturity (in years)
Class A	AAA	€338,000	€334,754	3M Euribor + 45	6.87
Class B	AA	13,000	12,875	3M Euribor + 95	9.43
	AAA	€351,000	€347,629	3M Euribor + 47	6.96

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
Eurocastle Investment Limited
c/o Management International (Guernsey) Limited
Arnold House
St. Julian's Avenue,
St. Peter Port
Guernsey GY1 3NF

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

24 June 2004

Dear Sirs

Pro Forma Report

We report on the pro forma financial information set out in Part X of the Listing Particulars dated 24 June 2004, which has been prepared, for illustrative purposes only, to provide information about how the capital call and Eurocastle CDO I transaction might have affected the financial information presented.

Responsibility

It is the responsibility solely of the directors of Eurocastle Investment Limited ("the Company") to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"ABS"	Asset backed securities
"Administration Agreement"	The administration agreement between the Company and MIGL dated 13 August 2003
"Administrator"	MIGL
"Admission"	The date upon which the Shares are admitted to the Official List and are admitted to trading on the market for listed securities of the London Stock Exchange
"Articles" or "Articles of Association"	The articles of association of the Company in force from time to time
"Benefit Plan Investor"	(i) an employee benefit plan (as defined by Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA; (ii) a plan as described in Section 4975 of the Code, whether or not subject to Section 4975 of the Code; (iii) an entity whose underlying assets include the assets of any plan described in clause (i) or (ii) by reason of the plan's investment in such entity (including but not limited to an insurance company general account); or (iv) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Plan Asset Regulation
"Board of Directors" or "Directors" or "Board"	The board of directors of the Company
"Business Day"	A day (not being a Saturday, Sunday or public holiday) on which normal trading takes place on the London Stock Exchange
"CDO"	A collateralised debt obligation which is a debt obligation issued in multiple classes secured by an underlying portfolio of investments
"CMBS"	Commercial mortgage backed securities, being interests in or obligations secured by a commercial mortgage loan or a pool of commercial mortgage loans
"Code"	The US Internal Revenue Code of 1986, as amended
"Committee"	A committee comprising a majority of the independent directors of the Board of Directors
"Company"	Eurocastle Investment Limited
"Controlling Person"	Any person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person
"CREST UK"	The facilities and procedures for the time being of the relevant system of which CRESTCo has been approved as Operator pursuant to the Uncertificated Securities Regulations 2001
"CRESTCo"	CRESTCo Limited, the operator of the CREST UK system

"ERISA"	US Employee Retirement Income Security Act of 1974, as amended
"Euro" or "€"	The currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957) as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992)
"Eurocastle CDO I"	The issue of notes by E ocastle CDO I plc pursuant to a trust deed on 8 June 2004
"Eurocastle Funding"	Eurocastle Funding Limited
"Exchange Act"	US Securities Exchange Act of 1934, as amended
"FFO per Share"	FFO divided by the weighted average number of Shares in issue for the period in question
"Funding Management Agreement"	Management Agreement between the Company, the Manager and Eurocastle Funding dated 23 June 2004
"Funds from Operations" or "FFO"	Funds from operations which represent net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis)
"Global Coordinator"	Morgan Stanley Securities Limited
"Guernsey"	Island of Guernsey
"Internal Revenue Code"	US Internal Revenue Code of 1986, as amended
"Investment Company Act"	US Investment Company Act of 1940, as amended
"Listing Particulars"	This document dated 24 June 2004
"Listing Rules"	The listing rules made by the UK Listing Authority under section 74 of the Financial Services and Markets Act 2000
"London Stock Exchange", "LSE" or "Exchange"	London Stock Exchange plc
"Management Agreement"	The amended and restated management and advisory agreement dated 23 June 2004 between the Company and the Manager
"Manager" or "Fortress"	Fortress Investment Group LLC
"Memorandum"	The memorandum of association of the Company in force from time to time
"MIGL"	Management International (Guernsey) Limited
"Newcastle"	Newcastle Investment Corp.
"NPL"	Non-performing mortgage loan
"Offer"	The global offer of Shares on the terms, and subject to the conditions described in this document
"Offer Price"	€12.00 per Share
"Official List"	Official List of the UK Listing Authority
"Options"	Options granted over Shares of the Company

"Over-Allotment Option"	The over-allotment option set out in the Underwriting Agreement and described in Part VI
"Over-allotment Shares"	The Shares that are the subject of the Over-allotment Option
"PFIC"	Passive foreign investment company
"Plan"	Eurocastle Non-Qualified Share Option Plan
"Registrar Agreement"	Registrar Agreement between the Company and Anson Registrars Limited dated 24 June 2004
"RMBS"	Residential mortgage backed securities, being interests in or obligations secured by a pool of residential mortgage loans
"Securities Act"	US Securities Act of 1933, as amended
"Shareholders"	Holders of Shares
"Shares"	Shares of no par value in the capital of the Company
"SME"	Loans to small and medium sized companies
"Special Purpose Vehicles" or "SPVs"	Special purpose vehicles established by the Company to hold Investments and/or issue debt securities in the form of CDOs
"Sponsor"	Morgan Stanley & Co. International Limited
"25% Threshold"	Ownership by Benefit Plan Investors, in the aggregate, of 25 per cent. or more of the value of any class of capital or equity interest in the Company (calculated by excluding the value of any capital or other equity interest held by any Controlling Person)
"Target Investments"	Investments which meet the Investment Objectives and Policy set out in these Listing Particulars
"Trustee"	ABN AMRO Bank N.V. London Branch
"UK Listing Authority"	The Financial Services Authority acting in its capacity as the competent listing authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
"UK Transfer Agent Agreement"	UK Transfer Agent Agreement between the Company, Anson Registrars Limited and Capita IRG plc dated 24 June 2004
"Underwriting and Sponsor's Agreement"	The Underwriting and Sponsor's Agreement between the Company, the Sponsor, the Global Coordinator and the Underwriters dated 24 June 2004
"United States" or "US"	United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"US Person"	US Person within the meaning of Regulation S under the Securities Act
"VAT"	United Kingdom value added tax

DIRECTORS, MANAGER AND ADVISERS

Directors of the Company
Wesley R. Edens
Keith Dorrian
Paolo Giorgio Bassi
whose address is the registered office of the Company

Registered Office of the Company
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

Manager
Fortress Investment Group LLC
1251 Avenue of the Americas
16th Floor
New York, NY 10020

Administrator and Secretary of the Company
Management International (Guernsey) Limited
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

Registrar
Anson Registrars Limited
Anson House
Havilland Street
St Peter Port
Guernsey GY1 2QE

United Kingdom Transfer Agent
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

English Legal Advisers to Company
Linklaters
One Silk Street
London EC2Y 8HQ

US Legal Advisers to Company
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

Guernsey Legal Advisers to Company
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Principal Bankers
Bank of Bermuda
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

Sponsor
Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Global Coordinator and Bookrunner
Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Co-Lead Manager
Bear, Stearns International Limited
One Canada Square
London E14 5AD

English and US Legal Advisers to Sponsor and Global Coordinator
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Certificate of Registration

No. 41058

I Hereby Certify

that the Memorandum of Association and the Articles of Association of

EUROCASTLE INVESTMENT LIMITED

were registered on the Records of the Island of Guernsey on the 8th day of August, 2003, pursuant to an Act of the Royal Court of the said Island.

Greffe, Guernsey, this 8th day of August, 2003.

Her Majesty's Deputy Greffier.

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

EUROCASTLE INVESTMENT LIMITED

Registered this 8th day of August 2003
New Articles adopted by special resolution dated 20th October 2003
as amended by special resolution (by way of written resolution) dated 18th June 2004

CAREY OLSEN
7 New Street
St. Peter Port
Guernsey
GY1 4BZ
Tel: 01481 727272
Fax: 01481 711052

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

EUROCASTLE INVESTMENT LIMITED

1. The name of the Company is "EUROCASTLE INVESTMENT LIMITED".

2. The Registered Office of the Company will be situate in Guernsey.

3. The objects for which the Company is established are:

(1) To carry on business as an investment company and for that purpose to purchase or otherwise acquire any shares, stocks, certificates, bills, monetary instruments, units, participations, debenture stocks, bonds, obligations, policies of assurance, currencies, securities and other property or estates of any kind or nature whatsoever and to hold and from time to time to vary and dispose of any such investments and to acquire any such securities or investments as aforesaid in the name of the Company or its nominees by original subscription tender purchase exchange or otherwise and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof and powers or realising capital or earning income in respect thereof or incidental thereto.

(2) To borrow or raise money in any manner and to secure the repayment of any money borrowed raised or owing by assignment, charge, hypothecation, pledge or mortgage on all or any of the property or rights of the Company present future vested or contingent including uncalled capital.

(3) To invest the capital and other moneys of the Company in the purchase of land or any interest in land, buildings or hereditaments of any tenure and to develop and turn the same to account in any manner that may seem expedient.

(4) To lend money to any member of the Group whether on an interest free and subordinated basis or otherwise.

(5) To guarantee, assure or become liable for or to indemnify against any loss, damage or obligation of any person whether or not connected or associated in any manner with the Company (including without limitation any holding or subsidiary company of the Company and any subsidiary of any such holding company) and whether for direct or indirect consideration benefit or advantage and in connection with or support of such arrangements to assign charge hypothecate, mortgage or pledge all or any of the undertaking and property of the Company (including uncalled capital) and to enter into any contracts or other transactions in relation to any such arrangements.

(6) To accept payment for any property right or undertaking sold or disposed of or dealt with by the Company either in cash or in shares or other securities whether with or without deferred or preferred rights or in debentures securities or mortgages or in any other manner.

(7) To issue and deposit any shares or securities which the Company may issue by way of charge, hypothecation, pledge or mortgage to secure any sum less than the nominal amount of such shares or securities and also by way of security for the performance of any obligations or liabilities of the Company or of any person whether or not the Company has an interest in such person or his business.

(8) To accumulate capital for any of the purposes of the Company and to appropriate any property or rights for specific purposes conditionally or unconditionally and to allow any person having dealings with the Company to share in the Company's profits or any other advantages or benefits.

(9) To pay all or any expenses incurred in connection with formation and promotion of the Company or to contract with any other person to pay the same and to pay commissions to brokers and others for underwriting placing selling or guaranteeing the subscription of any shares or securities of the Company or of any other entity promoted by the Company.

(10) To enter into arrangements with any state, government or authority national local or otherwise and to obtain therefrom all rights concessions or privileges conducive to the Company's objects and to oppose the grant to any other person of similar rights concessions and privileges.

(11) To make gifts to any persons in such circumstances and whether of cash or other property or rights as may be considered directly or indirectly conducive to any of the Company's objects or otherwise expedient and in particular to remunerate any person introducing or doing business to or with the Company.

(12) To subscribe or guarantee money for charitable or benevolent objects and to aid in the establishment and support of associations for the benefit of persons at any time employed by or having dealings with the Company or the dependants or families of such persons and to establish and support associations institutions funds and trusts to benefit employees (including Directors) and their respective dependants and families at any time and to grant pensions and allowances and to make payments towards insurances for the purpose of indemnifying the Company in respect of claims for any risks or accidents to any officers or employees of the Company whether in the course of their employment or not and to pay premiums on any such insurances including insurance against illness accident or death or for any other purpose.

(13) To draw, make, accept, endorse, issue, discount and execute deeds, agreements, arrangements, cheques, promissory notes, bills of exchange and lading warrants, securities, debentures and all other negotiable and transferable instruments or transactions whatsoever.

(14) To enter into any joint ventures or arrangements or agreements for sharing profits with any persons.

(15) To distribute *in specie* among the Members by way of dividend or bonus or on a return of capital any property or rights of the Company or any proceeds of sale.

(16) To effect insurances and reinsurances against risks of every description whether of the Company or any other person.

(17) To amalgamate with any other company whose objects are or include objects similar to those of the Company whether by sale or purchase (for full or partly paid shares or otherwise) of the undertaking or by sale or purchase (for full or partly paid shares or otherwise) of all or a controlling interest in the shares of the Company or any such other company or partnership or any arrangement in the nature of partnership or in any other manner.

(18) The Company may give financial assistance, as defined by section 2 of The Companies (Financial Assistance for Acquisition of Own Shares) Ordinance, 1998 (the "Ordinance"), directly or indirectly for the purpose of or in connection with the acquisition of its shares or the shares of any company of which the Company is a subsidiary, as defined in Section 8 of the Ordinance.

(19) To procure the Company to be recognised or registered anywhere and to carry on all or any part of the Company's business anywhere whether or not the Company has established an office or is so recognised or registered and as principals agents contractors trustees nominees or otherwise and by or through such persons and either alone or in conjunction with others.

(20) To do all such other things as the Company may think incidental to or connected with any of the above objects or conducive to their attainment or otherwise likely in any respect to be advantageous to the Company.

And it is declared that the word "person" in this Memorandum (except in reference to the Company) shall include any individual partnership or other body of persons whether incorporated or not and any government state or authority and further that the objects specified in each paragraph shall be treated as independent and accordingly in no way limited or restricted by reference to or inference from any other paragraph or from the name of the Company and may be carried out as fully and construed as widely as if each paragraph defined the objects of a separate and independent company.

4. The liability of the Members is limited to the amount (if any) for the time being unpaid on the shares held by each of them respectively.

5. The Share Capital of the Company consists of an unlimited number ordinary shares of no par value each.

6. The Company has power to increase or reduce its share capital and to attach to any shares in the initial or increased or reduced capital any preferred deferred qualified or special rights privileges and conditions or to subject the same to any restrictions or limitations and to consolidate or sub-divide all or any of its shares into shares of a larger or smaller denomination.

7. The rights for the time being attached to any shares in the initial capital and to any shares having preferred deferred qualified or special rights privileges and conditions may be altered or dealt with in accordance with the Articles of Association.

8. The shares shall be paid for according to the terms of allotment or otherwise by calls as the Board shall think fit.

9. Shares in the capital of the Company may be issued in payment or part payment of the purchase consideration for any property purchased by the Company or in consideration of any services rendered to the Company by any person in assisting the Company to carry out any of its objects and for shares so issued no money payment shall be made or required save in so far as by the terms under which any of such shares may be issued a cash payment may be required.

10. The common signature of the Company may be either:-

(1) **"EUROCASTLE INVESTMENT LIMITED"**

with the addition of the signature(s) of one or more officer(s) of the Company authorised generally or specifically by the Directors for such purpose, or such other person or persons as the Directors may from time to time appoint; or

(2) if the Directors resolve that the Company shall have a common seal, the common seal of the Company affixed in such manner as the Articles of Association of the Company may from time to time provide;

as the Directors may from time to time determine either generally or in any particular case.

We, the several persons whose names and addresses and descriptions are subscribed, are desirous of being formed into a company in pursuance of the Memorandum of Association and we agree to take the number of shares in the capital thereof set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Ordinary Shares of no par value
C.L. NOMINEES LIMITED 7 New Street St Peter Port Guernsey Authorised Signatory	1 Share
SCHOLER NOMINEES LIMITED 7 New Street St Peter Port Guernsey Authorised Signatory	1 Share

Dated this 8th day of August, 2003

WITNESS to the above signatures

STEVEN MCCRACKEN
7 New Street
St Peter Port
Guernsey

Law Clerk

RECEIVED
2005 OCT 31 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996

CERTIFIED TO BE A TRUE COPY OF THE ORIGINAL
LINKLATERS
DATE 23 June 2004

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

EUROCASTLE INVESTMENT LIMITED

Registered this 8th day of August 2003
New Articles adopted by special resolution dated 21st October 2003
as amended by special resolution (by way of written resolution) dated 18th June 2004

CAREY OLSEN
7 New Street
St. Peter Port
Guernsey
GY1 4BZ
Tel: 01481 727272
Fax: 01481 711052

Document Number: 4064832

TABLE OF CONTENTS

1. DEFINITIONS 1
2. INTERPRETATION 5
3. BUSINESS 6
4. SHARES 6
5. COMPANY NOT OBLIGED TO RECOGNISE ANY TRUST 8
6. POWER TO REQUIRE DISCLOSURE OF BENEFICIAL INTEREST 8
7. CERTIFICATES AND REGISTER OF MEMBERS 11
8. LIEN 14
9. CALLS ON SHARES 15
10. FORFEITURE AND SURRENDER OF SHARES 15
11. TRANSFER AND TRANSMISSION OF SHARES 16
12. SUSPENSION OF CALCULATION OF NET ASSET VALUE 22
13. ALTERATION OF CAPITAL 23
14. GENERAL MEETINGS 24
15. NOTICE OF GENERAL MEETINGS 25
16. PROCEEDINGS AT GENERAL MEETINGS 25
17. VOTES OF MEMBERS 27
18. NUMBER AND APPOINTMENT OF DIRECTORS 28
19. QUALIFICATION AND REMUNERATION OF DIRECTORS 29
20. ALTERNATE DIRECTORS 30
21. BORROWING POWERS OF THE BOARD 31
22. OTHER POWERS AND DUTIES OF THE BOARD 31
23. DISQUALIFICATION AND REMOVAL OF DIRECTORS 35
24. PROCEEDINGS OF DIRECTORS 36
25. EXECUTIVE DIRECTOR 37
26. SECRETARY 37
27. THE SEAL 37
28. AUTHENTICATION OF DOCUMENTS 38
29. DIVIDENDS 38
30. RESERVES 40
31. ACCOUNTS 40
32. AUDITORS 41
33. UNTRACEABLE MEMBERS 42
34. NOTICES 42
35. WINDING UP 44
36. INDEMNITY 45
37. INSURANCE 45
38. INSPECTION OF DOCUMENTS 45

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

EUROCASTLE INVESTMENT LIMITED

1. DEFINITIONS

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	Meanings
Admission	Admission of the ordinary shares to listing on the Official List and to trading on the London Stock Exchange's Market for listed securities.
Articles	These Articles of Association as now framed and at any time altered.
at any time	At any time or times and includes for the time being and from time to time.
Auditor	The auditor for the time being of the Company.
Benefit Plan Investor	The term "Benefit Plan Investor" shall mean (i) an employee benefit plan (as defined by Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA; (ii) a plan as described in Section 4975 of the Code, whether or not it is subject to Section 4975 of the Code; (iii) an entity whose underlying assets include the assets of any plan described in clause (i) or (ii) by reason of the plan's investment in such entity (including but not limited to an insurance company general account); or (iv) an entity that otherwise constitutes a "benefit plan investor" within the meaning of the Plan Asset Regulation.
Board	The Directors at any time or the Directors present at a duly convened meeting at which a quorum is present or, as the case may be, the Directors assembled as a committee of such Board.

Business Day	A weekday (other than a Saturday or Sunday) on which the majority of banks in New York and Guernsey are open for normal banking business.
Charitable Beneficiary	The term "Charitable Beneficiary" shall mean one or more beneficiaries of a Trust as determined pursuant to Section 7.12(f), provided that each such organization must be described in Section 501(c)(3) of the U.S. Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the U.S. Code.
Code	The US Internal Revenue Code of 1986, as amended.
Constructive Ownership	The term "Constructive Ownership" shall mean ownership of the Share Capital by a Person, whether the interest in the Share Capital is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the U.S. Code, as modified by Section 856(d)(5) of the U.S. Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.
Controlling Person	Any person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person.
CRESTCo	CRESTCo Limited, the operator of the CREST UK system or such other person as may for the time being be approved by H.M. Treasury as operator under the CREST Regulations.
CREST Guernsey Requirements	CREST Rule 8 and such other of the rules and requirements of CRESTCo as may be applicable to issuers as from time to time specified in the CREST Manual.
CREST Manual	The document entitled "CREST Reference Manual" issued by CRESTCo.
CREST Regulations	The Uncertificated Securities Regulations 2001 (as amended from time to time) and such other regulations as are applicable to CRESTCo and/or the CREST UK system from time to time.

CREST Rules	The Rules from time to time issued by CRESTCo governing the admission of securities to and the operation of the CREST UK system.
CREST UK system	The facilities and procedures for the time being of the relevant system of which CRESTCo has been approved as Operator pursuant to the CREST Regulations.
Dematerialised Instruction	An instruction sent or received by means of the CREST UK system.
Director	A Director of the Company for the time being.
dividend	Includes bonus.
ERISA	The United States of America Employee Retirement Income Security Act of 1974, as amended.
ERISA Plan Investor	The term "ERISA Plan Investor" shall mean a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code.
Executor	Includes administrator.
Extraordinary Resolution	A resolution of the Members in general meeting passed by a majority of not less than three quarters of the votes recorded, including, where there is a poll, any votes cast by proxy;
Fair Market Value	The term "Fair Market Value" shall mean the fair market value as determined in good faith at the sole discretion of the Chief Executive Officer or the Board of Directors of the Company.
Gross Assets	The aggregate value of the net assets of the Company calculated in accordance with these Articles (including net distributable but undistributed income).
Group	Any holding company of the Company and any subsidiary of such holding company and any subsidiary of the Company.

Laws	Every Order in Council, Act or Ordinance for the time being in force concerning companies registered in Guernsey and affecting the Company.
Liquidator	Any liquidator of the Company appointed at any time under the Laws.
London Stock Exchange	London Stock Exchange plc.
Member	In relation to shares means the person whose name is entered in the Register as the holder of the shares and includes any person entitled on the death, disability or insolvency of a Member.
Memorandum	The Memorandum of Association of the Company.
month	Calendar month.
Non-Qualified Holder	Any person, as determined by the Directors, to whom a sale or transfer of shares, or in relation to whom the holding of shares: (a) would or could be in breach of the laws or requirements of any jurisdiction or governmental authority or in circumstances (whether directly or indirectly affecting such person, and whether taken alone or in conjunction with other persons, connected or not, or any other circumstances appearing to the Directors to be relevant); (b) might result in the Company incurring a liability to taxation or suffering a pecuniary, fiscal, administrative or regulatory disadvantage, including, but not limited to, the Company being required to register as an "investment company" under the U.S. Investment Company Act, the assets of the Company being deemed to be assets of an "employee benefits plan" within the meaning of Section 3(3) of ERISA or of a "plan" within the meaning of Section 4975 of the U.S. Code pursuant to the Plan Assets Regulation or otherwise not being in compliance with the U.S. Investment Company Act, ERISA, the U.S. Code or any other provision of U.S. federal or state law.
Office	The registered office at any time of the Company.
Plan Asset Regulation	The plan asset regulation promulgated by the United States Department of Labor under ERISA at 29 C.F.R. 2510.3-101.
proxy	Includes attorney.
Register	The register of Members kept pursuant to the Laws.

Secretary	Includes a temporary or assistant secretary and any person appointed by the Board to perform any of the duties of secretary of the Company.
Sponsor	A company, person or firm admitted by CRESTCo to act as sponsor under the CREST Rules.
Shares-in-Trust	The term "Shares-in-Trust" shall mean the shares that are automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries as set forth in Section 11.
Trust	The term "Trust" shall mean any trust provided for in Section 11.
Trustee	The term "Trustee" shall mean the Person unaffiliated with the Company that is appointed by the Company to serve as trustee of a Trust.
25% Threshold	The term "25% Threshold" shall mean ownership by Benefit Plan Investors, in the aggregate, of 25 percent or more of the value of any class of capital or equity interest in the Company (calculated by excluding the value of any capital or other equity interest held by any Controlling Person).
UK Listing Authority	The Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.
Uncertificated	A unit of a Guernsey security, title to which is recorded on the relevant register of securities as being held in uncertificated form, and title to which may be transferred by means of the CREST UK system; and "Certificated" means a unit of a Guernsey security which is not an Uncertificated unit.
United Kingdom	The United Kingdom of Great Britain and Northern Ireland.
U.S. Code	The United States Internal Revenue Code of 1986, as amended.
U.S. Investment Company Act	The United States Investment Company Act of 1940, as amended.

2. INTERPRETATION

(1) The singular includes the plural and *vice versa*.

(2) The masculine includes the feminine.

(3) Words importing persons include corporations.

(4) Expressions referring to writing include any mode of representing or reproducing words (but only to the extent that (a) the Directors so resolve, either generally or in relation to particular categories of document, and (b) (the recipient (if not the Company) has requested or agreed) including electronic communication.

(5) References to enactments shall include references to any modifications or re-enactments thereof for the time being in force.

(6) The word "**may**" shall be construed as permissive and the word "**shall**" shall be construed as imperative.

(7) Subject to the above, any words defined in the Laws shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(8) The headings are inserted for convenience only and shall not affect the interpretation of these Articles.

(9) The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor.

(10) Any words or expressions defined in the CREST Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

(11) The expressions "**communication**" and "**electronic communication**" shall have the same respective meanings as in the Electronic Communications Act 2000, the latter including, without limitation, e-mail, facsimile, CD-Rom, audio tape and telephone transmission and (in the case of electronic communication by the Company in accordance with Article 34(6)) publication on a web site.

(12) The expression "**address**" shall include, in relation to electronic communication, any number or address used for the purposes of such communication.

3. **BUSINESS**

Any branch or kind of business which by the Memorandum or by these Articles is either expressly or impliedly authorised to be undertaken may be undertaken or suspended at any time by the Board whether commenced or not.

4. **SHARES**

(1) The Company shall have power to issue an unlimited number of ordinary shares of no par value each.

(2) Where subscription monies are not an exact multiple of the Subscription Price a fraction of a share shall be allotted to the subscriber who shall be registered as the holder of such fraction **PROVIDED THAT** any holding of shares is a multiple of 1/1,000 part of a share.

(3) Any preference shares may, with the sanction either of the Board or an ordinary resolution. be issued on terms that they are or at the option of the Company or the holder are liable to be redeemed on such terms and in such manner as the Company before the issue may by ordinary resolution determine and subject to and in default of such determination as the Board may determine.

(4) The Company may from time to time, subject to the provisions of the Laws, purchase its own shares (including any redeemable shares) in any manner authorised by the Laws.

(5) If at any time the share capital of the Company is divided into shares of different classes, all or any of the rights for the time being attached to any share or class of shares (and notwithstanding that the Company may or may be about to be in liquidation) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

(6) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto or (b) the purchase or redemption by the Company of any of its own shares.

(7) The special rights conferred upon the holders of any shares or class of shares issued with preferred, deferred or other special rights shall not be deemed to be varied by the exercise of any powers under Article 6.

(8) For the avoidance of doubt, it is hereby declared that a resolution to increase the authorised share capital of the Company shall not be regarded or deemed as varying, modifying or abrogating the special rights conferred upon the holders of any shares issued with preferred, deferred or other special rights.

(9) Subject to the provisions of these Articles the unissued shares shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that the amount payable on application on each share shall be fixed by the Board.

(10) The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares in the Company or procuring or agreeing to procure subscriptions whether absolute or conditional for any shares in the Company provided that the rate or amount

of commission shall be fixed by the Board and disclosed in accordance with the Laws. The Company may also pay brokerages.

(11) The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities,

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

5. COMPANY NOT OBLIGED TO RECOGNISE ANY TRUST

Except as ordered by a court of competent jurisdiction or as required by law the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable contingent future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety in the registered holder and whether or not such share shall be entered in the Register as held in trust nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

6. POWER TO REQUIRE DISCLOSURE OF BENEFICIAL INTEREST

(1) The Directors shall have power by notice in writing to require any Member to disclose to the Company the identity of any person other than the Member (an "**interested party**") who has any interest in the shares held by the Member and the nature of such interest.

(2) Any such notice shall require any information in response to such notice to be given in writing within such reasonable time as the Directors shall determine.

(3) The Company shall maintain a register of interested parties to which the provisions of Sections 55 and 58 of the Laws shall apply *mutatis mutandis* as if the register of interested parties was the Register of Members and whenever in pursuance of a requirement imposed on a Member as aforesaid, the Company is informed of an interested party, the identity of the interested party and the nature of the interest shall be promptly inscribed therein together with the date of the request.

(4) The Directors shall exercise their powers under paragraph (1) above on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company.

(5) A requisition under paragraph (4) must:-

(a) state that the requisitionists are requiring the Company to exercise its powers under this Article;

(b) specify the manner in which they require those powers to be exercised; and

(c) give reasonable grounds for requiring the Company to exercise those powers in the manner specified,

(d) be signed by the requisitionists and deposited at the Office.

(6) A requisition may consist of several documents in like form each signed by one or more requisitionists.

(7) On the deposit of a requisition complying with paragraph (5), it is the Directors' duty to exercise their powers under paragraph (1) in the manner specified in the requisition.

(8) If any Member has been duly served with a notice given by the Directors in accordance with paragraph (1) and is in default for more than 14 days in supplying to the Company the information thereby required, then the Directors may in their absolute discretion at any time thereafter serve a notice (a "**direction notice**") upon such Member.

(9) A direction notice may direct that, in respect of:-

(a) any shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**"): and

(b) any other shares held by the Member;

the Member shall not be entitled to vote at a general meeting or meeting of the holders of any class of shares of the Company either personally or by proxy to exercise any other right conferred by membership in relation to meetings of the Company or of the holders of any class of shares of the Company.

(10) Where the default shares represent at least 0.25% of the class of shares concerned, the direction notice may additionally direct that in respect of the default shares:-

(a) any dividend or part thereof which would otherwise be payable on such shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the Member;

(b) no transfer other than an approved transfer (as set out in paragraph (13)(c)) of the default shares held by such Member shall be registered unless:-

(i) the Member is not himself in default as regards supplying the information requested; and

(ii) when presented for registration the transfer is accompanied by a certificate by the Member in a form satisfactory to the Directors to the effect that after due and careful enquiry the Member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but failure or omission by the Company to do so shall not invalidate such notice.

(11) If shares are issued to a Member as a result of that Member holding other shares in the Company and if the shares in respect of which the new shares are issued are default shares in respect of which the Member is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions whilst held by that Member as such default shares. For this purpose, shares which the Company procures to be offered to Members *pro rata* (or *pro rata* ignoring fractional entitlements and shares not offered to certain Members by reason of legal or practical problems associated with offering shares outside the United Kingdom or Guernsey) shall be treated as shares issued as a result of a Member holding other shares in the Company.

(12) Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continues but shall cease to have effect in relation to any shares which are transferred by such Member by means of an approved transfer as set out in paragraph (13)(c). As soon as practical after the direction notice has ceased to have effect (and in any event within 7 days thereafter) the Directors shall procure that the restrictions imposed by paragraphs (10) and (11) above shall be removed and that dividends withheld pursuant to paragraph (10)(a) above are paid to the relevant Member.

(13) For the purpose of this Article:-

(a) a person shall be treated as appearing to be interested in any shares if the Member holding such shares has given to the Company a notification which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period in respect of any particular Member is 28 days from the date of service of the said notice in accordance with paragraph (1) except where the default shares represent at least 0.25% of the class of shares concerned in which case such period shall be 14 days;

(c) a transfer of shares is an approved transfer if but only if:-

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a public offer made to acquire all the issued shares in the capital of the Company not already owned by the offeror or connected person of the offeror in respect of the Company; or

(ii) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the Member and with other persons appearing to be interested in such shares; or

(iii) the transfer results from a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any stock exchange outside the United Kingdom on which the Company's shares are listed or normally traded.

For the purposes of this sub paragraph any person referred to in Article 22(7) in relation to Directors shall, *mutatis mutandis*, be included amongst the persons who are connected with the Member or any person appearing to be interested in such shares.

(14) Any Member who has given notice of an interested party in accordance with paragraph (1) who subsequently ceases to have any party interested in his shares or has any other person interested in his shares shall notify the Company in writing of the cessation or change in such interest and the Directors shall promptly amend the register of interested parties accordingly.

7. **CERTIFICATES AND REGISTER OF MEMBERS**

(1) Subject to the Laws, the Board may issue shares as Certificated shares or as Uncertificated shares in its absolute discretion.

(2) Subject to paragraph (1), the Company shall issue:-

(a) without payment one certificate to each person for all his shares of each class and when part only of the shares comprised in a certificate is sold or transferred a balance certificate; or

(b) upon payment of such sum as the Board may determine several certificates each for one or more shares of any class.

(3) Any certificate issued shall specify the shares to which it relates and the amount paid up and the distinguishing numbers (if any).

(4) All forms of certificate for shares or debentures or representing any other form of security (other than letters of allotment scrip certificates and other like documents) may if determined by the Board be issued under the common signature of the Company and may be signed mechanically.

(5) If a share certificate is issued and is defaced lost or destroyed it may be replaced or renewed without charge (other than exceptional out of pocket expenses) on such terms (if any) as to evidence and indemnity as the Board thinks fit.

(6) Shares of any class may be traded through an electronic settlement system and held in Uncertificated form in accordance with such arrangements as may from time to time be permitted by any statute, regulation, order, instrument or rule in force affecting the Company. Amendments to these Articles which may be necessary or expedient for this purpose may be made by special resolution but will not be deemed to vary the rights of any class of shares.

(7) The Company shall keep the Register at the Office in accordance with the Laws. The Register may be closed during such periods as the Board think fit not exceeding in all 30 days in any year.

(8) The Company shall not be bound to register more than 4 persons as the joint holders of any share or shares. In the case of a share held jointly by several persons in Certificated form the Company shall not be bound to issue more than one certificate

therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

(9) ERISA Ownership Limitations. No ERISA Plan Investor may acquire shares without the Company's prior written consent (which consent may be withheld in the Company's sole and absolute discretion). Prior to the shares qualifying as a class of "publicly-offered securities" under the Plan Asset Regulation (or qualifying for another exception to the "look through" rule under the Plan Asset Regulation including the 25% Threshold), transfers of shares to ERISA Plan Investors will be void ab initio. In addition, in the event that ERISA Plan Investors acquire shares in violation of these limitations, (i) shares held by ERISA Plan Investors shall be deemed to be Shares-in-Trust to the extent necessary to prevent the assets of the Company from being treated as assets subject to ERISA or Section 4975 of the Code, (ii) such number of shares (rounded up, in the case of each holder, to the nearest whole share) shall be transferred automatically and by operation of law to a Trust (as described below); and (iii) the ERISA Plan Investors previously owning such Shares-in-Trust shall submit such number of shares for registration in the name of the Trust. Such transfer to a Trust and the designation of shares as Shares-in-Trust shall be effective as of the close of business on the business day prior to the date of the event that otherwise could have caused the assets of the Company to be treated as assets that are subject to ERISA or Section 4975 of the Code.

(10) Transfers to Non-ERISA Plan Investors. During the period prior to the discovery of the existence of the Trust, any transfer of shares by an ERISA Plan Investor to a non-ERISA Plan Investor shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such shares shall cease to be designated as Shares-in-Trust. After the discovery of the existence of the Trust, but prior to the redemption of all discovered Shares-in-Trust and/or the submission of all discovered Shares-in-Trust for registration in the name of the Trust, any transfer of shares by an ERISA Plan Investor to a non-ERISA Plan Investor shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such shares shall cease to be designated as Shares-in-Trust.

(11) Company's Right to Redeem Shares-in-Trust. In the event that any shares are deemed "Shares-in-Trust", the holder shall cease to own any right or interest with respect to such shares and the Company will have the right to repurchase such Shares-in-Trust for an amount equal to their Fair Market Value, which proceeds shall be payable to the purported owner.

(12) Transfer of Shares in Trust.

(a) Ownership in Trust. Upon any purported transfer or other event that would result in a transfer of shares to a Trust, such shares shall be deemed to have been transferred to a Trustee as trustee of such Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust. The Trustee shall be appointed by the Company and shall be a Person unaffiliated with the Company. Each Charitable Beneficiary shall be designated by the Company as provided below.

(b) Status of Shares Held by the Trustee. Shares held by the Trustee shall be issued and outstanding shares of the Company. The prohibited owner shall have no rights in the shares held by the Trustee. The prohibited owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

(c) Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that the shares have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The prohibited owner shall have no voting rights with respect to shares held in the Trust and, effective as of the date that the shares have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a prohibited owner prior to the discovery by the Company that the shares have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Company has already taken irreversible action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the foregoing, until the Company has received notification that shares have been transferred into a Trust, the Company shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

(d) Sale of Shares by Trustee. Within 20 days of receiving notice from the Company that shares have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth herein. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner and to the Charitable Beneficiary as provided herein. The prohibited owner shall receive the lesser of (1) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Company that shares have been transferred to the Trustee, such shares are sold by a prohibited owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the prohibited owner received an amount for such shares that exceeds the

amount that such prohibited owner was entitled to receive hereunder, such excess shall be paid to the Trustee upon demand.

(e) Purchase Right in Shares Transferred to the Trustee. Shares transferred to the Trustee shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares held in the Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited owner.

(f) Designation of Charitable Beneficiaries. By written notice to the Trustee, the Company shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that (i) the shares held in the Trust would not violate the restrictions set forth herein in the hands of such Charitable Beneficiary and (ii) each such organization must be described in Section 501(c)(3) of the U. S. Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the U. S. Code.

(13) Termination. The provision of paragraphs (9) – (12) shall cease to apply and all Shares-in-Trust shall cease to be designated as Shares-in-Trust and shall be returned, automatically and by operation of law, to their purported owners, all of which shall occur at such time as shares qualify as a class of "publicly-offered securities" or if another exception to the "look-through" rule under the Plan Asset Regulation applies.

8. LIEN

(1) The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys whether presently payable or not called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member or not).

(2) For the purpose of enforcing such lien, the Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, shall have been served on the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer to the purchaser thereof the shares so sold.

(3) The net proceeds of such sale, after payment of the costs of such sale, shall be applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien

exists, so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in relation to the sale.

9. CALLS ON SHARES

(1) The Board may at any time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

(2) Joint holders shall be jointly and severally liable to pay calls.

(3) If a sum called in respect of a share is not paid before or on the day appointed the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Board may determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

(4) Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in the case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

(5) Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money uncalled and unpaid upon the shares held by him beyond the sums actually called up thereon as payment in advance of calls, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is advanced, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which it has been received, the Company may (until the same would, but for such advance, become presently payable) pay interest at such rate as the Member paying such sum and the Directors agree upon **PROVIDED THAT** any amount paid up in advance of calls shall not entitle the holder of the shares upon which such amount is paid to participate in respect thereof in any dividend until the same would but for such advance become presently payable.

(6) The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

10. FORFEITURE AND SURRENDER OF SHARES

(1) If a Member fails to pay any call or instalment on the day appointed, the Board may at any time during such period as any part remains unpaid serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may

have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

(2) The notice shall state a further day on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with any share in respect of which the notice has been given may at any time before payment has been made be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

(3) Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

(4) A forfeited share shall be deemed to be the property of the Company and may be sold re-allotted or otherwise disposed of on such terms as the Board shall think fit with or without all or any part of the amount previously paid on the share being credited as paid and at any time before a sale or disposition the forfeiture may be cancelled.

(5) A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall notwithstanding the forfeiture remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon from the date of forfeiture until payment at such rate (not exceeding 15 per cent per annum) as the Directors may determine and the Directors may enforce payment without any allowance for the value of the shares at the time of forfeiture.

(6) The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

(7) A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

(8) The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

11. TRANSFER AND TRANSMISSION OF SHARES

(1) The Directors shall have power to implement such arrangements as they may, in their absolute discretion, think fit in order for any class of shares to be admitted to settlement by means of the CREST UK system. Where they do so, paragraphs (2) and (3) shall commence to have effect immediately prior to the time at which CRESTCo admits the class to settlement by means of the CREST UK system.

(2) In relation to any class of shares which, for the time being, CRESTCo has admitted to settlement by means of the CREST UK system, and for so long as such class remains so admitted, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:-

(a) the holding of shares of that class in Uncertificated form;

(b) the transfer of title to shares of that class by means of the CREST UK system; or

(c) the CREST Regulations or the CREST Guernsey Requirements.

(3) Without prejudice to the generality of paragraph (2) and notwithstanding anything contained in these Articles where any class of shares is, for the time being, admitted to settlement by means of the CREST UK system:-

(a) such securities may be issued in Uncertificated form in accordance with and subject as provided in the CREST Guernsey Requirements;

(b) unless the Directors otherwise determine, such securities held by the same holder or joint holder in Certificated form and Uncertificated form shall be treated as separate holdings;

(c) such securities may be changed from Uncertificated to Certificated form, and from Certificated to Uncertificated form, in accordance with and subject as provided in the CREST Guernsey Requirements;

(d) title to such of the shares as are recorded on the register as being held in Uncertificated form may be transferred only by means of the CREST UK system and as provided in the CREST Guernsey Requirements and accordingly (and in particular) no provision of these Articles shall apply in respect of such shares to the extent that those Articles require or contemplate the effecting of a transfer by an instrument in writing and the production of a certificate for the security to be transferred;

(e) the Company shall comply in all respects with the CREST Guernsey Requirements including, without limitation, CREST Rules 7 and 8;

(f) no provision of these Articles shall apply so as to require the Company to issue a certificate to any person holding such shares in Uncertificated form;

(g) the permitted number of joint holders of a share shall be four;

(h) every transfer of shares from a CREST account of a CREST member to a CREST account of another CREST member shall vest in the transferee a beneficial interest in the shares transferred, notwithstanding any agreements or arrangements to the contrary however and whenever arising and however expressed. Accordingly, each CREST member who is for the time being registered as the holder of any shares in the capital of the Company shall hold such shares upon trust for himself and for those persons (if any) whose CREST accounts are duly credited with any such shares or in favour of whom

shares are to be withdrawn from CRESTCo pursuant to a settled stock withdrawal instruction: and the Member and all such persons, to the extent respectively of the shares duly credited to their respective CREST accounts or the subject of a settled stock withdrawal instruction, shall accordingly have beneficial interests therein;

(i) Where a Dematerialised Instruction is expressed to have been sent on behalf of a person by a Sponsor or by CRESTCo:-

(i) the person on whose behalf the instruction is expressed to have been sent shall not be able to deny to the addressee (1) that the instruction was sent with his authority or (2) that the information contained in it is correct; and

(ii) the Sponsor or CRESTCo, as the case may be, shall not be able to deny to the addressee (1) that he had authority to send the Dematerialised Instruction or (2) that he had sent the Dematerialised Instruction.

(j) Where a Dematerialised Instruction is expressed to have been sent by a person, and it is not expressed to have been sent on behalf of another person, the first person shall not be allowed to deny to the addressee:-

(i) that the information contained in the instruction is correct; or

(ii) that he has sent it.

(k) An addressee who receives a Dematerialised Instruction (whether directly, or by means of the facilities of a Sponsor acting on his behalf) may (subject to paragraphs (3)(l) and (3)(m) accept that at the time when it was sent:-

(i) the information contained in the instruction was correct;

(ii) the user or authorised operator identified in the instruction as having sent the instruction did send it; and

(iii) if the instruction was expressed to have been sent on behalf of a person, it was sent with the authority of that person.

(l) Subject to paragraph (3)(n), an addressee shall not be allowed to accept any of the matters specified in paragraph (3)(k) where, at the time when he received the Dematerialised Instruction, he was a person who was not either the Company or a Sponsor receiving (in either case) Dematerialised Instructions on behalf of the Company, and he had actual notice:-

(i) that any information contained in it was incorrect;

(ii) that the user or CRESTCo expressed to have sent the instruction did not send it; or

(iii) if the instruction was expressed to have been sent on behalf of a person, that the person had not given to CRESTCo or the Sponsor

identified in the instruction as having sent it his authority to send the instruction on his behalf.

(m) Subject to paragraph (3)(n), an addressee shall not be allowed to accept any of the matters specified in paragraph (3)(k) where, at the time when he received the Dematerialised Instruction, he was either the Company or a Sponsor receiving Dematerialised Instructions on behalf of the Company, and:-

(i) he had actual notice from CRESTCo of any of the matters specified in paragraph (3)(l); and

(ii) the instruction was an instruction from CRESTCo requiring the registration of title in the circumstances specified in any of sub-paragraphs 8.1.1, 8.1.2, 8.1.3 and 8.1.4 of the CREST Guernsey Requirements.

(n) However, where an addressee has received actual notice of a kind to which this Article refers in respect of a properly authenticated Dematerialised Instruction, he may accept the matters specified in paragraph (3)(k) if at the time when he received the actual notice it was not practicable for him to halt his processing of the instruction.

(o) A person who is permitted by paragraph (3)(k) or (3)(n) to accept any matter shall not be liable in damages or otherwise to any person by reason of his having relied on the matter that he was permitted to accept.

(p) Except as provided in paragraph (3)(o), this Article does not affect any liability of a person for causing or permitting a Dematerialised Instruction:-

(i) to be sent without authority;

(ii) to contain information that is incorrect; or

(iii) to be expressed to have been sent by a person who did not send it.

(4) Paragraphs (3)(n) to (3)(p) are to be construed in accordance with the CREST Manual.

(5) Words and expressions not specifically defined in paragraphs (1), (2), (3), and (4) shall bear the same meaning as those words and expressions defined in the CREST Manual.

(6) Subject to such of the restrictions of these Articles as may be applicable:

(a) any Member may transfer all or any of his Uncertificated shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the Laws or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of these Articles shall apply in respect of an Uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred;

(b) any Member may transfer all or any of his Certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve; and

(c) an instrument of transfer of a Certificated share shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer of a Certificated share need not be under seal.

(7) Every instrument of transfer of a Certificated share shall be left at the Office or such other place as the Board may prescribe with the certificate of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and certificate (if any) shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A new certificate shall be delivered free of charge to the transferee after the transfer is completed and registered on his application and when necessary a balance certificate shall be delivered if required by him in writing.

(8) The Board may, in its absolute discretion and without giving a reason, refuse to register a transfer of any share in Certificated form or Uncertificated form (subject to paragraph (9) below) which is not fully paid or on which the Company has a lien provided, in the case of a listed share that this would not prevent dealings in the share from taking place on an open and proper basis on the London Stock Exchange. In addition, subject to paragraph (9) below, the Directors may refuse to register a transfer of shares which is prohibited by Article 6 and may also refuse to register a transfer of shares unless:-

(a) it is in respect of only one class of shares;

(b) it is in favour of a single transferee or not more than 4 joint transferees;

(c) it is delivered for registration to the Office or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so; and

(d) the transfer is not in favour of any Non-Qualified Holder.

(9) The Board may only decline to register a transfer of an Uncertificated share in the circumstances set out in regulations issued for this purpose under the Laws or such as may otherwise from time to time be adopted by the Board on behalf of the Company and of the listing rules made by the UK Listing Authority and the CREST Rules, and where, in the case of a transfer to joint holders, the number of joint holders to whom the Uncertificated share is to be transferred exceeds 4.

(10) If the Board refuses to register the transfer of a share it shall, within 2 months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee.

(11) The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any one year) as the Board may decide and either generally or in respect of a particular class of share except that, in respect of any shares which are participating securities, the Register shall not be closed without the consent of CRESTCo.

(12) No fee shall be payable to the Company in respect of the registration of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, instruction or other document relating to or affecting the title to any shares.

(13) On the death of a Member, the survivors where the deceased was a joint holder and the executor or administrator of the deceased where he was a sole holder shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

(14) A person so becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Member or otherwise by operation of law (subject as hereinafter provided), upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the share, but he shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Member unless and until he shall be registered as a Member in respect of the share PROVIDED ALWAYS that the Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within 90 days the Board may thereafter withhold all dividends or other monies payable or other advantages due in respect of the share until the requirements of the notice have been complied with.

(15) If it shall come to the notice of the Directors that any ordinary shares are owned directly or beneficially by any person in breach of any law or requirement of any country or governmental or regulatory authority or by virtue of which such person is not qualified to hold such ordinary shares or by any person or persons in circumstances (whether directly or indirectly affecting such person or persons and whether taken alone or in conjunction with any other person or persons, connected or not, or any other circumstances appearing to the Directors to be relevant) which will or may result in the Company incurring any liability to taxation or suffering any pecuniary or other administrative disadvantage which the Company might not otherwise have incurred or suffered or if more than 25 per cent of any class of the capital of the Company were owned by "Benefit Plans Investors" or in some other way the Company may be deemed to be in jeopardy of having "Plan Asset" status or which may cause the Company to be classified as an "investment company" under the United States Investment Company Act of 1940, the Directors may give notice to such person requiring him (i) to provide the Directors within thirty days with sufficient satisfactory documentary evidence to satisfy the Directors that such person shall not cause the Company to be classified as an investment company under the United States Investment Company Act of 1940 (ii) to sell or transfer his ordinary shares to a person qualified to own the same within

thirty days and within such thirty days to provide the Directors with satisfactory evidence of such sale or transfer. If any person upon whom such a notice is served pursuant to this sub-paragraph does not within thirty days after such notice transfer his ordinary shares to a person qualified to own the same or establish to the satisfaction of the Directors (whose judgment shall be final and binding) that he is qualified and entitled to own the ordinary shares he shall be deemed upon the expiration of such thirty days to have forfeited his ordinary shares and the Directors shall be empowered at their discretion to follow the procedure pursuant to Article 10.

12. SUSPENSION OF CALCULATION OF NET ASSET VALUE

(1) The Directors may at any time temporarily suspend the calculation of the Company's net asset value during:

(a) any period when, as a result of political, economic, military or monetary events or any circumstances outside the control, responsibility and power of the Directors, disposal or valuation of a substantial part of the investments of the Company is not reasonably practicable without this being seriously detrimental to the interests of the shareholders in the Company or if in the opinion of the Directors of the Company the net asset value of the Company cannot be fairly calculated;

(b) any breakdown in the means of communication normally employed in determining the value of the investments of the Company or when for any reason the current prices of the investments of the Company cannot be promptly and accurately ascertained;

(c) any period in which the Directors determine that doing so is necessary or advisable for the protection of the Company.

(2) Any such suspension shall be publicised by the Directors in such manner as they may deem appropriate to the persons likely to be affected thereby and to any stock exchange on which the shares are listed if required by the rules of that exchange and shall take effect at such time as the Directors shall declare but not later than the close of business on the Business Day next following the declaration and thereafter there shall be no determination of the net asset value until the Directors shall declare the suspension at an end except that the suspension shall terminate in any event on the first Business Day on which:-

(a) the condition giving rise to the suspension shall have ceased to exist;

(b) no other condition under which suspension is authorised under paragraph (1) shall exist;

(c) each declaration by the Directors pursuant to paragraph (1) shall be consistent with such official rules and regulations (if any) relating to the subject matter thereof as shall have been promulgated by any authority having jurisdiction over the Company as shall be in effect at the time; and

(3) to the extent not inconsistent with such official rules and regulations as mentioned in sub-paragraph (2)(c) the determination of the Directors shall be conclusive.

13. ALTERATION OF CAPITAL

(1) The Company at any time may by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe.

(2) Subject to the terms and rights attaching to the ordinary shares and these Articles, any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class whether then issued or not or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

(3) Subject to the terms and rights attaching to the ordinary shares and these Articles, the Company before the issue of any new shares may by ordinary resolution resolve that all or some of them shall be offered to the Members in proportion to their existing shares at such price as the Company or the Board may fix and such offer shall be made by notice specifying the number of shares to which the Member is entitled and limiting a time within which the offer if not accepted will be deemed to be declined; and after the expiration of such period or on the receipt of an intimation from the Member that he declines, the Board may offer the same on similar terms to such of the other Members as they may select including the Directors or dispose of them in such manner as they think fit. For the purpose of giving effect to this Article, the Board shall be entitled to disregard fractions. In the absence of any determination to the contrary, new shares may be dealt with as if they formed part of the original capital and shall be subject to these Articles.

(4) Subject as provided elsewhere in these Articles, the Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) subdivide all or any of its shares into shares of smaller amount than is fixed by the Memorandum so however that in subdivision the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from subdivision one or more of the shares may have such preferred deferred or other rights over the others as the Company has power to attach to unissued or new shares;

(c) cancel any shares which at the date of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled;

(d) convert all or any of its fully paid shares into stock and reconvert that stock into paid-up shares of any denomination; and

(e) convert all or any of its fully paid shares the nominal amount of which is expressed in a particular currency into fully paid shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange

(calculated to not less than 3 significant figures) current on the date of the resolution or on such other date as may be specified therein.

(5) The Board on any consolidation of shares may deal with fractions of shares in any manner.

(6) The Company may by special resolution reduce its share capital any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by the Laws.

14. GENERAL MEETINGS

(1) The first general meeting (being an annual general meeting) of the Company shall be held within such time as may be required by the Laws and thereafter general meetings (which are annual general meetings) shall be held once at least in each subsequent calendar year. All general meetings (other than annual general meetings) shall be called extraordinary general meetings. General meetings shall be held in Guernsey or such other place as may be determined by the Directors from time to time.

(2) A Member shall not be entitled in respect of any share held by him to attend or vote (either personally or by representative or by proxy) at any general meeting or separate class meeting of the Company unless all calls due from him in respect of that share have been paid.

(3) A Member shall not, if the Directors so determine, be entitled in respect of any share held by him to attend or vote (either personally or by representative or by proxy) at any general meeting or separate class meeting of the Company or to exercise any other right conferred by membership in relation to any such meeting if he or any other person appearing to be interested in such shares has failed to comply with a notice requiring the disclosure of Members' interests and given under the Articles within 14 days, in a case where the shares in question represent at least 0.25 per cent. of their class, or within 28 days, in any other case, from the date of such notice. The restrictions will continue until the information required by the notice is supplied to the Company or until the shares in question are transferred or sold in circumstances specified for this purpose in the Articles.

(4) A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting shall be treated as forming part of the quorum of that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

(5) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the chairman is present unless the Members resolve otherwise.

(6) Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

(7) The Board may whenever it thinks fit and shall on the requisition in writing of one or more holders representing not less than one-tenth of the issued share capital of the Company upon which all calls or other sums then due have been paid, forthwith proceed to convene an extraordinary general meeting.

(8) The requisition shall be dated and shall state the object of the meeting and shall be signed by the requisitionists and deposited at the Office and may consist of several documents in like form each signed by one or more of the requisitionists.

(9) If the Board does not proceed to cause a meeting to be held within 21 days from the date of the requisition being so deposited the requisitionists or a majority of them in value may themselves convene the meeting.

(10) Any meeting convened by requisitionists shall be convened in the same manner (as nearly as possible) as that in which meetings are convened by the Board.

15. NOTICE OF GENERAL MEETINGS

(1) Not less than 21 days notice specifying the time and place of any general meeting and specifying also in the case of any special business the general nature of the business to be transacted shall be given by notice sent by post by the Secretary or other officer of the Company or any other person appointed in that behalf by the Board to such Members as are entitled to receive notices provided that with the consent in writing of all the Members entitled to receive notices of such meeting a meeting may be convened by a shorter notice or at no notice and in any manner they think fit. In every notice there shall appear a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a Member.

(2) The accidental omission to give notice of any meeting to or the non-receipt of such notice by any Member shall not invalidate any resolution (or any proposed resolution otherwise duly approved) passed or proceeding at any meeting.

16. PROCEEDINGS AT GENERAL MEETINGS

(1) The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

(2) The quorum for a general meeting shall be two Members present in person or by proxy.

(3) If within five minutes from the time appointed for the meeting a quorum is not present, the meeting if convened by or upon a requisition shall be dissolved. If otherwise convened it shall stand adjourned for 7 days at the same time and place or to such other day and at such other time and place as the Board may determine and (subject to paragraph (5)) no notice of adjournment need be given. On the resumption of an

adjourned meeting, those Members present in person or by proxy shall constitute the quorum.

(4) At any general meeting the Chairman of the Directors, failing whom a Deputy Chairman, failing whom any Director present and willing to act and, if more than one, chosen by the Directors present at the meeting, shall preside as chairman. If no Director is present within five minutes after the time appointed for holding the meeting and willing to act as chairman, the members present and entitled to vote shall choose one of their number to be chairman of the meeting.

(5) The chairman may with the consent of any meeting at which a quorum is present and shall if so directed by the meeting adjourn the meeting at any time and to any place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

(6) If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special or Extraordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

(7) At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(a) by the chairman; or

(b) by one Member present in person or by proxy provided he represents at least one-tenth of the subscribed capital; or

(c) by two Members present in person or by proxy.

The demand for a poll may be withdrawn.

(8) Unless a poll be demanded a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

(9) A poll if demanded shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

(10) If a poll is duly demanded, it shall be taken in such manner and at such place as the chairman may direct (including the use of ballot or voting papers or tickets) and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman may, in the event of a poll appoint scrutineers and may

adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

(11) A poll demanded on the election of a chairman and a poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairman directs not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded.

(12) In case of an equality of votes on a poll the chairman shall have a second or casting vote in addition to any other vote he may have.

17. VOTES OF MEMBERS

(1) Subject to any special rights or restrictions for the time being attached to any class of share:-

(a) On a show of hands every Member present in person or by proxy shall have one vote.

(b) On a poll every Member present in person or by proxy shall have one vote for each share held by him.

(2) Where there are joint registered holders of any share such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

(3) Any Member being under any legal disability may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

(4) On a poll votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

(5) No Member shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any meeting unless all calls due from him have been paid. No Member shall be entitled to vote in respect of any shares unless he has been registered as their holder. For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

(6) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

(7) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under its common seal or under the hand of an officer or attorney duly authorised.

(8) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and in default unless the Board directs otherwise the instrument of proxy shall not be treated as valid.

(9) The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

(10) The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

(11) A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

(12) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member.

18. NUMBER AND APPOINTMENT OF DIRECTORS

(1) The first Directors of the Company shall be appointed by the subscribers to the Memorandum. Until otherwise determined by the Board, the number of Directors shall be not less than two nor more than ten. At no time shall a majority of Directors be resident in the United Kingdom.

(2) The Board shall have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number (if any) fixed pursuant to these Articles.

(3) At the first annual general meeting and at each annual general meeting thereafter: (a) any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation; and (b) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of Director in office at the date of the notice of the meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third);

(4) No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless not less than 7 nor more than 42 clear days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

(5) The Company at the meeting at which a Director retires in the manner aforesaid may fill the vacated office by appointing a person thereto by ordinary resolution and in default the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at such meeting it is expressly resolved not to fill the vacated office or a resolution for the re-appointment of such Director shall have been put to the meeting and lost. The Company at such meeting may also (subject to paragraph (2)) fill up any other vacancies.

(6) Without prejudice to the powers of the Board, the Company by ordinary resolution may appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed shall hold office only until the next annual general meeting and shall then be eligible for election.

(7) At a general meeting a motion for the appointment of two or more persons as Directors of the Company by a single resolution shall not be made unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it.

19. QUALIFICATION AND REMUNERATION OF DIRECTORS

(1) A Director need not be a Member. A Director who is not a Member shall nevertheless be entitled to attend and speak at shareholders' meetings.

(2) The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine provided that the amount paid to each Director by way of fees shall not exceed €100,000 in any financial year, or such greater sum as may be determined from time to time by ordinary resolution of the Company. Any fees payable pursuant to these Articles shall be distinct from and shall not include any salary, remuneration for any executive office or other amounts payable to a Director pursuant to any other provisions of these Articles and shall accrue from day to day. The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors, including expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. If by arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, he may be paid such reasonable additional remuneration as the Board may determine.

(3) The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

(4) If any Director having been requested by the Board shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit either as a fixed sum or as a percentage of profits or otherwise and such remuneration may as the Board shall determine be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

(5) The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

20. ALTERNATE DIRECTORS

(1) Any Director may by notice in writing under his hand served upon the Company appoint any person approved by the Board as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

(2) Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary, to notice of meetings of the Directors; and

(b) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present and generally at such meetings to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meetings the provisions of these Articles shall apply as if he (instead of his appointor) were a Director.

(3) Every alternate Director shall *ipso facto* vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

(4) No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in the exercise of his duties.

(5) A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any

meeting be entitled to act as alternate Director for more than one other Director. He shall not be counted more than once for the purposes of the quorum.

(6) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be indemnified to the same extent *mutatis mutandis* as if he were a Director.

21. BORROWING POWERS OF THE BOARD

(1) The Board may exercise all the powers of the Company to borrow money and to give guarantees, mortgage, hypothecate, pledge or charge all or part of its undertaking property or assets (present or future) and uncalled capital and, subject to the provision of the Laws, to issue debentures, loan stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party..

(2) The Board shall restrict the borrowings of the Company and exercise all voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to 95 per cent of the Gross Assets.

22. OTHER POWERS AND DUTIES OF THE BOARD

(1) The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Laws and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing assisting or subsidising any such subsidiary company or guaranteeing its contracts obligations or liabilities.

(3) The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local Boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers authorities and discretion vested in the Board with power to sub-delegate and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but

no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(4) The Board may at any time by power of attorney given under the hand of such person or persons duly authorised in that behalf appoint any person or any fluctuating body of persons whether nominated directly or indirectly by the Board to be the attorney of the Company for such purposes and with such powers and discretion and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretion.

(5) A Director who to his knowledge is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board. In the case of a proposed contract such disclosure shall be made at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Board held after he became so interested. In a case where the Director becomes interested in a contract or arrangement after it is made, disclosure shall be made at the first meeting of the Board held after the Director becomes so interested. For the purpose of the foregoing a general notice given to the Board by a Director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm shall be deemed to be a sufficient disclosure of interest if either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is raised and read at the next meeting of the Board after it is given.

(6) A Director may not vote (or be counted in the quorum) in respect of any resolution of the Directors or committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him) is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company) but, in the absence of some other material interest than is mentioned below, this prohibition does not apply to a resolution concerning any of the following matters:-

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiaries for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a member of the Group) in which he (and any persons connected with him) is interested and whether as an officer, shareholder, creditor or otherwise, if he does not to his knowledge hold an interest in shares representing one per cent. or more of either a class of the equity share capital (or of any third party company through which his interest is derived) or of the voting rights in the relevant company;

(e) any contract, arrangement, transaction or proposal relating to an arrangement for the benefit of the employees of the Company or its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates concerning the adoption, modification or operation of a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme under which he may benefit and which either has been approved by or is subject to and conditional on approval by the Board of Inland Revenue of the United Kingdom for taxation purposes or relates to both employees and Directors of the Company (or any of its subsidiaries) and does not accord to any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates; and

(f) a contract, arrangement, transaction or proposal concerning the purchase and/or maintenance of any insurance policy for the benefit of Directors or for the benefit of persons including Directors.

(7) For the purposes of this Article a person shall be treated as being connected with a Director if that person is:-

(a) a spouse, child (under the age of eighteen) or step child (under the age of eighteen) of the Director; or

(b) an associated body corporate which is a company in which the Director alone, or with connected persons, is directly or indirectly beneficially interested in 20% or more of the nominal value of the equity share capital or is entitled (alone or with connected persons) to exercise or control the exercise of more than 20% of the voting power at general meetings; or

(c) a trustee (acting in that capacity) of any trust, the beneficiaries of which include the Director or persons falling within paragraphs (a) or (b) above excluding trustees of an employees' share scheme or pension scheme; or

(d) a partner (acting in that capacity) of the Director or persons in categories (a) to (c) above.

(8) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company, or whereat the terms of any such appointment are arranged or whereat any contract in which he is interested is considered, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of

appointment or its termination) of 2 or more Directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each Director. In such case each of the Directors concerned (if not otherwise debarred from voting under these provisions) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(9) A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(10) Any Director may act by himself or his firm in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(11) Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or in which the Company may be interested, and any such Director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, managers or other officers of such company, or voting or providing for the payment of remuneration to themselves as directors, managing directors, managers or other officers of such company) and any Director of the Company may vote in favour of the exercise of such voting rights in the manner aforesaid, notwithstanding that he may be or be about to be appointed a director, managing director, manager or other officer of such other company, and as such is or may become interested in the exercise of such voting rights in the manner aforesaid.

(12) If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed.

(13) All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall at any time determine.

(14) The Board shall cause minutes to be made in books provided for the purpose:-

(a) of all appointments of officers;

(b) of the names of the Directors present at each meeting of the Board and of any committee;

(c) of all resolutions and proceedings at meetings of the Company and meetings of the Board and of committees.

Any such minutes if purporting to be signed by the chairman of the meeting at which the proceedings took place, or by the chairman of the next succeeding meeting, shall be evidence of their proceedings.

(15) A register of Directors' interests in shares shall be kept at the Office and shall be open to the inspection of any Member or holder of debentures of the Company between the hours of 10:00 a.m. and noon for a period beginning 14 days before and ending 3 days after the annual general meeting. The said register shall also be produced at the commencement of each annual general meeting and shall remain open and accessible during the continuance of the meeting to any person attending the meeting.

23. DISQUALIFICATION AND REMOVAL OF DIRECTORS

(1) The office of a Director shall *ipso facto* be vacated:-

(a) if he (not being a person holding for a fixed term an executive office subject to termination if he ceases from any cause to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of 12 months and the Board resolves that his office shall be vacated;

(c) if he becomes bankrupt, insolvent, suspends payment or compounds with his creditors;

(d) if he is requested to resign by written notice signed by all his co-Directors;

(e) if the Company by ordinary resolution shall declare that he shall cease to be a Director;

(f) if he becomes resident in the United Kingdom and, as a result thereof, a majority of the Directors are resident in the United Kingdom; or

(g) if he shall become prohibited by law from acting as a Director.

PROVIDED THAT there shall be no age limit for retirement.

(2) If the Company by ordinary resolution removes any Director before the expiration of his period of office it may by an ordinary resolution appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose

stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

24. PROCEEDINGS OF DIRECTORS

(1) The Board may meet for the despatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote. All meetings of Directors shall take place outside of the United Kingdom and any decision reached or resolution passed by the Directors at any meeting held within the United Kingdom or at which a majority of United Kingdom resident Directors is present shall be invalid and of no effect.

(2) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting PROVIDED THAT no Directors physically present in the United Kingdom at the time of any such meeting may participate in a meeting by means of video link, telephone conference call or other electronic or telephonic means of communication unless a majority of the Directors participating are physically present outside the United Kingdom. For the avoidance of doubt, no Director physically present in the United Kingdom shall count in the quorum for any such meeting.

(3) The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

(4) A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretion exercisable by the Board.

(5) The continuing Directors may act notwithstanding any vacancy but if and so long as their number is reduced below the minimum number fixed pursuant to these Articles the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act then any Member may summon a general meeting for the purpose of appointing Directors.

(6) The Board may elect one of their number other than a United Kingdom resident Director as chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be chairman of the meeting.

(7) The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Such Committees shall meet only outside the United Kingdom. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

(8) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

(9) A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile. No such resolution shall be valid if a majority of the Directors sign the resolution in the United Kingdom.

25. EXECUTIVE DIRECTOR

(1) The Board may at any time appoint one or more of their body (other than a Director resident in the United Kingdom) to be holder of any executive office including the office of managing Director on such terms and for such periods as they may determine.

(2) The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(3) The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

26. SECRETARY

(1) The Secretary shall be appointed (and may be removed) by the Board. Anything required or authorised to be done by or to the Secretary, may, if the office is vacant or there is for any other reason no Secretary capable of acting be done by or to any Assistant or Deputy Secretary or if there is no Assistant or Deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors PROVIDED THAT any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

(2) No person shall be appointed or hold office as Secretary who is:-

(a) the sole Director of the Company, or

(b) a corporation the sole Director of which is the sole Director of the Company, or

(c) the sole Director of a corporation which is the sole Director of the Company.

27. THE SEAL

(1) The Company may have a common seal (the "Seal") and if the Directors resolve to adopt a Seal the following provisions shall apply.

(2) The Seal shall have the Company's name engraved on it in legible letters.

(3) The Directors shall provide for the safe custody of the Seal, which shall only be used pursuant to a resolution passed at a meeting of the Directors, or a committee of the Directors authorised to use the Seal, and in the presence either of two Directors or of one Director and the Secretary or of such person or persons as the Directors may from time to time appoint, and such person or persons, as the case may be, shall sign every instrument to which the Seal is affixed.

(4) The Company may have for use in any territory, district or place abroad an official seal which shall bear on its face the Company's name in legible characters with the addition of the name of the territory, district or place where it is to be used.

28. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books, records, documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

29. DIVIDENDS

(1) The Company may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the Board.

(2) No dividend shall be paid otherwise than out of the profits of the business of the Company. Any surplus arising from the realisation of any capital asset shall not be available for dividend.

(3) Subject to Article 6, unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid.

(4) The Board may at any time declare and pay such interim dividends as appear to be justified by the position of the Company.

(5) Subject to the Laws, where any asset, business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company profits and losses as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits and losses of the Company. Subject as aforesaid if any shares or securities are purchased cum dividend or interest such dividend or interest may at the discretion of the Board be treated as revenue and it shall not be obligatory to capitalise all or part of the same.

(6) The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

(7) The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

(8) The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

(9) Any dividend or other moneys payable on or in respect of a share shall be paid to the Member or to such other person as the Member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them, or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) (if so authorised by the holder of shares in Uncertificated form) using the facilities of the CREST UK System (subject to the facilities and requirements of the CREST UK System), or (iv) by such other method of payment as the Member (or in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii), (iii) or (iv) above, shall be a good discharge to the Company.

(10) No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

(11) All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared or became due for payment shall be forfeited and shall revert to the Company.

(12) Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

(13) The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

(14) If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

(15) Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the

holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

(16) The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

30. **RESERVES**

(1) The Board may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Board, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Board may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Board may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Board shall comply with the provisions of the Laws.

(2) The Board shall establish a capital reserve (the "**capital reserve**") and either carry to the credit of the capital reserve or apply in providing for depreciation or contingencies all capital appreciation arising on the sale, realisation, transposition, repayment or revaluation of any investments or other capital assets of the Company in excess of the book value thereof. Any loss realised on the sale, realisation, transposition, repayment or revaluation of any investments or other capital assets and any other sum incurred in connection with the assets of the Company, which in the opinion of the Board is reasonably and fairly apportioned to capital, may be carried to the debit of the capital reserve except in so far as the Board may in their discretion decide to make good the same out of other reserves of the Company. All sums carried and standing to the credit of the capital reserve may be applied for any of the purposes to which sums standing to any reserve are applicable except and provided that no part of the capital reserve or any other moneys in the nature of accretion to capital shall be transferred to revenue account or be applied in paying dividends on any shares in the Company's capital. The Board may, subject to applicable legislation and practice, determine whether any amount received by the Company is to be dealt with as income or capital or partly one and partly the other.

31. **ACCOUNTS**

(1) The Board shall cause proper books of account to be kept with respect to all the transactions assets and liabilities of the Company in accordance with the Laws.

(2) The books of account shall be kept at the Office or at such other place as the Board shall think fit and shall at all times be open to the inspection of the Directors but no person other than a Director or Auditor or other person whose duty requires and entitles him to do so shall be entitled to inspect the books accounts and documents of

the Company except as provided by the Laws or authorised by the Board or by the Company in general meeting.

(3) A balance sheet shall be laid before the Company at its annual general meeting and such balance sheet shall contain a general summary of the assets and liabilities of the Company. The balance sheet shall be accompanied by a report of the Directors as to the state of the Company as to the amount (if any) which they recommend to be paid by way of dividend and the amount (if any) which they have carried or propose to carry to reserve. The Auditors' report shall be attached to the balance sheet or there shall be inserted at the foot of the balance sheet a reference to the report.

(4) A copy of every balance sheet and of all documents annexed thereto including the reports of the Directors and the Auditors shall at least 21 days before the date of the meeting be delivered or sent by post to each of the registered holders and to the Auditors. Any holder may by written notice served on the Company waive this requirement.

32. AUDITORS

(1) A Director shall not be capable of being appointed as an Auditor.

(2) A person other than a retiring Auditor shall not be capable of being appointed Auditor at an ordinary general meeting unless notice of intention to nominate that person as Auditor has been given by a Member to the Company not less than 14 days before the meeting and the Board shall send a copy of any such notice to the retiring Auditor and shall give notice to the Members not less than 7 days before the meeting provided that if after notice of the intention to nominate an Auditor has been so given a meeting is called for a date 14 days or less after such notice has been given the requirements of this provision as to time in respect of such notice shall be deemed to have been satisfied and the notice to be sent or given by the Company may instead of being sent or given within the time required by this Article be sent or given at the same time as the notice of the meeting.

(3) The first Auditors shall be appointed by the Board before the first annual general meeting and they shall hold office until the first annual general meeting unless previously removed in which case the Members at such meeting may appoint the Auditors.

(4) The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditors (if any) may act.

(5) The remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company may determine except that the remuneration of any Auditors appointed by the Directors shall be fixed by the Directors.

(6) Every Auditor shall have a right of access at all times to the books accounts and documents of the Company and as regards books accounts and documents of which the originals are not readily available shall be entitled to rely upon copies or extracts certified by an officer of the Company and shall be entitled to require from the Board such information and explanations as may be necessary for the performance of their duties and the Auditors shall make a report to the Members on the accounts examined by them and the report shall state whether in their opinion the accounts give a true and

fair view of the state of the Company's affairs and whether they have been prepared in accordance with the Laws.

(7) Any Auditor shall be eligible for re-election.

33. UNTRACEABLE MEMBERS

(1) The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Member or any shares to which a person is entitled by transmission on death or bankruptcy if and provided that:-

(a) for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Member or to the person so entitled to the share at his address in the Register or otherwise the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Member or the person so entitled provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final;

(b) the Company has at the expiration of the said period of twelve years by advertisement in a newspaper circulating in the area in which the address referred to in sub-paragraph (a) above is located given notice of its intention to sell such shares;

(c) the Company has not during the period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Member or person so entitled; and

(d) if any part of the share capital of the Company is quoted on any stock exchange the Company has given notice in writing to the quotations department of such stock exchange of its intention to sell such shares.

(2) To give effect to any such sale the Directors may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer of the said shares shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, such shares and the title of the purchaser or other transferee shall not be effected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

34. NOTICES

(1) A notice may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address or if he desires

that notices shall be sent to some other address or person to the address or person nominated for such purpose. Notices to be posted to addresses outside the Channel Islands and the United Kingdom shall so far as practicable be forwarded by prepaid airmail.

(2) The Company shall, where no other period is specified in these Articles, give all Members sufficient notice to enable them to exercise their rights or comply with the terms of the notice.

(3) Any notice or other document, if served by post, shall be deemed to have been served twenty four hours after the time when the letter containing the same is posted (or such other mandatory period as may from time to time be specified by the Laws) and in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted. A notice given by advertisement shall be published in at least one UK national newspaper and one daily newspaper circulated widely in each of Guernsey and Jersey and shall be deemed to have been served before noon the day on which the advertisement appears.

(4) A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

(5) Any notice or document delivered or sent by post to or left at the registered address of any Member shall notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

(6) Any document or notice which, in accordance with these Articles, may be sent by the Company by electronic communication shall, if so sent, be deemed to be received at the expiration of 24 hours after the time it was sent. Proof (in accordance with the formal recommendations of best practice contained in the guidance issued by the Institute of Chartered Secretaries and Administrators) that an electronic communication was sent by the Company shall be conclusive evidence of such sending.

(7) The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

(8) A person entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also a postal address for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the said Member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent to any Member in pursuance of these Articles shall, notwithstanding that such Member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or

liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or first-named joint holder.

(9) Where under these Articles a document requires to be signed by a Member or other person then, if in the form of an electronic communication, it must to be valid incorporate the electronic signature or personal identification details (which may be details previously allocated by the Company) of that Member or other person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

(10) Any Member may notify the Company of an address for the purpose of his receiving electronic communications from the Company, and having done so shall be deemed to have agreed to receive notices and other documents from the Company by electronic communication of the kind to which the address relates. In addition, if a Member notifies the Company of his e-mail address, the Company may satisfy its obligation to send him any notice or other document by:

(a) publishing such notice or document on a web site; and

(b) notifying him by e-mail to that e-mail address that such notice or document has been so published, specifying the address of the web site on which it has been published, the place on the web site where it may be accessed, how it may be accessed and (if it is a notice relating to a shareholders' meeting) stating (i) that the notice concerns a notice of a company meeting served in accordance with the Act, (ii) the place, date and time of the meeting, (iii) whether the meeting is to be an annual or extraordinary general meeting and (iv) such other information as the Statutes may prescribe.

(11) An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

35. **WINDING UP**

(1) If the Company shall be wound up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings, shall be divided *pari passu* among the Members *pro rata* to their holdings of those shares which are subject to the rights of any shares which may be issued with special rights or privileges.

(2) If the Company shall be wound up the Liquidator may with the authority of a special resolution divide among the Members *in specie* the whole or any part of the assets of the Company and whether or not the assets shall consist of property of a single kind and may for such purposes set such value as he deems fair upon any one or more class or classes or property and may determine how such division shall be carried out as between the Members or different classes of Members. The Liquidator may with the like authority vest any part of the assets in trustees upon such trusts for the benefit of Members as the Liquidator with the like authority shall think fit and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other assets in respect of which there is any outstanding liability.

(3) Where the Company is proposed to be or is in course of being wound up and the whole or part of its business or property is proposed to be transferred or sold to another company ("**the transferee**") the Liquidator may, with the sanction of an ordinary resolution, conferring either a general authority on the Liquidator or an authority in respect of any particular arrangement, receive in compensation or part compensation for the transfer or sale, shares policies or other like interests in the transferee for distribution among the Members or may enter into any other arrangement whereby the Members may, in lieu of receiving cash, shares, policies or other like interests, or in addition thereto, participate in the profits of or receive any other benefits from the transferee.

36. INDEMNITY

The Directors, managers, agents, Secretary and other officers or servants for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and their respective heirs and executors shall be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own wilful act neglect or default respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own wilful act neglect or default.

37. INSURANCE

Without prejudice to any other provisions of these Articles, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of the Company, or of any other body (whether or not incorporated) which is or was its subsidiary of the Company (together "**Group Companies**") or otherwise associated with the Company or any Group Company or in which the Company or any such Group Company has or had any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liabilities suffered or incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and discretion and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other body.

38. INSPECTION OF DOCUMENTS

The Board shall determine whether and to what extent and at what times and places and under

what conditions the accounts books and documents of the Company shall be open to inspection and no Member shall have any right of inspecting any account or book or document except as conferred by the Laws or authorised by the Board.

RECEIVED
2005 OCT 31 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is 0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

A. D. M. MC

ORDEN ENDOWMENT ADVISER 6/10/04

For and on behalf of [insert name of Shareholder] Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature] 6/10/04

For and on behalf of Drawbridge Special Opportunities Fund LP Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

For and on behalf of Drawbridge Special Opportunities Fund Ltd

Date 6/10/04

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**.

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

For and on behalf of Fortress Investment Group LLC — Date: 6/10/04

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 THAT the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 THAT every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature]

For and on behalf of Silver Creek Low Vol Strategies Holdings, L.L.C., by its manager Silver Creek SV, LLC, by its manager Timothy P. Flaherty

6/11/04
Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 THAT the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 THAT every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

SunAmerica Investments, Inc.
For and on behalf of [insert name of Shareholder]

June 10 2004
Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

Fredric B. Garonzik 6/10/04

For and on behalf of [insert name of Shareholder] Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 THAT the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 THAT every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

STEVEN J. WISCH

For and on behalf of [insert name of Shareholder]

June 11, 2004

Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature] June 11 2004

For and on behalf of ~~[insert name of Shareholder]~~ Date

Timothy P. Dattels and Kristine M. Johnson, Trustees of the Dattels/Johnson 1992 Family Trust

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as Ordinary **Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 THAT the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 THAT every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature]

For and on behalf of [insert name of Shareholder]

VALINCO INVESTMENTS LIMITED

[signature]

JUNE 10 2004

Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

David Iserin / pep
For and on behalf of [insert name of Shareholder]
H/2 Acquisition Partners, LLC

6/11/04
Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature] 6/10/04

For and on behalf of ~~[insert name of Shareholder]~~ Date

Hunter Global Investors Fund I L.P.
By: Hunter Global Investors L.P., its Investment Manager
By: Duke Buchan, President

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

D.I. Black [signature]   6/10/04

For and on behalf of ~~[insert name of Shareholder]~~   Date

Hunter Global Investors Offshore Fund Ltd.
BY: Hunter Global Investors L.P., its INVESTMENT MANAGER
BY: Duke Buchan, President

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature] 6/10/04

For and on behalf of ~~[Insert name of Shareholder]~~ Date
Hunter Global Investors Offshore Fund II Ltd.
By: Hunter Global Investors L.P., its Investment Manager
By: Duke Buchan III

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature] 6/10/04

For and on behalf of ~~[Insert name of Shareholder]~~ Hunter Asset Management L.P. Duke Buchan as Managing Member of its General Partner

Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions or as a Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

3 Notch Capital Partners, L.P.

[signature]

For and on behalf of [insert name of Shareholder]

6/10/04

Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

Hannah S. Hoarney
For and on behalf of [insert name of Shareholder]

6/10/04
Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance. 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

JENAL INVESTMENTS INC

[signature]

For and on behalf of [insert name of Shareholder]

FRASER LATTA, PRESIDENT

JUNE 11, 2004

Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make *market purchases* (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

Nancy Pencer (signature)

June 10, 2004

For and on behalf of [insert name of Shareholder] Date

GRANITE STREET (01) CORPORATION
PER: NANCY PENCER, PRESIDENT

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature]

For and on behalf of DB Special Opportunities Offshore LLC
Jodye Anzalotta, Authorized Signatory

JUNE 18, 2004
Date

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 THAT the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 THAT every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

Private Equity Holding - Eurocastle LLC
For and on behalf of [insert name of Shareholder]

June 10, 2004
Date

Mark Fawcett, Managing Director FIG LLC as Manager

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 **THAT** the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 **THAT** every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 **THAT** the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

[signature] 6/10/04

For and on behalf of Eurocastle Funding LLC, Date

Fortress Investment Group LLC, as managing member

Eurocastle Investment Limited

Written Resolution

By written Resolution of all of the Company shareholders having the right to vote pursuant to Section 73A of The Companies (Guernsey) Laws 1994 to 1996, the following resolutions were passed as **Ordinary Resolutions** or as a **Special Resolution** of the Company.

ORDINARY RESOLUTION

1 THAT the Company be and is hereby unconditionally and generally authorised for the purposes of the Companies (Purchase of Own Shares) Ordinance, 1998 (the "Ordinance") and the Company's Articles of Association to make market purchases (within the meaning of Section 5 of the Ordinance) of its issued ordinary shares in the capital of the Company from time to time **PROVIDED ALWAYS THAT**

(i) the maximum number of ordinary shares authorised to be purchased is such number as is equal to 14.99 per cent of the issued ordinary shares from time to time;

(ii) the minimum price which may be paid for an ordinary share is €0.01 and the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which such share is contracted to be purchased; and

(iii) this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 or, if earlier 1 October 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

2 THAT every 10 issued ordinary shares in the capital of the Company be consolidated and divided into one issued ordinary share in the capital of the Company (with any resulting fraction of an issued ordinary share to be rounded up to the nearest whole number of issued ordinary shares).

SPECIAL RESOLUTION

3 THAT the amendments to the Company's Articles of Association (as set out in the attached marked-up version of the Company's Articles of Association, which has been initialled by the Secretary of the Company for identification purposes) be and are hereby approved.

For and on behalf of [insert name of Shareholder]   Date 6/10/04

Thomas M. Flexner

This document comprises listing particulars relating to the Company prepared in accordance with the listing rules of the UK Listing Authority made pursuant to Section 74(4) of the Financial Services and Markets Act 2000 and has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

Consent has been obtained under the Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, for the circulation of this document insofar as it relates to the issue of the Shares and to the raising of money by the issue of such Shares. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council accept any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

The Directors of the Company, whose names appear on page 46, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information. Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and Deutsche Bank AG London are acting for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and Deutsche Bank AG London nor for giving advice in relation to the Offer or any other matter referred to herein.

Investment in the Company involves significant risks and special considerations. The attention of prospective investors is drawn to the risk factors in Part I of these Listing Particulars.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994 (as amended) with registered number 41058)

Offer of Ordinary Shares at an Offer Price to be determined

Sponsored by

Morgan Stanley & Co. International Limited

Ordinary Share Capital immediately following Admission

Authorised	Ordinary Shares	Issued
Unlimited	Of no par value	To be determined

The number and amount of Shares in issue immediately following Admission (and assuming no exercise of the Over-allotment Option and the Option granted to the Manager) will be determined when the Offer Price is determined and details will be contained in supplementary listing particulars to be published on or around 24 June 2005.

Eurocastle Investment Limited is offering New Shares under the Offer. In addition, Morgan Stanley Securities Limited, or its agent, may acquire, or procure acquirers for, a number of Over-allotment Shares equal to up to 10 per cent. of the aggregate number of New Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allocations and short positions resulting from stabilisation transactions.

The New Shares to be made available pursuant to the Offer will, on Admission, rank *pari passu* in all respects with the existing Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission.

Application has been made to the UK Listing Authority for all of the New Shares in the Company to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all of the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such Admission will become effective and that dealings in the Shares will commence on 29 June 2005.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States, Australia, Canada or Japan or to United States, Australian, Canadian or Japanese persons. The offer and sale of the New Shares has not been and will not be registered under the Securities Act or any other applicable law of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the New Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of the United States, Australia, Canada or Japan. The Joint Global Coordinators may arrange for the offer and sale of New Shares in the United States only to persons (a) reasonably believed to be "accredited investors" within the meaning of the Securities Act or "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and (b) who are "qualified purchasers" or "knowledgeable employees" within the meaning of the Investment Company Act. The New Shares offered and sold outside the United States are being offered to persons who are not US Persons in reliance on Regulation S under the Securities Act. The Company will not be registered under the Investment Company Act, and investors will not be entitled to the benefits of such Act.

Prospective investors are hereby notified that sellers of the New Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act. The New Shares are not transferable except in compliance with the restrictions described under "Transfer Restrictions." In addition, prospective investors should take note that the Shares may not be acquired by investors using assets of any retirement plan or pension plan that is subject to Title I of ERISA or Section 4975 of the Code. Prospective investors are also notified that the Directors believe that the Company will be classified as a passive foreign investment company for US federal income tax purposes.

JOINT GLOBAL COORDINATORS

MORGAN STANLEY | DEUTSCHE BANK

CO-MANAGER

SWISS FINANCE & PROPERTY CORPORATION

Dated 15 June 2005

IMPORTANT INFORMATION

No broker, dealer or any other person is authorised by the Company and/or the Underwriters to issue any advertisement or to give any information or to make any representations in connection with the offering or sale of the New Shares other than as contained in this document, and, if issued, given or made, such advertisement, information or representations must not be relied upon as having been authorised by the Company and/or the Underwriters. Neither the delivery of these Listing Particulars nor the allotment or issue of New Shares shall under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof.

An investment in the Company should be regarded as a long-term investment. There can be no assurance that the Company's investment objectives will be achieved.

The Company is subject to the risks associated with high levels of debt financing, including the risk that available funds will be insufficient to meet payments of interest or capital due to its, or its subsidiary undertakings', lenders. This risk could adversely affect the Company's ability to provide returns to the holders of Shares and the value of such Shares could be adversely affected. Accordingly, investment in the Company will involve certain risks and special considerations. The investments of the Company are subject to the normal market fluctuations and risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from Shares can go down as well as up and investors may not realise the value of their initial investment. Investors must be able and willing to withstand the loss of their entire investment.

These listing particulars include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of the Company concerning, amongst other things, the investment objectives and investment policy, financing strategies, investment performance, results of operations, financial condition, liquidity, prospects, and dividend policy of the Company and the markets in which it, and Special Purpose Vehicles formed by the Company, invest and issue securities. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual investment performance, results of operations, financial condition, liquidity, dividend policy and the development of its financing strategies may differ materially from the impression created by the forward-looking statements contained in this document. In addition, even if the investment performance, results of operations, financial condition, liquidity and dividend policy of the Company, and the development of its financing strategies, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- the factors set forth under Part I of these Listing Particulars;
- changes in economic conditions generally and the real estate and debt markets specifically;
- changes in the Company's business strategy;
- changes in interest rates and/or credit spreads, as well as the success of the Company's hedging strategy in relation to such changes;
- impairments in the value of the collateral underlying the Company's investments in asset backed securities;
- impairments in the value of the Company's real estate investments;
- legislative/regulatory changes;
- changes in taxation regimes;
- the Company's continued ability to invest the cash on its balance sheet and the proceeds of this Offer in suitable investments on a timely basis;
- the availability and cost of capital for future investments; and
- competition within the finance and real estate industries.

Potential investors are advised to read this document in its entirety, and, in particular, the sections of this document entitled "Key Information", Part I "Certain Risk Factors", Part III "The Company and its Business", Part IV "Operating and Financial Review and Prospects", Part V "Management of the Company", Part X "Consolidated Financial Information for the period ended 31 December 2004", and Part XI "Unaudited Results for the three month period ended 31 March 2005", for a further discussion of the factors that could affect the Company's future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur.

Subject to its legal and regulatory obligations (including under the Listing Rules), the Company expressly disclaims any obligations to update or revise any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

These Listing Particulars should be read in their entirety before making any investment in New Shares under the Offer. All Shareholders are entitled to the benefit of, are bound by, and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company which investors should review.

Prospective investors must not treat the contents of these Listing Particulars as advice relating to legal, taxation, investment or any other matters. Prospective investors must inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of New Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of New Shares which they might encounter; and (c) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of New Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

In connection with the Offer, Morgan Stanley Securities Limited or its affiliates may over-allot or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise. There is no obligation on Morgan Stanley Securities Limited or any of its affiliates to undertake stabilisation transactions. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Except as required by law, Morgan Stanley Securities Limited does not intend to disclose the extent of any stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Morgan Stanley Securities Limited, on behalf of the Underwriters, an Over-allotment Option pursuant to which Morgan Stanley Securities Limited may require the Company to issue additional Shares of up to 10 per cent. of the aggregate number of New Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time during the period commencing with the date of this document and ending 30 days after Admission.

Investors should note that Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates have acted, and in some cases, continue to act, in various capacities in relation to the issuers of certain securities in which the Company invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to affiliates of the issuer of the relevant securities. Each role confers specific rights to and obligations on Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates. In carrying out these rights and obligations the interests of Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates may not be aligned with the interests of a potential investor in the Company's shares. Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Company invests or their affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Company.

Neither the New Shares nor the Company have been approved or disapproved by any governmental or regulatory authority of any country or jurisdiction, nor has any such governmental or regulatory authority passed

upon or endorsed the merits of the Company or an investment in its Shares. The consent of the Policy Council of the States of Guernsey under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 has been obtained for this issue. It must be specifically understood that, in giving consent, neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard to it.

THE NEW SHARES OFFERED BY THIS DOCUMENT HAVE NOT BEEN APPROVED OR RECOMMENDED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY US STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY NOR HAVE SUCH AUTHORITIES CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The distribution of these Listing Particulars and the offer, sale and/or issue of the New Shares in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by the Company, Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and Deutsche Bank AG London and the Underwriters to inform themselves about, and to observe, any such restrictions.

These Listing Particulars do not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any New Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation. The distribution of these Listing Particulars and the offering of the New Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this document comes are required by the Company and Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London and Swiss Finance & Property Corporation to inform themselves about and to observe any restrictions as to the offer or sale of New Shares and the distribution of this document under the laws and regulations of any territory in connection with any applications for Shares in the Company, including obtaining any requisite governmental or other consent and observing any other formality prescribed in such territory. No action has been taken or will be taken in any jurisdiction by the Company, Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation, the Manager or the Administrator that would permit a public offering of the New Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distributions of this document other than in any jurisdiction where action for that purpose is required.

Save in relation to the Directed Offer, the Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000, and, save in relation to the Directed Offer, each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the New Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this document and the offer, sale and/or issue of the New Shares has not been and will not be registered under the Securities Act, any state securities laws in the United States or, except as set out in these Listing Particulars, the securities laws of any other jurisdiction and may not be reoffered, resold, pledged or otherwise transferred except as permitted by the Company's Articles of Association and as provided in these Listing Particulars. Subscribers shall be required to represent, acknowledge and agree that they will not reoffer, resell, pledge or otherwise transfer the New Shares except (x) in compliance with the Securities Act and other applicable laws and except to a transferee who is (i) (a) an "accredited investor" within the meaning of the Securities Act or (b) a "qualified institutional buyer" (as defined in rule 144A of the Securities Act) and in each case also a "qualified purchaser" or "knowledgeable employee" within the meaning of the Investment Company Act or (ii) not a US person as such term is defined under Regulation S under the Securities Act purchasing for its own account, or for the account of a buyer that meets such criteria, in an offshore transaction pursuant to Regulation S and (y) (1) upon delivery of all certifications, opinions and other documents that the Company may require and (2) in accordance with any applicable securities law of any state of the United States and any other jurisdiction.

Further, no purchase, sale or transfer of this security may be made unless such purchase, sale or transfer will not result in the assets of the Company constituting "plan assets" within the meaning of the US Employee Retirement Income Security Act of 1974, as amended ("ERISA") that are subject to Title I of ERISA or Section 4975 of the US Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, investors using assets of retirement plans or benefit plans that are subject to ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire the New Shares, and each investor will be required to represent or will, by its acquisition of a New Share be deemed to have represented, that it is not a "benefit plan investor" within the meaning of ERISA that is using assets of a plan that is subject to ERISA or Section 4975 of the Code. Any purported purchase or transfer of a New Share that would cause the Company's assets to be deemed to be "plan assets" under ERISA that are subject to Title I of ERISA or Section 4975 of the Code, or otherwise does not comply with the foregoing, is subject to restrictions as provided in the Company's Articles of Association and these Listing Particulars.

The New Shares are not transferable except in accordance with the restrictions described herein. Each transferor of the New Shares agrees to provide notice of the transfer restrictions set forth herein to the transferee.

THE MANAGER IS EXEMPT FROM REGISTRATION WITH THE COMMODITY FUTURES TRADING COMMISSION AS A COMMODITY POOL OPERATOR BECAUSE PARTICIPATION IN THIS POOL IS LIMITED, IN THE CASE OF US PERSONS, TO CERTAIN INDIVIDUALS WHO ARE WITHIN A SUBCLASS OF QUALIFIED ELIGIBLE PERSONS ("QEPs") AND TO ENTITIES THAT ARE EITHER QEPs OR ACCREDITED INVESTORS, RECOGNISED UNDER THE FEDERAL SECURITIES AND COMMODITIES LAWS. THEREFORE, THE MANAGER IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO PARTICIPANTS IN THIS POOL.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANYWAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available information

For so long as any of the New Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of a New Share, or to any prospective purchaser of a New Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Service of process and enforcement of civil liabilities

The Company is incorporated under Guernsey law. Service of process upon Directors and officers of the Company, the majority of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since most directly owned assets of the Company are outside the United States, any judgment obtained in the United States against it may not be collectible within the United States. There is doubt as to the enforceability in England and Guernsey, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon US federal securities laws.

Other jurisdictions

Japan

Offering of the New Shares will fall under the private placement defined in Article 2, paragraph 3, sub-paragraph 2-b of the Securities and Exchange Law and accordingly no registration in accordance with Article 4, paragraph 1 of the Securities and Exchange Law has been made therefor.

Germany

The New Shares are neither registered for public distribution with the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht — "BaFin"*) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been filed with the BaFin. Consequently, the New Shares may not be offered to the public.

The Netherlands

The New Shares offered hereby may not be offered or sold as part of their initial distribution or at any time thereafter other than to individuals or legal entities who or which trade or invest in investments in the conduct of their profession or trade within the meaning of the regulation dated 9 October 1990 implementing section 14 of the Act on the Supervision of Collective Investment Schemes (*Regeling van 9 Oktober 1990 tot nitroering van trtikel 14 van de Wet toezicht beleggingsinstellingen*), as amended from time to time, such as banks, brokers, dealers, insurance companies, pension funds or other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in investments, including treasuries of large institutions.

Switzerland

The Company has not been registered with the Swiss Federal Banking Commission as a foreign investment fund pursuant to Article 45 of the Swiss Mutual Fund Act of 18 March 1994. Accordingly, the New Shares may not be offered or distributed on a professional basis in or from Switzerland, and neither these Listing Particulars nor any other offering materials relating to the New Shares may be distributed in connection with any such offering or distribution. New Shares may only be offered and these Listing Particulars may only be distributed in or from Switzerland to institutional investors or without any public offering.

Ireland

New Shares may not be offered or sold by any person: (a) otherwise than in a manner that does not constitute an offer for sale to the public within the meaning of Section 9 of the Unit Trust Act, 1990 or Section 362 of the Companies Act, 1963; or (b) in any way which would require the publication of a prospectus under and in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992; or (c) in any country or jurisdiction including Ireland except in all circumstances that will result in compliance with all applicable laws and regulations in such country or jurisdiction.

Italy

The offering of the New Shares has not been authorised by the relevant Italian authorities pursuant to Article 42 and Article 94 and seq. of Legislative Decree no. 58, dated 24 February 1998, as amended, and, accordingly, no New Shares may be offered, sold, delivered or marketed to investors of any kind in the Republic of Italy, nor may copies of the Listing Particulars or of any document relating to the New Shares be distributed in the Republic of Italy.

Spain

The offer of the New Shares has not been registered with the National Commission for the Stock Market (*Comisión Nacional del Mercado de Valores* — the "CNMV"). Accordingly, the New Shares have not been and will not be offered or sold in the Kingdom of Spain. No document or offer material has been or will be distributed in Spain or targeted at Spanish resident investors save in compliance and in accordance with the requirements set out in Law 35/2003, Law 24/1998, as amended and the rules governing public offers.

TABLE OF CONTENTS

	Page
OFFER STATISTICS	8
EXPECTED TIMETABLE	8
KEY INFORMATION	9
PART I CERTAIN RISK FACTORS	14
PART II EUROPEAN ABS AND REAL ESTATE MARKET OVERVIEWS	26
PART III THE COMPANY AND ITS BUSINESS	28
PART IV OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
PART V MANAGEMENT OF THE COMPANY	41
PART VI THE OFFER	48
PART VII ADDITIONAL INFORMATION	51
PART VIII TAX CONSIDERATIONS	67
PART IX ERISA, TRANSFER RESTRICTIONS, ELIGIBLE INVESTORS AND CERTIFICATES	75
PART X CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 31 DECEMBER 2004	79
PART XI UNAUDITED RESULTS FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2005	100
PART XII VALUATION REPORT FOR INVESTMENTS DIRECTLY IN REAL ESTATE	115
DEFINITIONS	166
DIRECTORS, MANAGER AND ADVISERS	170

OFFER STATISTICS

The Offer Price and number of New Shares being offered as part of the Offer and related offer statistics will be determined following completion of an institutional bookbuilding process. Amongst the factors that will be considered in determining the Offer Price will be prevailing market conditions, the closing price of the Shares on the dealing day prior to pricing and the demand for New Shares in the bookbuilding. Details of the Offer Price and the number of New Shares being offered will be contained in supplementary listing particulars expected to be published on or around 24 June 2005.

EXPECTED TIMETABLE

Latest time and date for receipt of indications of interest in the Offer	5 p.m. on 23 June 2005
Announcement of Offer Price and allocation of Shares	24 June 2005
Publication of supplementary listing particulars	24 June 2005
Admission and commencement of unconditional dealings	8 a.m. on 29 June 2005
CREST UK accounts credited in respect of New Shares in uncertificated form	29 June 2005
Share certificates in respect of New Shares issued in certificated form expected to be dispatched (or as soon as practicable thereafter)	29 June 2005

Each of the times and dates in the above timetable is subject to change. References to times are to London time unless otherwise stated. Temporary documents of title will not be issued.

It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

KEY INFORMATION

The following information does not purport to be complete and is taken from, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this document. Certain terms used in this document are defined in the Definitions section at the back of these Listing Particulars. Save where otherwise indicated, the financial information in this section has been extracted without material adjustment from Part X of these Listing Particulars. Investors should read the whole of this document and not just rely on this summary information.

The Company, Investment Objectives and Policy

Eurocastle Investment Limited is a closed-ended investment company managed by Fortress Investment Group LLC (the "Manager" or "Fortress").

The Company invests primarily in European real estate related securities and loans, and European real estate assets.

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns through prudent asset selection and the use of match-funded financing structures where appropriate, which structures are intended to reduce interest rate, refinancing and currency risks. The Company seeks to generate returns by locking in the difference between the yield on investments and the costs of financing these investments and optimising this difference over the life of the investment.

The Company targets substantially, but not exclusively, three distinct categories of investment:

(i) European Real Estate Securities and other European Asset Backed Securities:

The Company underwrites and acquires moderately credit sensitive asset backed securities, including commercial mortgage backed securities ("CMBS"), real estate related asset backed securities ("ABS") and residential mortgage backed securities ("RMBS"). The Company generally targets investments with a credit rating, determined by internationally recognised rating agencies, from A down to BB. As of 31 March 2005, its investments in these target securities represented 62 per cent. of the Company's gross assets with an average rating of BBB+.

(ii) European Real Estate Related Loans:

The Company acquires loans made at moderate leverage levels to well capitalised real estate operators with established track records. These loans include real estate related B Notes, mezzanine loans, bank loans, and real estate loans. As of 31 March 2005, its investments in real estate related loans represented 3 per cent. (by carrying value) of the Company's gross assets.

(iii) European Real Estate Investments:

The Company acquires direct and indirect interests in real estate. As of 31 March 2005, investments in real estate represented approximately 20 per cent. of the Company's gross assets.

Underpinning the Company's investment activities is a disciplined approach to acquiring, financing and managing assets with moderate credit risk. The Company seeks to diversify its investments by asset type, industry, location, issuer and tenant in order to minimise the risk of capital loss and to enhance the terms of the Company's financing structures. The Company manages its credit exposure through this diversification and also through ongoing asset selection and surveillance.

The Company employs leverage in order to meet its return objectives. The extent of leverage is dependent upon the nature and credit quality of the relevant assets. As of 31 March 2005, the Company's debt to equity ratio was approximately 7 to 1 or 87 per cent. of gross asset value. The Company maintains access to numerous sources of capital in an effort to insulate its business from potential fluctuations in the availability of capital. The Company utilises multiple forms of financing, including collateralised debt obligations ("CDOs"), which as at the date of these Listing Particulars amounted to a face value of €400 million in respect of Eurocastle CDO I, €400 million in respect of Eurocastle CDO III and £200 million in respect of Eurocastle CDO II, and term loans, as well as short term financing in the form of repurchase agreements.

The Company aims, where possible, to structure borrowings which finance its non-direct real estate investments as match-funded so as to minimise interest rate, refinancing and currency risks. Under such financing structures, in the case of its debt obligations, the Company matches the maturities of its debt obligations with the maturities of its investments, in order to minimise the risk that it needs to refinance its liabilities prior to the maturities of its assets, and to match the interest profile on investments with like-kind debt (i.e., floating or fixed

rate), in order to reduce the impact of changing interest rates on earnings. In the case of real estate investments, where practicable, it seeks to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely.

Competitive Advantage

The Company believes that its key competitive strengths include:

- the experience of the Manager's principals and employees and their ability to source investments and underwrite and manage credit risk within the Target Investments;
- its diversified portfolio;
- its match-funded discipline;
- its creative financing strategies;
- the alignment of the interests of the Manager's principals and employees and the Company's shareholders as a function of the Manager's principals and employees having a significant equity investment in the Company; and
- access to a wide network of relationships developed by the Manager in connection with other businesses managed by the Manager and its affiliates, as well as the Manager's experience gained from its investment activities through such other businesses.

European Market Opportunities

ABS Markets

A significant portion of the Company's portfolio consists of investments in the European ABS markets. The European ABS markets continue to be extremely active. According to the Directors' estimates, new issuance of European ABS reached an all time high of approximately US$298 billion in 2004, including CMBS of US$30 billion and RMBS of US$158 billion. The Directors believe that there will be increased supply of European CMBS, as this market has been consistently growing each year, resembling the scale and growth of the US CMBS markets a decade ago. European real estate backed securities (CMBS and RMBS) represent by far the largest component of the European ABS market, accounting for 63 per cent. of all new ABS issuance in 2004.

Real Estate Markets

The Directors believe that investment in European real estate presents a significant growth opportunity for the Company. This belief is based on, among other things, the Company's expectation of a continued increase in the divestiture by corporations of real estate assets for strategic and economic reasons. The Directors believe that as a result of this kind of divestiture occurring across Europe, credit lease real estate investments particularly through sale-leaseback transactions currently present good investment opportunities for the Company. The Directors view such transactions as being able to provide stable and reliable medium to long-term returns on the Company's real estate investments.

Recent Developments

Eurocastle CDO II

On 5 May 2005, the Company completed a CDO financing, Eurocastle CDO II, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding US private placement by Eurocastle CDO II plc of £191 million of investment grade senior and mezzanine bonds and £9 million of subordinated bonds. The Company and its consolidated subsidiaries retained £17.5 million of the mezzanine and subordinated bonds issued by Eurocastle CDO II.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO II plc secured a delayed draw commitment from the holder of a delayed draw note that it issued, which entitles it to draw down up to £51 million from the purchaser of the AAA bonds for the duration of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20 per cent. is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full £51 million delayed draw amount such that the aggregate debt issued at this time amounts to £200 million.

The weighted average credit rating of Eurocastle CDO II's portfolio of securities at closing was BBB. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Company expects that this diversification will mitigate the risk of capital loss to the portfolio.

Eurocastle CDO III

On 28 April 2005, the Company completed a CDO financing, Eurocastle CDO III, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding US private placement by Eurocastle CDO III plc of €383 million of investment grade senior and mezzanine bonds and €17 million of subordinated bonds. The Company and its consolidated subsidiaries retained €30 million of mezzanine and subordinated bonds.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO III plc secured a delayed draw commitment from the holder of a delayed draw note that it issued, which entitles it to draw down up to €158 million from the purchaser of the AAA bonds over the course of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20 per cent. is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full €158 million delayed draw amount such that the aggregate debt issued at this time amounts to €400 million.

The weighted average credit rating of Eurocastle CDO III's portfolio of securities at closing was BBB+. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Company expects that this diversification will mitigate the risk of capital loss to the portfolio.

The Manager

The Company is externally managed by Fortress Investment Group LLC. Fortress is a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management. Fortress was founded in 1998, and currently employs, together with its affiliates, over 300 people. Fortress is headquartered in New York City and it and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Sydney and Hong Kong. Under the Management Agreement with the Company, Fortress provides a dedicated management team to the Company whose primary responsibility is to manage the Company.

The Manager provides the Company with access to investment opportunities through its existing business relationships, and with operational and risk management systems, expertise and economies of scale associated with its current business operation. The Manager's principals have an average of 20 years' expertise in the fields of real estate investment, asset-based investing, financing and risk management. They have been involved in acquisitions of over US$37 billion of assets (of which US$13 billion of such assets are in Europe) and issues of over US$20 billion of asset backed securities (of which US$10 billion of such securities have been issued in Europe). The Directors believe that these critical skills position the Manager well, not only to make prudent investment decisions, but also to monitor and manage the credit profile of investments.

In the United States, the Manager has managed Newcastle Investment Corp. and its predecessors since 1998. Newcastle Investment Corp. is a real estate investment trust listed on the New York Stock Exchange which invests in US real estate securities and other real estate assets using a similar investment strategy and financing techniques to those of the Company. In addition to its activities in the United States, as a result of its private equity investments in Germany, the Manager manages, through Gagfah Immobilien Management GmbH, a German residential real estate portfolio of approximately €3.5 billion. Fortress managed funds also currently own a 98 per cent. interest in a real estate company, Mapeley Limited, which has made an application for listing on the London Stock Exchange. Post-listing the interest is expected to be around 64 per cent. Mapeley Limited currently manages around 2 million square metres of real estate in the United Kingdom with a value as at 31 December 2004 of approximately £1.1 billion. Further, through its private equity investments in Italy, the Manager controls Italfondiario SPA, an Italian financial institution which originates and services mortgage loans in Italy. Italfondiario is currently servicing a portfolio of loans with a face value in excess €3 billion.

The Manager has agreed that it will not raise or sponsor any new investment fund, company or vehicle whose investment policies, guidelines or plans target, as its primary investment category, investment in credit sensitive European real estate related securities (it being understood that no such fund, company or vehicle shall be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category).

At 14 June 2005, Fortress's principals and employees owned approximately 11 per cent. of the issued equity capital of the Company (and, assuming the exercise of their options to purchase shares of the Company, approximately 19 per cent. of the then issued share capital). In addition, certain funds managed by the Manager on behalf of third party investors owned approximately 16 per cent. of the Company's issued share capital at 14 June 2005. In connection with the Offer, the Company has granted to the Manager an additional Option to purchase Shares of the Company at the Offer Price, representing 10 per cent. of the number of New Shares being offered hereby, subject to adjustment if the Over-allotment Option is exercised.

Use of proceeds

The proceeds of the Offer will be used to repay outstanding debt, borrowed under a revolving €50 million credit facility with Deutsche Bank AG, London, and to invest in Target Investments in accordance with the Company's investment guidelines to increase the size and diversification of the Company's portfolio. After the repayment of debt and pending investment of the proceeds of the Offer in Target Investments (which is expected to have been substantially completed by December 2005), the Company expects to hold the remaining proceeds in cash, near cash deposits or cash equivalents.

Dividend policy

The Company currently pays regular quarterly dividends to Shareholders and the Directors intend to continue this policy. The Company's aim is to pay all or substantially all of its earnings in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company). Since the initial public offering in June 2004, the Board of Directors of the Company has declared the following dividends:

	Record Date	Payment Date	Per Share Dividend
2004 — Third quarter	29 October 2004	5 November 2004	€0.30
2004 — Fourth quarter	4 March 2005	11 March 2005	€0.33
2005 — First quarter	29 April 2005	6 May 2005	€0.33
2005 — Second quarter	24 June 2005	15 July 2005	€0.35
Total dividends to date			€1.31

24 June 2005 is the record date to determine the Shareholders who are entitled to receive the Company's most recent quarterly dividend in the amount of €0.35 per Share, representing an annualised rate of €1.40 per Share, for the quarter ended 30 June 2005. Accordingly, such dividend will not be payable in respect of the New Shares.

The Offer

New Shares will be issued pursuant to the Offer. Ten per cent of the New Shares issued pursuant to the Offer will be reserved for subscription by Designated Persons as described in Part VI of these listing particulars. Further Shares representing up to 10 per cent. of the New Shares available in the Offer (before exercise of the Over-allotment Option) may be issued pursuant to the Over-allotment Option. In addition, the Company has granted to the Manager Options representing the right to acquire 10 per cent. of the number of New Shares offered and sold in the Offer at an exercise price per Share equal to the Offer Price (subject to adjustment if the Over-allotment Option is exercised) together with the number of New Shares being issued to Directors.

The Offer Price and the number of New Shares being offered will be determined following completion of an institutional bookbuilding process. Amongst the factors that will be considered in determining the Offer Price will be prevailing market conditions, the closing price of the Shares on the dealing day prior to pricing and the demand for New Shares in the bookbuilding. Details of the Offer Price and the number of New Shares being offered will be contained in supplementary listing particulars expected to be published on or around 24 June 2005.

Assuming the Over-allotment Option and the Manager's Option are not exercised, the Offer will raise up to approximately €87.3 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer).

Lock-up arrangements

The Company has agreed not to issue any Shares (other than Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Option) for a period of 120 days from Admission (subject to certain

exceptions, including where the Sponsor and Joint Global Coordinators have given their consent to the issue or sale, as the case may be).

Dividend Reinvestment Plan

The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If implemented, details of such a plan would be sent to Shareholders following adoption of the plan by the Board of Directors.

Risk Factors

Prior to investing in the New Shares, prospective investors should consider, together with the other information contained in this document, certain risk factors set out in Part I of these Listing Particulars.

The risks set out in Part I of these Listing Particulars are the risks which the Directors currently consider to be material but are not the only risks relating to the Company or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

PART I

CERTAIN RISK FACTORS

General

An investment in the Company is suitable only for investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses (which may be equal to the whole amount invested) which may result from such an investment. There can be no assurance that the Company's investment objectives will be achieved. Prospective investors should carefully review and evaluate the risks and the other information contained in this document before making a decision to invest in the Company. Prospective investors should immediately seek their own personal financial advice from their independent professional financial adviser authorised under the Financial Services and Markets Act 2000 or other advisers such as legal advisers and accountants.

Prospective investors should be aware that the value of the Shares and the income from them may decrease and that they may not realise their initial investment. In addition, the market price of Shares may be less than the underlying value of the Company's net assets.

The risks set out below are the risks which the Directors currently consider to be material but are not the only risks relating to the Company or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

Risks Relating to the Business

The Company has a limited operating history and, accordingly, it is difficult to evaluate an investment in the Company's shares

The Company commenced operations in October 2003 and closed its first CDO transaction on 8 June 2004. It closed two further CDO transactions on 28 April 2005 and 5 May 2005 and acquired a portfolio of German real estate assets from Deutsche Bank in December 2004. It is difficult to evaluate the Company's future prospects and an investment in the New Shares due to its limited operating history. The results of the Company's operations will depend on many factors, including the availability of opportunities for the acquisition of assets, the level and volatility of interest rates, readily accessible short-term and long-term funding alternatives, conditions in the financial markets and economic conditions.

The Company's ability to generate its desired returns will depend on its ability to identify and invest in suitable investment opportunities

The ability of the Company to effectively implement its investment strategy and achieve its desired investment returns may be limited by its ability to source appropriate investments. Until such time as the Company is able to invest in suitable investments, its funds may not be fully invested. The Company's funds may be held on cash deposit pending investment.

In addition, the Company may be subject to significant competition in seeking investments. Some of the Company's competitors may have greater resources and the Company may not be able to compete successfully for investments. Furthermore, competition for investments may lead to the price of such investments increasing which may further limit the Company's ability to generate its desired returns.

Extensive borrowings may adversely affect the Company's return on its investments and may reduce the amount of cash available for distribution to shareholders

The Company leverages its portfolio through borrowings, generally through the use of bank credit facilities, repurchase agreements, mortgage loans, securitisations, including the issuance of CDOs, and other borrowings. The extent of the borrowings depends on the Company's ability to obtain credit facilities and the lender's estimate of the stability of the portfolio's cash flow. The Company has a policy limiting its overall indebtedness to 95 per cent. of the value of the Company's gross assets on an aggregate basis. The Company's return on investments and cash available for distribution to holders of the Shares may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Company's underlying assets.

Due to its extensive borrowings and the fact that it relies upon income from its investments to service these borrowings, the Company may not be able to meet its debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations.

Delays in obtaining suitable financing (including through borrowing) may impair the Company's ability to acquire suitable investments and, as a result, the Company's desired investment returns may be limited.

The Company may finance certain of its investments through repurchase agreements. A decrease in the value of the assets may lead to margin calls which will have to be satisfied and which may reduce the value of Shareholders' investment in the Company. The Company may not have the funds available to satisfy any such margin calls, which would result in foreclosure by the lenders on the assets.

In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Company.

The Company will be exposed to refinancing risk if it is not able to match fund its assets and liabilities

A key to the Company's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures, which aim to match assets and liabilities with respect to maturities and interest rates. This technique is intended to limit the Company's refinancing risk, including the risk of being unable to refinance an investment or refinance on favourable terms. With respect to real estate investments, the Company's strategy is, where practicable, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely. However, there is a risk it may not be able to employ this strategy with respect to certain of its investments, which may expose the Company to refinancing risks. In addition, such alternative financing structures may have less favourable economic terms.

In addition, when financing investments through CDO issuances, the Company generally expects to accumulate securities through an arrangement in which a third party provides short-term financing pending the issuance of the CDO securities on the security of a cash deposit with such third party. Under such arrangement, if such CDO financing were not consummated, the Company would be required either to purchase the securities and obtain other financing for such purchase, or to pay the third party the lesser of the difference between the price it paid for the securities and the price it sold such securities or the Company's deposit.

If the Company breaches covenants under its financing agreements it could be forced to sell assets

The Company intends to be party to various loan, repurchase and other financing agreements which it expects will contain financial covenants that could, among other things, require it to maintain certain financial ratios. Should the Company breach the financial or other covenants contained in any loan, repurchase or other financing agreement, the Company may be required immediately to repay such borrowings in whole or in part, together with any attendant costs. If the Company does not have sufficient cash resources or other credit facilities available to make such repayments, it may be forced to sell some or all of the assets comprising its investment portfolio. To the extent that the Company's borrowings are secured against all or a portion of its assets, a lender may be able to sell those assets. Moreover, any failure to repay such borrowings or, in certain circumstances, other breaches of covenants under the Company's loan or repurchase agreements could result in the Company being required to suspend payment of its dividends.

Cross-default provisions in the Company's financing arrangements could result in a substantial loss for the Company

The Company's financing arrangements may contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements. Such cross-default provisions could therefore magnify the effect of an individual default and if such a provision was exercised this could result in a substantial loss for the Company.

Changes in tax laws or their interpretation could affect the intended tax treatment for investments using Special Purpose Vehicles

The Company holds a substantial amount of its investments through Special Purpose Vehicles. For tax and other reasons, the Company's investments in the SPVs are likely to be funded wholly or partly by way of a series of debt instruments with the equity of such SPVs held by one or more third parties. The Company structures its SPVs so that they are substantially exempt from income taxes in their jurisdiction of incorporation and conducts their affairs so as not to be subject to, or subject to minimal, income tax in the jurisdictions in which they operate.

Further the Company structures the SPVs so that they only hold assets that are not subject to withholding taxes on distributions made by, or on realisations of, the assets.

However, tax laws may change or be subject to differing interpretations, possibly with retroactive effect, so that the tax consequences of a particular investment or SPV structure may change after the investment has been made or the SPV has been established with the result that investments held by SPVs may be required to withhold tax or the SPVs themselves may become liable to tax, in each case resulting in the Company's returns being reduced.

The value of the Company's investments may fluctuate as a result of factors outside its control

The value of the Company's investments may fluctuate as a result of factors such as changes in regulatory requirements and applicable laws (including in relation to taxation and planning), political and economic conditions in certain geographic locations, the condition of financial markets, the financial condition of the obligors, issuers of the investments or customers, developments or trends in any particular industry, potentially adverse tax consequences, enhanced accounting and control expenses.

In relation to real estate specifically, rental levels and the market value for properties are generally affected by overall conditions in the relevant economy, such as growth in gross domestic product, employment trends, inflation and changes in interest rates. Rent reviews may not be agreed at the rental values estimated by the Company. Both rental income and property values may also be affected by other factors specific to the relevant real estate market.

Many of the Company's investments are in subordinated securities

A significant portion of the Company's investments consist of securities that are subordinated in right of payment and ranked junior to other securities that are secured by or represent ownership in the same pool of assets.

In general, losses on an asset securing a mortgage loan included in a securitisation will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. The "first loss" holder is the holder of the most junior securities, being the securities most at risk if the value of the collateral falls below the loan amount. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which the Company invests, the Company may not be able to recover all of its investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator of the loan, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage backed securities, the securities in which the Company invests may effectively become the "first loss" position behind the more senior securities.

In addition, certain of the Company's investments have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result of these features, subordinated securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets.

Subordinated securities generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinated investors in asset backed securities will generally not result in the default being declared on the relevant transaction and the transaction will not be restructured or unwound first. Furthermore, because subordinated securities may represent a relatively small percentage of all securities secured by the same asset pool, the impact of a relatively small loss on the overall pool may be substantial on the holders of such subordinate securities.

The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying mortgage backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitisation structure may be insufficient to protect the Company against loss of its principal on these securities.

The Company's investments may be subject to delinquency, foreclosure and loss

The mortgage loans underlying the mortgage backed securities that the Company invests in and the mortgage loans that the Company invests directly in are subject to delinquency, foreclosure and loss. Commercial

mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans.

In the event of any default under a mortgage loan held directly, the Company is expected to bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Company's anticipated return on the foreclosed mortgage loan.

Residential mortgage backed securities evidence interests in or are secured by pools of residential mortgage loans and commercial mortgage backed securities evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage backed securities that the Company will invest in are subject to all of the risks of the underlying mortgage loans.

Concentration in any one industry, region or country may increase risk of defaults on debt obligations

Whilst the Company intends to diversify its portfolio of investments in the manner described in Part III of these Listing Particulars the risk that payments on the Company's investments could be adversely affected by defaults on debt obligations is likely to be increased to the extent that the Company's portfolio is concentrated in any one industry, region or country as a result of the increased potential for correlated defaults in respect of a single industry, region or country as a result of downturns relating generally to such industry, region or country. Except as described in Part III of these Listing Particulars, the Company is not required to observe specific diversification criteria.

Insurance on real estate or other assets may not cover all losses

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds might not be adequate to restore the Company's economic position with respect to the affected real property. As a result of the events of 11 September 2001, insurance companies are limiting and/or excluding coverage for acts of terrorism in insurance policies. As a result, the Company may suffer losses from the impact on investments of acts of terrorism or otherwise that are not covered by insurance. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in the affected property as well as anticipated future turnover from that property. In addition, the Company could be liable to repair damage caused by uninsured risks. The Company would also remain liable for any debt or other financial obligation related to that property. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

The investments which the Company holds are generally illiquid

The investments which the Company holds are generally illiquid, and the securities that the Company may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws,

resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the securities and loans that the Company has acquired as well as a majority of the securities that the Company expects to acquire have been purchased or may be purchased in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. Properties that the Company has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Company's ability to vary its portfolio or dispose of or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions, including, in relation to real estate, the exercise by tenants of their contractual rights such as those which enable them to vacate properties. This could have an adverse effect on the Company's financial condition and results of operations, with a consequential adverse effect on the market value of the Company's Shares or on the Company's ability to make expected distributions to its shareholders.

Fluctuations and changes in interest rates may cause losses

Changes in interest rates can affect the Company's net interest income, which is the difference between the interest income earned on interest-earning investments and the interest expense incurred on interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, the Company's ability to acquire loans and securities, the value of its securities and the Company's ability to realise gains from the settlement of such assets.

In the event of a significant rising interest rate environment and/or economic downturn, mortgage and loan defaults may increase and result in credit losses that may be expected to affect the Company's liquidity and operating results adversely. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Company's control.

The Company's ability to execute its business strategy, particularly the growth of its investments, depends to a significant degree on its ability to obtain additional capital. The Company's CDO strategy is dependent on its ability to place the match-funded debt used to finance European real estate securities and other asset backed securities investments at spreads that provide a positive arbitrage. If spreads for CDO liabilities widen, or if demand for such liabilities ceases to exist, then the Company's ability to execute future CDO financings will be severely restricted.

The Company's operating results will depend in large part on differences between the income from its assets, net of credit losses, and its financing costs. The Company anticipates that, in most cases, for any period during which its assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Company's net income. Increases in these rates will tend to decrease the Company's net income and market value of assets. Interest rate fluctuations resulting in the Company's interest expense exceeding interest income are expected to result in operating losses for the Company.

The value of investments is subject to changes in credit spreads

The value of the real estate securities and other asset backed securities will be subject to changes in credit spreads as a result of changes in interest rates and market demand. The value of these securities is dependent on the yield demanded on these securities by the market. Excessive supply of these securities or a reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider", spread over a benchmark rate to value such securities. Under such conditions, the value of the Company's securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten", the value of the Company's securities portfolio would tend to increase.

Furthermore, shifts in the market's expectations of future interest rates would also affect the yield required on the Company's securities and therefore their value. This would have similar effects on the Company's portfolio and the Company's financial position and operations as a change in spreads.

The Company's investments in mortgage loans will also be subject to changes in credit spreads. The value of the loans is expected to be dependent upon the yield demanded by the market based on their credit. The value of the Company's portfolio would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate. If the value of the Company's mortgage loan portfolio were to decline, it could affect its ability to refinance such portfolio upon the maturity of any related financing. Any

credit or spread losses incurred with respect to the Company's mortgage loan portfolio would affect it in the same way as similar losses on its Target Investments and other asset backed securities portfolio as described above.

Hedging transactions may limit gains or result in losses

The Company intends to use derivatives for the purposes of efficient portfolio management. This strategy has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to shareholders and that such losses may exceed the amount invested in such instruments. The Company intends to use derivative instruments, including forwards, futures, swaps and options, in its risk management strategy to limit the effects of changes in interest rates and foreign exchange rate movements on its operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position. The Company will also be exposed to the credit risk of the relevant counterparty with respect to relevant payments under derivative instruments. The Company's profitability therefore may be adversely affected as a result of the use of derivatives.

Insolvency of obligors under investments may prevent payment in full or on time

Investments may be subject to various laws for the protection of creditors in the jurisdictions of incorporation of the obligor and, if different, the jurisdictions from which the obligor conducts its business and in which it holds its assets, which may adversely affect such obligor's ability to make payment on a full or timely basis. These insolvency considerations will differ depending on the country in which an obligor or its assets is located and may differ depending on the legal status of the obligor.

The ability of the Company to sell investments and reinvest the proceeds may be restricted

The Manager may, on behalf of the Company, dispose of certain of its investments and reinvest the proceeds thereof in substitute investments subject to compliance with the Company's investment guidelines and certain other conditions, including the terms of CDO issuances. The earnings with respect to such substitute investments will depend, among other factors, on reinvestment rates available at the time and on the availability of investments satisfying the investment guidelines and otherwise acceptable to the Manager. The need to satisfy such guidelines and identify acceptable investments may require the Manager to purchase substitute investments with a lower yield than those initially acquired or require that the sale proceeds be maintained temporarily in cash which may reduce the yield.

Disparities between the availability of suitable investments and the availability of suitable funding may lead to inefficiencies in financing

The Company intends to acquire Target Investments and finance them on a long-term basis.

During the period that the Company will acquire securities falling within the Target Investments, it may finance its purchases through relatively short-term credit facilities. The Company expects to use credit facilities such as "warehouse" lines of credit to finance the acquisition of securities falling within the Target Investments until a sufficient quantity of assets is accumulated at which time the Company may refinance these lines through a securitisation, such as CDO issuance, or other long-term financing. As a result, the Company is subject to the risk that it will not be able to acquire, during the period that its warehouse facility is available, a sufficient amount of eligible securities to maximise the efficiency of a financing. In addition, conditions in the capital markets may make the issuance of a financing less attractive to the Company when it does have a sufficient pool of collateral. If the Company is unable to issue debt securities to long-term finance these assets, it may be required to seek such other forms of potentially less attractive, more costly financing or otherwise to liquidate the assets.

Prepayment rates may increase, which may adversely affect the yields on investments

The value of the Company's assets may be affected by prepayment rates on mortgage loans that serve as collateral for certain of the investments. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of the mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declines in interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case the Company would not have the prepayment proceeds available to invest in assets with higher yields. Under

certain interest rate and prepayment scenarios the Company may fail to recoup fully the Company's cost of acquisition of certain investments.

The Company may be liable for any environmental issues on or in its real estate investments

The Company may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in a real estate investment held by the Company. The costs of any required remediation or removal of such substances may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect the owner's ability to sell or lease the real estate or to borrow using the real estate as collateral. Laws and regulations may also impose liability for the release of certain materials into the air or water from a real estate investment, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of and impose liability for the disturbance of wetlands or the habitats of threatened or endangered species.

Property valuation is inherently subjective and uncertain

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. The valuation report in Part XII of these Listing Particulars is made on the basis of assumptions which may not prove to reflect the true position. There is no assurance that the valuations of the properties will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

The Company's operating performance could be affected by various factors

The Company's operating performance would likely be adversely affected by a downturn in the property market in terms of capital and rental values. In the event of a default by a tenant or during a void period (for example following vacation by a tenant), the Company will suffer a rental shortfall and incur additional expenses until the property is re-let. These expenses could include legal and surveying costs in re-letting, maintenance costs, service charges, insurances, business rates and marketing costs.

Real estate property values and net operating income from leases can be affected by various factors, including the volatility of property revenue and the relevant property's operating leverage, which generally refers to (i) the percentage of total property operating expenses in relation to total property revenue, (ii) the breakdown of property operating expenses between those that are fixed and those that vary with revenue, and (iii) the level of capital expenditure required to maintain the property and retain or replace tenants.

The net operating income and market value of real estate investments may be adversely affected by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by business closures or slowdowns and other factors); political events; local property market conditions (such as an oversupply of commercial property); perceptions by prospective tenants and other users of specific properties of the safety, convenience, condition, services and attractiveness of such properties; the proximity and availability of competing alternatives to the properties; access to public transportation and major roads; the ability of the Manager to provide capable management and adequate maintenance of the relevant properties; demographic factors; consumer confidence; unemployment rates; customer tastes and preferences; retroactive changes to building or similar regulations; and increases in operating expenses (such as energy costs).

The age, construction, quality and design of the buildings on a particular property may affect its occupancy levels as well as the rents that may be charged for individual leases. Over time, there may be a requirement for increased maintenance costs and necessary capital improvements in order to maintain a property and to attract and satisfy major tenants. Also, construction will deteriorate over time if adequate maintenance is not scheduled and performed in a timely fashion. If, competing properties of a similar type are built in the area where a property is located or similar properties in the vicinity of a property are substantially updated and refurbished, the value and net operating income of such property could be reduced.

Some of the properties acquired by the Company may not readily be convertible to an alternative use if such properties were to become unprofitable due to competition, age of the improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditure. Thus, if the operation of any such property becomes unprofitable the liquidation value of any such property may be substantially less.

The Company has taken, and may take, on additional lease liabilities

The Company has acquired and may in future acquire lease liabilities and obligations in connection with portfolio acquisitions and will be adversely affected to the extent that it is not able to manage future mismatches between its liabilities and obligations and the corresponding liabilities and obligations of the Company's tenants.

Income received from, and the value of, properties held by the Company may be adversely affected by a number of factors

Income received from, and the value of, properties held by the Company may be adversely affected by a number of factors, including:

(a) vacancies that lead to reduced occupancy rates which reduce the Company's income and its ability to recover certain operating costs such as service charges;

(b) the Company's ability to collect rent from tenants and other contractual payments on a timely basis or at all;

(c) tenants seeking the protection of bankruptcy laws which could result in delays in receipt of rental and other contractual payments, inability to collect such payments at all or the termination of a tenant's lease, or which could hinder or delay the sale of properties;

(d) the amount of rent and the terms on which lease renewals and new leases are agreed being less favourable than current leases;

(e) a competitive rental market may affect rental levels or occupancy levels at the Company's properties; and

(f) changes in laws and governmental regulations in relation to real estate, including those governing permitted and planning usage, taxes and government charges. Such revisions may lead to an increase in management expenses or unforeseen capital expenditure to ensure compliance. Rights related to particular properties may also be restricted by legislative actions, such as revisions to existing laws or the enactment of new laws.

Risks Relating to Real Estate Investments

As at 31 March 2005, the Company's real estate investments amounted to 20 per cent. of the Company's gross assets and comprised a portfolio of 96 properties (contained in 110 parcels of real estate for the purposes of the relevant municipal register) purchased in a sale/leaseback transaction with Deutsche Bank in December 2004. The portfolio is approximately 295,000 square metres spread across 90 cities and towns throughout Germany and predominantly consists of office buildings. The portfolio contains approximately 11 per cent. of Deutsche Bank's retail bank branches in Germany which are leased to the bank for a term of between 3 and 10 years.

Risks Relating to Office Properties

Office properties generate a significant portion of gross rent due to the Company from its Current Real Estate Portfolio. The income from and market value of an office property, are subject to a number of risks. In particular, a given property's age, condition, design, access to transportation and ability to offer certain amenities to tenants affect the ability of such a property to compete against other office properties in the area in attracting and retaining tenants. Other important factors include the quality of a building's existing tenants, the quality of its property manager, the attractiveness of the building and the surrounding area to prospective tenants and their customers or clients, access to public transportation and major roads and the public perception of safety in the surrounding neighbourhood. Attracting and retaining tenants often involves refitting, repairing or making improvements to office space to accommodate the type of business conducted by prospective tenants or a change in the type of business conducted by existing major tenants. Such refitting, repairing or improvements are often more costly for office properties than for other property types.

Local and regional economic conditions and other related factors also affect the demand for and operation of office properties. For example, decisions by companies to locate an office in a given area will be influenced by factors such as labour cost and quality, and quality of life issues such as those relating to schools and cultural amenities.

Also, changes in local or regional population patterns, the emergence of telecommuting, sharing of office space and employment growth influence the demand for office properties and the ability of such properties to generate income and sustain market value. In addition, an economic decline in the businesses operated by tenants

can affect a building and cause one or more significant tenants to cease operations and/or become insolvent. The risk of such an adverse effect is increased if revenue is dependent on a single tenant or a few large tenants or if there is a significant concentration of tenants in a particular business or industry.

Each of the foregoing circumstances and events may, individually or in the aggregate, adversely affect the income from and market value of the Current Real Estate Portfolio.

Geographic Concentration; The Economy of Germany

Currently, the Company's real estate assets are located across 15 federal German states, with the majority of the properties located in the states of North Rhine Westphalia and Baden Württemberg and 12 per cent. (by space according to a valuation done on or around the time of the acquisition) located in the former East German States. The performance of the properties depend on the strength of the local economies of such regions and of the German economy generally. The level of economic activity in general will affect net absorption of commercial and retail space and increases in rental rates. The economy of the regions where the properties are located may be adversely affected to a greater degree than that of other areas of Germany or elsewhere by developments affecting industries or other economic activity concentrated in each such region. A weakening of the retail and business sectors in the relevant regions or in Germany generally may adversely affect demand for space at the properties and thus affect each such property's operation, lessen its market value and also lead to increased vacancy rates. Conversely, strong economic conditions could lead to increased building activity and increased competition for tenants. In either case, the operation of the properties could be adversely affected.

A decline in the commercial property market, in the financial condition of a major tenant or a general decline in the local, regional or national economy will tend to have a more immediate effect on the net operating income of properties with short-term revenue sources, such as the properties, and may lead to higher rates of delinquency or defaults under the leases at the properties.

Each of the foregoing circumstances and events may, individually or in the aggregate, adversely affect the income from and market value of the properties.

Risks Relating to the Company

The Company's ability to pay dividends will depend on it receiving sufficient earnings from underlying investments

The Company currently intends to pay quarterly dividends and to make distributions to Shareholders in amounts such that all or substantially all of the Company's net income after any tax in each year, subject to certain adjustments, is distributed. All distributions will be made at the discretion of the members of the Board of Directors and will depend on the Company's earnings, financial condition and such other factors as the Board of Directors may deem relevant from time to time including limitations under Guernsey company law and the Listing Rules. There can be no assurances that the Company will be able to pay dividends in the future. Dividends will not be paid unless the Company generates sufficient earnings.

The Directors believe that the Company will be classified as a PFIC for US federal income tax purposes

Based on the Company's projected income, assets and activities, the Directors believe that it will be classified as a PFIC for US federal income tax purposes. Unless a US investor makes an election to treat the Company as a "qualified electing fund", or ("QEF"), or makes a "mark-to-market" election with respect to its Shares, "excess distributions" to the US investor, and any gain recognised by the US investor on a disposition of its Shares, would be subject to adverse tax consequences. Among other consequences, dividends paid by the Company would be taxed at the regular rates applicable to ordinary income, rather than the 15 per cent. maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. US investors that make a QEF election will be subject to tax on their pro rata share of the Company's earnings or net capital gains, whether or not they receive any distributions from the Company. As a result, US investors may recognise income in a taxable year in amounts significantly greater than the distributions they receive from the Company. US investors that make a mark-to-market election will be required for each taxable year that the Shares are held, and upon a disposition of such Shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their Shares and the adjusted tax basis of such Shares. The amount of losses that a US investor may recognise under the mark-to-market rules, however, is limited. See "Tax Considerations — United States Taxation".

Risk of adverse tax consequences by reason of having a permanent establishment

If the Company, its SPVs or any subsidiaries were treated as having a permanent establishment in any country in which it invests, income attributable to such permanent establishment may be subject to tax on a net basis.

Foreign investment risk and currency rate exposure

The Company's accounts will be denominated in euros while investments are likely also to be made and realised in other currencies. Changes in rates of exchange may have an adverse effect on the value, price or income of the investments in the Company. A change in foreign currency exchange rates may adversely impact returns on the Company's non-euro denominated investments. The Company's principal direct non-euro currency exposure is expected to be to the UK pound sterling. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's holdings.

Movements in the foreign exchange rate between euros and the currency applicable to a particular Shareholder may have an impact upon such Shareholder's returns in its own currency of account.

The Shares are subject to restrictions on transfers

The Shares have not been registered in the United States under the Securities Act or under any other applicable securities law and are subject to restrictions on transfer contained in such laws and in ERISA.

There are additional restrictions on the resale of Shares by Shareholders who are located in the United States or who are US Persons and on the resale of Shares by any Shareholders to any person who is located in the United States or is a US Person. Prospective investors should refer to the section "Transfer Restrictions" in Part IX of these Listing Particulars.

Risk of the Company's assets being deemed "plan assets" if it has ERISA investors

Unless an exception applies, if 25 per cent. or more of the Shares (calculated in accordance with ERISA) or any other class of equity interest in the Company are owned, directly or indirectly, by pension plans or other Benefit Plan Investors, and any of such Benefit Plan Investors are subject to ERISA or Section 4975 of the Code, assets of the Company could be deemed to be "plan assets" subject to the constraints of ERISA. Accordingly, no Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code will be permitted to acquire the Shares. Prospective investors should refer to "ERISA Considerations" and "Transfer Restrictions" under Part IX of these Listing Particulars.

The Company will not be registered under the US Investment Company Act

The Company will not be registered as an investment company in the United States under the Investment Company Act. The Investment Company Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Company or investors in the Company.

Shareholders may not be entitled to the takeover offer protections provided by the City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers applies to offers for all listed public companies considered by the Takeover Panel to be resident in the United Kingdom, the Channel Islands (which includes Guernsey) or the Isle of Man.

However, the Takeover Panel will normally consider a company resident in the United Kingdom, the Channel Islands or the Isle of Man only if it is incorporated in one of those jurisdictions and has its place of central management in one of those jurisdictions.

The Takeover Panel may not regard the Company as having its place of central management in the United Kingdom, the Channel Islands or the Isle of Man, in which case the Takeover Panel may decline to apply the City Code to the Company and Shareholders will not receive the benefit of the takeover offer protections provided by the Code.

Future Share issues could dilute the interests of existing Shareholders and lower the price of the Shares

The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer any such Shares to existing Shareholders on a pre-emptive basis. Therefore, it may not be possible for existing Shareholders to participate in such future Share issues, which may dilute the existing Shareholders' interests in the Company. In addition, the issue of additional Shares by the Company, or the possibility of such issue, may cause the market price of the Shares to decline.

Risks Relating to the Manager

The Company's performance is dependent on the Manager, and the Company may not find a suitable replacement if the Manager terminates the Management Agreement

The Company has no employees and no separate facilities and is reliant on the Manager, who has significant discretion as to the implementation of the Company's operating policies and strategies. The Company is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Directors believe that the Company's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse effect on the performance of the Company.

There are conflicts of interest in the Company's relationship with the Manager

The Manager or its affiliates manages and invests in other investment vehicles which have investment objectives which overlap with those of the Company, and some of the members of the Board of Directors also serve as officers and/or directors of these other entities. These relationships may lead to conflicts of interest. For example, certain investments appropriate for the Company may also be appropriate for one or more of these other investment vehicles. In these circumstances, the Manager may determine to make a particular investment through another investment vehicle rather than through the Company, provided that, in its judgement, making this decision will not substantially adversely affect the performance of its obligations to the Company under the Management Agreement. When it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager or its affiliates to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment. The Manager may also engage in additional real estate-related management and investment opportunities in the future which may also compete with the Company for investments.

While the Manager does not currently manage any investment vehicle which competes directly with the Company and while the Management Agreement prevents the Manager from raising or sponsoring a vehicle whose investment policies, guidelines or plans target as its primary investment category, investment in credit sensitive European real estate related securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in Target Investments.

The ability of the Manager and its officers and employees to engage in other business activities will reduce the time the Manager spends managing the Company. The Company may engage in a material transaction with the Manager or another entity managed by the Manager provided the transaction is on arm's length commercial terms.

The management compensation structure that the Company has agreed to with its Manager may encourage the Manager to invest in high risk investments. In addition to its management fee, the Manager is entitled to receive incentive compensation based in part upon the Company's FFO. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on FFO may lead the Manager to place undue emphasis on the maximisation of FFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative.

The Management Agreement may be difficult and costly to terminate

Termination of the Management Agreement may be difficult and costly. The term of the Management Agreement is ten years from its commencement, subject to automatic renewal: (i) on the tenth anniversary of its commencement; and (ii) on each three year anniversary of such date, for an additional three year period unless a majority of the Shareholders by vote agree that there has been unsatisfactory performance by the Manager that is

materially detrimental to the Company. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, the Manager may require the Company to purchase its right to receive incentive compensation at its fair market value (determined by independent appraisal to be conducted by an appraisal firm recognised in the United States, and mutually agreed upon by the Company and the Manager) or otherwise the Company must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

Broad investment guidelines provide the Manager with a wide range of potential investments each of which the Directors will not specifically review

The Manager is authorised to follow very broad investment guidelines. The Board of Directors will periodically review the Company's investment guidelines and the Company's investments. However, the Board of Directors does not review each proposed investment. Transactions entered into by the Manager may be difficult or impossible to unwind by the time they are reviewed by the Board of Directors.

The foregoing factors are not exhaustive and do not purport to be a complete explanation of all the risks and significant considerations involved in investing in the Company.

PART II

EUROPEAN ABS AND REAL ESTATE MARKET OVERVIEWS

European ABS Market

The European asset backed securities market has experienced significant growth over the last decade. The Directors estimate that the European market currently consists of approximately US$600 billion of outstanding debt, and new issuance has grown at a compounded annual rate of 32.7 per cent. since 1996.

	European ABS New Issuance								
	1997	1998	1999	2000	2001	2002	2003	2004	2005 (projected)
					(US$ in Billions)				
Real estate related securities	15	13	27	47	73	80	122	161	185
Other ABS	30	25	30	34	49	51	75	137	115
Total(1)	45	38	57	81	122	131	197	298	300

Note:

(1) Numbers in this table are rounded so may not add to the total shown.

Source: Company Estimate

According to the Directors' estimates, new issuance of European ABS reached an all time high of approximately US$298 billion in 2004, including CMBS of US$30 billion. The Directors believe that there will be increasing supply over the next few years of European CMBS, as this market has been consistently growing each year, resembling the scale and growth of the United States market a decade ago. The Directors estimate that European real estate backed securities (CMBS and RMBS) represent the largest component of the European ABS market, accounting for 54 per cent. of all new ABS issuance in 2004.

The European ABS market is diversified by collateral and increasingly diversified by country. While the UK has historically dominated European issuance (in part due to a supportive insolvency regime and favourable lease structures), this is slowly changing, as Italy and Spain become increasingly significant. The Company currently expects France and Germany to grow in importance to the primary market over the medium term and provide increasing liquidity for investors.

The Company expects strong growth in European ABS markets over the next few years. A broadening investor base is expected to increase the efficiency of the ABS market, leading to better execution for issuers. In addition, new capital regulations are expected to put pressure on some originators to securities assets they currently hold in their portfolios.

Types of Securities

Whilst there are a number of types of asset backed securities, CMBS and RMBS continue to represent the bulk of collateral in the European ABS market, accounting for over 55 per cent. of 2005 new issuance to date. CMBS issuers include banks, real estate companies, conduit programmes and other corporates.

CMBS

CMBS are debt securities secured by or evidencing ownership interests in a single mortgage loan secured by a commercial property or a pool of mortgage loans secured by commercial properties. These securities may be senior, subordinate, investment grade or non-investment grade. The yield on CMBS will depend, in part, on the timely payment of interest and principal due on the underlying mortgage loans, and defaults by the borrowers on such loans may ultimately result in deficiencies and defaults on the CMBS. In the event of a default, the trustee for the benefit of the holders of CMBS will typically have recourse only to the underlying pool of mortgage loans and, if a loan is in default, to the mortgaged property securing such mortgage loan. After the trustee has exercised all of the rights of a lender under a defaulted mortgage loan and the related mortgaged property has been liquidated, typically no further remedy will be available. However, holders of relatively senior classes of CMBS will be protected to a certain degree by the structural features of the securitisation transaction within which such CMBS were issued, such as the subordination of the relatively more junior classes of the CMBS.

The credit quality of CMBS depends primarily on the credit quality of the underlying mortgage loans. Among the factors likely to determine the credit quality of a mortgage loan are (i) the principal amount of the

mortgage loan relative to the value of the related mortgaged property at origination and at maturity, (ii) the creditworthiness of tenants occupying the underlying properties, (iii) the purpose of the mortgage loan (e.g., refinancing or new purchase), (iv) the mortgage loan terms (e.g., amortisation, balloon amounts, reserves, prepayment terms, lease duration), and (v) the geographic location of the mortgaged property securing the mortgage loan.

RMBS

RMBS are debt securities secured by or evidencing ownership interests in pools of mortgage loans secured by single family residential properties.

Like CMBS, the yield on RMBS will depend, in part, on the timely payment of interest and principal due on the underlying mortgage loans by the borrowers, and defaults by such borrowers may ultimately result in deficiencies and defaults on the RMBS. In the event of a default, the trustee for the benefit of the holders of RMBS has rights similar to corresponding rights of a CMBS trustee.

Like CMBS, credit quality of the underlying mortgage loans is a function of factors such as (i) the principal amount of the mortgage loans relative to the value of the related mortgaged properties, (ii) the creditworthiness of the borrowers, (iii) the purpose of the mortgage loans (e.g., refinancing or new purchase), (iv) the mortgage loan terms (e.g., prepayment and amortisation), and (v) the geographic location of the properties securing the mortgage loans.

European Real Estate Market

In 2004, the Directors estimate that a total of €95.6 billion was invested in European real estate, representing an increase of 7 per cent. from 2003 and 49 per cent. from 2000. The Directors expect this increase in investment to continue for the remainder of 2005.

The Directors believe that investment in European real estate presents a significant growth opportunity. In particular, the Directors believe that there is substantial opportunity for investment in credit lease real estate via sale-leaseback transactions. Recently, European corporations have been searching for ways to raise capital and are increasingly effecting such sale-leaseback transactions. The growing volume of these transactions marks a departure from a long held practice among European corporations of holding property on-balance sheet. It is also part of a bigger transformation in the way European companies finance, lease and manage property.

Such credit lease transactions (which have been common in the United States for many years) were relatively rare in Europe until recent years, when a recession, increasing competitive pressure and heightened emphasis on shareholder value caused companies to review their balance sheets for non-strategic assets and to consider the divestiture of real estate as a way to raise capital for their core businesses and allow them to reduce debt, invest in new technology or increase flexibility. Such credit lease transactions will provide a company with access to 100 per cent. of the value of its real estate, while retaining control of such real estate.

Throughout Europe, companies have completed real estate transactions totalling approximately €37 billion over the last seven years, and the Directors believe that the potential for more deals is substantial for investors and owner-occupiers, with an estimated €59 billion of aggregate transaction value up to 2009. European companies currently own about 70 per cent. and lease approximately 30 per cent. of the real estate in which they operate, which is roughly the opposite of the proportion in the United States. The Directors believe that credit lease transactions will be a significant method by which investors will invest substantial capital into European real estate over the next three to four years.

PART III

THE COMPANY AND ITS BUSINESS

Introduction

The Company is a closed-ended limited liability investment company formed to invest in the growing ABS and real estate markets in Europe. The Company invests primarily in European real estate related securities and loans, and European real estate assets.

The Company seeks to finance its investments in such a way as to reduce exposure to interest rate, currency and refinancing risk, while retaining flexibility to monitor and manage any potential or perceived credit exposure. The Company's return on equity is the difference, or net spread, between the return on its investments and its costs of financing.

Investment Objectives and Policy

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns for Shareholders through prudent asset selection and the use of match-funded financing structures, where appropriate, which are intended to reduce interest rate, currency and refinancing risks. The Company seeks to deliver returns by optimising the difference between the yield on investments and the cost of financing these investments.

The Company's investment activities cover substantially, but not exclusively, three distinct categories:

(i) European Real Estate Securities and other European Asset Backed Securities:

The Company underwrites and acquires moderately credit sensitive asset backed securities, including CMBS, RMBS and other ABS. The Company generally targets investments with a credit rating, determined by internationally recognised rating agencies, from A down to BB. As of 31 March 2005, its investments in these target securities represented 62 per cent. of the Company's gross assets with an average rating of BBB+.

(ii) European Real Estate Related Loans:

The Company acquires loans made at moderate leverage levels to well capitalised real estate operators with established track records. These loans include real estate related B Notes, mezzanine loans, bank loans, and real estate loans. As of 31 March 2005, its investments in real estate related loans represented 3 per cent. (by carrying value) of the Company's gross assets.

(iii) European Real Estate Investments:

The Company acquires direct and indirect interests in real estate. As of 31 March 2005, investments in real estate represented approximately 20 per cent. of the Company's gross assets.

The Company has also made temporary investments in liquid short-term securities totalling 12 per cent. of its gross assets as of 31 March 2005.

As a result of rounding, these figures aggregate to 97 per cent. as opposed to 100 per cent.

The Company's strategy for real estate investment is primarily to acquire property leased to creditworthy tenants with term financing and to hold these assets for the medium to long-term and lock-in the net spread between financing costs and rental income.

The Company does not have specific policies as to the allocation among types of its investments since its investment decisions depend on changing market conditions. Instead, the Company focuses on relative value and in-depth risk/reward analysis (with an emphasis on asset quality and principal protection), diversification, suitable financing and credit risk management.

Asset Quality and Diversification

The Company seeks to diversify its investments by asset type, industry, location, issuer and tenant. The Company expects that this diversification will help minimise the risk of capital loss.

As at 31 March 2005:

- the Company's securities portfolio comprised 84 securities with an aggregate face amount of €1,205 million. Of this portfolio €1,005 million face value representing 82 securities are non-short term target securities investments with an average investment size of approximately €12 million. The Company also holds €46 million of real estate related loans (by face amount) and approximately €319 million of direct real estate investments;
- of €1,205 million of securities: 7 per cent. was rated AAA, 17 per cent. was rated A1+, 0 per cent. was rated AA, 18 per cent. was rated A, 52 per cent. was rated BBB, 6 per cent. was rated BB and 1 per cent. was rated B; 43 per cent. was CMBS, 13 per cent. was RMBS, 27 per cent. was other ABS and 17 per cent. was short-term paper; and
- of the Company's €46 million real estate related loans (by carrying value), representing 3 per cent. of the Company's gross assets, two loans were secured over commercial real estate or cash in the United Kingdom and one was secured over commercial real estate in France.
- the Company's real estate investments amount to 20 per cent. of the Company's gross assets and comprised a portfolio of 96 properties (contained in 110 parcels of real estate for the purposes of the relevant municipal register) purchased in a sale/leaseback transaction with Deutsche Bank in December 2004. The portfolio is approximately 295,000 square metres spread across 90 cities and towns throughout Germany and predominantly consists of office buildings. It contains 11 per cent. of Deutsche Bank's retail bank branches in Germany and Deutsche Bank is expected to produce 68 per cent. of the portfolio's revenue from 52 per cent. by space in the first year. Deutsche Bank has leased the properties under two arrangements; (i) the first is on fixed leased terms, representing 67 per cent. of the space leased to Deutsche Bank. Approximately two-thirds of this space is leased for ten years; and (ii) the second is on flexible lease terms and represents approximately one-third of the space leased to Deutsche Bank. The bank has the option to vacate half of this space in the first five years, a further ten per cent. on the eighth anniversary and the final 40 per cent. on the tenth anniversary.

Further information is provided in the Valuation Report for Investments Directly in Real Estate contained in Part XII of these Listing Particulars.

Credit Risk Management

Credit risk refers to each individual debt issuer, borrower or tenant's ability to make required interest, principal or rental payments on the scheduled due dates.

The Company makes securities or loan investments that offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these investments is sensitive to the performance of the underlying assets, in relation to securities, the first risk of default and loss is usually borne by the more subordinated securities or other features of the securitisation transaction and, in relation to loans, the selection of moderately leveraged loans to well capitalised borrowers mitigates the risk of principal loss. The Company's real estate investments are intended to offer risk-adjusted returns through the selection of assets leased to tenants who are believed to be of high credit quality.

The Company further reduces credit risk by actively monitoring its investments and their underlying credit quality and, where appropriate, repositioning investments to upgrade their credit quality and yield. A significant portion of the Company's investments are financed with collateralised debt obligations. The Company's CDO securities and loans financings (see "Financing" below) offer structural flexibility to manage credit risk.

Consolidated Subsidiaries

The Company holds its investments either directly, through subsidiaries or indirectly through leveraged special purpose vehicles ("SPVs"). In the case of SPVs, the ordinary share capital of the SPVs is held by a third party trust unconnected to the Company or the Manager, but the SPVs are nevertheless, consolidated with the Company because, in substance, the Company retains the majority of the residual or ownership risks related to each SPV and its assets in order to obtain benefit from the SPV's activities. Currently, the Company holds its securities and loan investments through four SPVs, Eurocastle Funding Limited, Eurocastle CDO I plc, Eurocastle CDO II plc and Eurocastle CDO III plc, all of which are incorporated in Ireland. Over time the Company expects to establish additional SPVs to finance the acquisition of further investments. For a summary of how the Company uses SPVs to implement its match-funded financing strategy (see "Financing Strategy and Match-Funded Discipline" below).

Investments in real estate, such as those assets acquired from Deutsche Bank in Germany in December 2004, are or are expected to be held directly or indirectly through subsidiaries.

The Company does not have, and does not currently anticipate having, any off-balance sheet financing.

Investment Guidelines

The Board of Directors has adopted general guidelines for investments and borrowings to the effect that:

- no single investment by the Company will exceed 20 per cent. of the gross assets of the Company;
- no one real property (including all adjacent or contiguous properties) will, at the time of acquisition, represent more than 15 per cent. of the gross assets of the Company;
- income receivable from any one real property tenant, or tenants within the same group, in respect of any financial year, will not exceed 20 per cent. of the Company's total income in that financial year;
- at least 90 per cent. by value of real properties held will be in the form of freehold or long leasehold properties or the equivalent;
- the proportion of the Company's real property portfolio which is unoccupied or not producing income or which is in the course of substantial development, redevelopment or refurbishment will not exceed 25 per cent. of the value of the Company's gross assets;
- the Company will not retain more than 15 per cent. of its net profits (before gains and losses on the disposal of properties and other investments);
- leverage will not exceed 95 per cent. of the value of the Company's gross assets;
- the Company will not co-invest with the Manager or any of its affiliates (other than Company affiliates) unless (i) the co-investment is otherwise in accordance with the Company's investment guidelines and (ii) the terms of such co-investment are at least as favourable to the Company as to the Manager or such affiliate (as applicable) making such co-investment;
- not more than 10 per cent., in aggregate, of the value of the gross assets of the Company will be invested in other listed investment companies (including listed investment trusts), except where the investment companies themselves have stated investment policies to invest no more than 15 per cent. of their gross assets in other listed investment companies (including listed investment trusts); and
- save in respect of its real estate investments, the Company will not control or seek to control, or be actively involved in the management of, any companies or businesses in which it invests, and will not take legal or management control of investments in its portfolio.

The above guidelines do not apply to the Company's investments in SPVs (or subsidiaries through which any real estate investment is held) and, for example, such investments may represent more than 20 per cent. of the Company's gross assets. The Manager has agreed, however, in the Management Agreement, to manage the assets of any SPV or subsidiary such that the investment policy of the SPV or subsidiary conforms with the investment policies and investment guidelines of the Company. As at the date of these Listing Particulars, the only SPVs managed by the Manager are Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III and Eurocastle Funding and the only subsidiary managed by the Manager is Luxgate S.à.r.l., together with its respective wholly owned subsidiary companies which hold the real estate investments.

The Company may acquire assets from the Manager or its affiliates, including securities issued by the Manager or its affiliates, and the Company may sell assets to the Manager and its affiliates, including securities issued by the Manager and its affiliates, provided in each case that such transaction complies with the Company's investment guidelines and the transaction is on arm's length commercial terms.

In accordance with the requirements of the UK Listing Authority:

- the conditions set out in paragraphs 21.27(e) to (i) (as applicable) of the current Listing Rules, and which form part of the investment guidelines, will be met;
- any material change in the investment policies will only be made with the approval of the Shareholders by ordinary resolution; and
- distributable income is expected to be derived from investment and the Company and any SPVs will not conduct any trading activity which is significant in the context of the group as a whole.

Target Investments

The Company intends to invest in the following categories of investments.

European Real Estate Securities and other European Asset Backed Securities

CMBS

The Company expects that the majority of its CMBS investments will be rated by at least one internationally recognised rating agency. The majority of investments in CMBS are intended to consist of securities that are part of a capital structure or securitisation where the rights of such class to receive principal and interest are subordinate to senior classes but senior to the rights of lower rated classes of securities.

RMBS

The Company expects to invest in RMBS of a credit quality similar to that described above for CMBS.

Other Asset Backed Securities

The Company may also make investments in other types of asset backed securities which are backed by various other types of collateral such as loans to small and medium sized companies, non-performing mortgage loans, whole business loans, aircraft loans, sub-prime mortgage loans, auto loans and credit card loans.

European Real Estate Related Loans

The Company also invests in portfolios of European mortgage loans. These loans may take the form of "B Notes". A "B Note" is typically a privately negotiated loan (a) secured by a first mortgage on a single large commercial property or group of related properties and (b) subordinated to an "A Note" secured by the same first mortgage on the same property. The subordination of a B Note is typically evidenced by an inter-creditor agreement with the holder of the related A Note. The Company may acquire B Notes in negotiated transactions with the originators, as well as in the secondary market.

European Real Estate

The Company intends to invest in real estate generally by purchasing properties leased to high quality tenants on a credit lease basis. Credit leases generally place the economic burden of ownership on the tenant by requiring them to pay the costs of maintenance, insurance, taxes, structural repairs and other operating expenses.

The Company may also selectively pursue special investment situations where the Manager believes cash flows have been mispriced, such as discounted securities in particular sectors or jurisdictions which have fallen out of favour due to economic pressures, regulatory issues or illiquidity.

Whilst the Company intends to diversify its investment portfolio in the manner described above, as a result of changing market conditions, the Company cannot predict with any certainty the percentage of its assets that will be invested in each category of Target Investments.

Financing Strategy and Match–Funded Discipline

The Company employs leverage in order to achieve its return objectives. The Company does not have a predetermined target debt to equity ratio as the Directors believe the appropriate leverage for the particular assets that the Company is financing depends on the nature and credit quality of those assets. As at 31 March 2005, the Company's debt to equity ratio was approximately 7 to 1 or 86 per cent. of gross assets. The Company maintains access to a broad array of capital resources in an effort to insulate its business from potential fluctuations in the availability of capital. The Company utilises multiple forms of financing including CDOs, which as at the date of these Listing Particulars amounted to a face value of €400 million in respect of Eurocastle CDO I, €400 million in respect of Eurocastle CDO III and £200 million in respect of Eurocastle CDO II, term loans, as well as short term financing in the form of repurchase agreements. The Manager may elect for the Company to bear a level of refinancing risk on a short term or longer term basis, such as is the case with investments financed with repurchase agreements, when, based on all of the relevant factors, bearing such risk is advisable. The Company utilises leverage for the sole purpose of financing its portfolio and not for the purpose of speculating on changes in interest rates.

The Company attempts to reduce interim refinancing risk and to minimise exposure to interest rate fluctuations through the use of (a) match-funded financing structures whereby it seeks in respect of debt obligations: (i) to match the maturities of the Company's debt obligations with the maturities of its assets and (ii) to match the interest rates on the Company's investments with like-kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies; and (b) in the case of real estate investments, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely. This allows the Company to minimise the risk of having to refinance its liabilities prior to the maturities of its assets, or expiry of its leases in the case of real estate investments, and to reduce the impact of changing interest rates on the Company's earnings.

As at 31 March 2005, the weighted average life of the Company's securities portfolio (excluding short-term securities) was 3.9 years and for the loan portfolio it was 4.5 years. As at 31 March 2005, the weighted average life of the Company's liabilities (excluding short-term liabilities) was 3.8 years.

CDOs

The Company intends to utilise securitisation structures, such as CDOs, as well as other financing structures (for example long-term bank debt, commercial paper programmes, bond issues and other long-term financing techniques) to match-fund certain Target Investments.

CDOs are multiple class debt securities, or bonds, secured by pools of collateral consisting of assets, such as mortgage backed or other asset backed securities. In the Company's case, the collateral will be certain Target Investments. Like typical securitisation structures, in a CDO (a) the assets are held by a bankruptcy remote SPV and financed by the issue by the SPV of one or more classes of bonds, (b) further qualifying assets are acquired with the balance of the bond proceeds until a target amount has been so acquired (during an investment period which is typically 6 to 18 months after the bonds are issued), (c) the assets are pledged to a trustee for the benefit of the holders of the bonds, (d) one or more classes of the bonds are rated by one or more rating agencies, and (e) one or more classes of the bonds are marketed to a wide variety of fixed income investors, all of which enables the CDO sponsor to achieve a relatively low cost of long-term financing. Unlike typical securitisation structures, the Company may structure its CDOs such that the underlying assets may be sold, subject to certain limitations, without a corresponding pay-down of the CDO debt during the reinvestment period (which is typically three to five years), provided the proceeds are reinvested in certain qualifying assets. Such CDO structures will enable the Manager to manage, subject to certain limitations, the pool of underlying assets. The Directors believe that the Company's CDO financing structures will enable it to lock in a long-term cost of funds and minimise the risk that it has to refinance its liabilities prior to the maturities of its investments while giving the flexibility to manage credit risk.

Under a CDO financing structure, a portfolio of Target Investments (other than direct real estate investments) satisfying Eurocastle's credit and diversification investment criteria is assembled and held by an SPV. To help finance the purchase of the underlying investments, the SPV may issue a series of notes. Notes issued pursuant to a CDO transaction typically:

- are rated by one or more rating agencies (typically 50 per cent. — 70 per cent. or more of each CDO issuance is rated "AAA");
- are listed on a recognised securities exchange (for example, Luxembourg or Ireland);
- are not subject to redemption at the request of any third party holders (and thus will not be subject to refinancing risk for mismatched maturities);
- are sold primarily to institutional investors; and
- only have a claim on the collateral of the issuer.

Eurocastle CDO I

On 8 June 2004, the Company closed its first CDO financing, Eurocastle CDO I, whereby a portfolio of real estate securities and other asset backed securities were purchased by a consolidated subsidiary which issued €372 million face amount of investment grade senior and mezzanine bonds and €28 million face amount of non-investment grade mezzanine and subordinated bonds.

Eurocastle CDO II

On 5 May 2005, the Company completed a CDO financing, Eurocastle CDO II, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding US private placement by Eurocastle CDO II plc of £191 million of investment grade senior and mezzanine bonds and £9 million of subordinated bonds. The Company and its consolidated subsidiaries retained £17.5 million of the mezzanine and subordinated bonds issued by Eurocastle CDO II.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO II plc secured a delayed draw commitment from the holder of a delayed draw note that it issued, which entitles it to draw down up to £51 million from the purchaser of the AAA bonds over the course of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20 per cent. is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full £51 million delayed draw amount such that the aggregate debt issued at this time amounts to £200 million.

The weighted average credit rating of Eurocastle CDO II's portfolio of securities at closing was BBB. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Company expects that this diversification will mitigate the risk of capital loss to the portfolio.

Eurocastle CDO III

On 28 April 2005, the Company completed a CDO financing, Eurocastle CDO III, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding US private placement by Eurocastle CDO III plc of €383 million of investment grade senior and mezzanine bonds and €17 million of subordinated bonds. The Company and its consolidated subsidiaries retained €30 million of mezzanine and subordinated bonds.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO III plc secured a delayed draw commitment from the holder of delayed draw note that it issued, which entitles it to draw down up to €158 million from the purchaser of the AAA bonds for the duration of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20 per cent. is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full €158 million delayed draw amount such that the aggregate debt issued at this time amounts to €400 million.

The weighted average credit rating of Eurocastle CDO III's portfolio of securities at closing was BBB+. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Company expects that this diversification will mitigate the risk of capital loss to the portfolio.

Potential New Financing

The Company, through a newly established SPV borrower, is expecting shortly to enter into a term credit multi-currency facility for €400 million in order to finance investments in asset backed securities and real estate related loans. In accordance with the Company's match funding financing philosophy, this facility is intended to replicate many of the features of a traditional CDO financing including sheltering the SPV borrower from mark to market risk on its investments. The three year extendable facility will allow the SPV borrower more flexibility in its eligibility criteria than those contained in Eurocastle CDO I, Eurocastle CDO II or Eurocastle CDO III, including having substantial flexibility to invest in real estate related loans. The lender is expected to use a rating agency CDO model to determine the level of equity contribution the Company, or a consolidated subsidiary, needs to make to the SPV borrower to maintain the senior financing levels provided by the lender.

Real Estate Financing

The Company will procure medium to long-term secured financing for its real estate investments. It will structure such financing taking into account jurisdiction-specific factors to ensure optimal returns. As at the date of these Listing Particulars, one real estate loan for €246.5 million was outstanding. This loan was used to finance the real estate assets acquired from Deutsche Bank in December 2004 at a loan to value ratio of 85.75 per cent. The tenor of this loan at drawdown was 8.3 years and the loan was made directly to several property-holding subsidiaries and was secured over each of the acquired real estate assets.

Short-Term Financing

The Company currently also uses short-term financing, in the form of repurchase agreements, bridge financings and bank warehousing facilities, as an intermediate step prior to the implementation of its match-funded financing structures. Short-term financing may also be employed in relation to assets which are not suitable to be financed on a long-term basis. Such assets are currently held through Eurocastle Funding, an SPV established by the Company. Any contractual obligations entered into by Eurocastle Funding with third parties may be guaranteed and have recourse to the Company's assets. The assets of Eurocastle Funding are managed by Fortress pursuant to the Funding Management Agreement, a summary of which is set out in Part VII of these Listing Particulars.

Currently the Company has a revolving €50 million credit facility with Deutsche Bank AG, London, some details of which are set out in 7.11 of Part VII of these Listing Particulars.

Amount of Leverage

The amount of equity relative to the external debt will depend, among other things, upon the diversification and quality of the underlying investments. In any case, the total leverage of the Company will not exceed 95 per cent. of its gross assets. As at 31 March 2005, the Company on a consolidated basis had incurred approximately €1,394 million of debt representing 86 per cent. of its gross assets.

For certain risks related to the Company's financing strategy see the risk factors set out in Part I of these Listing Particulars.

Interest Rate and Currency Hedging Activities

The Company and its consolidated subsidiaries may enter into derivative transactions for the purposes of efficient portfolio management, where appropriate, to protect their investments from interest rate fluctuations and foreign exchange fluctuations. These transactions may include swaps, the purchase or sale of collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as the Manager determines is in the best interests of the relevant entity, given the cost of such hedges. The Manager may elect to have the relevant entity bear a level of interest rate and currency risk that could otherwise be hedged when the Manager believes, based on all relevant facts, that bearing such risks is advisable. The Company and its consolidated subsidiaries may enter into derivative transactions to gain exposure to Target Investments but not for speculative purposes.

For a discussion of certain risks related to the Company's and the relevant entity's use of derivatives, see the risk factors set out in Part I of these Listing Particulars.

Dividend and Dividend Policy

The Company currently pays regular quarterly dividends to Shareholders and the Directors expect to continue this policy. The Company's aim is to pay all or substantially all of its earnings in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company). Since the initial public offering in June 2004, the Board of Directors of the Company has declared the following dividends:

	Record Date	Payment Date	Per Share Dividend
2004 — Third quarter	29 October 2004	5 November 2004	€0.30
2004 — Fourth quarter	4 March 2005	11 March 2005	€0.33
2005 — First quarter	29 April 2005	6 May 2005	€0.33
2005 — Second quarter	24 June 2005	15 July 2005	€0.35
Total dividends to date			€1.31

There can be no assurance that the Company will continue to pay dividends at these levels or at all. The Company may revise its dividend policy from time to time.

24 June 2005 is the record date to determine the Shareholders who are entitled to receive the Company's most recent quarterly dividend in the amount of €0.35 per Share, or an annualised rate of €1.40 per Share, for the quarter ended 30 June 2005. Accordingly, such dividend will not be payable in respect of the New Shares.

Current Investments

As of 31 May 2005, the Company's diversified portfolio of securities and loans (not including short-term investments) totalled €1,061 million (face amount). The portfolio consisted of 37 per cent. Sterling-denominated investments and 63 per cent. Euro-denominated investments with collateral spread 46 per cent., 18 per cent., 10 per cent. and 26 per cent. respectively between UK, Italy, Germany and other European countries. It also held the €319 million (by carrying value) of real estate assets located in Germany that it acquired from Deutsche Bank in December 2004. Excluding loans with a face value at €48 million, the securities portfolio had a weighted average credit rating of BBB+.

As at 31 May 2005 (the latest practicable date prior to the publication of this document), all investments made with a value of greater than 5 per cent. of the gross assets of the Company and the 10 largest investments held directly (or indirectly through SPVs) by the Company were as follows:

Investment/Security Name	Asset Type	Percentage of Portfolio	Face Amount (€'000)	Cost Basis (€'000)	Carrying Value (€'000)	Coupon	Discount Margin	Expected Maturity	Credit Ratings S&P	Credit Ratings Moody's	Credit Ratings Fitch
1 Rheinmain 2	Commercial Paper	6	100,000	99,925	99,925	0	−3	13/06/2005	A-1+	P-1	—
2 RBS plc	Certificate of Deposit	5	70,896	70,902	70,902	7	−100	24/06/2005	A-1+	P-1	—
3 HELOC 1X B(1)	CMBS	3	42,094	42,094	41,516	52	52	10/08/2005	AAA	Aa3	—
4 ANNFIN 0 01/10/23	CMBS	2	28,246	28,290	28,387	97	94	24/04/2012	A	A2	A
5 GECO 2002 D	CMBS	2	25,000	24,906	24,769	190	199	03/01/2009	BBB	Baa3	—
6 TREVI IX B	NPL	2	24,000	23,797	24,360	240	292	06/02/2007	—	A2	A
7 NYMPH 2002-1 D	CMBS	1	21,000	20,919	21,374	180	190	23/11/2009	BBB	Baa2	BBB
8 SPLIT2 A	ABS Commercial	1	20,000	20,013	20,010	14	13	06/07/2009	AAA	Aaa	AAA
9 HELOC 1X A(1)	CMBS	1	18,994	18,994	18,857	43	43	10/08/2005	AAA	Aaa	—
10 EURL ID	CMBS	1	18,700	18,734	18,934	140	131	28/03/2007	A	Baa1	—
Total		24	368,930	368,573	369,033						

Descriptions of each of the Investments are as follows:

1. Rheinmain 2 — Short term Notes issued under a commercial paper programme to finance portfolio of highly rated asset-backed securities (80 per cent.) and other receivables. Repayment secured by liquidity facility for 100 per cent. of outstanding commercial paper with sponsor, Deutsche Bank AG, providing letter of credit and overdraft facility as credit enhancement.
2. RBS plc — Certificate of deposit issued by Royal Bank of Scotland (AA rated).
3. HELOC 1X A[(1)] — Securitisation of loan secured on portfolio of 31 Thistle Hotels in UK.
4. ANNFIN 0 01/10/23 — Finance for a 45,000 unit estate of married quarter properties leased to the UK Ministry of Defence.
5. GECO 2002 D — CMBS of 173 loans made by Westfalische Hypothekenbank (now part of Hypo Real Estate Bank AG) in Germany.
6. TREVI 1X B — Securitisation of a portfolio of non-performing loans by Capitalia (formerly Banca di Roma). The portfolio is largely secured by real estate.
7. NYMPH 2001-1 D — Predominantly UK CMBS originated by Bayerische Landesbank, currently comprising 17 loans (reduced from the original 39).
8. SPLIT 2 A — Portfolio of Italian lease contract receivables originated by leasing subsidiary of San Paolo IMI. It contains 23,000 contracts largely to Northern Italian small and medium enterprises.
9. HELOC IX B[(1)] — Securitisation of loan secured on portfolio of 31 Thistle Hotels in UK.
10. EURL 1 D — Pan-European securitisation of 44 (originally 58) loans originated by Rheinische Hypothekenbank AG (now part of Eurohypo AG).

Note:

(1) The borrower of these loans failed to make repayment on the loans' maturity date of the 5th May 2005. The portfolio is now being marketed for sale, with all valuations indicating more than the expected proceeds for repayment of the tranches in which the Company has invested. Neither Moody's nor S&P have seen the non-payment of the underlying loans as a reason to change their assessment of the notes which are due for repayment by 10th May 2007.

Use of proceeds

The proceeds of the Offer will be used to repay outstanding debt, borrowed under a revolving €50 million credit facility with Deutsche Bank AG, London, and to invest in Target Investments in accordance with the Company's investment guidelines to increase the size and diversification of the Company's portfolio. After the repayment of debt and pending investment of the remaining proceeds of the Offer in Target Investments (which is expected to have been substantially completed by December 2005), the Company expects to hold the remaining proceeds in cash, near cash deposits or cash equivalents.

Financial Information

Consolidated Financial Information for the period ended 31 December 2004 are set out in Part X of these Listing Particulars. Unaudited results for the three month period ended 31 March 2005 are set out in Part XI of these Listing Particulars.

There has been no significant change in the financial or trading position of the Company or any SPV since 31 March 2005 being the end of the last financial period for which interim financial statements have been published.

PART IV

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis below provides information which the Company believes is relevant to an assessment and understanding of its consolidated financial position and results of operations. You should read this discussion and analysis in conjunction with the consolidated financial statements and related notes in Parts X and XI of these Listing Particulars.

The following discussion and analysis contains statements reflecting the Directors' views about the Company's future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause the Company's actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, developments in the European property markets, influence of currency fluctuations and inflation, and other factors discussed in Part 1 of these Listing Particulars, may affect the Company's performance. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (or "IFRS") which differ in certain respects from accounting principles generally accepted in the United States.

For the purposes of this section, the term "Company" means Eurocastle Investment Limited and where the context requires, Eurocastle Investment Limited and its consolidated subsidiaries.

Operating Results

	Year ended 31 December		Quarter ended 31 March	
	2004	2003*	2005	2004
	(€'000)	(€'000)	(€'000)	(€'000)
Operating Income				
Interest income	23,902	50	14,709	394
Rental income	344	—	6,349	—
Gain on securities portfolio contract	4,141	611	—	2,562
Realized gain on disposal of available-for-sale securities	1,356	—	921	—
Total operating income	29,743	661	21,979	2,956
Operating Expenses				
Interest expense	13,663	—	12,392	279
Loss on foreign currency translation	613	—	166	10
Property operating expenses	33	—	106	—
Other operating expenses	3,403	759	2,717	438
Total operating expenses	17,712	759	15,381	727
Profit on ordinary activities before taxation	12,031	—	6,598	2,229
Taxation expense	—	—	143	—
Net profit (loss)	12,031	(98)	6,455	2,229
Earnings per ordinary share				
Basic	0.79	(0.01)	0.35	0.19
Diluted	0.78	(0.01)	0.34	0.19
Weighted Average Shares Outstanding				
Basic	15,214,818	11,857,670	18,463,670	11,857,670
Diluted	15,495,783	11,857,670	19,174,094	11,868,150

* period from 8 August 2003 (formation date) to 31 December 2003.

Balance Sheet Data

	As of 31 March 2005	As of 31 December 2004
	(€'000)	*(€'000)*
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,236,615	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	46,356	21,938
Investment properties	318,523	318,514
Cash and cash equivalents	11,484	10,293
Total assets	1,624,329	1,627,619
Debt obligations	1,393,919	1,154,310
Shareholders' equity	209,720	206,420

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of 31 March 2005	As of 31 December 2004
Weighted average asset yield	4.25%	4.18%
Weighted average liability cost	2.71%	2.73%
Weighted average net spread	1.54%	1.45%
Weighted average credit rating	BBB+	BBB+
Percentage investment grade	90%	93%
Number of securities	87	85

* excludes short term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poor's and P-1 by Moody's

Consolidated results for the year ended 31 December 2004 compared with the period from incorporation on 8 August 2003 to 31 December 2003

The Company commenced operations on 21 October 2003, and therefore the results for 2003 do not represent a full year. Total income for 2003 was €0.7 million compared to €29.7 million for all of 2004. Total income for 2003 principally comprised gains on a securities portfolio contract with Morgan Stanley. The Company purchased these securities underlying this derivative style contract during the middle of 2004 and at that time realised additional gains of €4.1 million. Total income for 2004 also included interest income of €23.9 million from the Company's €1,286.4 million portfolio of interest bearing asset backed securities and loans. The Company also generated total gains of €1.4 million on disposals of approximately €40 million of asset backed securities in the last quarter of 2004. There were no securities disposals in 2003.

In addition to acquiring real estate and other asset backed securities and real estate related loans during 2004, the Company also completed its first sale-leaseback real estate transaction for €318.5 million. This investment allowed the Company to invest substantially the remainder of the capital raised in its June 2004 initial public offering. This sale-leaseback is a long-term investment and enables the Company to capitalise on attractive opportunities in European credit leased real estate investments. The transaction was not completed until the end of December and therefore had minimal impact on the 2004 results, contributing €0.3 million of rental income before financing costs and other related expenses.

Interest expense for 2004 amounted to €13.7 million and represented the costs of match funding the Company's securities and loans portfolio. The increase in other operating expenses from €0.8 million in 2003 (from 21 October 2003 to 31 December 2003) to €3.4 million for the full year 2004 was primarily due to the increased costs of operating as a listed company.

Despite credit spreads of European asset backed securities having reached historically tight levels by the end of 2004, the Company continued to find attractive opportunities to deploy capital at attractive risk adjusted returns. As at 31 December 2004, the Company's securities and loan portfolio (excluding short term investments) had an average credit rating of BBB+ and was yielding a net return after financing costs of 1.45 per cent.

The Company's 2004 net earnings were €12 million, or €0.78 per diluted share, compared to a net loss of €0.1 million for 2003, or €0.01 per diluted share.

Consolidated results for the three months ended 31 March 2005 compared with the three months ended 31 March 2004

Net profit for the first quarter of 2005 was €6.5 million, or €0.34 per diluted share, compared to €2.2 million, or €0.19 per diluted share, for the first quarter of 2004. The return on average invested capital during the quarter was 12.96 per cent. First quarter 2005 earnings were based on quarter-end shareholders' equity and total assets of €209.7 million and €1.624 million, respectively, compared to significantly lower shareholders' equity of €60.9 million and total assets of €137.9 million at the end of March 2004.

Total income for the first quarter of 2005 was €22.0 million compared to €3.0 million for the first quarter of 2004. First quarter 2005 total income comprised interest income of €14.7 million, rental income of €6.3 million and realised gains on disposal of securities of €0.9 million. Interest income was on quarter-end securities, loans and cash (the usage of which is restricted by the terms of the CDO) of €1,236.6 million. By quarter-end, the securities and loans portfolio was yielding 4.25 per cent. Rental income was in line with expectations and represented the full quarter's rental contribution from the German real estate portfolio. The Company also generated total gains of €921,000 on disposals of approximately €36 million of securities during the quarter.

Total income for the corresponding period in 2004 amounted to €3.0 million and included €0.4 million of interest income on substantially lower balance of interest-bearing securities and €2.6 million of unrealised gains (a combination of net interest income and mark to market gains on the reference assets) on the securities portfolio contract. There were no disposals of securities in the first quarter of 2004.

Interest expense for the first quarter 2005 amounted to €12.4 million and included the interest cost of a €246.5 million 8.3 year term loan with Hypo Real Estate International, entered into in December 2004, to finance the German real estate portfolio. The interest rate on this loan is three month Euribor plus 1.18 per cent. After allowing for a matching term fixed rate interest rate swap on €210 million of the loan, the average cost of financing this investment at the end of March 2005 was 4.56 per cent. At the quarter end, the weighted average liability cost of the debt financing the Company's securities and loans portfolio was 2.71 per cent., giving a net yield of 1.54 per cent. The weighted average financing cost at the end of March 2004 was 2.22 per cent., reflecting the lower cost short-term repo financing of the investment portfolio at that time, giving a net yield of 1.4 per cent.

The increase in property and other operating expenses from €0.4 million in the first quarter 2004 to €2.8 million in the first quarter of 2005 was primarily due to the accrual of incentive fees, management fees charged on a larger capital base, non-recoverable service charge expenses and additional costs due to administering the Company as a listed company.

Liquidity and Capital Resources

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on its ability to obtain additional capital.

The Company's primary sources of funds consist of cash provided by operating activities, borrowings under loans and credit facilities and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed in the capital markets through the issuance of collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen, or if demand for such liabilities diminish, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDOs, including gains thereon, must be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company finances some of its securities and loans with short term repurchase agreements with a number of investment banks. As at 31 March 2005, the Company was financing €429 million of its securities and loan portfolios through repurchase agreements totalling €403 million. Included in this amount are liabilities for repo transactions of €197 million relating to the financing of short term investments with a maturity of less than three months and ratings from Standard & Poor's and Moody's of A-1+ and P-1, respectively. The Company expects soon to procure a term facility which would be used to refinance a significant part of the portfolio

currently financed through short term repos, as well as providing term financing for additional securities and loans (See "Financing Strategy and Match-Funded Discipline" in Part III of these Listing Particulars).

The Company's operating real estate is term financed through the €246.5 million facility from Hypo Real Estate International referred to above and primarily leased to credit tenants with medium-term to long-term leases and is therefore also expected to generate generally stable current cash flows. This term loan is described in more detail in note 9.2 to the unaudited financial results for the three months ended 31 March 2005 included in these Listing Particulars.

The Company has in place with Deutsche Bank AG, London a revolving credit facility, which it recently increased from €35 million to €50 million, to provide temporary working capital. This facility is described in more detail in paragraph 7.11 of Part VII of these Listing Particulars.

Interest Rate Risk

The Company's primary interest rate exposure relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk of having to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 31 March 2005, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €0.7 million per annum.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposure relates to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment.

In connection with the Company's purchase of its asset backed securities and real estate related loans, the foreign currency risk is hedged through forward foreign currency exchange contracts.

Prospects

The Company's ability to increase earnings and dividends largely depends upon its ability to raise and invest capital at attractive levels. The Company's financial performance since 31 December 2004 has been satisfactory and the markets for the Company's Target Investments have been robust and deal flow has been and continues to be strong. Accordingly, the Directors believe that the Company's financial performance will continue to be satisfactory for at least the rest of the current financial year. Based on expected growth in the European ABS market, which has been growing consistently in recent years on an annual basis, on the pipeline for European real estate loans and credit leased real estate investments and on the Company's key competitive strengths, the Directors believe that for the current financial year the Company is in a position to capitalise on market opportunities and to continue to be able to deliver stable dividends and attractive risk-adjusted returns.

PART V

MANAGEMENT OF THE COMPANY

Management of the Company

The Board of Directors is responsible for the determination of the Company's investment objectives and policies as specified in these Listing Particulars and has responsibility for its activities. The Company has, however, appointed Fortress to be responsible for managing the Company and its portfolio of assets on a discretionary basis in accordance with the investment objectives and policies of the Company.

The Manager

Fortress is a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management. Fortress was founded in 1998 by a group of senior professionals led by Wesley R. Edens. Today, the other principals of Fortress with responsibility for managing the Company include Messrs. Peter L. Briger, Jr., Robert I. Kauffman and Randal A. Nardone. Fortress has three alternative investment businesses: private equity, real estate securities and hedge funds. Fortress employs, together with its affiliates, over 300 people. Fortress is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Sydney and Hong Kong.

The Manager's principals have an average of more than 20 years of experience in the fields of real-estate investment, asset-based investing and finance and risk management with respect to both dollar and non-dollar denominated investments. The founders of the Manager have been involved in the acquisition of over US$37 billion of assets (of which US$13 billion of such assets are in Europe) and issues of over US$20 billion of asset backed securities (of which US$10 billion have been issued in Europe).

The founders of the Manager also have significant investing and financing experience in Europe having acquired over US$6 billion of assets and issuing over US$8 billion of asset backed debt securities primarily in the United Kingdom, France and Italy.

Examples of the Manager's experience are as follows:

Newcastle

Fortress manages a number of entities that invest in real estate securities, including Newcastle Investment Corp., a New York Stock Exchange listed real estate investment and finance company, which qualifies as a real estate investment trust for US federal tax purposes. Newcastle invests in US real estate securities and other real estate related assets using a similar investment strategy and financing techniques to those of the Company. As of 14 June 2005, Newcastle had a market capitalisation of over US$1 billion. Newcastle's total return to stockholders since its initial public offering in October 2002 through 31 March 2005 is approximately 180 per cent.

As at 31 March 2005, Newcastle's real estate securities portfolio totalled US$3.4 billion. Newcastle's other real estate related investments include operating real estate and mortgage loans. As of first quarter 2005, Newcastle paid an annualised dividend of US$2.50 per share (a 108 per cent. increase on the third quarter 2002 dividend (being the first period for which a dividend was paid following its initial public offering)) and has consistently generated returns on average invested common equity in the mid teens. Since 1999 Newcastle has administered and acquired five real estate securities portfolios which are all financed through CDOs.

In addition to its management activities in the United States, as a result of its private equity investments in Germany, the Manager also manages, through Gagfah Immobilien Management GmbH, a German residential real estate portfolio acquired in September 2004 of approximately €3.5 billion.

Fortress-managed funds also currently own a 98 per cent. interest in a real estate company, Mapeley Limited, which has made an application for listing on the London Stock Exchange. Post-listing the interest is expected to be around 64 per cent. Mapeley Limited currently manages around 2 million square metres of real estate in the United Kingdom with a value as at 31 December 2004 of approximately £1.1 billion.

Further, through its private equity investments in Italy, the Manager controls Italfondiario SPA, an Italian financial institution which originates and services mortgage loans in Italy. Italfondiario is currently servicing a portfolio of loans with a face value in excess of €3 billion.

The Manager has appointed Fortress Investment Group (UK) Limited, a wholly-owned subsidiary of the Manager, to provide investment advice to the Manager including in relation to the Company.

The Manager's Resources

The Company does not maintain an office or employ personnel. Instead it relies on the facilities and resources of the Manager to conduct its day to day operations. The Company will have access to all of Fortress's infrastructure (operational and risk management systems) and resources as well as a dedicated team of professionals responsible for the day-to-day operations of the Company. The Company also expects the long-standing close working relationships of the Manager with most market participants will afford it priority access to investments.

Conflicts

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Target Investments. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or vehicle whose investment policies, guidelines or plan targets, as its primary investment category, investments in credit sensitive European real estate related securities it being understood that no such fund, company or vehicle shall be prohibited from investing in credit sensitive European real estate related securities.

As at the date of this document, the Manager does not manage any vehicle which invests primarily in credit sensitive European real estate related securities other than the Company.

If and when other vehicles managed by the Manager intend to invest in Target Investments, the Manager will use its best judgment and act in a manner which it considers fair and reasonable in allocating investment opportunities. The Manager may determine to make a particular investment through another investment vehicle rather than through the Company, provided that, in its judgement, making this decision will not substantially adversely affect the performance of its obligations to the Company. If it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment.

Certain Principals of Fortress and its affiliates

The following sets out certain information with respect to the key principals of the Manager involved in managing the Company's business. These four principals of the Manager effectively serve as the Company's management and are responsible for the day to day management of the Company.

Peter L. Briger, Jr. has been a principal and a shareholder of Fortress since June 2002. Mr. Briger is responsible for the operations and management of Fortress' Special Opportunities business. Prior to joining Fortress, Mr. Briger spent 15 years at Goldman Sachs & Co., where he became a partner in 1996. Over the course of his career at Goldman Sachs, he held the positions of co-head of the Whole Loan Sales and Trading business, co-head of the Fixed Income Principal Investments Group, co-head of the Asian Distressed Debt business, co-head of the Goldman Sachs Special Opportunities (Asia) Fund LLC and co-head of the Asian Real Estate Private Equity business. In addition, he was a member of the Goldman Sachs Global Control and Compliance Committee, a member of the Goldman Sachs Asian Management Committee, and a member of the Goldman Sachs Japan Executive Committee. Mr. Briger received a BA from Princeton University and an MBA from Wharton.

Wesley R. Edens has been a principal and the chairman of Fortress since co-founding the firm in 1998. Mr. Edens is responsible for the operations and management of Fortress's private equity business and is the chairman and chief executive officer of Newcastle as well as serving on the boards of Italfondiario SpA and Mapeley Limited. He has been a director of the Company since August 2003. He has been involved in the acquisition of over US$13 billion of assets in Europe. Prior to forming Fortress, Mr. Edens was head of Global Principal Finance at UBS Securities LLC from May 1997 to May 1998, and, prior to that, he was a partner and managing director of BlackRock Financial Management Inc. where he headed BlackRock Asset Investors and arranged in 1998 the acquisition and management of a £1.7 billion sale/leaseback privatisation of residential properties with the Ministry of Defence in the UK which was finally sold in 1999. In addition, Mr. Edens was

formerly a partner and managing director of Lehman Brothers. Mr. Edens received a BS in Business Administration from Oregon State University.

Robert I. Kauffman has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr. Kauffman is responsible for the operations and management of Fortress's European investment business. Prior to joining Fortress, Mr. Kauffman was a managing director of UBS from May 1997 to May 1998, and, prior to that, was a principal of BlackRock Financial Management Inc. Mr. Kauffman was with Lehman Brothers from 1986 to 1994 and served as executive director of Lehman Brothers International in London beginning in 1992. Mr. Kauffman received a BS in Business Administration from Northeastern University.

Randal A. Nardone has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr. Nardone oversees Fortress's structured finance and legal matters. Prior to joining Fortress, Mr. Nardone was a managing director of UBS from May 1997 to May 1998 and, prior to that, was a principal of BlackRock Financial Management Inc. In addition, Mr. Nardone was a partner and a member of the Executive Committee of the law firm of Thacher Proffitt & Wood LLP, which he joined in 1980, and ran the structured finance group starting in 1993. Mr. Nardone received a BA in English and Biology from the University of Connecticut and a JD from the Boston University School of Law.

Pursuant to the terms of the Management Agreement, the Manager is required to provide a dedicated management team which shall have, as their primary responsibility, the management of the Company and shall devote such of their time to the management of the Company as the Board of Directors reasonably deems necessary and appropriate, commensurate with the Company's level of activity from time to time.

As referred to above, pursuant to an investment advisory agreement, Fortress Investment Group (UK) Limited supplies the Manager with dedicated investment advice and credit monitoring services. Its key personnel are as follows:

Stephen Charlton joined Fortress Investment Group (UK) Ltd. in August 2004 as Eurocastle's Chief Financial Officer. Mr Charlton was previously with Gordian Knot Limited where he spent 10 years as its Chief Financial Officer. While he was at Gordian he was part of the management team responsible for creating, and then managing, Sigma Finance Corporation, a limited purpose finance company with total investment grade assets of US$33 billion. From 1989 to 1994 Mr Charlton was Finance Director of Sterling Trust plc, a listed financial services group. Mr Charlton started his career in London with Price Waterhouse where he qualified as a chartered accountant. He received a BA degree in Economics and Business Finance from Lancaster University.

Bruce Snider joined Fortress in April 2005 as Managing Director of Fortress Investment Group (UK) Ltd. Mr. Snider was previously at UBS Principal Finance where he headed the Principal Finance business in Europe and chaired the Brooklands Committee. Prior to joining UBS, Mr. Snider managed the Asset Backed Securitisation and Principal Finance businesses of Greenwich NatWest in Europe. Mr. Snider began his Wall Street career in 1985 at Kidder Peabody in the Mortgage Department on the whole loan trading desk. Mr. Snider graduated from Princeton University in 1983.

Dr. Jan Striesow has been Senior Credit Officer of Fortress Investment Group (UK) Ltd since the beginning of 2004 and is responsible for providing credit advice to the Manager. Dr. Striesow was previously Head of Credit Investments at Hamburgische Landesbank and was responsible for a portfolio in excess of €20 billion. Dr. Striesow had been at Hamburgische Landesbank since 1977. Mr. Striesow received an MA from the University of Cambridge and a PhD from the University of Hamburg.

Manager's Fees and Incentive Compensation

Management Fee

Under the terms of the Management Agreement, the Manager is entitled to receive from the Company an annual management fee of 1.5 per cent. of the gross equity of the Company (as defined in the Management Agreement), payable monthly in arrear. The annual management fee payable under the Management Agreement is offset by any amount the Manager receives by way of fees from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle Funding or any subsequent SPV, pursuant to any management agreement between the Manager and an SPV. Further details are set out in Part VII of these Listing Particulars. The Manager uses proceeds from its management fee in part to pay compensation to its officers and employees.

The Management Agreement may be terminated by the Company upon expiration of the initial term of 10 years, or on each three year anniversary thereof in certain circumstances if a majority of the holders of Shares agree, by vote, that there has been unsatisfactory performance that is materially detrimental to the Company. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager

during the 12 consecutive calendar months immediately preceding the termination. If the Management Agreement is terminated by the Company for gross negligence or wilful violation on the part of the Manager ("cause"), no termination fee is payable.

Incentive Compensation

The Manager is entitled to receive annual incentive compensation pursuant to the terms of the Management Agreement with the Company. The purpose of the incentive compensation is to provide an additional incentive for the Manager to achieve targeted Funds From Operations and to increase the Company's shareholder value. This incentive compensation, which is calculated on a cumulative, but not compounding, basis (and which is not subject to clawback) is an amount equal to the product of:

(A) 25 per cent. of the Euro amount by which:

(1) Funds From Operations before the incentive compensation per Share exceed

(2) an amount equal to (a) the weighted average of the price per Share in any offerings by the Company (adjusted for prior capital dividends and capital distributions) multiplied by (b) a simple interest rate of 8 per cent. per annum

multiplied by

(B) the weighted average number of Shares outstanding during such period.

Upon any termination of the Management Agreement by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above.

The Board of Directors may request that the Manager accept all or a portion of its incentive compensation in Shares, and the Manager may elect, in its discretion, to accept such payment in the form of Shares, subject to limitations that may be imposed by the Listing Rules or any other applicable laws or regulations.

Reimbursement of Expenses

Because the Manager's employees perform certain legal, accounting, due diligence and other services that outside professionals or outside consultants otherwise would perform, the Manager will be paid or reimbursed for the cost of performing such services in addition to its management fee and incentive compensation, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm's-length basis. In addition, the Manager will be reimbursed for any expenses incurred in contracting with third parties, including affiliates of the Manager, for the asset management of the Company's investments.

The expenses required to be paid by the Company include, but are not limited to, issuance and transaction costs incidental to the acquisition, disposition and financing of investments, legal and auditing fees and expenses, the compensation and expenses of the Company's directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Company, the costs of printing and mailing circulars and reports to its Shareholders, costs incurred by employees of the Manager for travel on the Company's behalf, costs associated with any computer software or hardware that is used by the Company, costs to obtain liability insurance to indemnify the Company's directors and officers and the compensation and expenses of its transfer agent and administrator. Such management expenses may be charged to capital but only to the extent that they directly relate to the raising of new capital. The Manager is responsible for all costs incidental to the performance of its and its affiliates' duties under the Management Agreement, including compensation of its and its affiliates' employees, rent for facilities and other overhead expenses.

Manager's Options

The Company has granted options to the Manager representing the right to acquire 10 per cent. of (i) the number of Shares offered and sold in its private offering in October 2003 at an exercise price per Share of €1.00

(before consolidation of the Shares of the Company on 13 June 2004) which was equivalent to an exercise price per Share of €10 after consolidation; (ii) the number of Shares offered and sold in the initial public offering of the Company's shares in June 2004 at an exercise price per Share of €12.00 (which was the offer price for that offering); and (iii) the number of New Shares offered and sold in the Offer at an exercise price per Share equal to the Offer Price (subject to adjustment if the Over-allotment Option is exercised) together with the number of New Shares being issued to Directors. The Options are fully vested and immediately exercisable on the date of grant. The Options will remain exercisable until 21 October 2013, 25 June 2014 and 15 June 2015 respectively. The Options were and are being granted in connection with the Manager's work related to the Company's offerings and provide an additional incentive for the Manager to enhance the value of the Company's Shares. The Options granted to the Manager form part of a "tandem award" where the Company may grant awards to the employees of the Manager. If the employees of the Manager exercise their options, the Manager's Options will no longer be exercisable to the extent exercised by the employee. The Manager's Options have been granted, and any tandem awards will be granted, under the Eurocastle Non-Qualified Share Option Plan adopted on 31 December 2003 (the "Plan"). As at the date of these Listing Particulars, no tandem options have been granted.

Share-based payments are accounted for based on their fair value on the grant date in accordance with the provisions of IFRS 2, Share-Based Payment. Share options granted in 2003 and 2004, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, have therefore been accounted for at the fair value on grant date. The fair values of such Options at the date of grant have been debited to equity as the costs of issuance of Shares with corresponding increases in other reserve.

Eligibility

The Manager and each employee of the Manager who is performing services for the Company and each officer, employee, consultant or adviser of the Company or any parent affiliate or subsidiary of the Company are eligible for awards under the Plan.

Awards

Initially, awards under the Plan will be granted by the Board although it is intended that, if and when the Board is of sufficient size, awards will be made by a committee comprising a majority of independent directors of the Board of Directors. The Board or the committee, as applicable, may grant awards singularly, in tandem or in combination with other awards.

The awards which may be granted under the Plan are:

- Share options, which are rights to acquire a specified number of Shares at an option price during a specified time as the Board determines. The share option will lapse on the tenth anniversary of its date of grant unless otherwise determined by the Board at the date of grant or in an award agreement. The option price will be fixed at the time of grant and will be the closing price of a Share of the Company on the principal stock exchange on which the Shares are trading.

- Share appreciation rights, which are rights to receive, upon surrender of the rights, an amount payable in cash and/or in Shares under such terms and conditions as the Board may determine. The amount payable in cash and/or Shares with respect to each right will be equal to the percentage of the amount by which the fair market value of a Share on the exercise date exceeds the fair market value of a Share on the date of grant. The applicable percentage will be established by the Board.

- Performance awards based on such conditions as the Board deem appropriate. The Performance awards may be contingent upon the performance of the Company's or the individual's performance. Performance awards may be in the form of performance units, performance shares and such other performance awards as the Board may determine.

The Board may amend the Plan. The participant's consent is required if the amendment adversely affects the rights of a participant.

At 14 June 2005, the Manager's affiliates and their employees owned directly or indirectly, approximately 2 million Shares of the Company. The Manager and its employees would have a total beneficial ownership in the Company of approximately 19 per cent., taking into account exercise of all outstanding Options.

Code of Business Conduct and Ethics

The Manager has a code of business conduct and ethics governing matters such as conflicts of interest, insider trading and fair dealing. The code applies to all of the Manager's employees and sets out procedures for reporting violations and the consequences of non-compliance.

The Administrator

The Company has entered into an Administration Agreement with HSBC Securities Services (Guernsey) Limited ("HSBC"), previously Management International (Guernsey) Limited, under which HSBC provides administrative and corporate secretarial services for the Company.

HSBC was incorporated in Guernsey in 1979 and specialises in providing a comprehensive range of administrative, corporate secretarial, registrar and shareholder dealing services to a wide range of mutual funds, investment management companies and other investment vehicles. HSBC is ultimately a wholly-owned subsidiary of HSBC Holdings plc a public company incorporated in England and Wales. HSBC's registered office is at Arnold House, St Julian's Avenue, St Peter Port, Guernsey. As of 30 April 2005, HSBC had US$17.2 billion in assets under administration.

Fees of HSBC

HSBC charges an annual fee calculated on the net asset value of the Company based on the following formula (subject to a minimum quarterly fee of €11,500):

Company's Net Asset Value *(Euro Millions)*	Fee *(%)*
0 - 100	0.11
100 - 350	0.075
more than 350	0.06

Directors

All of the Directors of the Company, other than Wesley R. Edens, are independent of the Manager. The Directors, all of whom are non-executive and do not have service contracts, are as follows:

Wesley R. Edens, a biography for whom is set out above under "Certain Principals of Fortress and its affiliates".

Keith Dorrian was born in Guernsey in 1946 and has over 30 years' experience in the offshore finance industry. In 1973, he joined Manufacturers Hanover Bank (Guernsey) Limited where, amongst other things, he was involved in a local residential mortgage programme. He moved to First National Bank of Chicago (Channel Islands) Limited in 1984, where, amongst other things he was involved in commercial real estate lending in the Netherlands. In 1989 he joined ANZ Bank (Guernsey) Limited where as a director of the bank and fund management company (ANZ Management Company (Guernsey) Limited), he was closely involved in the banking and fund management services of the ANZ group, including residential lending in Guernsey. He took up the position of Manager Corporate Clients in Bank of Bermuda (Guernsey) Limited in 1999 and was appointed Head of Global Fund Services and Managing Director of Management International (Guernsey) Limited, the bank's fund administration company, in 2001 and retired on 31 December 2003. During this time, Mr Dorrian was involved in the credit approval process for local real-estate backed lending.

He is currently a Non-Executive Director of a number of fund and fund management companies and holds the Institute of Directors Diploma in Company Direction.

Paolo Giorgio Bassi was born in Ferrara, Italy in 1950. He was a consultant and later a partner in the Boston based MAC Group between 1978 and 1992, during which time he handled the strategic and financial aspects of mergers, acquisitions and divestments in France, Italy and the United States. He was closely involved in acquisition processes involving Fiat, Olivetti and Carrefour. In addition, Mr. Bassi has held a number of directorships, including of Banco Popolare de Milano between 1997 and 2001 (including five years as chief executive officer), during which time he was also chief executive officer of their principal real estate fund. He was chief executive officer of Centrobanca SpA and Italfondiario SpA up to 2002, both of which specialised in the financing of real estate projects within Europe. Mr. Bassi is currently a member of the board of directors of Signet Armorlite Inc, San Diego, Liguria Assicurazioni SpA and of GTP Holding SpA and has advised Hines, a global real estate development group, and Zunino Group, an Italian real estate investment company. Since 2003,

Mr. Bassi has been serving as managing director of Sensi Group, an Italian real estate developer and investor. He has studied sociology, physics and business administration in France and the United States and has been a professor of Economics and Organisation in the Faculty of Mathematics, Physics and Natural Sciences at the University of Milan since 1985.

In order to comply with a recent amendment to the Listing Rules which now requires that the Chairman of a listed investment company must be independent of the company's investment manager, Paolo Bassi took over from Wesley R. Edens as chairman of the Board of Directors on 14 June 2005.

Paolo Bassi was appointed a Director and Peter L. Briger, Jr. and Robert Kauffman resigned as Directors of the Company on 11 June 2004.

Directors' Fees

The ordinary remuneration of the Directors for their services will be determined from time to time by the Directors but shall not exceed €100,000 each per annum or such higher amount as may be determined by an ordinary resolution of the Company. The Company may also reimburse any Director for such reasonable expenses as he may incur in connection with the performance of their duties as Directors of the Company.

The total aggregate of the remuneration paid and benefits in kind granted to the independent directors for the period ending 31 December 2004 is approximately €43,100. Wesley R. Edens does not receive any remuneration from the Company.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments.

Paolo Bassi holds 26,000 Shares and Keith Dorrian holds 2,000 Shares as at the date of these Listing Particulars. They will each be issued a further 5,000 Shares and 1,000 Shares respectively at the Company's annual general meeting in 2006 as part of their remuneration, subject to each being a director of the Company at that time.

For information on Wesley R. Edens' interest in the Company please refer to Section 6 of Part VII of these Listing Particulars.

PART VI

THE OFFER

The Offer

The Company is offering New Shares for subscription pursuant to the Offer. The Offer Price and number of Shares offered is expected to be determined and announced, and supplementary listing particulars published, on or around 24 June 2005.

The Offer is being made by means of an offer of New Shares to certain institutional and other sophisticated investors outside the United States and, except as regards the Directed Offer to Designated Persons described below, in the United States to accredited investors or qualified institutional buyers that in each case are also qualified purchasers. The New Shares are not being offered to and are not eligible for investment by any plan that is subject to Title I of ERISA or Section 4975 of the Code and any such plan that buys New Shares is subject to restrictions as provided in the Articles of Association and these Listing Particulars.

Assuming the Over-allotment Option and the Manager's Option are not exercised, the Offer will raise up to approximately €87.3 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer).

The Joint Global Coordinators will determine the categories of institutional or other sophisticated investors that can participate in the Offer, and allocations of Shares under the Offer will be determined prior to Admission by the Joint Global Coordinators after indications of interest from prospective investors have been received.

The Offer will lapse if the Underwriting and Sponsor's Agreement is terminated in accordance with its terms prior to Admission and any moneys received in respect of the Offer will be returned to applicants without interest.

All New Shares issued pursuant to the Offer will be issued, payable in full, in cash at the Offer Price.

Immediately following Admission of the New Shares, it is expected that at least 25 per cent. of the Company's issued Shares (before exercise of the Manager's Options) will be held in public hands (as defined in paragraph 3.20 of the Listing Rules), whether or not the Over-allotment Shares are acquired pursuant to the Over-allotment Option.

Directed Offer

Ten per cent. of the Offer (the "Directed Offer") will be reserved for Designated Persons (as described below). In the event that demand for New Shares being offered to Designated Persons exceeds the number of New Shares being made available in the Directed Offer, the Company and Morgan Stanley Securities Limited reserve the right to scale down such applications in individual circumstances as they consider appropriate.

Designated Persons comprise those persons whose names appear on a list of persons known to the Company, which persons, in the case of offers inside the United States, must be Accredited Investors within the meaning of the Securities Act and also either Qualified Purchasers or Knowledgeable Employees within the meaning of the Investment Company Act.

New Shares that are not acquired in the Directed Offer by Designated Persons will be available to other persons pursuant to the Offer.

Bookbuilding

Indications of interest in acquiring New Shares in the Offer will be solicited by the Underwriters from institutional investors in the UK and elsewhere. Based on indications received, the Joint Global Coordinators will conduct a bookbuilding process pursuant to which they will endeavour to establish the price or prices at which there is demand for the New Shares which may be able to be issued and sold in the Offer.

The latest time and date for receipt of indications of interest in the Offer is 5.00 p.m. on 23 June 2005, but that time may be extended at the discretion of the Joint Global Coordinators (with the agreement of the Company).

The Offer Price and number of New Shares to be issued in the Offer will be determined by the Joint Global Coordinators in consultation with the Company having regard to the outcome of the bookbuilding process. The Offer Price and the final amounts to be issued by the Company are expected to be determined on 23 June 2005. The Offer Price is expected to be announced and supplementary listing particulars published on 24 June 2005.

Amongst the factors which will be considered in determining the Offer Price will be prevailing market conditions, the closing price of the Shares on the dealing day prior to pricing and the demand for New Shares in the bookbuilding.

Underwriting

Details of the Underwriting and Sponsor's Agreement between the Company, the Directors, the Manager, the Sponsor, the Joint Global Coordinators and Joint Bookrunners named therein are set out in Part VII of these Listing Particulars.

Dealings

The Offer is subject to the execution of the Underwriting and Sponsor's Agreement and the satisfaction of the conditions therein. These conditions will include the execution and delivery of a pricing memorandum detailing the Offer Price and number of New Shares that will be the subject of the Offer and the absence of any breach of representation or warranty in the Underwriting and Sponsor's Agreement and Admission occurring by 8.00 a.m. (London Time) on 29 June 2005.

Application has been made to the UK Listing Authority for the New Shares to be issued pursuant to the Offer to be admitted to the Official List and to the London Stock Exchange for trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that unconditional dealings in Shares will commence on 29 June 2005.

The date for settlement of such dealings will be 29 June 2005. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued" basis. **If the Offer does not become unconditional, all such dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.**

Dealings in New Shares in advance of the crediting of the relevant CREST UK stock account or the despatch of the relevant share certificate shall be at the risk of the person concerned.

Settlement

Temporary documents of title will not be issued pending the despatch by post of definitive certificates in respect of Shares in certificated form which is expected to take place on or around 29 June 2005. Pending the despatch of such certificates, transfers will be certified against the register.

CREST UK

The Shares will be in registered form and, subject to the ERISA and Investment Company Act considerations set out in Part IX of these Listing Particulars, will be eligible for settlement through CREST UK. Under the Offer, the New Shares allocated will be issued to successful applicants through the CREST UK system unless otherwise requested or otherwise required.

The Company will arrange for CRESTCo to be instructed on 29 June 2005 to credit the appropriate CRESTCo accounts of the subscribers concerned or their nominees with their respective entitlements to New Shares. The names of subscribers or their nominees that invest through their CRESTCo account will be entered directly on to the share register of the Company. Investors should be aware that New Shares delivered in certificated form are likely to incur, on an on-going basis, higher dealing costs than those in respect of New Shares held in CRESTCo accounts. New Shares initially issued in certificated form may subsequently be deposited into CRESTCo accounts in accordance with normal CREST UK procedures.

New Shares settled through CREST UK are subject to the restrictions on transfer set out in Part IX of these Listing Particulars.

Stabilisation and Over-allotment

In connection with the Offer, Morgan Stanley Securities Limited, as stabilising manager, or any of its agents may to the extent permitted by applicable law at its discretion over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Morgan Stanley Securities Limited is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. Such transactions, if commenced, may be discontinued at any time and may only be taken during the period from the date of announcement of the Offer Price up to and including the date which is 30 days after Admission. Except as

required by law, Morgan Stanley Securities Limited does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Morgan Stanley Securities Limited on behalf of the Underwriters, an option (the "Over-allotment Option"), pursuant to which Morgan Stanley Securities Limited may require the Company to issue additional Shares of up to 10 per cent. of the aggregate number of New Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time during the period commencing with the date of this document and ending 30 days after Admission.

The Over-allotment Shares made available pursuant to the Over-allotment Option will rank *pari passu* with the Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission and will form a single class for all purposes with all the other Shares.

Lock-up Arrangements

The Company has agreed not to issue any Shares (other than Shares issued pursuant to the Offer, Over-allotment Option and Manager's Option) for a period of 120 days from Admission (subject to certain exceptions, including where the Sponsor and Joint Global Coordinators have given their consent to the issue or sale, as the case may be).

Costs and Expenses of the Offer

The costs and expenses of the Offer will be borne by the Company. The costs are expected to be approximately €2.7 million.

PART VII

ADDITIONAL INFORMATION

1 Incorporation and Share Capital

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended), as a company limited by shares (registered number 41058) under the name of Eurocastle Investment Limited. The Company was incorporated with an authorised share capital consisting of an unlimited number of Shares of no par value each. On 21 October 2003, the Company issued 118,576,700 Shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004, the Shareholders resolved to consolidate the shares and:

- to receive one Share in exchange for every ten Shares previously held by them; and
- to adopt new Articles of Association, the material terms of which are summarised below.

At its initial public offering in June 2004, the Company issued 6,600,000 Shares at €12.00 per Share and further issued 6,000 Shares, also at €12.00 per Share, to directors Paulo Bassi and Keith Dorrian. At its annual general meeting in April 2005, the Company issued an additional 6,000 Shares to Paulo Bassi and Keith Dorrian.

The base currency of the Company is the euro. As at the date of these Listing Particulars, the issued share capital of the Company (all of which is fully paid up) consists of 18,469,670 Shares and Options over 1,185,767 shares.

There are no provisions of Guernsey law which confer rights of pre-emption upon the issue or sale of any class of shares in the Company.

Save as disclosed in these Listing Particulars, no share or loan capital of the Company has been issued or agreed to be issued and no such capital of the Company is proposed to be issued or is under option or agreed conditionally or unconditionally to be put under option.

2 Memorandum

The Memorandum provides that the Company's principal object is to carry on business as an investment company.

The objects of the Company are set out in full in Clause 3 of the Memorandum which is available for inspection as stated at paragraph 10 of this Part VII.

3 Articles of Association

The following is a summary of the principal provisions of the Articles of Association of the Company insofar as they have not been described earlier in these Listing Particulars.

Capital Structure

Under the Articles, the Directors are given authority to effect the issue of further Shares of the same class and to create new classes of Shares, and have absolute discretion to accept or reject in whole or in part any application for Shares. All Shares of each class will rank *pari passu* unless otherwise provided when the Shares are offered for sale.

Variation of Class Rights and Alteration of Capital

Subject to the provisions of Guernsey law, all or any of the special rights for the time being attached to any class of shares issued may (unless otherwise provided by the terms of issue of the shares of that class or the Articles) from time to time (and notwithstanding that the Company may or may be about to be in liquidation) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

Issue of Shares

Subject to the provisions of the Articles, the unissued shares shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that the amount payable on application on each share shall be fixed by the Board. Shares do not carry any rights of pre-emption.

Classes of Shares

The rights attaching to the Shares are as follows:

(a) ***Voting Rights***

Subject to any special rights or restrictions which may be attached to any class of share on a show of hands, every holder of Shares who (being an individual) is present in person or by a proxy shall have one vote and, on a poll, every holder present in person or by a proxy shall have one vote for every Share held.

(b) ***Dividends***

Subject to the Companies (Guernsey) Law 1994 (as amended), and as hereinafter set out, the Directors of the Company may from time to time declare dividends on Shares based on the earnings of the Company to be paid to Shareholders according to their respective rights and interests in the earnings available for distribution, but no dividend will be declared in excess of the amount recommended by the Directors. The Directors have the right to recommend the payment of dividends in respect of the Company at their discretion, provided that dividends will be payable only to the extent that they are justified by the position of the Company and any surplus derived from the sale or realisation of an investment held directly by the Company shall not be available for dividends.

All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of 12 years from the date of declaration thereof will be forfeited and will revert to the Company and the payment by the Directors of any unclaimed dividend or other sum payable on or in respect of a Share into a separate account will not constitute the Company a trustee in respect thereof.

(c) ***Redemption***

The Shares do not carry a right to redemption by Shareholders.

Transfer and Compulsory Transfer of Shares

Subject to any restrictions on transfers described below and in Part IX of these Listing Particulars:

(a) Any Shareholder may transfer all or any of his uncertificated shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the laws applicable to the Company or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

(b) Any Shareholder may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in any other form which the Board may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(c) The Directors shall not be bound to register more than four persons as joint holders of any Share. In addition, the Articles allow the Directors to refuse to consent to a transfer by a Shareholder (a "Defaulting Shareholder") who, having been requested to do so by the Directors, fails to provide

certain information regarding the interests of other persons in the Shares held by the Defaulting Shareholder.

The Articles entitle the Directors to require the transfer of Shares by a Defaulting Shareholder.

The Directors may refuse to register a transfer of Shares in the circumstances set out in Part IX, of these Listing Particulars provided that such discretion may not be exercised in such a way as to prevent dealings in Shares taking place on an open and proper basis.

Directors

(a) Unless otherwise determined by the Board, the number of Directors shall be not less than two nor more than ten.

(b) The Directors shall not be required to hold any qualification shares. At the first annual general meeting and at each annual general meeting thereafter: (1) any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation; and (2) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of Directors in office at the date of the notice of the meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third).

(c) The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine provided that the amount paid to any Director by way of fees shall not exceed €100,000 in any financial year, or such higher amount as may be determined from time to time by ordinary resolution of the Company. Any fees payable pursuant to the Articles shall be distinct from and shall not include any salary, remuneration for any executive office or other amounts payable to a Director pursuant to any other provisions of the Articles and shall accrue from day to day. The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors, including expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. If by arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, he may be paid such reasonable additional remuneration as the Board may determine.

(d) A Director may be a director, managing director, manager or other officer, employee or shareholder of any company in which the Company may be interested, which may be promoted by the Company or with which the Company has entered into any transaction, arrangement or agreement and no such Director shall be accountable to the Company for any remuneration or other benefits received thereby.

(e) A Director who to his knowledge is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board.

(f) Subject to certain exceptions, a Director may not vote (or be counted in the quorum) in respect of any resolution of the Directors or committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him) is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company).

(g) Any Director may act by himself or his firm in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(h) Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or in which the Company may be interested, and any such Director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company.

(i) The Directors shall not be subject to a mandatory retirement age.

Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge the assets, property and undertaking of the Company or any part thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Disclosures of Beneficial Interests in Shares

(a) The Directors may serve notice on any Shareholder requiring that Shareholder to disclose to the Company the identity of any person (other than the Shareholder) who has an interest in the Shares held by the Shareholder and the nature of such interest. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine.

(b) If any Shareholder is in default in supplying to the Company the information required by the Company within the prescribed period (which is 28 days after service of the notice or 14 days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Shareholder. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the "Default Shares") and any other shares held by such Shareholder, such Shareholder shall not be entitled to vote in general meetings or class meetings. Where the Default Shares represent at least 0.25 per cent. of the Shares for the time being in issue, the direction notice may additionally direct that dividends on such Default Shares will be retained by the Company (without interest), and that no transfer of Default Shares (other than a transfer approved under the Articles) shall be registered until the default is rectified.

Report and Accounts

The annual report and accounts of the Company will be made for the 12 month (or such shorter) period ending 31 December in each year. Copies of the annual audited financial statements and the semi-annual unaudited interim reports will be made available for inspection at and may be obtained upon request from the registered office of the Company shortly thereafter.

Annual General Meeting

It is intended that the annual general meeting of the Company will normally be held in May of each year. The annual general meeting of the Company will be held in Guernsey or such other place as may be determined by the Board of Directors. Notices convening the general meeting in each year will be sent to Shareholders at their registered addresses or given by advertisement not later than 21 days before the date fixed for the meeting. Other general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere.

Winding Up

The Company may be voluntarily wound up at any time by special resolution. On a winding up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings shall be divided amongst Shareholders pro rata, according to the rights attached to the Shares.

Untraceable Shareholders

The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Shareholder or any shares to which a person is entitled by transmission on death or bankruptcy if and provided that:

(a) for a period of 12 years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Shareholder or to the person so entitled to the share at his address in the Register or otherwise the last known address given by the Shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Shareholder or the person so entitled provided that in any such period of 12 years the Company has paid at least three dividends whether interim or final;

(b) the Company has at the expiration of the said period of 12 years by advertisement in a newspaper circulating in the area in which the address referred to in sub-paragraph (a) above is located given notice of its intention to sell such shares;

(c) the Company has not during the period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Shareholder or person so entitled; and

(d) if any part of the share capital of the Company is quoted on any stock exchange, the Company has given notice in writing to the quotations department of such stock exchange of its intention to sell such shares.

4 Dividend Reinvestment Plan

The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If such a plan is adopted, details of how to participate would be sent to all Shareholders.

5 Directors' Interests

No Directors have any unspent convictions in relation to indictable offences. None of the Directors has received any public criticisms by statutory or regulatory authorities (including recognised professional bodies) and none of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None of the Directors was an executive director of any company at a time of, or within 12 months preceding, any bankruptcy, receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors of such company.

None of the Directors is or has been subject to any bankruptcies or individual voluntary arrangements.

None of the Directors has:

(a) at the time of or within 12 months preceding such event been a partner in any partnership subject to any compulsory liquidations, administrations, or voluntary arrangements; or

(b) at the time of or within 12 months preceding such event been a partner in any partnership which has owned any assets subject to any form of receivership; or

(c) owned any assets subject to any form of receivership; either at the time of such liquidation, administration, voluntary arrangement or receivership or in the 12 months preceding the relevant event.

None of the Directors has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. There are no outstanding loans granted by the Company to Directors, nor are there any guarantees provided by the Company for the benefit of any Director.

No Director has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company and which was effected by the Company since its incorporation.

Over the five years preceding the date of this document, the Directors have held the following directorships (apart from their directorships of the Company) and/or partnerships:

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Keith Dorrian	AB Alternative Strategies PCC Limited AB Asia Pacific Growth Fund Limited AB International Fund Limited AB Islamic Horizon Fund Limited Admiral Fund of Funds Limited	ANZ Bank (Guernsey) Limited ANZ Management Company (Guernsey) Limited Boyer Allan Japan Fund Inc. Boyer Allan Management Limited Boyer Allan Pacific Fund Inc. Dalton Capital (Guernsey) Limited

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	Arab Bank Fund Managers (Guernsey) Limited ACUS (Channel Islands) Limited Cardinal Fund of Funds Limited City Road Investment PCC Ltd Eagle & Dominion Euro American Growth Fund Limited Eagle & Dominion Limited ELVEN Investments Limited Hermes Absolute Return Fund (Guernsey) Limited Helios Alternative Strategies Limited HSBC Global Absolute Limited Jade Asia Pacific Fund Inc Jade (General Partner) Inc K A N Consulting Limited MasterCapital Fund Limited Montier High Alpha Fund of Funds Limited Montier Asset Management Limited Total Return Alternative Strategies Limited	Boyer Allan Management Limited Dalton General Partner Limited Delphi Global Fund Limited Finch Management and Marketing Limited Henderson Management Company (Guernsey) Limited HR Properties Limited Management International (Guernsey) Limited Port Fund Managers (Guernsey) Limited Second India Investment Fund BV Second India Investment Fund NV The Finch Fund Limited The Finch Innovation Fund Limited The Sherpa Fund Limited
Paolo Bassi	Charta Srl MAC Merger Acquisition Company Liguria Assicurazioni Spa Liguria Vita Spa GTP Holding Spa PA Investments S.A. Ialpetroli SpA (Gruppo Sens: Real Estate) Società Italiana Catene Calibrate Regina Spa	Italfondiario IMEC SpA Divina Srl Signet Armorlite Banca Popolare di Milano Selma Bipiemme Lab-Laboratorio di Impresa Spa Banca Akros SpA Centrobanca Spa Bipiemme Gestioni Sgr Banking Federation of the European Union Fondazione per L'Infanza Ronald McDonald Italia Onlus Navale Assicurazioni Spa Associazione Bancaria Italiana Dexia S.A. Societa Editrice Giornale del Popolo SA Newmed Spa Fondo Interbancario di Tutela del Depositi
Wesley R. Edens	Aerofort Investments LLC Aircastle Investment Limited FIF ML Acquisition LLC FIF III Liberty Holdings LLC FIF III MIJAC Holdings Limited FIF III MJATV Holdings Limited FIF III Star Holdco LLC FIG GP (Texas) LLC FIG HCRS LLC FIT-ALT Investor LLC FIT Aero Investments Ltd.	Capstead Mortgage Corporation 3020361 Nova Scotia Company Austin Holdings Corporation F/C PRT Investment Inc. Fortress Residential Holdings LLC Fortress Residential LLC Fortress Residential REO LLC Fortress TA LLC Fortress TA 1 LLC Fortress TA Holdings LLC Fortress West State Urban LLC

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	FIT Capital Trading LLC FIT CFN Holdings LLC FIT CP LLC FIT DVI LLC FIT FHA Acquisition LLC FIT NBAS LLC FIT HUD Acquisition LLC FIT Mapeley Holdings Ltd. FIT Outsource LLC FIT PINN BL LLC FIT REN LLC Fortress Brookdale Acquisition LLC Fortress Cayman Holdings LLC Fortress (Canada) Investment Company Fortress Fund MM Inc. Fortress Fund MM LLC Fortress Fund MM II LLC Fortress HQ LLC Fortress IF Acquisition LLC Fortress Investment Fund II LLC Fortress Investment Group (UK) Ltd Fortress Investment Group LLC Fortress Investment Group U.L.C. Fortress Investment Holdings LLC Fortress Investment Trust II Fortress NBA Acquisition LLC Fortress Oldcastle S.L.P LLC Fortress Principal Investment Group LLC Fortress Principal Investment Holdings LLC Fortress Principal Investment Holdings II LLC Fortress Registered Investment Trust FRIT BPC Acquisition LLC FRIT Capital Trading LLC FRIT CDC KF Acquisition LLC FRIT GC-GM Acquisition LLC FRIT Ital SP Acquisition LP FRIT PINN LLC Global Signal Inc. Harbour Acquisition GP LP IEFFE Acquisition S.p.A. Ital FT Investment Holdings IV LLC Ital FT Investment Holdings V LLC IVY TWR LLC Mapeley Limited Mapeley Holding Company Ltd. NCS I LLC Newcastle Investment Corp. Newcastle Investment Holdings LLC Newcastle OPCO LLC NIH TRS Holdings Inc. Portland Acquisition I LLC PRT PSA LLC	Melodicum Sprl Newcastle Investment Holdings Polytrophys Sprl Univest International (Japan)

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	SP GP LLC GAGFAH Acquisition Ireland Ltd	

6 Disclosure of Interests and Trading History of Shares

The interests of Directors in the Shares of the Company as at the date of this document and as they are expected to be immediately following the Offer are as follows:

Name	As at the date of this Document	Following the Offer
Keith Dorrian	2,000	To be determined
Paolo Bassi	26,000	To be determined
Wesley R. Edens[(1)]	1,050,000	To be determined

Note:

(1) Wesley R. Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the registered holder of 1,000,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares.

Except as set out above, none of the Directors, nor any persons connected with the Directors, have an interest in Shares or Options of the Company.

Save as disclosed below, the Directors are not aware of any person who, as at 14 June 2005 (being the latest practicable date prior to the date of this document), directly or indirectly is interested in 3 per cent. or more of the share capital of the Company.

Name	No. of Shares	Percentage of Issued Share Capital Pre-Offer	Percentage of Issued Share Capital Post-Offer[(1)]
Bear Stearns Securities Corp Propcler ACCT	1,152,298	6.24	To be determined
DB Special Opportunities Offshore LLC	1,500,000	8.12	To be determined
Drawbridge Special Opportunities Fund LP	900,000	4.87	To be determined
Drawbridge Special Opportunities Fund Ltd	600,000	3.25	To be determined
First National Bank	1,000,000	5.41	To be determined
Hanover Nominees Limited BKA02 ACCT	700,000	3.79	To be determined
Morstan Nominees Limited	2,072,050	11.22	To be determined
Morstan Nominees Limited SEG ACCT	845,716	4.58	To be determined
Morstan Nominees Limited Firm ACCT	1,480,063	8.01	To be determined
Private Equity Holding Eurocastle LLC	1,500,000	8.12	To be determined
Sun America Life Insurance Company	1,000,000	5.41	To be determined

Notes:

(1) Interests in the Company following Admission will be determined when the Offer Price and number of New Shares being offered are determined and details will be contained in supplementary listing particulars expected to be published at around 24 June 2005.

The Directors are not aware of any person who, as at the date of this document, directly or indirectly, jointly or severally, exercises control over the Company.

The table below sets out the middle-market prices for the Shares on the first dealing day in each of the six months preceding the date of this document (and on 14 June 2005), as extracted from the Daily Official List of the London Stock Exchange. It should be noted that trades in these securities were not necessarily transacted on these dealing days and that the figures shown below may therefore represent prices made on earlier trades. It should also be noted that not all trades will have been reported to the London Stock Exchange.

Middle-market prices for Shares

Date	Shares (€)
4 January 2005	16.38
1 February 2005	17.15
1 March 2005	18.25
1 April 2005	18.25
3 May 2005	17.75
1 June 2005	17.25
14 June 2005	17.25

7 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into by the Company and/or its subsidiaries in the two years immediately prior to the date of this document, and which are or may be material or are contracts entered into by the Company and/or its subsidiaries which contain any provisions under which any member of the Company's group has any obligation or entitlement which is or may be material to the Company's group at the date of these Listing Particulars:

7.1 Management Agreement

The Company is party to an amended and restated Management Agreement with Fortress Investment Group LLC, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of the Company's operations.

The Management Agreement provides that if Fortress acts as investment manager of any SPV, Fortress will be required to procure that the investment policy of the SPV conforms with the investment policies and guidelines of the Company.

The Company has agreed to indemnify the Manager and its affiliates and their members, managers, officers, directors, and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such party not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties, performed in good faith under the Management Agreement. The Manager has agreed to indemnify the Company, the Company's Shareholders, Directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, managers, officers, directors and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Management Agreement. The Manager carries errors and omissions and other customary insurance.

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Target Investments. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or other pooled vehicle (that raises equity capital from outside sources) whose investment policies, guidelines or plan targets as its primary investment category investments in credit sensitive European real estate related securities it being understood that no such fund, company or pooled investment vehicle shall be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category. See Part V of these Listing Particulars for a summary of the fees and incentive compensation payable to the Manager under the Management Agreement.

The Management Agreement shall be in effect until the date which is ten years from 13 August 2003, subject to automatic renewal and on such date and on each three year anniversary of such date shall be deemed renewed automatically for an additional three year period unless the holders of a simple majority of Shares by vote taken at a meeting duly held for such purpose agree that there has been unsatisfactory performance that is materially detrimental to the Company. The Manager will be provided with 60 days' prior notice of any such termination and will be paid a termination fee described in Part V of these Listing Particulars. The Company may terminate the Management Agreement effective upon 60 days' notice, without payment of any termination fee, in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. The Manager

may terminate the Management Agreement upon 60 days' notice in the event that the Company defaults in the performance or observance of any material term, condition or covenant under the Management Agreement (taking into account any applicable grace period) and on each anniversary of the commencement of the Management Agreement. Upon any termination of the Management Agreement by either party for any reason, the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager). If the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Otherwise the Company will be required to continue to pay the incentive compensation to the Manager following termination of the Management Agreement, which payments could continue for an indefinite period of time.

The Manager may at any time assign or delegate certain duties under the Management Agreement to any affiliate of the Manager provided that certain officers of the Manager also jointly manage and supervise the day-to-day business and operations of such affiliate and provided, further, that the Manager shall be fully responsible to the Company for all errors or omissions of such assignee.

The Management Agreement is governed by the law of the State of New York.

7.2 Administration Agreement

The Company is party to an Administration Agreement with Management International (Guernsey) Limited (now HSBC Securities Services (Guernsey) Limited) dated as of 13 August 2003, pursuant to which HSBC provides for the day-to-day administration of the Company, including maintenance of accounts and provision of a Company Secretary.

HSBC shall not, in the absence of gross negligence or wilful default on the part of HSBC or its servants, agents or delegates, be liable to the Company or to any Shareholder for any act or omission in the course of or in connection with the services rendered by it under the Administration Agreement or for any loss or damage which the Company may sustain or suffer as the result of, or during the course of, the discharge by HSBC or its servants, agents or delegates of its duties under the Administration Agreement or pursuant thereto and the Administrator shall not in any event be liable for any loss occasioned by reason only of the liquidation, bankruptcy or insolvency of any servant, agent or delegate appointed pursuant to the provisions of the Administration Agreement.

HSBC shall not, in the absence of gross negligence or wilful default on the part of HSBC or its servants or delegates, be liable for any loss suffered by the Company or any Shareholder, whether caused by delays or otherwise, resulting from illegible or unclear communications from the Company, Shareholders, potential investors or any agents thereof.

The Company agrees to indemnify HSBC from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those resulting from the gross negligence or wilful default on the part of HSBC) which may be imposed on, incurred by or asserted against HSBC in performing its obligations or duties under the Administration Agreement.

The Administration Agreement provides that the appointment of HSBC will continue unless and until terminated by either party giving to the other not less than 90 days' written notice although in certain circumstances the agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Administration Agreement, including the insolvency of either. The Administration Agreement contains certain indemnities in favour of HSBC which are restricted to exclude matters arising by reason of the gross negligence or wilful default of HSBC in the performance of its duties.

See Part V of these Listing Particulars for a summary of the fees payable to HSBC for the performance of its duties under the Administration Agreement.

The Administration Agreement is governed by the laws of Guernsey.

7.3 Registrar's Agreement

The Company is party to a Registrar Agreement with Anson Registrars Limited dated 24 June 2004, pursuant to which Anson Registrars Limited will act as registrar of the Company, and, amongst other things, will have responsibility for the transfer of shares, maintenance of the share register and acting as transfer and paying agent.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss or damage suffered by the Company arising directly or indirectly out of anything done or omitted by the Registrar in good faith in accordance with the terms of the Registrar Agreement.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss sustained by the Company or in any of the assets of the Company as a result of loss, delay, misdelivery or error in transmission of any email, cable, telex, telefax or telegraphic communication or if any document be proved to be forged or otherwise defective or erroneous.

The Company shall indemnify and hold harmless the Registrar against all claims and demands which may be made against the Registrar in respect of any loss or damage sustained or suffered or alleged to have been sustained or suffered by any third party as a result of or in consequence of the performance or non-performance by the Registrar of its obligations under the Registrar Agreement otherwise than by reason of fraud, negligence or wilful default or the breach by the Registrar of the terms of the Registrar Agreement.

The Registrar Agreement provides that the appointment of Anson Registrars Limited will continue unless and until terminated by either party giving to the other not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the Registrar Agreement. In certain circumstances, the Registrar Agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Agreement, or the insolvency of either.

In any event the Registrar may cease to provide any services pursuant to the Registrar Agreement if any of its fees become overdue by more than seven days until such overdue fees are paid in full.

Anson Registrars Limited is entitled to a minimum annual fee of £4,400 for the performance of its duties under the Registrar Agreement. Anson Registrars Limited is entitled to additional fees in respect of the performance of tasks including transfers and dividend payments.

The Registrar Agreement is governed by the laws of Guernsey.

7.4 United Kingdom Transfer Agent Agreement

The Company is party to a UK Transfer Agent Agreement with Anson Registrars Limited and Capita IRG plc dated 24 June 2004, pursuant to which Capita IRG plc will act as the transfer agent of Anson Registrars Limited in the United Kingdom, providing services to Anson Registrars Limited and the Company including the processing of transfer deeds.

The Company agrees that Capita IRG plc shall be under no liability whatsoever to it for any loss, damage or expense of any nature, however arising, suffered or incurred by the Company or by another person as a result of any act or omission connected with or arising out of the performance of any services under the UK Transfer Agent Agreement, unless such loss, damage or expense arose as a result of bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors.

The Company undertakes to indemnify the UK Transfer Agent and its employees, agents and sub-contractors against all actions, proceedings, costs, claims, demands and liabilities which may be brought against or incurred or suffered (either directly or indirectly) by them arising out of or in connection with the performance of the services under the UK Transfer Agent Agreement (other than those resulting from bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors).

The UK Transfer Agent Agreement provides that the appointment of Capita IRG plc will continue unless and until terminated by either the Company or Anson Registrars Limited giving to Capita IRG

plc, or Capita IRG plc giving to Anson Registrars Limited, not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the UK Transfer Agent Agreement. In certain circumstances, the UK Transfer Agent Agreement may be terminated forthwith by notice in writing by a party to the other parties based on certain breaches of the Agreement or the insolvency of a party.

In any event, Capita IRG plc may either terminate its appointment or suspend performance of services by notice in writing to Anson Registrars Limited if Anson Registrars Limited fails to pay any sum due within 15 business days of Capita IRG plc giving written notice to Anson Registrars Limited.

Capita IRG plc will receive from Anson Registrars Limited remuneration as shall be agreed separately between Capita IRG plc and Anson Registrars Limited from time to time. The Company is not liable to pay Capita IRG plc any remuneration under the UK Transfer Agent Agreement.

The UK Transfer Agent Agreement is governed by English Law.

7.5 Option Agreements

A summary of the three option agreements with Fortress Investment Group LLC dated 31 December 2003, 24 June 2004 and 15 June 2005 respectively (the "**Option Agreements**") is set out in Part V of these Listing Particulars. The Option Agreements are governed by Guernsey law.

7.6 CDO I Portfolio Management Agreement

The Manager is a party to the CDO I Portfolio Management Agreement with Eurocastle CDO I dated 8 June 2004 pursuant to which the Manager has agreed (subject to the terms of the trust deed) to supervise, monitor and direct the investment and reinvestment of the collateral of Eurocastle CDO I in accordance with its standards, policies and procedures. The Manager will, amongst other things, select Target Investments to be acquired, retained, sold or otherwise disposed of, waive any default or vote to accelerate the maturity of a defaulted obligation. Under the CDO I Portfolio Management Agreement, the Manager has also agreed to perform, on behalf of the Eurocastle CDO I, certain administrative services. The Manager is entitled to an annual fee of €1,000.

The Manager and its delegates are excluded from any liability to Eurocastle CDO I in the absence of any acts or omissions constituting bad faith, wilful misconduct or negligence in the performance of, or reckless disregard with respect to, its obligations under the CDO I Portfolio Management Agreement. The CDO I Portfolio Management Agreement also contains provisions whereby Eurocastle CDO I has agreed to indemnify the Manager and its delegates from and against all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever incurred by the Manager in the performance of its duties and obligations (except such as shall be finally judicially determined to have arisen from bad faith, wilful misconduct, negligence or reckless disregard by the Manager or its delegates in the performance or non-performance of its duties and obligations). The Manager may be removed (i) without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes, or (ii) with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO I or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO I Portfolio Management Agreement is governed by English law.

7.7 CDO II Portfolio Management Agreement

The Manager is a party to the CDO II Portfolio Management Agreement with Eurocastle CDO II dated 5 May 2005. The terms of the CDO II Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal

amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO II Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO II or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

7.8 CDO III Portfolio Management Agreement

The Manager is a party to the CDO III Portfolio Management Agreement with Eurocastle CDO III dated 28 April 2005. The terms of the CDO III Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO III Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO III or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

7.9 Funding Management Agreement

The Company and the Manager are parties to the Funding Management Agreement with Eurocastle Funding Limited, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of Eurocastle Funding's operations, subject to the investment policies and guidelines of the Company.

Eurocastle Funding is an SPV established in Ireland. It holds all securities acquired through Short-term repurchase agreements and also, as at the date of these Listing Particulars, two real estate related loans.

Eurocastle Funding has agreed to indemnify the Manager and its affiliates and their members, managers, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager has agreed to indemnify Eurocastle Funding, Eurocastle Funding's Shareholders, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, directors, managers, officers and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager carries errors and omissions and other customary insurance.

Eurocastle Funding and the Company may terminate the Funding Management Agreement on 60 days' written notice, without payment of any amounts by way of compensation, in the event of fraud, misappropriation of funds, or gross negligence by the Manager. The Manager may terminate the Funding Management Agreement upon 60 days notice.

The Manager shall receive an annual management fee of €1,000 for the performance of services pursuant to the Funding Management Agreement.

The Funding Management Agreement is governed by English law.

7.10 Underwriting and Sponsor's Agreement

The Underwriting and Sponsor's Agreement was entered into on 15 June 2005 between the Company, the Manager, the Directors, the Sponsor, the Joint Global Coordinators and Swiss Finance & Property Corporation and contains *inter alia*, the following provisions:

(a) the Company confirmed the appointment of Morgan Stanley & Co. International Limited as Sponsor in connection with the proposed Admission of the Shares to the Official List;

(b) the Company confirmed the appointment of Morgan Stanley Securities Limited and Deutsche Bank AG London as Joint Global Coordinators in relation to the Offer;

(c) the Company has agreed, subject to determination of the Offer Price and the Company and the Underwriters executing and delivering a pricing memorandum pursuant to which each Underwriter will agree severally that it will procure subscribers or purchasers for or, failing which, to subscribe or purchase itself, its relative proportion of the New Shares as set out therein in each case at the Offer Price set out therein (the "Pricing Memorandum") and to certain other conditions, to issue Shares at the Offer Price;

(d) the Underwriters have agreed, subject to execution and delivery by the Company and the Underwriters of the Pricing Memorandum certain conditions, on a several basis to procure subscribers for or, failing which, to subscribe themselves, all of the New Shares at the Offer Price;

(e) the Company has, subject to certain conditions, undertaken to Morgan Stanley Securities Limited as stabilising manager, that on the relevant Over-allotment Closing Date, it will allot and issue, in accordance with the terms and conditions of the Offer, such number of additional New Shares which is notified in writing to the Company by Morgan Stanley Securities Limited at any time up to 30 days after Admission provided that the aggregate number of notified Shares shall not exceed 10 per cent. of the aggregate number of Shares available in the Offer (the "Over-allotment Option"). The Over-allotment Shares shall be allotted and issued fully paid up in cash, free from all encumbrances and shall be identical to all other New Shares. The undertaking has been provided for the sole purpose of enabling the stabilising manager to satisfy its obligations in respect of over-allocations, if any, made in connection with the Offer and to cover short positions resulting from stabilising transactions. Save as required by applicable law or regulation, Morgan Stanley Securities Limited does not intend to disclose the extent of any over-allotments made and/or stabilisation transactions;

(f) the Company has agreed to pay to the Underwriters a commission of 3 per cent. of the amount equal to the Offer Price multiplied by the aggregate number of New Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting and Sponsor's Agreement and, in addition, the Company has agreed to pay to the stabilising manager (on behalf of the Underwriters) a commission of 3 per cent. of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares to be issued by the Company in accordance with the Over-allotment Option. All commissions will be paid together with any value added tax chargeable thereon;

(g) the obligations of the Company to issue New Shares and the obligations of the Underwriters to procure subscribers for or, failing which, themselves to subscribe for New Shares are subject to certain conditions including, amongst others, execution and delivery by the Company and the Underwriters of the Pricing Memorandum, that Admission occurs by not later than 8.00 a.m. on 29 June 2005 or such later time and/or date (not later than 30 June 2005) as the Company may agree with the Sponsor and the Joint Global Coordinators. In certain circumstances, the Sponsor and the Joint Global Coordinators may terminate the Underwriting and Sponsors' Agreement at any time on or before Admission. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), prospects or earnings of the Company or of companies in the group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting and Sponsor's Agreement);

(h) the Company has agreed to pay any stamp duty and/or stamp duty reserve tax and any other tax, charge or duty and any related costs, fines, penalties or interest arising in respect of the issue of Shares under the Offer and in respect of the issue of Over-allotment Shares, if any, pursuant to the Over-allotment Option;

(i) the Company has undertaken to pay or cause to be paid (together with any related value added tax) all costs, charges, fees and expenses of, in connection with or incidental to, *inter alia*, the Offer, Admission and the arrangements contemplated by the Underwriting and Sponsors' Agreement;

(j) the Company has given customary warranties in relation to the business, the accounting records and the legal compliance of the Company and its consolidated subsidiaries and in relation to the contents of this document and has also given a customary indemnity to each of the Underwriters. The Manager has given customary warranties in relation to itself. Each Director has given customary warranties in relation to the information regarding that Director in this document; and

(k) the Company has agreed not to issue any Shares (other than Shares issued pursuant to the Offer, Over-allotment Option and Manager's Option) for a period of 120 days from Admission (subject to certain exceptions, including where the Sponsor and Joint Global Coordinators have given their consent to the issue or sale, as the case may be).

7.11 Revolving Credit Facility Agreement

In December 2004, the Company entered into a revolving €35 million credit facility with Deutsche Bank AG, London as a means of securing access to temporary working capital. The facility is secured under a security deed dated 20 December 2004 over receivables flowing to the Company from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle Funding Limited and any future credit agreement or debt securities of the Company (the "Security Deed") and with security assignments of the Company's rights under the Funding Management Agreement and the Management Agreement. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5 per cent., while on undrawn amounts the commitment fee is 0.5 per cent.

The facility contains a negative pledge provision whereby, other than pursuant to the Security Deed, the Company shall not create any security over any of its assets. Furthermore, the Company has agreed not to sell, transfer or dispose of any of its assets and receivables, nor enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts or enter into any other preferential arrangement having a similar effect.

There is a cross default provision under the facility which operates if (i) any financial indebtness of the Company is not paid when due (or within an applicable grace period) or is declared to be or becomes due prior to its maturity; or (ii) in the case of a consolidated subsidiary that has issued publicly rated debt securities, if the trustee of such securities has given notice to the relevant consolidated subsidiary that such debt securities are to be immediately due and payable following the occurrence of an event of default.

In May 2005, the facility size was increased to €50 million.

Except for the Management Agreement, Administration Agreement, the Registrar Agreement, the UK Transfer Agent Agreement, the Option Agreements, the CDO I Portfolio Management Agreement, the CDO II Portfolio Management Agreement, the CDO III Portfolio Management Agreement, the Funding Management Agreement, the Underwriting and Sponsor's Agreement, and the Revolving Credit Facility Agreement summarised above, the Company has not, since its incorporation, entered into any contracts, not being contracts entered into in the ordinary course of business, which are, or may be, material, or are contracts which have been entered into by the Company and contain any provisions under which the Company has any obligation or entitlement which is material to the Company as at the date of these Listing Particulars.

8 General

8.1 Since their respective dates of incorporation, neither the Company nor any SPV nor any subsidiary has been, nor are they a party to or have engaged in any legal or arbitration proceedings, and no legal or arbitration proceedings are pending or threatened by or against the Company or any SPV which may have or have had a significant effect on the financial position of the Company or any SPV.

8.2 The Company will not, to a significant extent, be a dealer in investments.

8.3 The Company does not intend to register under or become subject to the Investment Company Act as an investment company. In order to avoid such registration, it will seek to comply with Section 3(c)(7)

of the Investment Company Act, which provides an exclusion from investment company status for investment funds whose securities are sold only to US residents and US Persons who are Qualified Purchasers (as such term is therein defined) and certain other limited categories of persons.

8.4 Following shareholder approval on 8 June 2005 to a change to the Company's investment guidelines, the Company became classified as a property investment company for the purposes of the Listing Rules and as a result may invest in excess of 20 per cent. of its gross assets directly in real estate. Certain other restrictions imposed by the UK Listing Authority upon the Company's change of status under the Listing Rules also became applicable and these are set out in full in the investment guidelines contained in Part III of these Listing Particulars.

8.5 The Company has the following principal subsidiary undertaking, which is wholly-owned by the Company and consolidated into the annual financial statements of the Company:

Company Name	Proportion of capital held	Principal activity	Registered office
Luxgate S.à r.l.	100%	Holding Company	No. 5, Boulevard de la Faire L-1528 Luxembourg, Grand Duchy of Luxembourg

8.6 Cushman & Wakefield Healey & Baker has given and not withdrawn its consent to the inclusion in this document of the Valuation Report set out in Part XII of these Listing Particulars in the form and context in which it is included having also authorised the contents of its above mentioned report for the purpose of 6(1)(e) of the UK Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

8.7 The Manager is or may be a promoter of the Company. Save as disclosed herein, no amount or benefit has been paid or given by the Company to the Manager, and, other than expressly disclosed in this document, none is intended to be given.

8.8 No application is being made for the New Shares to be listed on, or dealt in, any stock exchange or investment exchange other than the London Stock Exchange.

8.9 No commission will be payable by the Company to financial intermediaries or placees in connection with the Offer.

8.10 As at 13 June 2005 (the last practicable date prior to the publication of this document), Morgan Stanley Securities Limited had a beneficial holding of 1,479,738 shares in the Company representing 8.01 per cent. of the current issued ordinary share capital. This position comprises stock held on behalf of clients.

9 Documents available for Inspection

Copies of the following documents are available for inspection at the registered office of the Company, at the offices of the Manager, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours (Saturdays, Sundays and public holidays excepted) from the date of publication of this document for either a period of 14 days or until Admission, whichever is the longer period:

9.1 the Memorandum and Articles of Association of the Company;

9.2 the audited consolidated accounts of the Company for the period ended 31 December 2003 and 31 December 2004 which have been audited by Ernst & Young LLP, as auditor of the Company;

9.3 the unaudited results of the Company for the three month period ended 31 March 2005;

9.4 the material contracts referred to in paragraph 7 above;

9.5 these Listing Particulars; and

9.6 the valuation report relating to the Current Real Estate Portfolio.

PART VIII

TAX CONSIDERATIONS

1 General

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Guernsey, the UK and the US, which is subject to change. The following summary does not therefore constitute legal or tax advice and applies only to persons holding Shares as an investment.

An investment in the Company involves a number of complex tax considerations. Changes in tax legislation in any of the countries in which the Company will have Investments or in Guernsey (or in any other country in which a subsidiary of the Company, through which investments are made, is located), or changes in tax treaties negotiated by those countries, could adversely affect the returns from the Company to investors.

Prospective investors should consult their professional advisers on the potential tax consequences of subscribing for, purchasing, holding, converting or selling Shares under the laws of their country and/or state of citizenship, domicile or residence.

2 Guernsey Taxation

2.1 The Company

The Company qualifies for exemption from liability to income tax in Guernsey and has applied to the States of Guernsey Income Tax Authority for such exemption for the current year. Exemption must be applied for annually and will be granted, subject to the payment of an annual fee which is currently fixed at £600, provided that the Company continues to qualify under the applicable legislation for exemption. It is the intention of the Directors to conduct the affairs of the Company so as to ensure that it continues to qualify. No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities. In response to the OECD's initiative to eliminate so called unfair tax competition, the States of Guernsey have announced that with effect from 2008 the rate of corporate income tax in Guernsey will be set at nil.

Document duty in Guernsey is calculated at the rate of 0.5 per cent. and is payable on the nominal value of the authorised share capital of the Company up to a maximum amount of duty of £5,000 for each company. In the case of a Guernsey company which is a closed ended investment company with an authorised capital consisting of shares of no par value, such as the Company, the document duty is set at a flat rate of £2,000.

2.2 The Shareholders

(i) Disposal of Shares

Guernsey residents should not be subject to tax on any gains arising on disposal of the Shares.

(ii) Taxation of Dividends on Shares

The Company is required to make a return to the Administrator of Income Tax in Guernsey of the names, addresses and shareholdings of Guernsey resident Shareholders. No withholding tax is currently payable in respect of Shareholders.

(iii) Stamp Duty and Stamp Duty Reserve Tax

No Guernsey stamp duty will be payable on the issue of the New Shares. In the event of the death of a sole holder of Shares, a Guernsey grant of probate or administration may be required in respect of which certain fees will be payable to the Ecclesiastical Registrar in Guernsey.

3 United Kingdom Taxation

3.1 The Company

The Directors intend to conduct the affairs of the Company in such a manner as to minimise, so far as they consider reasonably practicable, taxation suffered by the Company. This will include conducting the affairs of the Company so that it does not become resident in the UK for taxation purposes.

Accordingly, and provided that the Company does not carry on a trade in the UK (whether or not through a permanent establishment situated therein), the Company will not be subject to UK income tax or corporation tax other than on UK source income.

3.2 The Shareholders

(i) Disposal of Shares

The Company is a closed-ended company incorporated in Guernsey and therefore the Company should not as at the date of the Offer be a "collective investment scheme" as defined in the Financial Services and Markets Act 2000. Accordingly, the provisions of sections 757 to 764 of the Income and Corporation Taxes Act 1988 (the "Taxes Act") should not apply. For so long as the Company is not a collective investment scheme, any disposal of Shares by a Shareholder may give rise to a chargeable gain for United Kingdom tax purposes.

(a) UK resident Shareholders

A disposal of Shares by a Shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains (including by reference to changes in the sterling/euro exchange rate), depending on the Shareholder's circumstances and subject to any available exemption or relief.

(b) Non-UK resident Shareholders

A Shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, may be subject to United Kingdom taxation on chargeable gains on a disposal of Shares which are used in or for the purposes of the trade or used, held or acquired for use for the purposes of the branch, agency or permanent establishment.

A Shareholder who is an individual who has ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of Shares during that period may also be liable, on his return to the United Kingdom, to United Kingdom taxation on chargeable gains (subject to any available exemption or relief).

(ii) Income from the Company

According to their personal circumstances, Shareholders resident in the United Kingdom for tax purposes will be liable to income tax or corporation tax in respect of dividend or other income distributions of the Company. Where investments of the Company are distributed in specie to Shareholders other than by way of dividend, such distributions may represent a part-disposal of Shares for United Kingdom tax purposes.

(iii) Anti-avoidance

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of Sections 739 to 745 of the Income and Corporation Taxes Act 1988 (the "Taxes Act"). These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of the Company on an annual basis.

More generally, the attention of Shareholders is also drawn to the provisions of Sections 703 to 709 of the Taxes Act which give powers to HM Revenue and Customs to cancel tax advantages derived from certain transactions in securities.

The Taxes Act also contains provisions which subject certain United Kingdom resident companies to corporation tax on profits of companies not so resident in which they have an interest. The provisions may affect United Kingdom resident companies which are deemed to be

interested (together with any connected or associated companies) in at least 25 per cent. of the profits of a non-resident company which is controlled by residents of the United Kingdom and which does not distribute substantially all of its income and is resident in a low tax jurisdiction. It is intended that the Company will distribute substantially all of its income, and therefore it is not anticipated that this legislation will have any material effect on United Kingdom resident corporate Shareholders. The legislation is not directed towards the taxation of chargeable gains.

It is anticipated that the shareholdings in the Company will be such as to ensure that the Company would not be a close company if resident in the United Kingdom. If, however, the Company were to be such that it would be close if resident in the United Kingdom, chargeable gains accruing to it may be apportioned to certain United Kingdom resident or, in the case of an individual, ordinarily resident Shareholders who may thereby become chargeable to capital gains tax or corporation tax on chargeable gains on the gains apportioned to them.

(iv) Stamp duty and stamp duty reserve tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position and do not relate to persons such as market-makers, brokers, dealers or intermediaries or where the Shares are issued to a depositary or clearing system or its nominee or agent. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue of the Shares. No United Kingdom stamp duty will be payable on the transfer of the Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom. Provided that the Shares are not registered in any register of the Company kept in the United Kingdom, any agreement to transfer the Shares will not be subject to United Kingdom stamp duty reserve tax.

4 United States Taxation

4.1 General

The following is a summary of certain United States federal income tax consequences of acquiring, holding and disposing of the Shares by US Holders, Tax-Exempt Holders and Non-US Holders (all as defined below, and collectively, the "Investors"). This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not discuss all of the tax consequences that may be relevant to a particular Investor based on such Investor's particular circumstances or to certain Investors that are subject to special treatment under United States federal income tax laws. This summary is limited to Investors who hold the Shares as capital assets. No rulings have been or will be sought from the IRS regarding any matter discussed in this document, and counsel to the Company has not rendered any legal opinion regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. **Prospective investors are urged to consult their tax advisers to determine the US federal, state, local and non-US income and other tax consequences of acquiring, holding and disposing of the Shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.**

For purposes of this section, a "US Holder" is any beneficial owner of the Shares that is a citizen or individual resident of the United States; a corporation or an entity characterised as a corporation for United States federal income tax purposes and which is created or organised in the US or any political subdivision thereof; an estate, the income of which is subject to US federal income tax without regard to its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more US persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on 20 August 1996 and properly elected to be treated as a US person.

For purposes of this section, a "Non-US Holder" is any beneficial owner of Shares that is (i) an individual that is not a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for US federal income tax purposes that is not created or organised under the laws of the United States or any political subdivision thereof, or (iii) in the case of a partnership or an entity

treated as a partnership for US federal income tax purposes, a partner that is described in (i) or (ii) above.

For purposes of this section, a "Tax-Exempt Holder" is any beneficial owner of Shares, other than a Non-US Holder, that is exempt from United States federal income taxation under the Code.

If a partnership, including for this purpose any entity treated as a partnership for US federal income tax purposes, is a holder of the Shares, the US federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

Prospective investors that are partnerships and partners in such partnership should consult their tax advisers to determine the US federal income tax consequences of acquiring, holding and disposing of the Shares.

4.2 The Company

Taxation as a Corporation

The Company will be treated as a corporation for US federal income tax purposes. Thus, the income, gains, losses, deductions and expenses of the Company will not pass through to the Investors, and all distributions by the Company to the Investors will be treated as dividends, returns of capital and/or gains.

United States Trade or Business; Withholding Taxes

The Company does not expect to be engaged in a US trade or business as determined for US federal income tax purposes, although no assurances can be given in this regard. So long as the Company is not engaged in a US trade or business, income and gain earned by the Company will not be subject to regular US federal income taxation. If, however, contrary to expectations, the Company is treated as engaged in a US trade or business, then the Company generally would be subject to regular US federal income taxation on any income or gain effectively connected with the United States trade or business (and may also be subject to a 30 per cent. US branch profits tax). In such event, the Company's ability to make distributions to its shareholders will be materially and adversely affected.

The Company may be subject to US withholding tax at a rate of 30 per cent. on certain types of periodic income derived by the Company from sources inside the United States.

Passive Foreign Investment Company

Generally, a non-US corporation, such as the Company, will be classified as a passive foreign investment company (a "PFIC") during a given year if either (i) 75 per cent. or more of its gross income constitutes "passive income", or (ii) 50 per cent. or more of its assets produce "passive income". For these purposes, "passive income" generally includes interest, dividends, annuities and other investment income. Based on the Company's projected income, assets and activities, the Directors believe that it will be classified as a PFIC for United States federal income tax purposes.

Controlled Foreign Corporation

Generally, a non-US corporation, such as the Company, will be classified as a controlled foreign corporation (a "CFC") if more than 50 per cent. of the shares of the corporation, measured by reference to combined voting power or value, are held, directly or indirectly, by "US Shareholders". A US Shareholder, for this purpose, is generally any US Holder that possesses, directly, indirectly or through attribution, 10 per cent. or more of the combined voting power of all classes of shares of the corporation. Depending on the ownership of the Shares, it is possible that the Company may be treated as a CFC.

If the Company were classified as a CFC, a US Shareholder of the Company generally would be required to include in gross income (as ordinary income) at the end of each taxable year of the Company an amount equal to the shareholder's pro rata share of the "subpart F income" and certain US source income of the Company. Subpart F income generally includes dividends, interest, gains from the sale of securities, and income from certain transactions with related parties. If the Company were classified as a CFC, it is likely that all or substantially all of its income would constitute subpart F income.

4.3 US Holders

Passive Foreign Investment Company

If the Company were classified as a PFIC for any taxable year during which a US Holder held the Shares, and such holder fails to make either a "QEF election" or a "mark-to-market election" (each as described below) with respect to the Shares effective from the beginning of the US holders' period of ownership in the Shares, the US Holder will be subject to special tax rules on the receipt of an "excess distribution" in respect of the Shares and on gain from the disposition of the Shares. An excess distribution generally is any distribution to the extent such distribution exceeds 125 per cent. of the average annual distributions made with respect to the Shares during the preceding three taxable years or shorter period during which the US Holder held the Shares. For purposes of the PFIC rules, (i) a distribution includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as a dividend for US federal income tax purposes, and (ii) a disposition includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as an exchange for US federal income tax purposes.

Under the PFIC rules, a US Holder is required to allocate any excess distribution received or gain recognised from disposition of the Shares rateably over the US Holder's entire holding period for the Shares. The amount allocated to the taxable year in which the excess distribution is made or the gain is recognised will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest income tax rate, regardless of the rate otherwise applicable to the US Holder. The US Holder will also be liable for an additional tax equal to an interest charge on the tax liability attributable to income allocated to prior years. In computing such tax liability, amounts allocated to prior tax years may not be offset by any net operating losses of the US Holder.

In addition, under the PFIC rules, a US Holder will be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognised on the dispositions of, the Shares. Moreover, any US Holder who acquires the Shares upon the death of a US Holder would not receive a step-up in the tax basis of the Shares to fair market value of such Shares. Instead, the US Holder beneficiary will have a tax basis in the Shares equal to the decedent's tax basis, if lower. A US Holder may make an election to treat the Company as a "qualified electing fund" ("QEF") in order to avoid the application of the PFIC rules discussed above. If a US Holder makes a timely and valid QEF election with respect to the Company, the US Holder will be required for each taxable year for which the Company is a PFIC to include in income such holder's pro rata share of the Company's (i) ordinary earnings as ordinary income and (ii) net capital gains as long-term capital gain, in each case computed under US federal income tax principles, in some cases even if such earnings or gains have not been distributed. The US Holder will not be required to include any amount in income for any taxable year during which the Company does not have ordinary earnings or net capital gains. Moreover, the US Holder will not be required to include any amount in income for any taxable year for which the Company is not a PFIC. Furthermore, the denial of a tax basis step-up to fair market value at death described above generally will not apply.

The QEF rules may cause an electing US Holder to recognise income in a taxable year in amounts significantly greater than the distributions received from the Company in such taxable year. In certain cases in which the Company does not distribute all of its earnings in a taxable year, a US Holder may be permitted to elect to defer the payment of some or all of its taxes with respect to the Company's income subject to an interest charge on the deferred amount. The QEF election is made on a shareholder-by-shareholder basis. Thus, any US Holder of the Shares can make its own decision regarding whether to make a QEF election. A QEF election applies to all of the Shares held or subsequently acquired by an electing US Holder and can be revoked only with the consent of the IRS. It should be noted that US Holders may not make a QEF election with respect to an option to acquire the Shares, and that certain classes of Investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election. The Company intends to provide US Holders with such information as is necessary to enable them to make a QEF election.

Alternatively, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, a US Holder may make an election to mark the Shares to market annually (a "mark-to-market election"). If a US Holder makes a timely and valid mark-to-market election, the US Holder will be required for each taxable year that the Shares are held, and upon the disposition of the Shares, to recognise as ordinary income or loss an amount equal to the difference between the US Holder's tax basis in the Shares and the fair market value of the Shares. Except in the case of a sale or disposition

of the Shares, any loss recognised, however, will be allowable only to the extent of net mark-to-market gains included in income by the US Holder under the mark-to-market election in prior taxable years. The US Holder's tax basis in the Shares will be increased by any gains recognised by the US Holder as a result of the mark-to-market election and will be decreased by any losses allowable under the mark-to-market rules.

As with the QEF election, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, the mark-to-market election is made on a shareholder-by-shareholder basis. Thus, any US Holder of the Shares can make its own decision regarding whether to make a mark-to-market election. In addition, a mark-to-market election is revocable (except to the extent that the Shares are no longer considered marketable stock) only with the consent of the IRS, and will continue to apply even if the Company is no longer classified as a PFIC.

Prospective investors are urged to consult their tax advisor about the PFIC rules, including the possibility and advisability of and the procedure and timing for making a QEF or mark-to-market election in connection with the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC, a US Holder that is treated as a US Shareholder of the Company for purposes of the CFC rules would generally not be taxable under the PFIC rules described above. Rather, at the end of each taxable year of the Company, such US Holder would generally include in gross income (as ordinary income) an amount equal to the shareholder's pro rata share of the subpart F income and certain US source income of the Company. As a result, to the extent subpart F income of the Company included net capital gains, such gains will be treated as ordinary income of the US Holder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made.

Distributions on the Shares

The treatment of actual distributions of cash on the Shares will generally vary depending on whether a US Holder has made a timely QEF or mark-to-market election as described above. If a timely QEF election has been made or if the US Holder is treated as a US Shareholder of the Company for the purposes of the CFC rules, distributions should be allocated first to amounts previously taxed pursuant to the QEF election or pursuant to the CFC rules, if applicable. Amounts so allocable would not be taxable to US Holders. Distributions in excess of such previously taxed amounts will be taxable to US Holders as ordinary income upon receipt, to the extent of any remaining untaxed current and accumulated earnings and profits of the Company. Such distributions made to a US Holder that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and "qualified foreign corporations" on or after 1 January 2003. Distributions in excess of (i) previously taxed amounts and (ii) any remaining current and accumulated earnings and profits will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

If a timely mark-to-market election has been made, distributions made by the Company to a US Holder will be taxable as ordinary income to the extent of any current and accumulated earnings and profits of the Company. Such distributions made to a US Holder that is an individual will not be eligible for taxation at recently reduced tax rates applicable to dividends payable by certain United States corporations and qualified foreign corporations on or after 1 January 2003. Any distributions in excess of the current and accumulated earnings and profits of the Company will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

In the event that a US Holder does not make a timely QEF or mark-to-market election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions made with respect to the Shares may constitute excess distributions, taxable as previously described under the PFIC rules.

Sale or Other Disposition of the Shares

A US Holder that has made a valid QEF or mark-to-market election will generally recognise gain or loss upon the sale or other disposition of the Shares equal to the difference between the amount

realised and the holder's adjusted tax basis in the Shares. The tax basis of a US Holder in the Shares will generally be the amount paid for such Shares. Such tax basis will be increased by amounts taxable to such holder by virtue of a QEF or mark-to-market election and will be decreased by (i) actual distributions from the Company that are deemed to consist of previously taxed amounts or are treated as a non-taxable reduction in the tax basis of the Shares, and (ii) any losses allowable under the mark-to-market rules. In the case of a US Holder that has made a valid QEF election, any gain or loss recognised from a sale or other disposition of the Shares will be long-term capital gain or loss if the US Holder has held such Shares for more than one year at the time of the sale or disposition. In the case of a US Holder that has made a valid mark-to-market election, any gain recognised will be ordinary income and any loss recognised will be ordinary loss, to the extent of the net gains previously recognised under the mark-to-market election, and capital loss thereafter. In certain circumstances, US Holders who are individuals (or whose income is taxable to United States individuals) may be entitled to preferential treatment for net long-term capital gains. The ability of US Holders to offset capital losses against ordinary income, however, is limited.

If a US Holder does not make a timely QEF election or mark-to-market election, any gain realised from the sale or other disposition of the Shares or any gain deemed to accrue prior to the time a QEF or mark-to-market election is made, will generally be treated as an excess distribution and subject to an additional tax reflecting an interest charge under the PFIC rules described above.

If the Company were treated as a CFC and a US Holder were treated as a US Shareholder thereof, then any gain realised by such US Holder upon disposition of the Shares would generally be treated as ordinary income to the extent of the current and accumulated earnings and profits of the Company. In this respect, earnings and profits generally would not include any amounts previously taxed pursuant to the CFC rules.

4.4 Tax-Exempt Holders

Unrelated Business Taxable Income

Tax-Exempt Holders that are generally exempt from US federal income taxation may nevertheless be subject to "unrelated business income tax" on any "unrelated business taxable income" or income from debt-financed property (collectively "UBTI") derived by such Tax-Exempt Holder. An investment in the Shares should not generate UBTI for Tax-Exempt Holders that are pension plans, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt entities, provided that such Tax-Exempt Holders do not incur "acquisition indebtedness" (as defined for United States federal income tax purposes) with respect to their investments in the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC and a Tax-Exempt Holder were treated as a US Shareholder, the Tax-Exempt Holder's subpart F income from the Company generally would not be treated as UBTI (assuming such Tax-Exempt Holder itself did not incur "acquisition indebtedness" to acquire its Shares).

Passive Foreign Investment Company

As discussed above, the Directors believe that the Company will be classified as a PFIC for US federal income tax purposes. Treasury regulations provide, however, that Tax-Exempt Holders generally will not be subject to the potentially adverse effects of the PFIC rules discussed above. Moreover, unlike US Holders, a Tax-Exempt Holder may not make a QEF election with respect to the Company unless such Tax-Exempt Holder is taxable under the UBTI rules with respect to distributions received from the Company (which should occur only if a Tax-Exempt Holder itself incurred "acquisition indebtedness" to make its investment in the Shares).

4.5 Non-US Holders

A Non-US Holder generally will not be subject to US federal income taxation on distributions received from the Company or on gains recognised on the sale, exchange or redemption of the Shares where such Non-US Holder's nexus with the United States is solely as a result of an investment in the Shares. The foregoing, however, may not apply in the case of a Non-US Holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a US trade or business,

(ii) who is an individual present in the United States for 183 days or more in a taxable year or has a "tax home" in the United States for US federal income tax purposes, or (iii) who is a former citizen of the United States, a CFC or a corporation which accumulates earnings to avoid United States federal income tax.

4.6 Reporting Requirements

Treasury regulations promulgated under Section 6038B of the Code require reporting for certain transfers of property (including cash) to a foreign corporation by US persons or entities. In general, these rules require US Holders and Tax-Exempt Holders who acquire the Shares to file a Form 926 with the IRS and to supply certain additional information to the IRS. In the event such holder fails to file any such required form, the holder could be subject to a penalty equal to 10 per cent. of the fair market value of the property (including cash) transferred to the foreign corporation. **Prospective investors are urged to consult their tax advisers regarding these reporting requirements.**

4.7 Reportable Transactions

Treasury regulations require that each taxpayer participating in a "reportable transaction" must disclose such participation to the IRS. The scope and application of these rules is not completely clear. In the event an investment in the Company constitutes participation in a "reportable transaction", each Investor who must file a US federal income tax return may be required to file Form 8886 with the IRS with the Investor's US federal tax return, thereby disclosing certain information relating to the Company to the IRS. In addition, the Company and its advisers may be required to maintain a list of the Investors and to furnish this list and certain other information to the IRS upon its written request. **Prospective investors are urged to consult their tax advisers regarding the applicability of these rules to an investment in the Company.**

PART IX

ERISA, TRANSFER RESTRICTIONS, ELIGIBLE INVESTORS AND CERTIFICATES

1 ERISA Considerations

1.1 General

ERISA, and Section 4975 of the Code, impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans (as defined in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts or Keogh plans, (c) any entities whose underlying assets include plan assets by reason of an investment by a plan described in (a) or (b) in such entities (each of (a), (b) and (c), a "Plan") and (d) persons who have certain specified relationships to Plans ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the US Supreme Court in *John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank*, 510 US 86 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and such insurance company might be treated as a Party in Interest with respect to a Plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA, and ERISA and Section 4975 of the Code prohibit certain transactions between a Plan and Parties in Interest or Disqualified Persons with respect to such Plan. Violations of these rules may result in the imposition of excise taxes and other penalties and liabilities under ERISA and the Code.

The US Department of Labor (the "DOL") has promulgated a regulation, 29 C.F.R. §2510.3-101 (the "Plan Asset Regulation") describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets are deemed to include both the equity interest itself and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation by "benefit plan investors" is not "significant".

The New Shares will constitute "equity interests" in the Company for purposes of the Plan Asset Regulation; the Company will not be registered under the Investment Company Act; and it is not likely that the Company will qualify as an "operating company" for purposes of the Plan Asset Regulation. Therefore, if equity participation in the Company by Benefit Plan Investors (as defined below) is "significant" within the meaning of the Plan Asset Regulation, the assets of the Company could be deemed to be the assets of Plans investing in the Shares. If the assets of the Company were deemed to constitute the assets of an investing Plan, (i) transactions involving the assets of the Company could be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, (ii) the assets of the Company could be subject to ERISA's reporting and disclosure requirements, and (iii) the fiduciary causing the Plan to make an investment in the Shares could be deemed to have delegated its responsibility to manage the assets of the Plan.

Under the Plan Asset Regulation, equity participation in an entity by Benefit Plan Investors is "significant" on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25 per cent. or more of the value of any class of equity interest in the entity is held by Benefit Plan Investors (the "25 per cent. Threshold").

The term "Benefit Plan Investor" is defined to include any (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not subject to Title I of ERISA, including without limitation governmental plans, foreign pension plans and church plans, (ii) "plan" (as defined in Section 4975(e)(1) of the Code), whether or not subject to Section 4975 of the Code, including without limitation individual retirement accounts and Keogh plans, or (iii) entity whose underlying assets include plan assets by reason of such an employee benefit plan's or plan's investment in such entity, including without limitation, as applicable, an insurance company general account. For purposes of making determinations under the 25 per cent. threshold, (i) the value of any Shares held by a person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person (each such person or affiliate, a "Controlling

Person"), is disregarded which, in the case of the Company, will include the Manager and its affiliates, and (ii) only the proportion of an insurance company general account's equity investment in the Company that represents plan assets is taken into account.

1.2 Restrictions on Purchase

The Company intends to prohibit investors that are subject to Title I of ERISA or Section 4975 of the Code from acquiring any Shares. Accordingly, Benefit Plan Investors using assets of Plans that are subject to Title I of ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Shares, and each investor will be required to represent, or will be deemed to have represented, as applicable, that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. Each purchaser of a Share admitted to settlement by means of the CREST UK system if any, will be deemed to represent and warrant that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. In addition, the Company's articles of association provide that in the event that a purported transfer of any Share to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code could result in the assets of the Company being treated as plan assets that are subject to Title I of ERISA or Section 4975 of the Code, any Shares held by such a Benefit Plan Investor shall be deemed to be Shares-in-Trust, and transferred automatically and by operation of law to a Trust for the benefit of one or more designated charities. For a discussion of transfer restrictions with respect to the Shares, see "Transfer Restrictions" below.

1.3 Special Considerations Applicable to Insurance Company General Accounts

Any purchaser that is an insurance company using the assets of an insurance company general account should note that pursuant to regulations issued pursuant to Section 401(c) of ERISA (the "General Account Regulations"), assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code to the extent such assets relate to contracts issued to employee benefit plans on or before 31 December 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets are treated as the plan assets of any such plan invested in a separate account.

2 Transfer Restrictions

The New Shares have not been and will not be registered under the Securities Act or any US state securities or "Blue Sky" laws or the securities laws of any other jurisdiction and, accordingly, may not be reoffered, resold, pledged or otherwise transferred in the United States or to US Persons unless the New Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available and in accordance with the restrictions described under "Eligible Investors" below.

Each purchaser of New Shares will be required to represent and agree as follows:

(a) The purchaser (A) (i) is a US Person that is an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee, (ii) is acquiring the New Shares for its own account or for the account of an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee and (iii) is aware, and each beneficial owner of the New Shares has been advised, that the sale of the New Shares to it is being made in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act, or (B) is not a US Person and is purchasing the New Shares in an offshore transaction pursuant to Regulation S.

(b) The purchaser understands that the New Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the New Shares have not been and will not be registered under the Securities Act and that (A) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer any of the New Shares, such New Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a Qualified Institutional Buyer or an Accredited Investor that in each case also is a Qualified Purchaser or a Knowledgeable Employee, or (ii) outside the United States in a transaction complying with the provisions of Rule 903 or Rule 904 of Regulation S under the Securities Act and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(c) The purchaser understands that US Persons that do not purchase Shares in a bona fide trade on the London Stock Exchange will be required to hold Shares in certificated form and that the Shares will bear a legend substantially to the following effect:

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS IN THE UNITED STATES OR, EXCEPT AS SET OUT IN THE COMPANY'S LISTING PARTICULARS (THE "LISTING PARTICULARS"), THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED BY THIS LEGEND. THE HOLDER HEREOF, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (X) IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND EXCEPT TO A TRANSFEREE WHO IS (i) (A) AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF THE SECURITIES ACT OR (B) A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A OF THE SECURITIES ACT) AND IN EACH CASE ALSO A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE" WITHIN THE MEANING OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), OR (ii) NOT A "US PERSON" (AS SUCH TERM IS DEFINED UNDER RULE 904 IN REGULATION S UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A BUYER THAT MEETS SUCH CRITERIA IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATION S AND (Y) (1) UPON DELIVERY OF ALL CERTIFICATIONS, OPINIONS AND OTHER DOCUMENTS THAT THE COMPANY MAY REQUIRE AND (2) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE OF THE UNITED STATES AND ANY OTHER JURISDICTION. FURTHER, NO PURCHASE, SALE OR TRANSFER OF THIS SECURITY MAY BE MADE UNLESS SUCH PURCHASE, SALE OR TRANSFER WILL NOT RESULT IN (i) THE ASSETS OF THE COMPANY CONSTITUTING "PLAN ASSETS" WITHIN THE MEANING OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), THAT ARE SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR (ii) THE COMPANY BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. EACH PURCHASER OR TRANSFEREE OF THIS SECURITY WILL BE REQUIRED TO REPRESENT OR WILL BE DEEMED TO HAVE REPRESENTED THAT (i) IT IS NOT AND IS NOT USING ASSETS OF A PLAN THAT IS SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE AND (ii) IF IT IS A US PERSON, THAT IT IS A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE," AND WILL BE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE COMPANY'S LISTING PARTICULARS AND ARTICLES OF ASSOCIATION.

THIS SECURITY IS NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED HEREIN. EACH TRANSFEROR OF THIS SECURITY AGREES TO PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE LISTING PARTICULARS TO THE TRANSFEREE.

(d) The purchaser understands that no transfer of a New Share will be effective, and the Company will not recognise any such transfer to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code as more fully set forth in "ERISA Considerations" above.

3 Eligible Investors

The New Shares are being offered (i) in the United States to persons reasonably believed to be "Accredited Investors" (as such term is defined in Rule 501 of the Securities Act) or "Qualified Institutional Buyers" (as such term is defined in Rule 144A of the Securities Act) that in each case are also "Qualified Purchasers" or "Knowledgeable Employees" (as such terms are defined in the Investment Company Act) and (ii) outside the United States to investors that are not US Persons in offshore transactions pursuant to Regulation S. Initial purchasers of the Shares will be required to make the representations and agreements set forth under "Transfer Restrictions" and "ERISA Considerations" herein. A Shareholder may only sell, transfer, assign, pledge, or otherwise dispose of its Shares within the United States to transferees that are Accredited Investors or Qualified Institutional Buyers, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or pursuant to another exemption from, or in a transaction not

subject to, the registration requirements of the Securities Act and that are, in each case, also Qualified Purchasers or Knowledgeable Employees, or outside the United States to transferees that are not US Persons pursuant to Regulation S. See "Transfer Restrictions" above.

4 Certificates

Save in respect of Qualified Institutional Buyers, each initial purchaser of New Shares who is a US Person and each US Person who acquires New Shares from another US Person (other than pursuant to a bona fide market purchase on the London Stock Exchange) is required to hold New Shares in certificated form.

PART X

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 31 DECEMBER 2004

The consolidated financial information contained in this Part X is derived from audited financial statements for the period ended 31 December 2004.

Basis of financial information

The financial information set out below has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

The information set out below does not constitute statutory accounts within the meaning of Companies (Guernsey) Law 1994. The auditors of the Company for the year ended 31 December 2004 were Ernst & Young LLP. The auditors of the Company have made a report under section 64 of the Companies (Guernsey) Law 1994 in respect of the statutory accounts and the report was unqualified.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
		€'000	€'000
Operating Income			
Interest income		23,902	50
Rental income		344	—
Realised gain on securities portfolio contract	15	4,141	611
Loss on foreign currency translation		(613)	—
Realised gain on disposal of available-for-sale securities		1,356	—
Total operating income		29,130	661
Operating Expenses			
Interest expense		13,663	—
Property operating expenses		33	—
Other operating expenses	3	3,403	759
Total operating expenses		17,099	759
Net profit (loss)		12,031	(98)
Earnings per Ordinary Share (adjusted for share consolidation)			
Basic	12	0.79	(0.01)
Diluted	12	0.78	(0.01)
Weighted Average Ordinary Shares outstanding (adjusted for share consolidation)			
Basic	12	15,214,818	11,857,670
Diluted	12	15,495,783	11,857,670

See notes to the consolidated financial statements.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	31 December 2004 €'000	31 December 2003 €'000
Assets			
Cash and cash equivalents		10,293	1,690
Restricted cash		—	2,812
Securities portfolio contract	15	—	57,611
Asset backed securities, available-for-sale (includes cash to be invested)	4	1,264,484	—
Real estate related loans	5	21,938	—
Investment properties	7	318,514	—
Other assets	6	9,578	316
Total assets		1,627,619	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 December 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	13	192,709	59,027
Net unrealised gain on available-for-sale securities and hedge instruments	4, 16	7,317	—
Accumulated profit (loss)		6,394	(98)
Total equity		206,420	58,929
Minority Interests		2	—
Liabilities			
CDO bonds payable	8	347,877	—
Bank borrowings	9	608,849	—
Repurchase agreements	10	197,584	—
Trade and other payables	11	266,887	688
Total liabilities		1,421,197	688
Total equity and liabilities		1,627,619	59,617

See notes to the consolidated financial statements.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	€'000
Cash Flows from Operating Activities		
Net profit (loss)	12,031	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(611)
Unrealised gain on foreign currency contracts	(275)	—
Accretion of discounts on securities	(791)	—
Amortisation of borrowing costs	225	—
Gain on disposal of available-for-sale securities	(1,356)	—
Gain on securities portfolio contract	(4,141)	—
Shares granted to Directors	72	—
Net change in operating assets and liabilities:		
Increase in restricted cash	(2,812)	—
Increase in other assets	(8,272)	(113)
Increase in trade and other payables	9,223	688
Net cash flows from (used in) operating activities	3,904	(134)
Cash Flows from Investing Activities		
Purchase of investment property	(315,589)	—
Securities portfolio contract deposit paid	(59,000)	(57,000)
Proceeds on securities portfolio contract deposit	120,752	—
Purchase of available-for-sale securities/loans	(1,082,650)	—
Proceeds from sale of available-for-sale securities	39,667	—
Repayment of security principal	19,363	—
Net cash flows used in investing activities	(1,277,457)	(57,000)
Cash Flows from Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,878)	(261)
Issuance of bonds	347,658	—
Borrowings under repurchase agreements	197,584	—
Proceeds from bank borrowings	608,843	—
Payment of deferred financing costs	—	(203)
Dividends paid to shareholders	(5,539)	—
Net cash flows from financing activities	1,282,156	58,824
Net Increase in Cash and Cash Equivalents	8,603	1,690
Cash and Cash Equivalents, Beginning of Year	1,690	—
Cash and Cash Equivalents, End of Year	10,293	1,690

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued Capital					
	Ordinary Shares (Adjusted for Share Consolidation)	Amount	Net Unrealised Gains	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	*€'000*	*€'000*	*€'000*	*€'000*
At 8 August 2003 (Date of Formation)	—	—	—	—	—	—
Issuance of ordinary shares	11,857,670	59,288	—	—	—	59,288
Costs related to issuance of ordinary shares	—	(261)	—	—	—	(261)
Net loss	—	—	—	—	(98)	(98)
At 31 December 2003	11,857,670	59,027	—	—	(98)	58,929
At 1 January 2004	11,857,670	59,027	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	79,200
Costs related to issuance of ordinary shares on IPO	—	(4,878)	—	—	—	(4,878)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	72
Net unrealised gain on available-for-sale securities	—	—	6,604	—	—	6,604
Net unrealised gain on hedge instruments	—	—	—	713	—	713
Dividends paid	—	—	—	—	(5,539)	(5,539)
Net profit	—	—	—	—	12,031	12,031
At 31 December 2004	18,463,670	192,709	6,604	713	6,394	206,420

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate related asset backed securities and other European real estate related assets. The Directors consider the Company to operate in three business segments, being other asset backed securities and real estate securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation further below. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. In preparing financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Early Adoption of International Financial Reporting Standards

The Company has resolved to early adopt the revision to IAS 40 Investment Properties in 2004.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 December 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL through its rights as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12

Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée.* Longwave and Shortwave each own German companies which hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave. Also see Note 19.

Financial Instruments

Classification

Financial assets and liabilities held for trading are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not held for trading purposes, originated by the Company, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of)

or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is the difference between the net carrying value of an asset and its recoverable amount. Any such impairment loss is recognised in the income statement.

Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when it determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment an allowance is established based on the recoverable amount of the underlying investment using a discounted cash flow analysis.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value. The fair value of a derivative hedging instrument is calculated in the same way as the fair value of trading instruments (refer to accounting policy above).

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such these funds are not available for use by the group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement. Fair values for the properties have been assessed by the Company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the

leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The Company's Irish subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The net income attributable to the subsidiaries for the year ended 31 December 2004 was *de minimis* and, therefore, no provision has been made.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are translated at the historical exchange rate and all differences are recognised in equity.

3 OTHER OPERATING EXPENSES

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	€'000
Professional fees	764	484
Management fees (Note 14)	2,180	257
Other	459	18
	3,403	759

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 December 2004.

	Current Face Amount	Amortised Cost Basis	Gains Unrealised: Gains	Gains Unrealised: Losses	Carrying Value	Weighted Average: S&P Rating	Weighted Average: Coupon	Weighted Average: Yield	Weighted Average: Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	4.03%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	4.24%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	4.16%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB–	4.23%	4.31%	4.81
Other ABS	76,356	76,570	575	—	77,145	BBB	3.86%	3.82%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	4.09%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	4.51%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	4.77%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	4.63%	3.59
Total Portfolios	782,419	779,859	7,260	(786)	786,333	BBB+	4.11%	4.28%	4.07
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA–	3.32%	3.63%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	2.96%	4.89
	215,400	214,817	573	(443)	214,947	AA–	3.21%	3.37%	3.29
	997,819	994,676	7,833	(1,229)	1,001,280	BBB+	3.91%	4.08%	3.90
Short-Term Investments									
Asset backed commercial paper	255,073	254,051	—	—	254,051	A-1+	n/a	2.13%	0.19
Total	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The Carrying Value in the table above includes restricted cash of €9.153 million included in Portfolio I pending its reinvestment in additional CMBS and other ABS.

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorised as other above were subject to repurchase agreements described in Note 10 as at 31 December 2004.

Net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	€'000
Unrealised gains on available-for-sale securities	7,833
Unrealised losses on available-for-sale securities	(1,229)
Unrealised gain on hedge instruments (Note 16)	713
	7,317

5 REAL ESTATE LOANS

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	22,165	21,938	—	—	21,938	NR	8.35%	8.44%	5.88

6 OTHER ASSETS

	31 December 2004	31 December 2003
	€'000	€'000
Interest receivable	7,800	—
Rent receivable	344	—
Deferred financing costs	217	203
Prepaid insurance	227	111
Derivative assets	990	—
Other assets	—	2
	9,578	316

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	Total
	€'000	€'000	€'000
At 1 January 2004	—	—	—
Additions	303,480	15,034	318,514
At 31 December 2004	303,480	15,034	318,514

The investment property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52 per cent. of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.2 years.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%
Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.30%
	96	100.00%

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the five investment properties are built have unexpired terms ranging from 10 years to 86 years.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value	Present Value
	€'000	€'000
Under 1 year	241	222
From 2 to 5 years	1,021	760
More than 5 years	28,638	1,943
Total	29,900	2,925

The total minimum value receipts under non-cancellable sub-leases at the balance date is €5,426,000 as set out below.

Schedule of Minimum Lease Receipts Under Sub-Leases

	Total Value	Present Value
	€'000	€'000
Under 1 year	1,255	1,150
From 2 to 5 years	2,915	2,273
More than 5 years	1,256	623
Total	5,426	4,046

8 BONDS PAYABLE

CDO Bonds

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		€'000	€'000		
A and B Notes	AAA/AA	351,000	347,877	2.777%	7.30

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

Bank borrowings comprises:

		31 December 2004	31 December 2003
		€'000	*€'000*
Warehouse borrowings	(Note 9.1)	350,843	—
Term financing	(Note 9.2)	244,006	—
Revolving credit facility	(Note 9.3)	14,000	—
		608,849	—

The amounts drawn under the revolving credit facility (€14,000,000) and the warehouse borrowing facility (€350,843,000) are due for repayment within one year of the balance sheet date.

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under a securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company currently anticipates completing the securitisations in the near term.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.89 per cent. at 31 December 2004.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties certain of the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia*, all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.15 per cent. p.a., payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured over receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5 per cent. p.a., while on undrawn amounts the commitment fee is 0.5 per cent. p.a.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. EFL's obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €197.6 million and 2.35 per cent., respectively at 31 December 2004.

11 TRADE AND OTHER PAYABLES

	31 December 2004 €'000	31 December 2003 €'000
Unsettled security purchases	254,051	—
Security deposit	5,000	—
Finance and operating lease payable	2,925	—
Interest payable	2,283	—
Accrued expenses	2,264	307
Due to affiliates — Manager	237	381
Other payables	127	—
	266,887	688

The unsettled security purchase of €254.0 million relates to the purchase of commercial paper bonds, which settled on 6 January 2005.

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the share options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
Weighted average number of ordinary shares outstanding, basic	15,214,818	11,857,670
Dilutive effect of ordinary share options	280,965	—
Weighted average number of ordinary shares outstanding, diluted	15,495,783	11,857,670

13 SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company issued 6,600,000 ordinary shares to institutional investors at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

14 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager, which provides for an initial term of ten years from August 2003 with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company upon expiry of the initial term of ten years, or on each three year anniversary thereof in certain circumstances if a majority of shareholders agree.

In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination. The Company may also terminate the Management Agreement in 60 days' notice without payment of a termination fee in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. In addition, upon termination by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's Board of Directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5 per cent. of the gross equity of the Company (as defined in the Management Agreement).

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary shares, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25 per cent. of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight per cent. (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million, respectively, were due to the Manager.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 13, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in June 2004 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued 5,000 shares and 1,000 shares, respectively, in each case at each of the Company's annual general meeting in 2005 and 2006, subject to each being a Director of the Company on the relevant date.

15 FINANCIAL INSTRUMENTS

Derivative Financial Instruments — Securities Portfolio Contract

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the "Bank") whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In June and July 2004, the Company exercised its right to purchase the securities. The fair value of the contract was calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase

of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million.

Risk Management

This section provides details of the Company's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Company is exposed are market, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Company's exposure to market risk is comprised mainly of movements in the value of its security and property investments. The investment portfolios are managed within the parameters disclosed in the Company's prospectus relating to its IPO.

The Company's investment securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets, respectively. Increases in the credit spreads above such benchmarks may affect the Company's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract, the Company was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would have been required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

Credit Risk

The Company is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Company invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Company further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Company's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 31 December 2004, the Company's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Company's asset backed securities for sale portfolio was split between countries within Europe as follows:

Country	Number of Securities 31 December 2004	Face Value of Securities	Location Split
		€'000	
United Kingdom	32	387,653	38.85%
Italy	15	255,941	25.65%
Pan European	9	135,703	13.60%
Germany	11	101,578	10.18%
France	5	46,399	4.65%
Other	11	70,545	7.07%
	83	997,819	100.00%

The Company's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Company's derivative arrangements are major financial institutions with investment grade credit ratings with which the Company and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

Liquidity Risk

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Company's ability to obtain additional capital.

The Company's primary source of funds for liquidity consists of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next 12 months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Company's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 9.3, the Company has access to temporary working capital through a revolving €35 million credit facility.

Interest Rate Risk

The Company's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Company will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 31 December 2004, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €1 million per annum.

The weighted average interest rate on the fixed rate portion of the asset backed securities available-for-sale portfolio shown in the table is 7.14 per cent.

The fixed interest rate portion of the bank loan and the relating interest rate swap was 4.53 per cent.

The interest rate profile of the Company at 31 December 2004 and 31 December 2003 was as follows:

Type	Total Per Consolidated Balance Sheet	Non-Interest-Bearing Assets	Within 1 Year Fixed	Within 1 Year Variable	1 to 5 Years Fixed	1 to 5 Years Variable	Over 5 Years Fixed	Over 5 Years Variable
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Assets								
2004								
Cash and cash equivalents	10,293	—	—	10,293	—	—	—	—
Restricted cash	2,812	—	—	2,812	—	—	—	—
Asset backed securities, available-for-sale	1,264,484	—	11,502	356,264	45,832	704,689	—	146,197
Real estate related loans, available-for-sale	21,938	—	—	—	—	7,165	—	14,773
Investment property	318,514	318,514	—	—	—	—	—	—
Other assets	9,578	8,588	—	276	—	—	714[(1)]	—
	1,627,619	327,102	11,502	369,645	45,832	711,854	714	160,970
2003								
Cash and cash equivalents	1,690	—	—	1,690	—	—	—	—
Securities portfolio contract	57,611	—	—	57,611	—	—	—	—
Other assets	316	316	—	—	—	—	—	—
	59,617	316	—	59,301	—	—	—	—
Liabilities								
2004								
CDO bonds payable	347,877	—	—	—	—	—	—	347,877
Bank loans	608,849	—	—	364,843	—	—	210,000	34,006
Repurchase agreements	197,584	—	—	197,584	—	—	—	—
Trade and other payables	266,887	266,887	—	—	—	—	—	—
	1,421,197	266,887	—	562,427	—	—	210,000	381,883
2003								
Trade and other payables	688	688	—	—	—	—	—	—
	688	688	—	—	—	—	—	—

(1) Net interest rate swap receivable related to the fixed €210 million portion of the term loan financing the investment properties.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment. At 31 December 2004, the net unrealised gain on these contracts was approximately €0.28 million.

In connection with the Company's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

The Company had net sterling assets as at 31 December 2004 of €3.93 million against forward foreign exchange contracts of €35.2 million.

Fair Value of Financial Instruments

Fair value represents the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction. Differences therefore can arise between values under the historical cost method and fair value estimates. For those financial assets and liabilities which are not already carried at fair value the fair value is not considered to be materially different from the carrying value as at 31 December 2004. The fair value of such financial assets and liabilities has been assessed using the market prices and prevailing market rates.

16 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case by case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain on measurement at fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swap is effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 December 2004	31 December 2003
	€'000	€'000
Nominal amount	210,000	—
Pay rate	3.47%	—
Receive rate	3 Month Euribor	—
Remaining life	8.3 years	—
Fair value	713	—

17 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors) adopted a non-qualified share option plan for officers, Directors, employees, consultants and advisers, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. As a result the Manager has options over shares representing 10 per cent. of the current issued share capital of the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of grant.

18 SEGMENTAL REPORTING

The Company operates in one geographical segment, being Europe. The Company has conducted business through three primary segments: asset backed securities, real estate related loans and investment properties.

Summary financial data of the Company's business segments is provided below:

	Asset Backed Securities	Real Estate Related Loans	Investment Properties	Unallocated	Total Eurocastle
	€'000	€'000	€'000	€'000	€'000
For the Year Ended 31 December 2004					
Gross revenues	28,502	284	344	—	29,130
Interest expense	(13,353)	—	(310)	—	(13,663)
Other operating expenses	(147)	—	(33)	(3,256)	(3,436)
Net profit	15,002	284	1	(3,256)	12,031
As at 31 December 2004					
Total assets	1,278,992	22,568	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	—	(266,234)	(2,501)	(1,421,197)
Minority interest	—	—	—	(2)	(2)
Net assets	126,530	22,568	54,650	2,672	206,420

The unallocated portion of expenses consists primarily of interest on short-term investments, general and administrative expenses, and management fees pursuant to the Management Agreement.

The unallocated portion of assets and liabilities consists primarily of unrestricted cash, general prepayments and accruals, and the minority interests held by outside parties in the Company's consolidated subsidiaries.

19 LARGEST TEN INVESTMENTS AS AT 31 DECEMBER 2004

	Current Face	% of Portfolio	Carrying Value
	€'000		€'000
Rhein-Main	255,073	15.89	254,051
Heloc 1X B	40,336	2.51	39,882
Scip 2 C1	38,500	2.40	38,640
Ghgfin 0 04/15/24	28,306	1.76	28,563
Annfin 0 01/10/	27,879	1.74	28,018
Geco 2002 D	25,000	1.56	24,663
Trevi 1X B	24,000	1.50	24,060
Gco 2 D	21,000	1.31	21,483
Nymph 2002-1 D	21,000	1.31	21,148
Split 2 A	20,000	1.25	20,018
	501,094	31.23	500,525

All of the above investments are asset backed securities listed on European stock exchanges, with the exception of Rhein-Main Securitisation Limited. Rhein-Main is a €7.5 billion asset backed commercial paper programme. Its underlying assets are Pan European, including trade receivables, mortgages, bills of exchange, auto and consumer loans, and equipment leases. Rhein-Main is rated A-1+ by Standard & Poor's and P-1 by Moody's, and matures on 15 March 2005.

20 INVESTMENT IN SUBSIDIARIES

The group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns a 100 per cent. equity interest, are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.

Eurobarbican s.a.r.l.

Germany:

Shortwave Acquisition GmbH
S-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
S-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
Longwave Acquisition GmbH
L-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 3 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 4 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 5 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 6 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 7 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 8 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 9 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 10 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 11 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 12 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 13 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 14 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 15 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 29 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 30 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 31 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 32 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 33 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 34 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 35 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 36 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 37 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 38 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 39 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 40 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 41 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 42 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 43 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 44 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 45 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 46 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 47 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 16 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 17 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 18 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 19 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 20 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 21 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 22 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 23 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 24 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 25 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 26 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 27 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 28 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 48 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 49 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 50 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 51 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 52 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 53 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 54 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 55 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 56 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 57 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 58 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 59 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 60 GmbH

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, and Eurocastle CDO III PLC which it consolidates in accordance with SIC 12 — Consolidation — Special Purpose Entities.

21 DIVIDENDS PAID & PROPOSED

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	*€'000*
Declared and paid during the year:		
Equity dividends on ordinary shares:		
Third quarter dividend for 2004: €0.30 (2003: nil)	5,539	—
	5,539	—
Dividend declared on 23 February 2005 (not recognised as a liability at 31 December 2005)		
Equity dividends on ordinary shares:		
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093	—

22 COMPARATIVES

The Company commenced operations on 21 October 2003. As the Company's first period of operations is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period from 8 August to 31 December 2003.

PART XI

UNAUDITED RESULTS FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2005

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the three-month period ended 31 March 2005. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Three Months Ended 31 March 2005	Three Months Ended 31 March 2004
		€'000	*€'000*
Operating income			
Interest income		14,709	394
Rental income		6,349	—
Unrealised gain on securities portfolio contract		—	2,562
Realised gain on disposal of available-for-sale securities		921	—
Total operating income		21,979	2,956
Operating expenses			
Interest expense		12,392	279
Loss on foreign currency translation		166	10
Property operating expense		106	—
Other operating expenses	3	2,717	438
Total operating expenses		15,381	727
Profit on ordinary activities before taxation		6,598	2,229
Taxation expense		143	—
Net profit after taxation		6,455	2,229
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.35	0.19
Diluted	12	0.34	0.19
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,463,670	11,857,670
Diluted	12	19,174,094	11,868,150

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 31 March 2005	31 December 2004
		€'000	€'000
Assets			
Cash and cash equivalents		11,484	10,293
Restricted cash		949	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	4	831,492	796,522
Asset backed securities pledged under repurchase agreements	4	405,123	467,962
Real estate related loans	5	22,512	21,938
Real estate related loans pledged under repurchase agreements	5	23,844	—
Investment property	7	318,523	318,514
Other assets	6	10,402	9,578
Total assets		1,624,329	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 March 2005	13	192,309	192,309
Net unrealised gain on available-for-sales securities and hedge instruments	4, 14	10,255	7,317
Accumulated profit		6,756	6,394
Other reserves	13	400	400
Total equity		209,720	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	8	347,973	347,877
Bank borrowings	9	642,738	608,849
Repurchase agreements	10	403,208	197,584
Taxation payable		143	—
Trade and other payables	11	20,545	266,887
Total liabilities		1,414,607	1,421,197
Total equity and liabilities		1,624,329	1,627,619

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Three Months Ended 31 March 2005	Three Months Ended 31 March 2004
	€'000	€'000
Cash Flows From Operating Activities		
Net profit before taxation	6,598	2,229
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(2,562)
Unrealised loss on foreign currency contracts	753	10
Accretion of discounts on securities	(1,645)	(33)
Amortisation of borrowing costs	355	—
Gain on disposal of available-for-sale securities	(921)	—
Net change in operating assets and liabilities:		
Decrease in restricted cash	1,863	—
Increase in other assets	(1,814)	(618)
Increase in trade and other payables	6,474	289
Net cash flows used in operating activities	11,663	(685)
Cash Flows From Investing Activities		
Refund of securities portfolio contract deposit	—	5,422
Addition to investment property	(9)	—
Net purchase of available-for-sale securities/loans	(279,938)	(81,878)
Proceeds from sale of available-for-sale-securities	36,314	—
Net cash flows used in investing activities	(243,633)	(76,456)
Cash Flows From Financing Activities		
Borrowings under repurchase agreements	205,624	75,810
Proceeds from bank borrowings	33,630	—
Dividends paid to shareholders	(6,093)	—
Net cash flows from financing activities	233,161	75,810
Net Increase/(Decrease) in Cash and Cash Equivalents	1,191	(1,331)
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	11,484	359

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Net unrealised loss on available-for-sale securities	—	—	—	(254)	—	—	(254)
Net profit	—	—	—	—	—	2,229	2,229
At 31 March 2004 (restated)	11,857,670	58,827	200	(254)	—	2,131	60,904
At 1 April 2004 (restated)	11,857,670	58,827	200	(254)	—	2,131	60,904
Second call on capital	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS 2 — fair value of shares options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including £200k relating to adoption of IFRS 2)	—	(5,078)	—	—	—	—	(5,078)
Issuance of ordinary shares to Director	6,000	72	—	—	—	—	72
Net unrealised gain on available for sale securities	—	—	—	6,858	—	—	6,858
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	—	—	200	6,604	713	—	7,517
Net profit for the period	—	—	—	—	—	9,802	9,802
Total income and expense for the year	—	—	200	6,604	713	12,031	19,548
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	4,823	—	—	4,823
Realised gains reclassified to the income statement	—	—	—	2	—	—	2
Realised losses reclassified to the income statement	—	—	—	(415)	—	—	(415)
Net unrealised loss on hedge instruments	—	—	—	—	(1,472)	—	(1,472)
Net gain/(loss) not recognised in the income statement	—	—	—	4,410	(1,472)	—	2,938
Net profit for the period	—	—	—	—	—	6,455	6,455
Total income and expense for the period	—	—	—	4,410	(1,472)	6,455	9,393
Dividends paid	—	—	—	—	—	(6,093)	(6,093)
At 31 March 2005	18,463,670	192,309	400	11,014	(759)	6,756	209,720

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets. The Directors consider the Company to operate in three business segments, being real estate and other asset backed securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every 10 shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements". In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

IFRS 2 "Share-based payments" — *Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserve.*

IAS 39 Financial Instruments: Recognition and Measurement — *Asset backed securities, available for sale at fair value of €405.1 million (31 December 2004: €468.0 million) and real estate loans of €23.8 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.*

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the three-month period ended 31 March 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 March 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée.* Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has two subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the

amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation provision for the quarter ended 31 March 2005 relates to these subsidiaries.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3 OTHER OPERATING EXPENSES

	Unaudited Three Months Ended 31 March 2005	Three Months Ended 31 March 2004
	€'000	€'000
Professional fees	456	168
Management fees	1,475	236
Other	786	34
	2,717	438

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 March 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	172,110	171,876	2,445	(40)	174,281	BBB+	3.93%	3.98%	3.49
Other ABS	208,116	207,863	3,187	(262)	210,788	BBB+	4.22%	4.29%	3.97
	380,226	379,739	5,632	(302)	385,069	BBB+	4.09%	4.15%	3.75
Portfolio II									
CMBS	93,683	92,961	935	(18)	93,878	BBB	3.76%	3.89%	5.51
Other ABS	107,244	107,575	1,045	(11)	108,609	BBB	4.13%	4.06%	5.07
	200,927	200,536	1,980	(29)	202,487	BBB	3.96%	3.98%	5.28
Portfolio III									
CMBS	118,232	118,558	1,783	(166)	120,175	BBB+	4.55%	4.52%	3.74
Other ABS	99,700	99,019	1,501	(297)	100,223	BBB+	4.22%	4.83%	3.14
	217,932	217,577	3,284	(463)	220,398	BBB+	4.40%	4.66%	3.47
Total Portfolio	799,085	797,852	10,896	(794)	807,954	BBB+	4.14%	4.25%	4.06
Other Securities									
CMBS	137,779	137,175	595	(443)	137,327	AA–	3.33%	3.57%	2.44
Other ABS	68,560	68,567	760	—	69,327	A	3.20%	3.12%	5.04
	206,339	205,742	1,355	(443)	206,654	A+	3.29%	3.42%	3.30
	1,005,424	1,003,594	12,251	(1,237)	1,014,608	BBB+	3.97%	4.08%	3.90
Short Term Investments									
Asset backed commercial paper	200,000	199,490	—	—	199,490	A-1+	n/a	2.12%	0.16
Total	1,205,424	1,203,084	12,251	(1,237)	1,214,098				
Restricted Cash					22,517				
Total Asset Backed Securities (including cash to be invested)					1,236,615				

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9.

Asset backed securities, available for sale at fair value of €405.1 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 31 March 2005	31 December 2004
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	831,492	796,522
Asset backed securities pledged under repurchase agreements	405,123	467,962
Total asset backed securities	1,236,615	1,264,484

Net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 31 March 2005	31 December 2004
	€'000	€'000
Unrealised gains on available-for-sale securities	12,251	7,833
Unrealised losses on available-for-sale securities	(1,237)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 14)	(759)	713
	10,255	7,317

5 REAL ESTATE LOANS

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	46,682	46,356	—	—	46,356	*	6.82%	8.07%	4.51

* Included in real estate loans are loans with a total current face amount of €23,844,000 and with an average rating of BB from Standard and Poor's.

Real estate loans with a carrying value of €23.8 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 31 March 2005	31 December 2004
	€'000	€'000
Real estate loans	22,512	21,938
Real estate loans pledged under repurchase agreements	23,844	—
Total real estate loans	46,356	21,938

6 OTHER ASSETS

	Unaudited 31 March 2005	31 December 2004
	€'000	€'000
Interest receivable	9,262	7,800
Rent receivable	461	344
Deferred financing costs	217	217
Prepaid insurance	75	227
Derivative assets	—	990
Other assets	387	—
	10,402	9,578

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Land & Buildings	Leasehold Property	Total
		€'000 (unaudited)	
At 1 January 2004	303,480	15,034	318,514
Additions	9	—	9
At 31 March 2005	303,489	15,034	318;523

The property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52 per cent. of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.0 years. Additions during the period represent additional purchase costs capitalised in respect of existing properties.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%
Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.30%
	96	100.00%

Fair values for the properties have been assessed by the company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

8 BONDS PAYABLE

CDO Bonds

As at 31 March 2005 (unaudited)

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		€'000	€'000		
A and B Notes	AAA/AA	351,000	347,973	2.78%	7.1

As at 31 December 2004

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		€'000	€'000		
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

The bank borrowings comprise:

		31 March 2005	31 December 2004
		€'000	*€'000*
Warehouse borrowing	(Note 9.1)	371,873	350,843
Term finance	(Note 9.2)	243,865	244,006
Revolving credit facility	(Note 9.3)	27,000	14,000
		642,738	608,849

The amounts drawn under the revolving credit facility (€27,000,000) and the warehouse borrowing facility (€371,873,000) are due for repayment within one year of the balance sheet date.

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and expects to complete the securitisation of CDO II on 5 May 2005 as described in Note 17 (Subsequent Events).

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.83 per cent. at 31 March 2005.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18 per cent. p.a. payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5 per cent. p.a., while on undrawn amounts it is 0.5 per cent. p.a.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €403.2 million and 2.28 per cent., respectively at 31 March 2005.

11 TRADE AND OTHER PAYABLES

	31 March 2005	31 December 2004
	€'000	€'000
Security deposit	5,006	5,000
Unsettled security purchases	2,625	254,051
Interest payable	4,690	2,283
Accrued expenses	3,099	2,264
Due to affiliates — Manager	964	237
Derivative liabilities	1,235	—
Finance & operating lease payable	2,926	2,925
Other payables	—	127
	20,545	266,887

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Three Months Ended 31 March 2005	Three Months Ended 31 March 2004
Weighted average number of ordinary shares, outstanding basic	18,463,670	11,857,670
Dilutive effect of ordinary share options	710,424	10,480
Weighted average number of ordinary shares outstanding, diluted	19,174,094	11,868,150

13 SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every 10 shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity of Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003 and June 2004.

14 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 March 2005	31 December 2004
	€'000	*€'000*
Nominal amount	210,000	210,000
Pay rate	3.47%	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	8.0 years	8.3 years
Fair value of swaps (liabilities)/assets	(759)	713

15 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a non-qualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisers, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. The Manager options represent an amount equal to 10 per cent. of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire 10 years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

16 DIVIDENDS PAID & PROPOSED

	2005
	€'000
Paid during the 3 months ended 31 March 2005:	
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
	6,093
Dividend declared on 19 April 2005 (not recognised as a liability at 31 March 2005)	
Equity dividends on ordinary shares:	
First quarter dividend for 2005: €0.33 (2004: nil)	6,095

No dividends were declared and/or paid during the three months ended 31 March 2004.

17 SUBSEQUENT EVENTS

Subsequent to quarter end, Eurocastle successfully priced two secured debt offerings to match-fund credit sensitive real estate securities and other asset backed securities. CDO II is a £200 million collateralised debt obligation which is expected to be issued by Eurocastle CDO II PLC on 5 May 2005 to purchase sterling investments. CDO III is a €400 million financing which was issued by Eurocastle CDO III PLC on 28 April 2005 to purchase euro investments.

PART XII

VALUATION REPORT FOR INVESTMENTS DIRECTLY IN REAL ESTATE

Valuation Report

Estimate of Market Value
in accordance with the definition and guidance
as settled by the Royal Institution of Chartered Surveyors
of

The Direct Investment Portfolio:
110 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation date	**May 31, 2005**
Date of completion of this report:	**June 8, 2005**

Clients

Eurocastle Investment Limited
Arnold House
St. Julian's Avenue
St. Peter Port
Guernsey GY1 3NF

Morgan Stanley & Co. International Limited
25 Cabot Square Canary Wharf Floor 05
London, E14 4QA

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Prepared by

Cushman & Wakefield Healey & Baker
Chartered Surveyors
Westhafenplatz 6
60327 Frankfurt am Main

Date of Issue
June 15, 2005

Signed Copy No. -/-

1 Instructions

1.1 In accordance with instructions received from Eurocastle Investment Limited (the "Company") on May 23, 2005, we have prepared valuations for the freehold and heritable building rights properties listed in the attached Schedule (the "Properties"). We have inspected the Properties and made relevant enquiries (subject to the provisions set out in section 8.7 below) in order to provide our opinion of Market Value (as detailed below) of the Properties as at May 31, 2005 (the "Valuation Date") subject to and with the benefit of various occupational leases.

1.2 This Valuation Report has been prepared for the purpose of inclusion in the listing particulars to be published by the Company (the "Listing Particulars") in connection with the proposed global offer of

ordinary shares by the Company (the "Global Offer") and admission of the Company's ordinary shares to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission").

2 **The Properties**

2.1 The Properties we have valued are listed in the Schedule attached to this Valuation Report (Appendix 1).

2.2 The subject portfolio comprises 110 properties in total, 90.0 per cent of which are German equivalent freehold title (99 assets), 1.8 per cent part German equivalent freehold and part short heritable building rights (2 assets, less than 50 years unexpired), 4.6 per cent condominium (part) ownership (5 assets), 1.8% short hereditable building rights (2 assets) and 1.8 per cent heritable building rights (2 assets).

3 **Basis of Valuation**

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book"), and in accordance with the relevant provisions of Chapter 18 of the current Listing Rules. They have been undertaken by External Valuers, as defined in the Red Book.

3.2 In accordance with the UK Listing Authority's current Listing Rules we have prepared our valuations in accordance with the RICS Appraisal and Valuation Manual (Red Book), our valuations have been prepared on the basis of Market Value, which is defined as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".*

4 **Valuations**

4.1 On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each Property as at May 31, 2005, subject to and with the benefit of the various occupational leases or agreements to lease in accordance with German property market conventions or otherwise with vacant possession, is as stated against that Property in the Schedule.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the Market Values of the Properties as at May 31, 2005 is €316,565,000.

4.4 The Market Values are subdivided between 93.7 per cent. German equivalent freehold title, 2.2 per cent part German equivalent freehold and part short heritable building rights (less than 50 years unexpired), 1.7 per cent condominium (part) ownership, 1.3% short heritable building rights and 1.2 per cent long heritable building rights.

5 **Special Assumptions**

We have made the following special assumption in accordance with our instructions:

The leases over the Properties will benefit from a 75 per cent. tenant renewal rate.

6 **Net Annual Rent Receivable**

6.1 In the Schedule, we set out our estimates of the annual rent currently reflecting the sum of the contractually agreed rental payments receivable from the Properties as at May 31, 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

6.2 In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the net annual rent receivable reflects an appropriate allowance for disbursements.

7 Estimated Net Annual Rent

7.1 The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

7.2 In the Schedule, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. Where a Property is let, we have estimated rental levels, which are commonly referred to as "net effective rents", and where a Property is currently vacant or where we have assumed the exercise of a break clause or that an existing lease at expiry will not be renewed, we have estimated rental levels adopting paragraph 7.1(e) above, which are commonly referred to as "headline rents". In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

8 Assumptions and Sources of Information

Except where we were informed otherwise or were aware from our investigations, we have made the following assumptions in accordance with our instructions:

8.1 We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. Save for Properties 106 (Gronau), 404 (Dortmund), 510 (Kassel), 902 (Bergisch-Gladbach), 1209 (Kempten), 1218 (Wurzburg) (as more particularly described in Appendix 1), we have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

Floor Areas

8.2 We have not measured all the Properties but have relied on floor area information produced by the client as being accurate and complete and in accordance with German industry standards.

Plant and Machinery

8.3 Where appropriate to the type of Property, landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each Property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

8.4 No specialist tests have been carried out on any of the service systems and, for the purpose of our valuations, we have assumed that, except to the extent (if any) disclosed to us, all are in good working order and in compliance with any relevant statute, by-law or regulation.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

8.5 We have assumed that, except to the extent (if any) disclosed to us, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

8.6 We are informed that high voltage supply apparatus exists within, or in close proximity to some of the Properties. If required, technical information can be obtained from the local authority in so far as measurements have been completed. Public perception that higher than normal electromagnetic fields may affect health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspections

8.7 We have recently inspected each of the Properties. These inspections took place between December 2004 and February 2005. In accordance with our instructions for the purpose of this valuation we have performed no additional inspections on the basis that we have recently completed a previous valuation of the Properties based on site visits made to all the Properties the last of which took place on 17 February 2005.

Building Structure

8.8 We have assumed that, except to the extent (if any) disclosed to us, there are no structural issues that would affect our valuation. We have assumed that, except to the extent (if any) disclosed to us, no currently known deleterious or hazardous materials or suspect techniques have been used in the construction of the Properties.

Town Planning and Statutory Requirements

8.9 We have not made town planning enquiries.

8.10 We have assumed that, except to the extent (if any) disclosed to us, all relevant planning consents exist for the Properties and their respective present or proposed uses.

8.11 We have assumed that, except to the extent (if any) disclosed to us, all buildings currently comply, or on completion will comply, with all statutory and local authority requirements including building, fire and health and safety regulations.

8.12 We have assumed that, except to the extent (if any) disclosed to us, where original planning consents have been granted which are subject to planning agreements that these have been complied with and any payments due under these agreements have been made.

Tenure and Tenancies

8.13 We have considered the Land Register extracts as summarised by the legal due diligence reports provided to us and confirm as follows:

(a) where we have relied upon information provided to us by the Company, the managing agents, lawyers, building surveyors and all other relevant contacts for information, that such information is not inconsistent with the excerpts from the Land Registry in the form provided;

(b) we have assumed that, save as may be disclosed by the excerpts from the Land Registry, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and

(c) we have assumed that, save as may be disclosed by the excerpts from the Land Registry, nothing would be revealed by any local search or replies to usual conveyance enquiries of Title of the Company which would materially adversely affect the Market Value of the Properties.

8.14 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.15 We have not conducted credit enquiries into the financial status of any of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's

perception of the financial status of those parties. We have also assumed that, except to the extent (if any) disclosed to us, each party is capable of meeting its lease obligations and there are no material undisclosed breaches of covenant.

Repairing Obligations

8.16 We have assumed that all occupational leases are drawn up according to German market conventions whereby some repairing obligations remain the responsibility of the landlord.

9 Independence

We expect to carry out regular valuations of the Properties. The total fees, including the fee for this assignment, earned by ourselves (or other companies forming part of the same group of companies within Germany) from the addressees (or other companies forming part of the same group of companies) is less than 5 per cent. of the respective companies' total German revenues.

10 Options and Directors' Dealings

We are not aware of any contractual arrangement or options in the form referred to at paragraph 18.10(i) of the Listing Rules. We are also not aware of any directors' dealings in the form referred to at paragraph 18.10(j) of the Listing Rules.

11 Responsibility

Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully

(Signature)
Martin J. Brühl BSc (Hons) FRICS

Managing Partner Germany

(Signature)
Iain A. Coombs MA MRICS

Partner

For and on behalf of
Cushman Wakefield Healy and Baker

Appendix 1
Property Schedule

Market Valuation as at 31 May 2005
Property held for Investment

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 104 Europaplatz 12-14 (Neubau) 46399 Bocholt	Office property with bank, built in 1990 comprises a bank hall on the ground floor currently occupied by Deutsche Bank which has a modern fit-out, an elevator, air conditioning and appears to be in an excellent condition. The basement is also occupied by Deutsche Bank containing a vault for clients as well as other ancillary space. The second and third floors are vacant at present and have not been occupied for four years, with each floor being lettable to two tenants. The property is only 40% occupied at present. Due to the basic fit-out of the office units, which appears not to be state-of-the-art, the marketability is reasonable as opposed to being good and should fit the regional market requirements. A further third floor is not lettable independently because it is not equipped with toilets etc. necessary for office use. From an outside perspective the building appears to be quite representative and in general is in good condition with a low amount of maintenance backlog. The net lettable area of the property comprises: Office space 1,028 sqm, Bank Hall 623 sqm, Storage space 444 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	101.512 €	123.342 €	1.560.000 €
Unit-ID: 109 Woldemei 17 / Königsau 7 59555 Lippstadt	Office property with bank, which was constructed in 1970 and refurbished in 1986, is a 4-storey building with underground parking facilities and a technical floor on the top. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The underground parking area can be accessed directly from Klusetor, the DB areas on the ground floor from Königsau and the other tenants from an entrance on the back of the building. The property is currently let to 4 tenants approx. 30% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas. Warm water is produced by flow heaters. The building can be subdivided into a maximum of 9 letting units, assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,346 sqm, Bank Hall 566 sqm, Storage space 438 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.06.2008 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	202.017 €	197.309 €	2.608.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 110 Domstraße 2 32423 Minden	Office property with bank, which was constructed in 1984, is a 5-storey building with underground and external parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding. The roof is pitched and was refurbished in recent years. The property seems to be in good condition. The underground parking area, surface parking area and the tenant Marketing GmbH can be directly accessed from Domstrasse, the bank hall from Markt. The property is currently let to two tenants approx. 64% of the total lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall and the social rooms (canteen etc.) are fitted with a ventilation system. The property is heated by long distance heating energy. As it is the building can be subdivided into 6 letting units. The vacant space has to be refurbished and partly finished before letting. The net lettable area of the property comprises: Office space 2,157 sqm, Bank Hall 470 sqm, Retail space 25 sqm, Storage space 537 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015, the other lease contract has as fixed lease expiry date 30.06.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause). The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	78.298 €	193.011 €	2.122.000 €
Unit-ID: 113 Wittekindstraße 9/10 49074 Osnabrück	Office property with bank, which was built in 1970 and completely refurbished in 1986, is a 6-storey building with internal and external parking facilities. The building structure is reinforced concrete with aluminium window strips and a flat roof. The subject property is fully let to 2 tenants. The property and its technical facilities seem to be in a good condition. The main entrance of the property is on Wittekindstrasse. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The underground parking level is fitted with a sprinkler system, the bank hall and office areas are fitted with air conditioning, the whole property is secured by a fire alarm system. The office areas can be let on floor by floor basis. A subdivision per floor in two letting units is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 3,850 sqm, Bank Hall 590 sqm, Storage space 1,017 sqm, Residential 100 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses	500.374 €	407.654 €	6.299.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 114 Bahnhofstr. 1-3 33102 Paderborn	Office property with bank, which was constructed in 1987, is a 5-storey building with two underground parking floors. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a fire alarm and sprinkler system. The technical facilities are in good condition. The underground parking area can be accessed directly from Borchener Strasse, the bank hall from Bahnhofstrasse and the other tenant are accessible from two side entrances. The property is currently let to two tenants. 53% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas, warm water is produced by flow heaters. As it is the building can be subdivided into a minimum of 7 letting units. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,091 sqm, Bank Hall 636 sqm, Storage space 807 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed expiry date 31.05.2015. The other lease contract will expire on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	139.100 €	206.818 €	2.670.000 €
Unit-ID: 204 Schwachhauser Heerstr. 199 28211 Bremen	Office property with bank, which was built in 1992, is a 2-storey building with external parking facilities. The building structure is brickwork with a pitched and partly glazed roof. The subject property is fully let to 2 tenants. The property seems to be well maintained and its technical facilities appeared to be in good condition. The main entrance of the property is on Schwachhauser Heerstrasse. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The bank hall and office units have been fitted with air conditioning by Deutsche Bank. Due to its internal open structure (gallery) a subdivision in more than 2 letting units might be difficult. The net lettable area of the property comprises: Office space 353 sqm, Bank Hall 220 sqm, Storage space 98 sqm, Other space 127 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a lease expiry date 31.05.2015. The other lease contract will expire on 30.04.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	89.748 €	68.901 €	1.165.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 205 Staugraben 10-12 26122 Oldenburg	Office property with bank and residential element, comprising two attached buildings: The 3 to 5 storey main building was constructed in 1967. A villa attached to the main building comprises the bank's vault on the ground floor and some office accommodation on the first floor. These office units are not usable at present since the room height has been reduced to assemble the bank's vault. The building structure is reinforced concrete with a curtain wall with aluminium cladding, the structure of the villa is brickwork with a plastered stucco facade. The roof of the main building is flat, the other is pitched. The property and its technical facilities seem to be in good condition. The property is currently let to 4 tenants, but can be subdivided into further letting units, 2 to 3 on each floor, assuming that the tenants on the ground floor use the toilet facilities in the basement. 9% of the total lettable area is vacant. The central heating is fired by gas. The property is fitted with a ventilation system, but not with a fire alarm system. The building is listed as an historic monument. The net lettable area of the property comprises: Office space 1,187 sqm, Bank Hall 427 sqm, Storage space 371 sqm, Residential space 148 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.12.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	157.772 €	124.676 €	2.035.000 €
Unit-ID: 309 Herzogstr. 30/ Minoritenstr. 1 47533 Kleve	Office property with bank and residential element, built 1988, three storeys and comprises a bank hall on the ground floor and the basement at present occupied by Deutsche Bank, which appears to be of an adequate standard in such a location. It is well occupied and only parts of the office space in the first floor are vacant at present, the rest is occupied by a dentist as well as a cosmetics studio. The second floor is fully let to "Techniker Krankenkasse", an attorney and the local court of Kleve, which appears to be a solvent tenant. Furthermore the third floor comprises an occupied residential unit as well as ancillary space of Deutsche Bank (staff room, archive, etc.). Only the bank hall is equipped with air conditioning, but the fit-out standard appears to be market-adequate with double bottom etc. 10% of the lettable area is vacant. The net lettable area of the property comprises: Office space 2,165 sqm, Bank Hall 656 sqm, Storage space 732 sqm, Residential space 98 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.01.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	233.726 €	197.529 €	2.775.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 311 Ostwall 131-135 47798 Krefeld	Office property with bank, 5 storey corner building constructed in 1902 and refurbished in 1982. Parts of the property are listed. The building has a stone clad facade, flat roof and appears to be well maintained. The building comprises office accommodation on floors 1 to 3, a mezzanine floor accommodating service counter area and storage space, a bank hall situated on a raised ground floor level which is accessible via an escalator as well as two basement storeys. The building is heated by central heating (district heating). The property is provided with electricity, water and sewerage. The building has 4 elevators. The property has three street frontages. The main entrance to the bank hall is facing the junction Ostwall/Neue Linnenstrasse. Access to the parking facilities is on the side of the property facing Neue Linnenstrasse. An additional entrance and stairway provide access to the upper floors from Neue Linnenstrasse. The property is let to 4 tenants. In total 28.7% of the net lettable space is vacant. The net lettable area of the property comprises: Office space 2,929 sqm, Bank Hall 1,893 sqm, Storage space 1,949 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have different lease expiry dates. The leases expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2015. The other lease contracts expire between 31.05.2005 and 31.12.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	471.401 €	574.275 €	7.438.000 €
Unit-ID: 313 Bismarckplatz 1-5 41061 Mönchengladbach	Retail and Office property, constructed in 1993, a 5-storey building with two underground floors. The building structure is reinforced concrete. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, Adam Consulting, Backes, Schuhhaus Ermert, Westdeutsche Zeitung). 40% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has central heating fired by gas. As it is the building can be subdivided and let on a floor-by-floor basis. The net lettable area of the property comprises: Office space 4,537 sqm, Bank Hall 928 sqm, Retail space 213 sqm, Storage space 806 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.04.2006 and 30.09.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	382.545 €	525.147 €	5.863.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 317 Düsseldorfer Str. 23 40878 Ratingen	Office and bank property constructed in 1952 and refurbished in 1990. It is a 4-storey building with external parking facilities and technical facilities located in the basement area. The property is currently let to 2 tenants and is fully let. The building structure is reinforced concrete and plastered brickwork with partially natural stone cladding of the main facade at ground floor height. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The external parking area can be accessed from the back of the building. A lift at the rear bank hall area provides additional accessibility from basement level up to the 3rd floor level. The property is provided with electricity, water and sewerage. The bank hall and the 3rd floor are fitted with a ventilation and cooling system. The property is fitted with a central heating fired by gas including warm water supply. The building can be subdivided into a maximum of 4 letting units, assuming that the tenant on the ground floor will use the toilet facilities located in the basement. The net lettable area of the property comprises: Office space 878 sqm, Bank Hall 489 sqm, Storage space 292 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.09.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	190.910 €	127.042 €	2.057.000 €
Unit-ID: 319 Remigiusplatz 14-16 41747 Viersen	Office and retail property, constructed in 1990. 4-storey building with one underground floor used for parking and as storage space. The parking area on the underground level is accessible from a back-road. The building structure is reinforced concrete. The roof is pitched. The property is in a good condition and is currently let to 6 tenants, 23% of the total lettable area are vacant. The property is provided with electricity, water and sewerage and the bank hall area has been fitted with an air conditioning system. It has central heating fired by gas. As it is at present, the building can not be subdivided and let on floor by floor basis, because the toilet facilities are not on each floor. The net lettable area of the property comprises: Office space 2,543 sqm, Bank Hall 768 sqm, Retail space 200 sqm, Storage space 760 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.01.2006 and 31.05.2008. Tenants are responsible for internal repair plus operating expenses.	335.075 €	340.545 €	4.298.000 €
Unit-ID: 401 Husemannplatz 5a 44787 Bochum	Office and bank property, built in 1923 and completely refurbished in 1985, 6-storey building with external parking facilities. The main entrance of the property is on the corner of Husemannplatz and Victoriastrasse. The structure is reinforced concrete with partly glass facade and a flat roof. The subject property is let to four tenants. The vacancy rate of the property is 15%. The property and its technical facilities seem to be commensurate with its age, but in good condition. The property is provided with electricity, water and sewerage. The property is heated by long distance heating energy. The bank hall is fitted with a ventilation system. The property is fitted with a fire alarm system. The building can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities on the basement. The net lettable area of the property comprises: Office space 2,918 sqm, Bank Hall 538 sqm, Storage space 888 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.03.2006 and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	387.146 €	363.412 €	4.743.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 416 Von-Oven-Straße 12-16 45879 Gelsenkirchen	Office and bank property constructed in 1959 and refurbished in 1982. 4-storey building. Additional cooling units are placed on top of the roof of the ground floor extension. The external parking area at the back of the building can only be accessed via Von-Oven-Strasse 10. The property is nearly fully let to 4 tenants. The main building structure is reinforced concrete and brickwork. The main facade is constructed with partially natural stone and aluminium cladding. The roof is flat. There are two lifts and two staircases providing good accessibility to the building. The property condition seems to be commensurate with its age. Except for the areas occupied by Deutsche Bank, the fit out standard of the offices are of a low standard. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was especially built to the requirements of Deutsche Bank. The property is fitted with a central heating connected to the district steam network. The building can be subdivided into 6 letting units. The net lettable area of the property comprises: Office space 1,313 sqm, Bank Hall 662 sqm, Retail space 43 sqm, Storage space 654 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	188.861 €	107.706 €	1.821.000 €
Unit-ID: 420 Paul-Reusch-Straße 43 46045 Oberhausen	Office and bank property with residential element constructed in 1914 and refurbished in 1998. It is a 3-storey building. The main technical facilities are located in the basement. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement and can only be accessed by car lift. The property is currently let to 2 tenants (DB and Housekeepers accommodation), the vacancy rate is 12%. The main building structure is of reinforced concrete and brickwork. The main façade has sand stone and aluminium cladding. The roof is part flat and part pitched. There are two lifts, one car lift and two staircases. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices are low to medium. The ventilation and cooling system was especially built for the usage of Deutsche Bank. The property is connected to the district heating network. The building could be subdivided into 4 to 5 letting units. The net lettable area of the property comprises: Office space 875 sqm, Bank Hall 834 sqm, Storage space 619 sqm, Residential space 112 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.09.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	200.606 €	152.280 €	2.252.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 421 Königswall 24 45657 Recklinghausen	Office property constructed in 1898 and refurbished in 1993. 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The external parking spaces are located at the back of the building and internal on the underground parking level. The property is currently let to 2 tenants (DB and Hartmann & Gigerl). The vacancy rate is 24%. The main building structure is reinforced concrete and brickwork. The main façade is plastered. The roof is part flat and part pitched. There is one lift, one goods lift (out of use) and one main staircase. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices are medium to high. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was purpose built for Deutsche Bank. The property is fitted with central heating fired by the district steam heating network. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 1,103 sqm, Storage space 344 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	80.604 €	101.603 €	1.368.000 €
Unit-ID: 424 Dr.Alfred-Herrhaus. Allee 9-11 47228 Duisburg - Asterlagen	Office and bank property constructed in 1996. The construction is of reinforced concrete. The property is a four storey building with a glass facade and a flat roof. The building is provided with electricity, water and sewerage. According to modern technical standards the subject property has a fire alarm system, air conditioning and is connected to the district heating network. Several entrance points are connected to elevators and staircases. As such all floors can be let separately and split up into smaller units. All in all the subject property is well maintained and representative. A sufficient number of parking spaces are located on site. Beside Deutsche Bank there are several tenants located in the subject property with differing lease expiry dates. Prisma will leave at the end of 2011 representing the longest remaining lease contract. ADT Deutschland GmbH have a break option on September 30, 2006. This lease is currently due to expire at the end of October 2008. The net lettable area of the property comprises: Office space 7,648 sqm, Storage space 446 sqm, Other space 1,371 sqm. The property was inspected on December 15, 2004.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 30.08.2005. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	486.493 €	821.701 €	8.920.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 501 Luitpoldstr. 2-4 63730 Aschaffenburg	Office and bank property, built in 1898 and completely refurbished in 1981, 5-storey building. There are no parking spaces provided on the site. The main entrance to the bank hall is on the corner of Luitpoldstrasse and Steingasse. External office units are accessible via a side entrance on Luitpoldstrasse. The building structure is brickwork with plastered walls and a pitched roof. The subject property is let by three tenants. The vacancy rate of the property is 21%. Upon inspection the property and its technical facilities appeared to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. The vacant residential unit on the top floor is currently unfinished and needs to be developed before letting. Following redevelopment this unit could also be reused as an office unit. The net lettable area of the property comprises: Office space 1,031 sqm, Bank Hall 359 sqm, Storage space 247 sqm, Residential space 90 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.12.2006 and 28.02.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	104.960 €	136.915 €	1.867.000 €
Unit-ID: 503 Louisenstraße 52 61348 Bad Homburg	Mixed use office, retail and residential property, built in 1860 and completely refurbished in 1997, 3-storey building listed as an historic monument. There are external parking spaces provided on site. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let by ten tenants. The vacancy rate of the property is 10.6%. Upon inspection the property and its technical facilities appeared in an average condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall and retail unit are fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. The net lettable area of the property comprises: Office space 607 sqm, Bank Hall 358 sqm, Retail space 138 sqm, Storage space 337 sqm, Residential space 564 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.01.2012. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	292.157 €	339.851 €	5.393.000 €
Unit-ID: 505 Luisenplatz 7 64283 Darmstadt	Office and bank property, built in 1968 and completely refurbished in 1996/97, a 6-storey building. There is no parking space provided on the site. The structure is reinforced concrete with a gabled roof and partly flat roof. The subject property is currently let by four tenants. The vacancy rate of the property is 11%. Upon inspection the property and its technical facilities appeared in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age: 1997). The bank hall and first floor are fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. A subdivision per floor (second to fourth floor) in two letting units is also possible as two toilet facilities are located each floor. The net lettable area of the property comprises: Office space 1,920 sqm, Bank Hall 348 sqm, Retail space 96 sqm, Storage space 576 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 30.06.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	346.329 €	297.615 €	4.642.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 508 Universitätsplatz 5 36037 Fulda	Office and bank property, built in 1960 and completely refurbished in 1993, 5-storey building. There are no parking facilities provided on the site. The structure is of reinforced concrete with a gabled glass roof. The subject property is let to Deutsche Bank. At present 42% of the total lettable area is vacant. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The bank hall is fitted with air conditioning. Due to the open building structure (inside courtyard over all floors) a subdivision of the property in more than one unit is difficult. The net lettable area of the property comprises: Office space 953 sqm, Bank Hall 243 sqm, Storage space 194 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	93.946 €	117.527 €	1.741.000 €
Unit-ID: 509 Langstraße 60 63450 Hanau	Office and bank property, built in 1988, a 5-storey building with internal parking facilities. The structure is reinforced concrete with a pitched and partly flat roof. The subject property is currently let to 4 tenants. The vacancy rate of the property is 43%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall and vacant space can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 1,537 sqm, Bank Hall 502 sqm, Retail space 100 sqm, Storage space 539 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2006 and 30.09.2008. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	238.443 €	286.221 €	3.914.000 €
Unit-ID: 514 Marktplatz 1-2 65428 Rüsselsheim	Office and bank property constructed in about 1950 and refurbished in 1986. It is a 4-storey building. It is part of a combined property (Mainzer Straße 2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 39%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2). The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices is low. The property is provided with electricity, telecommunication, water and sewerage. The ventilation and cooling systems were purpose built in for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 222 sqm, Bank Hall 59 sqm, Storage space 50 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	18.140 €	24.936 €	292.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 602 Kaiser-Joseph-Straße 262 79098 Freiburg	Listed office and bank property constructed in 1906 and recently refurbished. The building comprises service counter area on the ground floor, offices on the upper floors as well as underground car parking facilities. The building has a reinforced concrete structure with natural stone cladding and a pitched roof. The property has gas central heating. Its technical facilities are in good condition. The underground parking areas as well as the other tenants' entrance are accessible via Rempartstrasse. The building shares a stairway and an elevator with the neighbouring building Rempartstrasse 3. All upper floors of the two buildings are interlinked. The bank hall area is accessible via a *separate entrance and short stairs and is accessible from* Kaiser-Joseph-Strasse. Due to its elevated situation this space can only be converted to office space. The building comprises several smaller letting units on the upper floors, none of which are vacant. The property is currently fully let to six tenants, including Deutsche Bank. The net lettable area of the property comprises: Office space 1,306 sqm, Bank Hall 387 sqm, Storage space 293 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to six tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts expire between 31.12.2005 and 30.06.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	219.598 €	190.330 €	3.307.000 €
Unit-ID: 603 Rempartstraße 3 79098 Freiburg	Office property, modern 5 storey building with retail premises on the ground floor, offices on the upper floors and underground parking facilities. The building shares underground parking area as well as an entrance to the different letting units with the property Kaiser-Joseph-Strasse 262. The building has a reinforced concrete structure with natural stone cladding. The roof is pitched. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage. It shares central heating with the property Kaiser-Joseph-Strasse 262 and is currently let to three tenants. Deutsche Bank does not occupy the property. The mezzanine floor as well as the third floor is vacant. One of the tenants, Hanseatic Bank, has a break option to terminate the lease contract by 31.03.2007. In total 41.92% of the net lettable space are currently vacant. The net lettable area of the property comprises: Office space 443 sqm, Retail space 92 sqm, Storage space 2 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts expire between 31.07.2007 and 01.04.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	43.120 €	64.478 €	993.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 604 Rotteckring 3 79098 Freiburg	Office and bank property, 6 storey building with roof-terrace, a service counter area on ground floor, offices on the upper floors and underground as well as external car parking facilities. The building was constructed in 1957 and has been partly refurbished. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage. The building meets actual standards with raised floors, suspended ceilings, air conditioning and four lifts. The property is currently let to only one tenant (Deutsche Bank). The third floor is completely vacant. A division of office space into smaller letting units is difficult due to the specific layout of the building: There is only one set of toilet facilities on each floor. There is some conversion potential for the ground floor areas to retail use, however, window areas are small and retail space would be large, which has limiting effects on letting potential as well as achievable rents. In total 10.86% of the net lettable space are currently vacant. The net lettable area of the property comprises: Office space 3,838 sqm, Bank Hall 1,239 sqm, Storage space 1,161 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have a fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	571.862 €	534.084 €	7.035.000 €
Unit-ID: 609 Senser Platz 2 79539 Lörrach	Office, bank and retail property built in 1992, 4-storey with underground parking facilities. The structure is reinforced concrete with a partly natural stone/partly plastered front and a tin roof. The Bank hall is constructed as an atrium with glassed roof. The property is provided with electricity, water and sewerage and the areas located on the first to third floor have been fitted with air conditioning. The building consists of a central heating system fired by gas. The underground parking level is fitted with a fire alarm system. The property and its technical facilities appeared to be in good condition. The main entrance to the bank hall is located at the frontage facing Senser Platz. The subject property is currently partly let to 10 tenants, 6.35% of the total lettable area is vacant. According to verbal information during the inspection, the first floor used by Deutsche Bank will be separated into two sections so that 50% of the first floor will be vacant by spring 2005. In its current condition the bank hall cannot be subdivided into smaller letting units due to a lack of toilet facilities. The net lettable area of the property comprises: Office space 3,501 sqm, Bank Hall 931 sqm, Retail space 389 sqm, Storage space 867 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2013. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	410.175 €	350.715 €	5.599.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 610 Hauptstraße 9 77652 Offenburg	Office and bank property built in 1957 and refurbished in 1981. It comprises a 5-storey main building, a 1-storey building attached to the main building as well as parking facilities. The main building has a brick facade with a hipped roof. The attached building has a plastered facade and a flat roof. Some of the office area located on the upper floor has been fitted with air conditioning. The building has gas central heating. The bank hall space can be accessed from the front of the building at Hauptstrasse or the back of the building at Unionrampe. The upper storeys are accessible via a side entrance. The bank hall is distributed over the ground floor of both building parts. Office units are located on floors 2 to 4 of the main building. This space has been vacant for two years. The condition of the subject property appeared to be commensurate with its age. Despite its two entrances the bank hall cannot be subdivided into separate letting units due to missing toilet facilities. A subdivision of office units on the upper floors is only possible on a floor by floor basis. The net lettable area of the property comprises: Office space 930 sqm, Bank Hall 545 sqm, Storage space 550 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	32.574 €	105.228 €	930.000 €
Unit-ID: 712 Harburger Rathauss. 44/ Bremer S. 10 21073 Hamburg	Office, bank and residential property, built in 1924, 3-storey building. External parking facilities are provided on site. The structure is reinforced concrete and brickwork with a pitched roof ("Mansardendach"). The subject property is currently let by six tenants. The vacancy rate of the property is 21%. Upon inspection the property and its technical facilities appeared in an good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The ground floor is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first floor can be subdivided into a maximum of 3 letting units. The net lettable area of the property comprises: Office space 802 sqm, Bank Hall 577 sqm, Storage space 1,035 sqm, Residential space 545 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	217.773 €	187.592 €	2.808.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 714 Rathausplatz 1-2 24103 Kiel	Office, bank and residential building, built in 1928 and refurbished in 1986, 5-storey building and is listed in the monument register. There are 3 parking spaces available at the backyard of the property. The building structure is reinforced concrete with a natural stone facade and a pitched roof. The property is well maintained and its technical facilities seem to be in good condition. Some windows have to be restored, which we estimate to be at a total cost amount of 7,000 €. The property is accessed directly from Rathausplatz. There are one main and three side entrances. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The property is fitted with a ventilation system, but not with a fire alarm system. The building is let to 3 tenants, 23% of the total lettable area is vacant. The commercial areas on the upper floors can be subdivided into 2 letting units per floor. The ground floor can be let to a single tenant assuming that the occupier will use the toilet facilities in the basement. The net lettable area of the property comprises: Office space 2,313 sqm, Bank Hall 875 sqm, Storage space 737 sqm, Residential space 243 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 15.10.2005 and 31.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	314.365 €	299.697 €	4.547.000 €
Unit-ID: 806 Zindelstraße 3-5 37073 Göttingen	Office, bank and residential property, constructed in 1971, 5-storey building with a technical floor and two basement areas used for parking and as storage space. The building also contains a flat in the attic. The building structure is reinforced concrete with curtain wall with metal cladding. The roof is flat. The property is commensurate with its age. The bank hall can be directly accessed from Zindelstrasse, the tenants in the upper floors from a side entrance on Zindelstrasse. The parking area on the underground level is accessible from Johannisstrasse. The property is currently let to 8 tenants, 19% of the total lettable area are vacant. The areas leased by DB have been fitted with an air conditioning system. The property is fitted with a fire alarm system and a sprinkler system on the underground parking level, and heated by long-distance heating energy. Warm water is provided by flow heaters. The heating technology was modernised last year. The waste water pump is very old and might need to be renovated in the immediate future. As it is the office areas can be subdivided into 5 letting units. The net lettable area of the property comprises: Office space 2,365 sqm, Bank Hall 610 sqm, Storage space 472 sqm, Residential space 177 sqm. The property was inspected on January 10, 2005.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 31.03.2013. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	304.130 €	278.765 €	4.636.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 809 Am Markt 2-3 31785 Hameln	Office, bank and retail properties, constructed in 1957 and refurbished in 1992 comprising 2 4-storey buildings without parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding as well as a plastered facade. The roof is pitched. The properties are commensurate with their age. The retail space and bank hall can be directly accessed from Am Markt, the tenants on the upper floors are accessible from a side entrance. The property is currently let to 6 tenants. Randstad has left the property but has to pay rent until the end of September 2005. The current vacancy rate of the property is 16%. The property is provided with electricity, water and sewerage and the area leased by DB has been fitted out with a ventilation system. There is no fire alarm system. The property is heated by long distance heating energy. As it is the building can be subdivided into 6 letting units assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 1,611 sqm, Bank Hall 352 sqm, Retail space 116 sqm, Storage space 637 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	220.252 €	219.138 €	3.296.000 €
Unit-ID: 812 Unit-ID: 813 Kirchröder Str. 103-104 30625 Hannover	Office, bank and residential property constructed during the mid 1950s, 4-storey building with 2-storey extension Bank accomodation on the ground floor of 103 and 104 as well as ancillary office space on the first floor area of 103. The upper floors of the Kirchröder Strasse 104 comprises residential appartments. The property is generally in a below average condition. 6 car parking spaces are situated in the rear courtyard. Both properties form a single economic unit. The residential appartments are let on the basis of open-ended lease contracts, subject to three months' statutory notice. The tenants are responsible for internal repair and a proportion of the operating expenses. The net lettable area of the property comprises: Office space 158 sqm, Bank Hall 142 sqm, Storage space 147 sqm., Residential 512 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The bank and office property is currently let to a single tenant. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	38.595 €	25.761 €	393.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 814 Angoulemeplatz 1 31134 Hildesheim	Office and bank property, constructed in 1922, consisting of two connected 3-storey buildings. The building structure is brickwork the building part occupied by Deutsche Bank has a natural stone facade. The roof is partly flat and pitched and was completely refurbished in recent years. The bank hall is fitted with an air conditioning system and an elevator. The condition of the property occupied by Deutsche Bank is good. The other building part on the back side is in bad condition. The bank hall space can be accessed from Angoulemeplatz, the other tenants are accessible via side entrance. The building part on the back side, which comprises office space and two flats in the attic, is completely vacant (total vacancy rate is 21%). The lease term of DB will expire in 10 years, the remaining lease terms will expire between 2005 & 2007. The property is heated by gas. As it is the building currently fully let can be subdivided and let at a minimum on a floor by floor basis. The building part on the back side is not lettable under its current status. The net lettable area of the property comprises: Office space 1,184 sqm, Bank Hall 524 sqm, Storage space 780 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.10.2005 and 31.12.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	156.067 €	134.994 €	1.931.000 €
Unit-ID: 815 Bardowicker Straße 6 21335 Lüneburg	Office and bank building, which was built in 1977 and refurbished in 2001 3-storey building with external parking facilities in the rear courtyard. The building structure is brickwork with a pitched roof. The property and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The property is fitted with an air conditioning system and a fire alarm system on the ground floor. The subject property is currently let to Deutsche Bank, 27% of the total lettable area are vacant. The building can be subdivided into letting units on a floor by floor basis assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The property is accessible directly from Bardowicker Strasse. The net lettable area of the property comprises: Office space 467 sqm, Bank Hall 377 sqm, Storage space 335 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	106.353 €	123.884 €	1.897.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 817 Schützenplatz 18 38259 Salzgitter	Office, bank and residential property, constructed in 1954, 4-storey building with a basement. The property is currently used as a bank and residential accommodation. The building structure is brickwork with plastered walls and a pitched roof. The building is not fitted with a fire alarm system, an elevator or a ventilation system. The condition of the property is commensurate with its age. The bank hall space can be accessed from Schützenplatz. The other tenanted areas are accessible via a side entrance. The property is currently let to DB and 5 private persons who leased the flats. 28% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The building is fitted with central heating fired by gas. As it is the lettable areas can be subdivided and let on floor a by floor basis, assuming that the tenant of the ground floor will use the toilet facilities in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 399 sqm, Bank Hall 327 sqm, Storage space 363 sqm, Residential space 367 sqm. The property was inspected on January 10, 2005.	Equivalent freehold ownership. The property is currently let to 6 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 10.04.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	63.117 €	77.577 €	914.000 €
Unit-ID: 901 Friedrich-Wilhelm-Platz 15 52062 Aachen	Office, bank and retail property constructed in 1967 comprising a 5-storey main building and a 3-storey annex with underground parking facilities. The property is provided with electricity, water and sewerage. The areas in the main building located on ground floor to third floor have been fitted with air conditioning. The building is connected to the district heating network. The underground parking area (25 parking places) can be accessed directly from Ursulinenstraße, the Deutsche Bank areas from Friedrich-Wilhelm-Platz, the retail store and the other tenanted areas in the annex from Ursulinenstraße. The subject property is currently let to a total of four tenants. Generally, the subject property appeared to be in good condition commensurate with its age, although the facade needs renovation due to its out-of-date appearance. The net lettable area of the property comprises: Office space 2,440 sqm, Bank Hall 587 sqm, Retail space 460 sqm, Storage space 489 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	452.970 €	444.033 €	7.583.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 905 Moltkestr. 58-60 53173 Bonn	Office and bank property built in 1908 and recently refurbished, 4-storey building. The structure of the property is a natural stoned front with a hipped/partly flat roof. The bank hall has been fitted with an air conditioning system. The building consists of a central heating system fired by gas. Upon inspection the property and its technical facilities appeared in a moderate condition. The property has 3 entrances from which two lead to the bank hall. The main entrance to the bank hall is achievable via staircases. The upper floors are accessible from a side entrance in Moltkestraße. The subject property is currently let by 2 tenants, 18.91% of the total lettable area is vacant. The lease terms of DB expires in 1 year, the remaining lease term will expire in 2009. Upon inspection internal features appeared in a moderate state of repair. In its current condition the building parts can be subdivided and let at a minimum on floor by floor basis. The vacant areas have to be refurbished before letting. Parking facilities are not available. The net lettable area of the property comprises: Office space 499 sqm, Bank Hall 339 sqm, Storage space 443 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The other lease contract expires on 31.05.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	71.273 €	83.739 €	1.024.000 €
Unit-ID: 915 Dürener Str. 230 50931 Köln	Office, bank and residential property constructed in 1959 and generally in a good condition. The construction consists of brickwork. The property is a four storey building plus attic floor with a flat roof. The mixed use property incorporates office space (2nd & 3rd floor), bank hall (ground floor) and residential units on the 4th and attic floor. Currently, the vacancy rate for the total property is slightly above 10%. All floors can be let separately. Technical systems are commensurate with its age and include a connection to the district heating network and air conditioning. Unfortunately, the subject property has no parking places. The net lettable area of the property comprises: Office space 259 sqm, Bank Hall 255 sqm, Storage space 186 sqm, Residential space 265 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	82.013 €	86.935 €	1.266.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 916 Friedrich-Ebert-Platz 20 51373 Leverkusen	Office, bank and residential property, 3 storey stone clad building with a flat roof. It comprises service counter area and office space on the ground floor, office space on the first floor and one residential unit on the second floor. The property also comprises two underground car parking spaces as well as 13 external car parking spaces. The building was constructed in 1958 and refurbished in 1972. The service counter area has been recently refurbished. The building has central heating (district heating). Air conditioning is installed on the ground floor and the first floor. The property is provided with electricity, water and sewerage. The building has two stairways and one elevator. The building and its technical facilities appear to be in good condition. The property is currently let to two tenants (incl. Deutsche Bank). Parts of the office space on the first floor as well as some storage space in the basement are vacant. In total 12.73% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 920 sqm, Bank Hall 611 sqm, Storage space 549 sqm, Residential space 198 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	184.444 €	154.021 €	2.340.000 €
Unit-ID: 921 Kaiserplatz 7-9 53113 Bonn	Office and bank property built in 1998, 6-storey building in modern style. The structure is reinforced concrete with a partly natural stone/partly plastered front and a flat roof. The property is provided with electricity, water, sewerage and is connected to the district heating network ("Fernwärme"). The bank hall has been fitted with an air conditioning system. The subject property is currently partly let by 6 tenants, 9.37% of the total lettable area is vacant. The lease terms of DB expires in 10 years, office units located on second and third floor will expire in 3 years. The remaining lease terms will expire in the immediate future (2004 to 2006). In its current condition the building parts can be subdivided and let at a minimum on a floor by floor basis. Upon inspection internal and external features appeared in a good state of repair. There are 30 parking places available. The net lettable area of the property comprises: Office space 2,880 sqm, Bank Hall 669 sqm, Storage space 431 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.07.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	580.244 €	434.570 €	6.237.000 €
Unit-ID: 923 Kaiserstrasse 1 53113 Bonn	4-storey vacant office building. The structure is reinforced concrete with natural stoned and metal cladding and aluminium double glazing windows. The roof is flat. The property is provided with electricity, water and sewerage and is heated by gas. Due to full vacancy internal and external features appeared in a poor state of repair. The property has to be fully refurbished before letting. In its current condition the building parts can be subdivided and let at a minimum on a floor by floor basis. There are 4 external parking places available. The net lettable area of the property comprises: Office space 800 sqm, Bank Hall 0 sqm, Storage space 59 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	46.550 €	268.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1004 Ludwigstraße 8-10 55116 Mainz	Office and bank property constructed in about 1953 and refurbished in 1989. It is a 4-storey building. The main technical facilities are located in the basement and roof area and also supply the property Weißliliengasse 14. The internal parking spaces are located at the rear of the building. The property is currently let to 1 tenant and is fully let. The main building structure is of reinforced concrete and brickwork. The main façade is covered with natural stone cladding. The back facade is plastered. The main roof is partly pitched and partly flat. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Except for the areas of Deutsche Bank the fit out standard of the offices is low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with a gas fired central heating system. The building could be subdivided into 4-5 letting units. The net lettable area of the property comprises: Office space 2,457 sqm, Bank Hall 961 sqm, Storage space 1,378 sqm, Other space 10 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	507.005 €	503.467 €	6.832.000 €
Unit-ID: 1005 Weissliliengasse 14 55116 Mainz	Office property constructed in 1986. 5-storey building. The main technical facilities are located in the basement and roof area of the property Ludwigsstrasse 8-10. There are no parking spaces provided. The building is constructed above a public parking garage. There is only storage space provided on the ground floor. The property is currently let to 1 tenant the vacancy rate is 60%. The main building structure is of reinforced concrete and brickwork. The main façade is covered with natural stone cladding. The back facade is plastered. The main roof is pitched. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Except for the areas of Deutsche Bank the fit out standard of the offices is medium. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 3 letting units (no ground floor). The net lettable area of the property comprises: Office space 1,707 sqm, Storage space 252 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	80.356 €	177.376 €	2.224.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1007 Kornmarkt 11 54290 Trier	Vacant office and bank property. 5 storey building with a cellar and a flat roof. The ground floor and the 1st floor have formerly been occupied by the bank. The 2nd to 4th floor has been vacant for a longer time and is therefore in worse condition. The facade of the ground floor is made up of marble and glass. The main entrance to the Bank Hall has 4 stairs. There are two additional side entrances. There is an areaway from the 2nd to the 4th floor. The building is provided with gas heating. The Bank Hall, the 1st floor and the computer server rooms are provided with air-conditioning. There is a passenger lift serving basement to 3rd floor. Furthermore the building can be accessed by staircases serving all floors. The layout of the building areas is relatively flexible and can be subdivided into letting units on floor by floor basis. There are 6 internal and 5 external parking spaces which are located at the backside of the building at a separate property. In general the condition of the subject property is commensurate with its age but good. The net lettable area of the property comprises: Office space 1,472 sqm, Bank Hall 460 sqm, Storage space 439 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	145.857 €	864.000 €
Unit-ID: 1103 Sophienstr. 2 76530 Baden-Baden	Office property built in 1966. 5-storey building. The main building structure consists of reinforced concrete and brickwork. The main façade has glass and aluminium panels at each floor level. The property is provided with electricity, water and sewerage and is heated by gas central heating. The bank hall on the first floor as well as the conference room situated on the fourth floor has been fitted with air conditioning. The subject property is currently let to Deutsche Bank only. 27.6% of the total lettable area is vacant. Upon inspection the second floor was being converted. The lease with Deutsche Bank expires in 10 years. Office units located on the second floor will expire in 3 years. In its current condition the building parts can be subdivided and let on a floor-by-floor basis. The property also comprises 14 internal parking places and one garage on the ground floor, currently used for cash transports. Upon inspection the internal and external features appeared to be in a good state of repair. The net lettable area of the property comprises: Office space 1,553 sqm, Retail space 56 sqm, Storage space 397 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	108.757 €	177.892 €	2.692.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1105 Pforzheimer Straße 15 76275 Ettlingen	Office, bank and residential property, originally constructed in 1825 (and refurbished in 1989). 2-storey building with one underground floor used for storage space. The roof is pitched. The property condition seems to be commensurate with its age and is currently let to 3 tenants, 19% of the total lettable area is vacant. There are 12 outside parking spaces as well a small site which is currently used by a residential tenant, but could possibly be used for parking spaces. The property is provided with electricity, water and sewerage and has a central heating fired by gas. The first floor could not be let, because one room contains the air conditioning units and to reach the air conditioning units it is necessary to go through the other existing two rooms. Due to the fact that the air-conditioning system is situated on the upper floor and the other area on this floor is only accessible via the mentioned room we assume these areas can not be let at present. The net lettable area of the property comprises: Office space 220 sqm, Bank Hall 289 sqm, Storage space 211 sqm, Residential space 224 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 28.02.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	53.840 €	50.320 €	634.000 €
Unit-ID: 1108 Adenauerplatz 1 69115 Heidelberg	Office and bank property built in 1924 and renovated 3 years ago. 4-storey (including a attic floor) villa which is listed as a monument. The structure is brickwork with a plastered front, a hipped roof as well as single glazing windows in wooden style. Upon inspection facade and windows have to be refurbished; internal features appeared in moderate condition. The property is provided with electricity, water and sewerage and is connected to the district heating network ("Fernwärme"). The building is mainly used by DB; its lease term will expire in 10 years. The second floor is let by Medizinischer Dienst until 2007. First and some part of third floor (approx. 23%) are currently vacant. Letting vacant accommodation located on third floor is difficult due to pitched roof areas. The net lettable area of the property comprises: Office space 1,694 sqm, Bank Hall 674 sqm, Storage space 663 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	264.167 €	277.902 €	4.539.000 €
Unit-ID: 1111 Stiftsplatz 13 67655 Kaiserslautern	Office and bank property, built in 1959, 4-storey building with two garages provided to the rear. The structure is reinforced concrete with a flat roof. The subject property is currently let to two tenants. The vacancy rate of the property is 27%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The property is heated by long distance heating energy. The bank hall is fitted with an air conditioning system. The building can be subdivided and let on a floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The third floor can be subdivided into 2 letting units due to 2 toilet facilities. The net lettable area of the property comprises: Office space 1,361 sqm, Bank Hall 388 sqm, Storage space 474 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contract of the other tenant expire on 31.05.2005 and 31.03.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	153.362 €	153.971 €	1.846.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1113 Rheinstr. 44 76185 Karlsruhe	Office and bank property built in 1991. 4-storey building (including converted attic floor). The structure is brickwork with a partly natural stone (ground floor)/partly plastered front, a ridged roof and double glazed windows. The property is provided with electricity, water and sewerage and is heated by gas. A fire alarm system is installed in the staircase; a ventilation system is not subject of the property. The subject property is fully let to 5 tenants. The lease agreement of DB consists of a flexible hand-back option after 3, 5 and 8 years. The remaining lease terms will expire in the immediate future (2005 or 2006). Upon inspection internal and external features appeared in a good state of repair. In addition there are 11 external parking places available, which are accessible from Marktstraße. The net lettable area of the property comprises: Office space 1,056 sqm, Bank Hall 268 sqm, Storage space 210 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.07.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	133.277 €	133.060 €	1.960.000 €
Unit-ID: 1114 Xylanderstr. 1 76829 Landau	Office and bank property, which was built in 1903 and completely refurbished in 1993, 4-storey building with parking spaces available in the backyard. The building is listed as an historic monument. The building structure is brickwork with a stucco facade and a pitched roof. The property is well maintained and its technical facilities seem to be in a good condition. The bank hall is directly accessible from Xylanderstrasse and the tenants on the upper floors are accessible via a side entrance. The property is provided with electricity, water and sewerage, central heating is fired by gas. The bank hall space is fitted with an air conditioning system and a fire alarm system does not exist. The subject property is currently let to 3 tenants. 13.3% of the total lettable area is vacant. The lettable areas can be separately let on floor by floor. A subdivision per floor in two letting units is not possible due to the localization of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,738 sqm, Bank Hall 309 sqm, Storage space 694 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	186.920 €	166.959 €	2.491.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1115 Ludwigstraße 44 67059 Ludwigshafen	Office and bank property built in 1970. 5-storey building with stepped floors on the side of Zollhofstraße as well as parking facilities accessible from Zollhofstraße. The facade of the building appears out of date and requires repairs. The retail units on ground floor are almost vacant and appear in a poor state of repair. Upon inspection public areas such as corridors appear neglected. The property is connected to the district heating network ("Fernwärme"). The subject property is currently let by a few tenants based on short term lease contract agreements. Approx. 30% of the total lettable area is vacant. With more than a half of the total number of office space, the lease contract agreement of Christliches Jugenddorfwerk will expire in 2011, the tenant also has a break option in 2006. The remaining lease terms will expire in the immediate future (2004 to 2008). In its current condition the building parts can be subdivided and let on each floor. The subject property provides a sufficient amount of external parking places. The net lettable area of the property comprises: Office space 2,891 sqm, Bank Hall 0 sqm, Retail space 908 sqm, Storage space 851 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to nine tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 30.09.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	254.292 €	283.009 €	3.448.000 €
Unit-ID: 1116 P 7. 10-15 *68161 Mannheim*	Office, bank, retail and storage property, built in 1950 and periodically refurbished over the last 15 years. 7-storey building with 5 garages. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical *facilities seem to be in a good condition. The property is provided with electricity,* water and sewerage, the building is heated by long distance heating energy. The bank hall space and the office units on the first floor are fitted with an air conditioning system and a fire alarm system also exists. The subject property is currently let to three tenants. 3.6% of the total lettable area is vacant. The lettable areas can be subdivided into eleven letting units, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 6,340 sqm, Bank Hall 1,348 sqm, Retail space 309 sqm, Storage space 2,752 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 and 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	1.153.172 €	983.639 €	15.705.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1120 Friedrichstr. 30 67433 Neustadt a.d.W.	Office and bank property, built in 1986. 5-storey building with external parking facilities provided on the site. The building structure is reinforced concrete with a natural stone facade and a pitched roof (Mansardendach). The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The building is fitted with a ventilation system and a fire alarm system does not exist. The subject property is currently let to four tenants (DB and doctor's practices). 20% of the total lettable area is vacant. The lettable areas can be separately let on a floor by floor, whereas the upper floors can also be subdivided into two letting units each. The net lettable area of the property comprises: Office space 1,864 sqm, Bank Hall 360 sqm, Storage space 399 sqm, Residential space 73 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2017. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	206.368 €	240.923 €	3.391.000 €
Unit-ID: 1121 Westl.-Karl-Friedrich-Str.76 75172 Pforzheim	Office and bank property with residential element, built in 1951 and refurbished in 1976. 4-storey building with a basement. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The bank hall space is fitted with an air conditioning system and a fire alarm system does not exist. The subject property is currently let by 4 tenants. 32% of the total lettable area is vacant. The building can be subdivided into 5 letting units, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 1,511 sqm, Bank Hall 609 sqm, Storage space 687 sqm, Residential space 162 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.03.2006 and 30.06.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	136.222 €	180.428 €	2.511.000 €
Unit-ID: 1123 Karmeliterstr.2 / Postplatz 4 67346 Speyer	Office, bank and residential property constructed in 1891 and refurbished in 1974. 4-storey building. The building is listed as an historic monument. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 7 tenants (retail, office and residential), the vacancy rate is 19%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. Only one main staircase has been constructed in the building. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices and apartments is low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with gas fired central heating. The net lettable area of the property comprises: Office space 464 sqm, Bank Hall 264 sqm, Storage space 603 sqm, Residential 359 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.02.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	82.632 €	106.585 €	1.376.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1125 Wilhelm-Leuschner-Straße 17 67547 Worms	Office and bank property constructed in 1947 and refurbished in 1985. It is a 3-storey building. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants and is fully let. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on the first floor level, is flat. There are two internal staircases providing accessibility within the building. The property condition seems to be commensurate with its age. Except the areas of Deutsche Bank the fit out standard of the offices are low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 5 letting units. The net lettable area of the property comprises: Office space 597 sqm, Bank Hall 286 sqm, Storage space 308 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The other lease contract expires on 31.01.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	49.711 €	46.969 €	551.000 €
Unit-ID: 1201 Fuggerstr. 1 86150 Augsburg	Office and bank property, constructed in 1864 and last refurbished in 1990. 6-storey building with two underground floors, which are used for storage space. The building structure is brickwork with natural stone cladding. The building is not listed as a historic monument, but protected as part of the ensemble of listed buildings Fuggerstraße/Volkhartstraße/Schaezlerstraße. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a sprinkler system. The bank hall can be accessed directly from Bahnhofstraße/Corner Fuggerstraße, the office units from Fuggerstraße. There is also a side entrance on the Bahnhofstraße. The property is currently let to two tenants. 10% of the lettable area is vacant. The bank hall is fitted with a ventilation system. The property is fitted with a long-distance heating. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,122 sqm, Bank Hall 537 sqm, Storage space 539 sqm, Other space 67 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.10.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	317.356 €	333.359 €	5.521.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1205 Bahnhofstr. 1a 95444 Bayreuth	Office and bank property constructed in 1989. The construction is of reinforced concrete. The property is a two storey building plus attic floor with a pitched roof. All floors despite the attic floor (third floor) have access to the elevator. The mixed use property incorporates office space, bank hall and a doctor's surgery. The whole first floor or about 40% of the office space is vacant. All floors can be let separately due to two entrance points from the Bahnhofstrasse. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and air conditioning. There are external parking facilities behind the subject property which are separated by an electrical barrier. The net lettable area of the property comprises: Office space 420 sqm, Bank Hall 363 sqm, Storage space 251 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.01.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	75.610 €	80.112 €	1.199.000 €
Unit-ID: 1206 An der Naegleingasse 96450 Coburg	A 2.52/1,000 co-ownership share with respect to plot 143/1 connected with special ownership ("Sondereigentum") of parking space no. 101 of the separation plan ("Aufteilungsplan"). The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	742 €	12.000 €
Unit-ID: 1207 Spitalgasse 19 96450 Coburg	Office, bank and retail property with a residential element constructed in 1905 and extensively refurbished in 1985. Since smaller renovation works have taken place in the mean-time the subject property is generally in a good to very good condition. Moreover, the property is listed as a historic monument. The construction consists of brickwork with an old ornament facade. The property is a four storey building with a pitched roof. All floors have access to an elevator from the back side entrance of the property. The mixed use property incorporates office space, bank hall, a retail unit on ground floor as well as a residential unit. Currently, more than 50% of the office space is vacant. All floors could be let separately. However, it would only be possible to enter the upper stories from the back side entrance. Due to its location it is possible to convert the bank hall to retail space. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and air conditioning. A parking place is located behind the subject property. The net lettable area of the property comprises: Office space 693 sqm, Bank Hall 327 sqm, Retail space 106 sqm, Storage space 279 sqm, Residential space 102 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.03.2007 and 30.06.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	157.124 €	203.627 €	3.232.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1217 Maximilianstraße 9 93047 Regensburg	Office, bank and retail property, constructed in 1950 and last refurbished in 1991. 4-storey building with one underground floor, used for storage space. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a sprinkler system. The bank hall can be accessed directly from Maximilianstraße as well as from Dr. Wunderle Straße, the office units can also be accessed from both streets. The property is currently let to four tenants. 14% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 3,241 sqm, Bank Hall 432 sqm, Retail space 399 sqm, Storage space 571 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.10.2005 and 30.09.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	428.272 €	396.395 €	6.374.000 €
Unit-ID: 1301 Schubartstr. 13 73430 Aalen	Office and bank property, built in 1983 and refurbished in 1994, 5-storey building with external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently fully let to two tenants. Upon inspection the property and its technical facilities' appeared to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1993). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. A subdivision per floor in two letting units is not possible due to the localisation of the toilet facilities on only one side of the building. The net lettable area of the property comprises: Office space 1,739 sqm, Bank Hall 574 sqm, Storage space 428 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 30.09.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	193.451 €	161.982 €	2.497.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1304 Milchstr. 2 / Strohstr. 9 73728 Esslingen	Office and bank property comprising two attached 4-storey building. One building of the property, which is listed as an historic monument, was constructed in the 13th century and rebuilt in 1701 after it was destroyed. In 1987 a second building was built. Underground parking facilities are provided on the site. The old part of the property is a timber-framed building with a pitched roof whereas the structure of the new building is reinforced concrete also with a pitched roof. The subject property is currently let to Deutsche Bank. The vacancy rate is 42.6%. The property and its technical facilities appeared to be in good condition. The central heating is fired by gas (from 1986). The bank hall is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, but at the current status of the building the occupier of the ground floor needs to use the toilet facilities on the basement. A subdivision in more than one letting unit per floor is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,801 sqm, Bank Hall 512 sqm, Storage space 644 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	166.820 €	210.422 €	2.835.000 €
Unit-ID: 1305 Karlstraße 13 88045 Friedrichshafen	Office, bank and residential property, constructed in 1954 and refurbished in 1994, 5-storey building with a basement as well as garages and surface parking spaces in the rear courtyard. The building structure is brickwork with a plastered facade and a pitched roof. The property is in good condition. The building can be accessed from Karlstrasse and via a side entrance. The property is currently let to 3 tenants, 26% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the central heating (construction year 1993) is fired by gas. The bank hall areas are fitted with a fire alarm system and an air conditioning system. A subdivision into more than three letting units is not possible without reconstructions due to missing toilet facilities on the first floor (DB) and on the third floor. in the current status a subdivision of the bank hall areas on a floor by floor basis is also difficult due to an integrated accessibility core. The net lettable area of the property comprises: Office space 858 sqm, Bank Hall 348 sqm, Storage space 285 sqm, Residential space 141 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 31.05.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	105.786 €	125.537 €	1.850.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1310 Moltkestr. 6-8 74072 Heilbronn	Office and bank property with a residential element, constructed in 1954/1988 comprising two building sections. It is a 4-storey building with one underground floor, which is used for storage space. The main roof (old part) is pitched. The property is currently under reconstruction. The property is currently let to two tenants. 41% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 1,771 sqm, Bank Hall 868 sqm, Storage space 611 sqm, Residential space 121 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 31.03.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	194.893 €	306.094 €	4.504.000 €
Unit-ID: 1313 Marienplatz 37 88212 Ravensburg	Office and bank property, constructed in 1911 and refurbished in 1998, 5-storey building with a basement. The roof is pitched and clad with schist. The property is well maintained and in very good internal and external condition. The main entrance of the property is on Marienplatz, the staircase can be accessed by a side entrance. The property is fully let to DB. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The central heating is fired by gas. Under the current status the property is not separately lettable on floor by floor basis due to missing toilet facilities on the ground and third floor, but can be subdivided into 4 letting units. Due to the information provided to us the property is not listed as an historic monument. The net lettable area of the property comprises: Office space 445 sqm, Bank Hall 169 sqm, Storage space 289 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenants are responsible for internal repair plus operating expenses.	109.105 €	98.619 €	1.756.000 €
Unit-ID: 1314 Gartenstr. 33 88212 Ravensburg	Office and retail property, constructed in 1991. 4-storey building with internal and external parking facilities. The roof is pitched and partly flat. The property is well maintained and in very good internal and external condition. The main entrance and two side entrance points are on Gartenstrasse. The property is nearly fully let to several tenants, Schwäbische Zeitung which occupies 38% of the total lettable area, DB with 13.6%, LK Ravensburg with 21%, Tolatec with 14% and Kalisto with 11%. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The central heating is fired by gas. Under the current status the property can be subdivided into 5 letting units, assumed that the tenant on the ground floor will use the toilet facilities in the basement. The net lettable area of the property comprises: Office space 1,747 sqm, Retail space 238 sqm, Storage space 202 sqm. The property was inspected on January 18, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	192.523 €	149.336 €	2.404.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1317 Ledergasse 8 73525 Schwäbisch Gmünd	Office and bank property, built in 1971 and refurbished in 1996, 4-storey building with internal parking facilities. The structure is reinforced concrete with flat roof. The subject property is currently fully let to four tenants. The vacancy rate is 24.3%.The property and its technical facilities seem to be in an average condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1995). The building can be subdivided and let on floor by floor basis, assuming that the occupier of the ground floor uses toilet facilities located in the basement. A subdivision per floor in more than one letting unit is not possible due to the localization of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,462 sqm, Bank Hall 346 sqm, Retail space 65 sqm, Storage space 291 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	144.026 €	139.153 €	1.897.000 €
Unit-ID: 1325 Bahnhofstr. 44 78532 Tuttlingen	Office and bank property, built in 1990, 3-storey building with internal parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let to Deutsche Bank. The vacancy rate is 7%. Upon inspection the property and its technical facilities appeared in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1989). The building can be subdivided and let on floor by floor basis, assumed that the occupier of the ground floor will use the toilet facilities in the basement. A subdivision by floor into more than one letting unit is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 676 sqm, Bank Hall 373 sqm, Storage space 254 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	119.090 €	89.013 €	1.428.000 €
Unit-ID: 1326 Münsterplatz 33 89073 Ulm	Office, bank and retail property, constructed in 1993, 5-storey building with two underground floors which are mainly used for storage space. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, Ehinger & Schwarz, Parfümerie, Verband der Metallindustrie, Bahmann). 6% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has a central heating fired by gas. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,094 sqm, Bank Hall 437 sqm, Retail space 148 sqm, Storage space 888 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	465.511 €	447.152 €	7.518.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1403 Hauptstr. 6 59755 Arnsberg	Office and bank property, constructed in 1989, 4-storey building with two underground floors partly used as parking area. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is pitched. The property and its technical facilities are in good condition. The building is not equipped with a sprinkler system. The underground parking area can be accessed from the back side of the building, the bank hall from Hauptstrasse and the other tenant is accessible from a side entrance. The property is currently let to two tenants (DB and Brinkschulte GmbH & Co.KG). 28% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The property has a central heating fired by gas, warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities in the basement. The vacant areas have to be slightly refurbished before letting. The net lettable area of the property comprises: Office space 1,371 sqm, Bank Hall 538 sqm, Storage space 476 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.07.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	139.486 €	173.630 €	2.567.000 €
Unit-ID: 1406 Hindenburgstr. 21-25 51643 Gummersbach	Office and bank property, 5 storey building with underground parking facilities constructed in 1983. The building has a stone clad facade with flat roof, the condition being commensurate with the building's age. The building is heated by gas central heating. The property is provided with electricity, water and sewerage. It has two stairways and three elevators. The bank hall is situated on the ground floor, floors one to four have office accommodation and two basement storeys accommodate storage space as well as 31 car parking spaces. The property is let to three tenants, including Deutsche Bank. As at the date of inspection office space on floor 2 was completely vacant. In total 15.58% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 1,912 sqm, Bank Hall 605 sqm, Storage space 380 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.01.2006 and 31.08.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	263.752 €	250.018 €	3.476.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1408 Bahnhofstr. 1-3 58095 Hagen	Office and bank property, built in 1993, 7-storey building with internal parking facilities. The building structure is reinforced concrete with a flat roof. The bank hall is accessible at the corner of Bahnhofstrasse and Neumarktstrasse. The retail unit has a separate entrance at Neumarktstrasse. The subject property is currently let to two tenants, Deutsche Bank who occupies 44% of the total lettable area and Mark E AG with 19% of the total lettable area. The vacancy rate is 26%. Upon inspection the property and its technical facilities appeared in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1992). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 3,561 sqm, Bank Hall 952 sqm, Retail space 94 sqm, Storage space 1,099 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 30.04.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	448.566 €	302.434 €	4.260.000 €
Unit-ID: 1413 Blumenstraße 33-37 42853 Remscheid	Office and bank property, built in 1975/1985, 4-storey building with external parking facilities. The bank hall has been refurbished in 2004. The building structure is reinforced concrete with a flat roof. The subject property is currently let to four tenants. The vacancy rate is 22%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1987). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,525 sqm, Bank Hall 674 sqm, Storage space 541 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	261.841 €	195.319 €	2.607.000 €
Unit-ID: 1414 Konrad-Adenauer-Str. 2 42651 Solingen	Office and bank property, which was constructed in 1986, is a 6-storey building with two underground floors which are mainly used for storage and parking space. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, VGF, VSV, E-Plus, Albrecht). 10% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has a central heating fired by gas. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,633 sqm, Bank Hall 650 sqm, Storage space 580 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.05.2012. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	196.693 €	246.561 €	3.459.000 €

Entity ID: Property Address:	*Brief Description:* Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1418 Friedrich-Engels-Allee 426 42283 Wuppertal	Office and bank property, 2 storey building constructed in 1952 and refurbished in 1990, with a reinforced concrete construction, brick walls and a flat roof. The building has central heating (district heating). On the ground floor the building accommodates service counter area with ancillary office space. There are vacant office premises on the upper floor, accessible via a separate entrance and stairway, as well as large vacant storage facilities on basement level. There is no elevator. A division of vacant space is not feasible due to the building's layout. The property has 3 parking garage spaces and 31 external parking spaces. The building is in satisfactory condition and meets average standards. The bank hall has some conversion potential to retail use. However, due to the property's unfavourable retail location and the small shop windows achievable retail rents are comparatively low. The building is currently let under the terms of one lease contract agreement (Deutsche Bank). In total 23.24% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 533 sqm, Bank Hall 473 sqm, Storage space 744 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has as fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	112.715 €	94.119 €	1.240.000 €
Unit-ID: 1419 Rathausstraße 14 42349 Wuppertal	Office, bank and residential The property is situated on a downward sloping plot and accommodates two building sections: The old part, a listed 2 storey building of brick construction with a pitched roof and built in 1882. The new part, a modern annex with a flat roof, constructed in 1980. On the ground floor both parts of the building share office and bank hall accommodation. The property has internal and external car parking facilities. The upper floors are accessible via a separate entrance. The first floor and second floor in the old part of the building consist of residential accommodation. The new part of the building — basement storeys one and two, consists of further residential accommodation as well as storage space. Those storeys are accessible via an entrance located at the back of the building. The quality of the commercial as well as the residential accommodation is basic. The property is heated by gas central heating. The property is currently let to Deutsche Bank and two residential tenants. In total 10% of the net lettable space are vacant. The net lettable area of the property comprises: Office space 133 sqm, Bank Hall 289 sqm, Storage space 222 sqm, Residential 243 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.10.2005 and 31.01.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	64.901 €	49.776 €	664.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1420 Friedrich-Ebert-Straße 1-3 42103 Wuppertal	Office, bank and storage property comprising 2 main building sections with 6 storeys each. They are interlinked via a 2 storey annex accommodation part of the bank hall. The property has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. The property forms part of a group of three properties distributed around a central courtyard. The property is constructed as a corner building with underground parking facilities. The buildings were constructed in 1962 & refurbished in 1982. They are generally in good condition. The property has 8 elevators & 3 stairways. Floors 2, 3 and 5 are partly vacant. There is some potential to subdivide office space into 2 letting units per floor. The ground floor has some conversion potential to a large retail unit, however, due to the property's secondary retail location achievable retail rents would be comparatively low. The property has district heating and air conditioning. The main entrance to the bank hall faces Friedrich-Ebert-Strasse. The property is let to 3 tenants. 17% of the net lettable space is vacant. The net lettable area of the property comprises: Office space 9,049 sqm, Bank Hall 1,460 sqm, Storage space 1,527 sqm, Other space 8 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.10.2005 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	856.724 €	753.507 €	9.669.000 €
Unit-ID: 1422 Kasinostraße 24-26 42103 Wuppertal	Office property, 5 storey building constructed in 1957 and refurbished in 1999. The building has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. It has central heating (district heating) and no ventilation system. The property is provided with electricity, water and sewerage. The building forms part of a group of three properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strässe 1-3 and shares underground parking facilities with the above buildings and the property Laurentiusstrasse 23a-25. The building has one stairway and two elevators. The underground parking spaces can only be accessed from Laurentiusstrasse. The property is generally in good condition. It is let to three tenants (incl. Deutsche Bank). Floors 2 to 4 are vacant. In total 68.92% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 1,925 sqm, Storage space 437 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.12.2005 and 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	62.667 €	121.530 €	1.142.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1423 Laurentius-straße 23a-25 42103 Wuppertal	Office property comprising a 7 storey office building built in 1987 forming part of a group of 3 properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3, also occupied by Deutsche Bank. The property is generally in good condition. It has a reinforced concrete construction, flat roof and a glass/ metal frame clad facade. The building has central heating (district heating) as well as air conditioning. The property is provided with electricity, water and sewerage. The building has one stairway and two elevators. Floors 3 to 6 are connected with floors 2 to 5 of the property Friedrich-Ebert-Strasse 1-3. The building shares underground car parking facilities with the buildings Friedrich-Ebert-Strasse 1-3 and Kasinostrasse 24-26. Access to the parking facilities as well as to the office floors is from Laurentiusstrasse. The building is let to two tenants, namely Deutsche Bank and Diederichs Projektmanagement. Floors 2 to 4 inclusive are vacant. In total 68.92% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 2,191 sqm, Storage space 414 sqm, Other space 4 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 30.05.2008. The other lease contracts expire between 31.01.2006 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	58.500 €	139.488 €	1.348.000 €
Unit-ID: 1424 Laurentius-straße 31-33 42103 Wuppertal	The property comprises a plot of 494 $m^2$with 18 external parking spaces and is separate from the three properties Friedrich-Ebert-Strasse 1-3, Laurentiusstrasse 23-25 and Kasinostrasse 24-26. The property is covered with asphalt and is bordered by buildings on three sides. It is fenced and can only be accessed through a gate. The car parking spaces are currently let to three tenants (incl. Deutsche Bank). The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	2.055 €	2.055 €	28.000 €
Unit-ID: 1506 Spremberger Str. 18 3046 Cottbus	Office and bank property, constructed in 1870 (refurbished in 1997), 4-storey building with one underground floor which is mainly used as storage space. The building structure is brickwork with natural stone cladding on the ground floor. The roof is pitched. The property condition seems to be commensurate with its age. The property is currently let to one tenant (DB). 44% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a long-distance heating. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 920 sqm, Bank Hall 251 sqm, Storage space 196 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to three tenants. The lease contract with Deutsche Bank has as fixed lease expiry date 30.05.2008. The other lease contracts expire between 30.09.2007 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for operating expenses.	48.660 €	77.226 €	850.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1511 Markt 21 18273 Güstrow	Office, bank and residential property, constructed in 1890 (refurbished in 1998), 4-storey building with one underground floor which is mainly used for storage space. It consists of an old and a new part. The building structure is brickwork and reinforced concrete. The roof is pitched. Furthermore the subject property comprises an additional site with expansion potential. The property condition seems to be commensurate with its age. The property is currently let to five tenants (DB and residential tenants). 48% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a central heating fired by gas. As it is the building can be subdivided and let on floor by floor basis as well as on an old and new part basis. The net lettable area of the property comprises: Office space 821 sqm, Bank Hall 291 sqm, Storage space 56 sqm, Residential space 297 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to 5 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	66.821 €	85.053 €	1.054.000 €
Unit-ID: 1513 Domplatz 11/ Westendorf 37 a 38820 Halberstadt	Office and bank property built in 1902 and refurbished in 1996. It is listed as an historic monument and a representative building. Due to its renovation in 1996 the subject property is in a good condition. The property contains an elevator serving all floors. The former bank hall on the ground floor has a height of approx. 4 metres which appears not to be adequate for retail use. In addition to this the main entrance of the bank hall is only accessible via a staircase and the side entrance is hidden, which excludes retail use. The subject property comprises 14 parking spaces at present used by the neighbour "Sparkasse" and an escalator serving every floor. The net lettable area of the property comprises: Office space 727 sqm, Bank Hall 200 sqm, Storage space 516 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts expire between 31.08.2005 and 28.02.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	18.034 €	54.876 €	335.000 €
Unit-ID: 1531 Am Markt 16/17 - Mecklenb. 3 23966 Wismar	Office and bank property, a classical building, constructed in 1914 (refurbished in 1993), 4-storey building with one underground floor which is mainly used for storage space. The building structure is brickwork. The roof is pitched. It is listed as an historic monument. Any demolition, alteration, change of use or any erection of a building requires a permit by the city. The property condition seems to be commensurate with its age. The property is currently let to two tenants (DB and a tenant for a garage). 45% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with central heating fired by gas. As it is the building can be subdivided and let on floor by floor basis. The net lettable area of the property comprises: Office space 473 sqm, Bank Hall 265 sqm, Storage space 262 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause). The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	42.827 €	64.047 €	852.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1807 Falkeplatz 2 9112 Chemnitz	Office and bank property in a relatively good condition due to its renovation in the last 15 years and incorporates four upper floors, ground floor and basement. Originally constructed around 1926 the subject property is listed by UN monument protection. Due to its character and location a retail use is not recommended. The property is partly let with approx. 50% of the office space being vacant. Some space in the fourth floor is not completely finished. Every floor can be reached by two elevators. Technical systems are in a relatively good condition and include connection to the district heating network but no ventilation system. Due to the elevators and two staircases it is possible to let each floor independently as well as to split up areas on each floor which has already been done. There are external parking facilities in front of and behind (separated by an electrical barrier) the subject property. Customers of the bank can find enough parking places in front of the subject property. The net lettable area of the property comprises: Office space 4,485 sqm, Bank Hall 944 sqm, Storage space 862 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to 12 tenants (including parking places) with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	306.695 €	418.335 €	4.352.000 €
Unit-ID: 1810 Großer Brühl 2 7607 Eisenberg	Office and bank property constructed in 1883 and refurbished in 1994. The subject property consists of basement, ground floor and two upper floors. The property consists of one entrance point and one stairway only. There is no elevator. This situation makes re-letting to more than one tenant difficult. Beside a gas heating system from the early 1990s the subject property has no cooling or air conditioning system. Deutsche Bank is the only tenant of the subject property with the lease contract expiring in December 2007. We have discovered a certain degree of damp in the basement. The net lettable area of the property comprises: Office space 306 sqm, Bank Hall 116 sqm, Storage space 147 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contract with Deutsche Bank has as fixed lease expiry date 30.05.2008. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	38.998 €	24.638 €	250.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1811 Bahnhofstraße 101 99084 Erfurt	Office and bank property, 5 storey building constructed in 1922 and refurbished in 1997. It comprises ground floor bank hall, office and storage use on the upper floors and ancillary external parking space. The building has a reinforced concrete structure with natural stone cladding and is generally in satisfactory condition. The building has central heating (district heating) and an air conditioned ground floor bank hall. Access to the parking facilities is from Juri-Gagarin-Ring, as is to the office floors via a three side entrances and stairways. A further entrance to the bank hall and the office space is via Bahnhofstrasse. The building only has one elevator. Deutsche Bank is the only tenant in the building. Floors 2 and 3 are vacant. The third floor, due to its unfavourable layout, can only be let as storage space. Due to the poor accessibility through the specific location of stairways a subdivision of the office space into smaller letting units is difficult and would significant investment. In total 35.85% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 2,425 sqm, Bank Hall 871 sqm, Storage space 1,801 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	260.492 €	262,127 €	3.479.000 €
Unit-ID: 1813 Humboldtstr. 26 7545 Gera	Office and bank property is in a good condition following refurbishment in 1997 incorporating two upper floors, ground floor and basement. Originally constructed around 1900 many old elements have been maintained successfully. Moreover, the property is listed as an historic monument. Due to its character and location, retail use is not recommended. The property is fully let and has one elevator which can be accessed from the side entrance to get to all floors. Technical systems are in a very good condition and include connection to the district heating network and a ventilation system. Due to the elevator and two staircases it is possible to let each floor independently. There are external parking facilities beside and behind the subject property which are separated by an electrical barrier. Customers of the bank find a few parking places in front of the subject property. The net lettable area of the property comprises: Office space 737 sqm, Bank Hall 567 sqm, Storage space 164 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.07.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	127.483 €	112.933 €	1.663.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1815 Berliner Str. 62/ Friedrichsstr 02826 Görlitz	Office, retail and residential property, built in 1922 and completely refurbished in 1997. 5-storey building. The building is listed as an historic monument. Its structure is brickwork with plastered walls and has a pitched roof. The subject property is currently let to four tenants. The vacancy rate is 35,4%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The ground floor is fitted with a ventilation system. The building can be let on a floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first to third floor can be subdivided into four letting units each. The net lettable area of the property comprises: Office space 915 sqm, Retail space 1,064 sqm, Storage space 98 sqm, Residential space 627 sqm, Other space 18 sqm. The property was inspected on December 29, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts expire between 31.12.2005 and 31.05.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	215.166 €	187.644 €	2.286.000 €
Unit-ID: 1819 Marktplatz 19 6108 Halle / Saale	4-storey, listed office and bank property built in 1933 and refurbished in 2000 situated in an urban refurbishment area. Representative building facing historic market place in Halle. In addition to this the whole property is served by an elevator. At present the ground floor area has been converted to a bank unit let to Sparda Bank. The net lettable area of the property comprises: Office space 611 sqm, Bank Hall 315 sqm, Storage space 487 sqm, Other space 6 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 30.05.2023. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	71.063 €	145.225 €	1.863.000 €
Unit-ID: 1823 Hansering 7 6108 Halle / Saale	Office and retail property built in 2000. 4 storey building behind historic listed facade. In general the subject property is in an excellent condition. The net lettable area of the property comprises: Office space 276 sqm, Retail space 106 sqm, Storage space 481 sqm, Other space 8 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts expire between 31.12.2006 and 31.05.2023. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	86.503 €	116.664 €	1.826.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1826 Schloßgasse 20 7743 Jena	Office, bank and retail property with a residential element refurbished in 1995. 3 *storeys comprising two building sections — constructed around 1900, and in the early 1960s.* The attic floor of the old part is in a poor internal condition. About one quarter of the office space is vacant. The subject property has one elevator which can be accessed from all floors, which means that all floors can be let separately. An elevator for disabled persons connects the pavement with the bank. Technical systems are commensurate with the date of refurbishment and include a ventilation system. There are external parking facilities beside the subject property which are separated by an automatic barrier. The net lettable area of the property comprises: Office space 1,189 sqm, Bank Hall 126 sqm, Retail space 125 sqm, Storage space 188 sqm, Residential space 95 sqm. The property was inspected on February 02, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	116.193 €	129.153 €	1.828.000 €
Unit-ID: 1841 Frauentorstraße 3 99423 Weimar	Office and bank property with a residential element. 4 storey listed building constructed in 1904 and refurbished in 1992, with ground floor bank and retail space, office use on first and second floor and three residential units on the third floor. The building has natural stone cladding, pitched roof and is in good condition. It has one main stairway and one elevator. However, this elevator is only accessible via the bank hall. The building has a separate gas heating unit on each floor and no ventilation system. The property is provided with electricity, water and sewerage. Upon inspection it was established that the property is currently let to 5 tenants (incl. Deutsche Bank). The previously vacant area on the second floor has been let to an office for local culture (Kulturstiftung Weimar). The terms and the duration of this lease are not known. Considering this new lease agreement, the property currently has a vacancy of 1.1%. The net lettable area of the property comprises: Office space 565 sqm, Bank Hall 94 sqm, Retail space 99 sqm, Storage space 118 sqm, Residential space 311 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.07.2005 and 30.09.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	65.014 €	102.006 €	1.422.000 €
Unit-ID: 1846 Hansering 6 6108 Halle / Saale	Retail property with office and residential elements constructed in 2000 arranged over 4 storeys, mostly occupied by Peek & Cloppenburg a textile department store, paying € 12.30/m^2 per month. Accessible from the Leipziger Strasse, the most frequented retail pitch in Halle. The subject property is 95% occupied at present. Underground parking facilities which are part of the subject property and fully occupied. The net lettable area of the property comprises: Office space 378 sqm, Retail space 4,980, Storage space 1 sqm, Residential space 180 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to 31 tenants (including parking places) with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 15.06.2030. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	752.063 €	751.687 €	12.660.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1847 Hansering 8 6108 Halle / Saale	Retail, office and residential property built in 2000. 4 storey building constructed behind historical listed façade. 66% occupied. Ground floor retail store is currently vacant. The 1st and 2nd floor comprise office space and is fully occupied by consultants, attorneys and an insurance company. In addition to this the building is connected via a lockable door to the neighbouring buildings 6 and 7 as well as the underground parking facilities which are part of the property "Hansering 6" (fully occupied). In general the subject property is in an excellent condition. The net lettable area of the property comprises: Office space 167 sqm, Retail space 201 sqm; Storage space 11 sqm, Residential space 172 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	43.237 €	55.622 €	837.000 €
Unit-ID:4008 Müllerstraße 55 A 13349 Berlin-Wedding	Retail and residential property built in 1965 comprises a mixed use building which is almost fully let. The structure is brickwork with a plastered front, flat roof and single glazing windows with wooden frames. The retail accommodation on the ground floor is currently let to Video World. Two office units are situated on the first floor. The second to fifth floors are used for residential purposes (two flats per floor). Upon inspection the residential units were fitted out to a modest standard. The property also comprises 9 garages, 10 car ports and 2 external parking places. The property is provided with electricity, water and sewerage. The central heating is fired by oil. The property is not fitted with a ventilation system. The exterior and the interior of the building as well as technical installation are in very poor condition. The subject property is mainly let on short term lease contract basis. The net lettable area of the property comprises: Retail space 328 sqm, Residential space 436 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently let to 19 tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	77.947 €	95.104 €	1.599.000 €
Unit-ID: 418 Bahnhofstr. 5/7 59065 Hamm	Office and bank property constructed in 1949 and refurbished in 1986. It is a 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement. The property is currently let to 2 tenants. The vacancy rate is 34%. The main building structure is of reinforced concrete and brickwork. The main façade is cased with natural stone cladding. The roof is flat. There is one lift and one goods lift as well as one staircase providing access to the building. The property condition seems to be commensurate with its age. Apart from the areas let to Deutsche Bank the fit out of the offices are of a low to medium standard. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was especially built for Deutsche Bank. The property is fitted with a central heating system connected to the district steam network. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 764 sqm, Bank Hall 601 sqm, Storage space 517 sqm, Residential space 93 sqm. The property was inspected on January 13, 2005.	Partial Ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	128.010 €	139.177 €	1.885.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 513 Mainzer Str. 2 65428 Rüsselsheim	Office and bank property constructed in 1951 and refurbished in 1986. 4-storey building, *part of a combined property* (Marktplatz 1-2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the back of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 26%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2). The property condition seems to be commensurate with its age. Excepting the areas of Deutsche Bank the fit out standard of the offices is low. The ventilation and cooling system were purpose built for Deutsche Bank. The property is fitted with gas central heating. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 567 sqm, Bank Hall 238 sqm, Storage space 240 sqm. The property was inspected on December 14, 2004.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has fixed lease expiry date 31.05.2015. The other lease contract expires on 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	66.348 €	76.105 €	898.000 €
Unit-ID: 1110 Rohrbacher Str. 3 69115 Heidelberg	The subject property comprises a partially owned car park. 39 car parking spaces located on third basement are condominium owned. Upon inspection the property appeared in a moderate state of repair. The property was inspected on January 07, 2005.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2005 (subject to periodic automatic twelve *month extensions according to market standard lease clause*). The other lease contracts expire on 31.05.2005 and 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for operating expenses.	604 €	2.417 €	37.000 €
Unit-ID: 1302 Marktstr. 30 72458 Albstadt	Office and bank property, constructed in 1987, 4-storey building with internal and external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is fully let to two tenants. The vacancy rate is 31%. Upon inspection the property and its technical facilities appeared in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 2002). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. A subdivision per floor in two letting units is not possible due to the position of the toilet facilities on only one side of the building. The net lettable area of the property comprises: Office space 2,213 sqm, Bank Hall 523 sqm, Storage space 557 sqm. The property was inspected on January 21, 2005.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 31.08.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	175.320 €	197.334 €	2.520.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1407 Am Widey 58095 Hagen	The multi-storey car park was built in 1965 and comprises 15 parking spaces. The remaining car parking spaces are let to various tenants/owner occupiers of the surrounding residential buildings. Upon inspection the subject property was only accessible on a limited basis, although appeared in a good state of repair. The property was inspected on February 13, 2004.	Partial ownership. The property is currently fully vacant.	0 €	5.364 €	62.000 €
Unit-ID: 404 Betenstr. 11-15 44137 Dortmund	Office and bank property comprising two attached 4-storey buildings constructed in 1909: The facade of one of the buildings is listed as an historic monument. The internal areas of the building have been completely refurbished in 1987. The second building was constructed in 1997 and adjoins the original property. External parking facilities are provided on the site. The subject property is fully let to Deutsche Bank. The buildings can be subdivided on a floor by floor basis. The building structure is not suitable for retail use due to its difference in height from the street to the ground floor of approx. 2.50m. Upon inspection the property and its technical facilities appeared to be in good condition. The bank hall is fitted with an air conditioning system. The net lettable area of the property comprises: Office space 1,813 sqm, Bank Hall 735 sqm, Storage space 827 sqm. The property was inspected on December 13, 2004.	Mixed freehold and short HBR expiring 31.12.2030. Annual ground rent 10,179 €. The property is currently let to a single tenant. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	416.395 €	276.425 €	4.174.000 €
Unit-ID: 510 Kölnische Str. 13 34117 Kassel	Office and bank property, constructed in 1947 and refurbished in 1987, 5-storey building with parking facilities in the basement. The building structure is reinforced concrete with curtain wall with natural stone, metal and plastic cladding. The roof is flat and has been refurbished 4 years ago. The property is commensurate with its age. The bank hall can be directly accessed from Kölnische Strasse, the underground parking level is accessible via the inner courtyard. The property is currently let to 5 tenants, 37% of the total lettable area are vacant. The property is provided with electricity, water and sewerage. The areas leased by DB have been fitted with an air conditioning system and fire alarm systems. The central heating is fired by gas, warm water is provided by flow heaters. As it is the building can be subdivided into 6 letting units, assuming that the tenant on the ground floor uses the toilet facilities in the basement and that the areas will be refurbished. The net lettable area of the property comprises: Office space 3,136 sqm, Bank Hall 735 sqm, Storage space 722 sqm. The property was inspected on January 10, 2005.	Mixed freehold and short HBR expiring 06.03.2015. Annual ground rent 67,491 €. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	209.974 €	272.803 €	2.664.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 106 Schulstr. 8 48599 Gronau	Office and bank property arranged over two storeys and comprising a bank hall on the ground floor which is at present 100% occupied by Deutsche Bank. Due to it is age the property (built 1974) is in an average external condition. In general the property is in average overall condition and appears to have below average marketability due to its age as well as its fit-out. The upper floor is neither equipped with air-conditioning nor a fire alarm system and doesn't reflect the current office standards. The net lettable area of the property comprises: Office space 523 sqm, Bank Hall 454 sqm, Storage space 220 sqm. The property was inspected on January 17, 2005.	Long HBR expiring 31.05.2071. Annual ground rent 8,181 €. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	69.576 €	91.925 €	944.000 €
Unit-ID: 1209 Fischerstr .19/ Zwingerstr. 87435 Kempten	Office, bank and retail property, constructed in 1995, comprising two 4-storey buildings which are connected by an underground parking level. The building structure is brickwork with plastered walls and glass facade. The roof is in part pitched and partly flat. The DB, Sistex and Pohla are accessible from Fischerstrasse. The other retail areas as well as the underground parking spaces are accessible from Zwingerstrasse. The property is currently let to 13 tenants, whereby 3 tenants have let the only parking spaces. The vacancy rate of the property is 27%. The property is provided with electricity, water and sewerage, the central heating is fired by gas. As it is the property can be subdivided into 13 letting units, assuming the tenant of the areas currently leased by DB uses toilet facilities located in the basement. The net lettable area of the property comprises: Office space 2,079 sqm, Bank Hall 519 sqm, Retail space 493 sqm, Storage space 537 sqm. The property was inspected on January 18, 2005.	Long HBR expiring 31.12.2091. Annual ground rent 136,160 €. The property is currently let to 13 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	361.570 €	301.384 €	2.811.000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 902 Hauptstraße 177 51465 Bergisch-Gladbach	Office and bank property with a residential element, 4 storey brick clad building, partly with a pitched roof, partly with a flat roof. It comprises a service counter area on an elevated ground floor which is accessed via stairs, office space on the first floor, office space as well as one residential unit on the second floor and storage space on the third floor as well as in the basement. The property only has one stairway. The building was constructed in 1953. The service counter area has been recently refurbished. The building has gas central heating. The bank area is air conditioned. The building and its technical facilities appear to be in good condition. The property is currently let to two tenants (incl. Deutsche Bank). The office space on the first and second floor is completely vacant. The storage space on the third floor as well as in the basement is partly vacant. In total 25.39% of the net lettable space is currently vacant. According to the information provided to us the subject property is subject to a hereditary building right. The net lettable area of the property comprises: Office space 169 sqm, Bank Hall 329 sqm, Storage space 255 sqm, Residential space 90 sqm. The property was inspected on January 13, 2005.	Short HBR expiring 31.07.2027. Annual ground rent 13,032 €. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.09.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	55.415 €	65.698 €	575.000 €
Unit-ID: 1218 Juliuspromenade 66 97070 Würzburg	Office and bank property with retail element constructed in 1970 and generally in a good condition. The construction consists of reinforced concrete. The property is a four storey building plus attic floor with a pitched roof. All floors have access to two elevators from both sides of the property. The mixed use property incorporates office space, bank hall and two retail units on ground floor. Currently, less than 10% of the office space is vacant. However, Deutsche Bank plans to reduce its space. All floors can be let separately. It is further possible to split all floors into two parts. Due to its location it is possible to convert the bank hall to retail space. Technical systems are commensurate with its age and include a connection to the district heating network and an air conditioning system. An underground car parking garage with 14 places is located in the basement. The net lettable area of the property comprises: Office space 1,186 sqm, Bank Hall 517 sqm, Retail space 101 sqm, Storage space 281 sqm. The property was inspected on January 04, 2005.	Short HBR expiring 30.04.2043. Annual ground rent 23,775 €. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.05.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	246.834 €	271.300 €	3.441.000 €

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

25 per cent. Threshold — Ownership by Benefit Plan Investors, in the aggregate, of 25 per cent. or more of the value of any class of capital or equity interest in the Company (calculated by excluding the value of any capital or other equity interest held by any Controlling Person)

ABS — Asset backed securities

Administration Agreement — The administration agreement between the Company and HSBC dated 13 August 2003

Administrator — HSBC

Admission — The date upon which the New Shares are admitted to the Official List and are admitted to trading on the market for listed securities of the London Stock Exchange

Articles or Articles of Association — The articles of association of the Company in force from time to time

Benefit Plan Investor —

(i) an employee benefit plan (as defined by Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA;

(ii) a plan as described in Section 4975 of the Code, whether or not subject to Section 4975 of the Code;

(iii) an entity whose underlying assets include the assets of any plan described in clause (i) or (ii) by reason of the plan's investment in such entity (including but not limited to an insurance company general account); or

(iv) an entity that otherwise constitutes a benefit plan investor within the meaning of the Plan Asset Regulation

B Notes — The B Notes are as defined in Part II The Company and its Business — European Real Estate Related Loans

Board of Directors or Directors or Board — The board of directors of the Company

CDO — A collateralised debt obligation which is a debt obligation issued in multiple classes secured by an underlying portfolio of investments

CDO I Portfolio Management Agreement — The management and advisory agreement between Eurocastle CDO I plc and the Manager dated 8 June 2004

CDO II Portfolio Management Agreement — The management and advisory agreement between Eurocastle CDO II plc and the Manager dated 5 May 2005

CDO III Portfolio Management Agreement — The management and advisory agreement between Eurocastle CDO III plc and the Manager dated 28 April 2005

CMBS — Commercial mortgage backed securities, being interests in or obligations secured by a commercial mortgage loan or a pool of commercial mortgage loans

Code — The US Internal Revenue Code of 1986, as amended

Company — Eurocastle Investment Limited

Controlling Person — Any person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person

CREST UK	The facilities and procedures for the time being of the relevant system of which CRESTCo has been approved as Operator pursuant to the Uncertificated Securities Regulations 2001
CRESTCo	CRESTCo Limited, the operator of the CREST UK system
Current Real Estate Portfolio	Properties purchased on sale and leaseback from Deutsche Bank in December 2004
Directed Offer	The directed offer to certain persons as described in Part VI of these Listing Particulars
ERISA	US Employee Retirement Income Security Act of 1974, as amended
Euro or €	The currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957) as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992)
Eurocastle CDO I	The issue of notes by Eurocastle CDO I plc pursuant to a trust deed on 8 June 2004
Eurocastle CDO II	The issue of notes by Eurocastle CDO II plc pursuant to a trust deed on 5 May 2005
Eurocastle CDO III	The issue of notes by Eurocastle CDO III plc pursuant to a trust deed on 28 April 2005
Eurocastle Funding	Eurocastle Funding Limited
Exchange Act	US Securities Exchange Act of 1934, as amended
Fitch	Fitch Ratings Ltd.
Funding Management Agreement	The Management Agreement between the Company, the Manager and Eurocastle Funding dated 23 June 2004
Funds from Operations or FFO	Funds from operations which represent net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis)
Guernsey	Island of Guernsey
Internal Revenue Code	US Internal Revenue Code of 1986, as amended
Investment Company Act	US Investment Company Act of 1940, as amended
Joint Global Coordinators and Joint Bookrunners	Morgan Stanley Securities Limited and Deutsche Bank AG London
Listing Particulars	This document dated 15 June 2005
Listing Rules	The listing rules made by the UK Listing Authority under section 74 of the Financial Services and Markets Act 2000
London Stock Exchange, or Exchange	London Stock Exchange plc
Management Agreement	The amended and restated management and advisory agreement dated 23 June 2004 between the Company and the Manager
Manager or Fortress	Fortress Investment Group LLC
Memorandum	The memorandum of association of the Company in force from time to time
HSBC	HSBC Securities Services (Guernsey) Limited, the Administrator

Moody's	Moody's Investor Services
Newcastle	Newcastle Investment Corp.
New Shares	The Shares to be issued and offered pursuant to the Offer, including, where the context so requires, the Over-allotment Shares
Offer	The global offer of New Shares on the terms and subject to the conditions described in this document
Offer Price	The price at which each New Share is to be issued in connection with the Offer
Official List	Official List of the UK Listing Authority
Options	Options granted over Shares of the Company
Over-allotment Option	The over-allotment option set out in the Underwriting Agreement and described in Part VII of these Listing Particulars
Over-allotment Shares	The Shares that are the subject of the Over-allotment Option
PFIC	Passive foreign investment company
Plan	Eurocastle Non-Qualified Share Option Plan
Registrar	Anson Registrars Limited
Registrar Agreement	Registrar Agreement between the Company and Anson Registrars Limited dated 24 June 2004
RMBS	Residential mortgage backed securities, being interests in or obligations secured by a pool of residential mortgage loans
S&P	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies
Securities Act	US Securities Act of 1933, as amended
Shareholders	Holders of Shares
Shares	Shares of no par value in the capital of the Company
Special Purpose Vehicles or SPVs	Special purpose vehicles established by the Company to hold investments and/or issue debt securities in the form of CDOs
Sponsor	Morgan Stanley & Co. International Limited
Target Investments	Investments which meet the investment objectives and guidelines set out in these Listing Particulars
Trustee	ABN AMRO Bank N.V. London Branch
UK Listing Authority	The Financial Services Authority acting in its capacity as the competent listing authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
UK Transfer Agent Agreement	UK Transfer Agent Agreement between the Company, Anson Registrars Limited and Capita IRG plc dated 24 June 2004 The Underwriting and Sponsor's Agreement between the
Underwriters	Morgan Stanley Securities Limited, Deutsche Bank AG London and Swiss Finance & Property Corporation
Underwriting and Sponsor's Agreement	Company, the Sponsor, the Joint Global Coordinators and the Underwriters dated 15 June 2005

United States or US	United States of America, its territories and possessions, any State of the United States, and the District of Columbia
US Person	US Person within the meaning of Regulation S under the Securities Act
UK Transfer Agent	Capita IRG plc
VAT	United Kingdom value added tax

For the purposes of these Listing Particulars, all figures have been rounded either up or down.

DIRECTORS, MANAGER AND ADVISERS

DIRECTORS OF THE COMPANY
Wesley R. Edens
Keith Dorrian
Paolo Giorgio Bassi
whose address is the registered office of the Company

REGISTERED OFFICE OF THE COMPANY
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

MANAGER
Fortress Investment Group LLC
1251 Avenue of the Americas
16th Floor
New York, NY 10020

ADMINISTRATOR AND SECRETARY OF THE COMPANY
HSBC Securities Services (Guernsey) Limited
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

REGISTRAR
Anson Registrars Limited
Anson House
Havilland Street
St Peter Port
Guernsey GY1 2QE

UNITED KINGDOM TRANSFER AGENT
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

ENGLISH LEGAL ADVISERS TO COMPANY
Linklaters
One Silk Street
London EC2Y 8HQ

US LEGAL ADVISERS TO COMPANY
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

GUERNSEY LEGAL ADVISERS TO COMPANY
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

AUDITORS
Ernst & Young LLP
1 More London Place
London SE1 2AF

SPONSOR
Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

PRINCIPAL BANKERS
Bank of Bermuda
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS
Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

CO-MANAGER
Swiss Finance & Property Corporation
Untermüli 7
P.O. Box 4440
CH-6304 ZUG

ENGLISH AND US LEGAL ADVISERS TO SPONSOR AND JOINT GLOBAL COORDINATORS
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

EUROCASTLE INVESTMENT LIMITED

(Incorporated and Registered in Guernsey under the Companies (Guernsey) Law 1994 (as amended) with registered number 41058)

Directors:

Wesley R. Edens (Chairman)
Keith Dorrian
Paolo Bassi

Registered Office:

Arnold House
St. Julian's Avenue
St Peter Port
Guernsey GY1 3NF

13 May 2005

Dear Shareholder:

Proposed Change of Investment Guidelines

Eurocastle invests primarily in European real estate securities, other European asset backed securities and other European real estate related assets. Its investment objectives are to deliver stable dividends and attractive risk-adjusted returns for shareholders through prudent asset selection and the use of match-funded financing structures, which are intended to reduce interest rate, currency and refinancing risks. Eurocastle seeks to deliver returns by optimising the difference between the yield on investments and the cost of financing these investments. Under its current investment guidelines, it may not invest more than 20 per cent. of its gross assets directly in real estate. It is externally managed by Fortress Investment Group LLC.

In December 2004, the Company acquired a property portfolio from Deutsche Bank for approximately €300 million. The properties acquired comprise a total of approximately 300,000 square metres of leasable, predominantly office space located in 90 towns and cities throughout Germany. They are largely occupied by Deutsche Bank who will continue to occupy most of the space it currently occupies on a medium to long term basis.

Your Board believes that transactions such as the recent transaction with Deutsche Bank deliver significant value to the Company and its Shareholders and that the resulting direct investment in real estate complements the Company's portfolio of real estate securities, asset backed debt securities and real estate related loans and is consistent with Eurocastle's investment objective. However, the current limit on the proportion of Eurocastle's gross assets that can be directly invested in real estate restricts the Company's ability to enter into further transactions of this nature and the Directors are therefore proposing that the Company's investment guidelines should be amended to remove this limit.

In accordance with the Listing Rules, changing the Company's investment guidelines to remove the limit on direct investment in real estate requires Shareholders' approval. Notice of an Extraordinary General Meeting of the Company at which the required approval will be sought is set out on page 4 of this document.

Assuming the required Shareholders' approval is obtained, the Company will become a property investment company for the purposes of the Listing Rules as of the date on which the change in the Company's investment guidelines becomes effective. The principal consequence of this will be that it will have to comply with certain additional requirements that apply to such companies under the Listing Rules, albeit on a basis that reflects the Company's particular circumstances. These requirements, and the basis on which they will apply to Eurocastle, are summarised on pages 5-6 of this document.

One of the requirements for property investment companies is that, unless shareholders have approved otherwise, the company's borrowings must not exceed 65 per cent. of its gross assets. Under Eurocastle's current investment guidelines, its leverage may not exceed 95 per cent. of the value of its gross assets. The Directors consider that setting the maximum gearing at this level will continue to offer flexibility for the Company notwithstanding the proposed change in its investment guidelines and any subsequent, resulting change in the spread of investments within its portfolio. Accordingly, a separate resolution will be proposed at the Extraordinary General Meeting to approve the continued application of the Company's current borrowing limit notwithstanding the change in its investment guidelines.

Action to be Taken

All Shareholders are entitled to attend and vote at the Extraordinary General Meeting. Regardless of whether they intend to do so, it is important that all Shareholders complete and return the form of proxy which accompanies this document.

The form of proxy should be returned to the Company's Registrar, Anson Registrars Limited, PO Box 426, Anson House, Havilland Street, St Peter Port, Guernsey GY1 3WX, as soon as possible and in any event so as to arrive not later than 5:00PM BST on Tuesday 7 June 2005. Completion of the form of proxy will not prevent you from attending the Extraordinary General Meeting and voting in person should you so wish.

If you are in any doubt as to the action you should take you are recommended to consult your independent professional adviser immediately.

Financial Advice

Your Directors have received financial advice from Morgan Stanley in relation to the proposed change in the Company's investment guidelines and the continued application of a 95 per cent borrowing limit. In providing its advice to the Directors, Morgan Stanley has relied upon the Directors' commercial assessment of the terms of the proposed change in the Company's investment guidelines.

Recommendation

Your Directors consider the terms of the proposed change in the Company's investment guidelines and the continued application of a 95 per cent. borrowing limit to be in the best interests of the Shareholders as a whole.

Your Directors unanimously recommend all Shareholders to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own holdings.

Yours sincerely,

Wesley R. Edens
Chairman

Morgan Stanley has given, and has not withdrawn, its written consent to the inclusion of the references to its name in the form and the context in which they are included in this document.

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturday and public holidays excepted) up to and including 8 June 2005 at the offices of Linklaters, One Silk Street, London EC2Y 8HQ and at the Company's registered office at Arnold House, St Julian's Avenue, St Peter Port, Guernsey GY1 3NF and at the place of the meeting for at least 15 minutes prior to and during the meeting:

(a) the Memorandum and Articles of Association of the Company; and

(b) the written consent of Morgan Stanley referred to above.

EUROCASTLE INVESTMENT LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company be held at Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, GY1 3NF on Wednesday 8 June 2005, at 11:00AM BST for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. That the Company's investment guidelines be amended to delete the limit on the percentage of its gross assets that may be directly invested in real estate,

2. That, notwithstanding the amendment to the Company's investment guidelines pursuant to the Resolution numbered 1 above, the borrowings of the Company may be of an amount up to but not exceeding 95 per cent. of the value of the Company's gross assets from time to time.

Registered Office:
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

By Order of the Board of Directors
HSBC Securities Services (Guernsey) Limited
Secretary

13 May 2005

Notes:

(1) A form of proxy is enclosed. A member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

(2) To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must (failing previous registration with the Company) be left at the office of the Company's Registrars, Anson Registrars Limited, PO Box 426, Anson House, Havilland Street, St Peter Port, Guernsey GY1 3WX, as soon as possible and in any event not less than 48 hours before the time for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at the meeting or adjourned meeting) for the taking of the poll in respect of which it is to be used.

(3) The Company has specified that only those Shareholders registered in the register of members of the Company 48 hours before the time of the meeting shall be entitled to attend or vote at the aforesaid general meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Summary of
Additional Requirements applicable to Eurocastle as a Property Investment Company

1 The directors of the Company and any property manager must be able to demonstrate sufficient and satisfactory experience in property investment involving the management of a portfolio of similar type and size as is proposed for the Company. In addition, the Company must, so far as practicable, consult the UK Listing Authority in advance about any proposed changes to the board in order that the UK Listing Authority may consider whether, following the proposed change, the board will still have sufficient and satisfactory experience;

2 The board of directors of the company must be independent of any property manager or property adviser of the Company;

3 No one property (including all adjacent or contiguous properties) may, at the time of acquisition, represent more than 15 per cent. of the gross assets of the Company (consolidated where applicable);

4 Income receivable from any one tenant, or tenants within the same group in any one financial year, must not exceed 20 per cent. of the total income of the Company in that financial year;

5 At least 90 per cent. by value of properties held must be in the form of freehold or long leasehold (over 60 years remaining at the time of initial listing or, if later, at the time of acquisition) properties or the equivalent;

6 The proportion of the Company's property portfolio which is unoccupied or not producing income or which is in course of substantial development, redevelopment or refurbishment must not exceed 25 per cent. of the value of the gross assets of the company;

7 The Company must not retain more than 15 per cent. of its net profits (before gains and losses on the disposal of properties and other investments);

8 A valuation of the Company's property portfolio must be included in any listing particulars issued by the Company and in the Company's annual accounts;

9 Acquisitions and disposals of properties which are or will be classified as fixed assets in the Company's accounts (and in certain circumstances, classified as current assets) will be subject to the rules that apply to property companies in respect of such transactions. These rules set out four classifications of transaction by reference to their size as determined by reference to the following ratios:

(a) the consideration payable in respect of the acquisition or disposal divided by the gross assets of the Company;

(b) the net annual rental income attributable to the property (or, where the transaction is structured as the acquisition or sale of a company that owns the relevant property, the total annual income of the target company) divided by the total annual income of the Company;

(c) the turnover attributable to the assets which are subject to the transaction divided by the turnover of the Company;

(d) if any of the consideration payable in respect of an acquisition is shares, the number of consideration shares to be issued compared with the number of shares already in issue; and

(e) the gross capital of the target divided by the gross capital of the Company.

The four resulting classifications of transaction are as follows:

Class 3 – where all ratios are less than 5%;

Class 2 – where any ratio is 5% or more but all are less than 25%;

Class 1 – where any ratio is 25% or more, and

Reverse Takeover – where any ratio is 100% or more.

If the transaction is a Class 1 transaction, a circular complying with specific content requirements will have to be prepared and sent to shareholders in order to obtain their prior consent to the transaction at a specifically convened shareholder meeting.

If the transaction is a reverse takeover then, in addition to satisfying the requirement for a Class 1 transaction, the listing of the Company's shares will be suspended and, if they are to be listed following completion of the transaction, the Company must prepare listing particulars relating to the group as enlarged by the acquisition as if it were a new applicant.

The requirements for Class 2 and 3 transactions are less onerous and simply relate to the nature and content of the announcement of a relevant transaction.

Eurocastle Investment Limited

Supplementary Listing Particulars

JOINT GLOBAL COORDINATORS

MORGAN STANLEY | DEUTSCHE BANK

CO-MANAGER

SWISS FINANCE & PROPERTY CORPORATION

This document comprises supplementary listing particulars (the "Supplementary Listing Particulars") relating to the Company prepared in accordance with the listing rules of the UK Listing Authority made pursuant to Section 74(4) of the Financial Services and Markets Act 2000 and has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

Consent has been obtained under the Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, for the circulation of this document insofar as it relates to the issue of the Shares and to the raising of money by the issue of such Shares. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council accept any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

The Directors of the Company, whose names appear on page 46 of the Listing Particulars dated 15 June 2005 (the "Listing Particulars"), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in these Supplementary Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information. Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and Deutsche Bank AG London are acting for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited or Deutsche Bank AG London nor for giving advice in relation to the Offer or any other matter referred to herein.

Investment in the Company involves significant risks and special considerations. The attention of prospective investors is drawn to the risk factors in Part I of the Listing Particulars.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994 (as amended) with registered number 41058)

Supplementary Listing Particulars
Offer of 5,218,300 Ordinary Shares
Offer Price of €17.25 per Share

Sponsored by

Morgan Stanley & Co. International Limited

Ordinary Share Capital immediately following Admission

Authorised	Ordinary Shares	Issued[1]
Unlimited	Of no par value	23,687,970

[1] Before any exercise of the Over-allotment Option

Eurocastle Investment Limited is offering 5,218,300 New Shares under the Offer. In addition, Morgan Stanley Securities Limited, or its agent, may acquire, or procure acquirers for, a number of Over-allotment Shares equal to up to 10 per cent. of the aggregate number of New Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allocations and short positions resulting from stabilisation transactions.

The New Shares to be made available pursuant to the Offer will, on Admission, rank *pari passu* in all respects with the existing Shares, including for all dividends and other distributions declared on the Shares after Admission.

Application has been made to the UK Listing Authority for all of the New Shares in the Company to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for all of the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such Admission will become effective and that dealings in the New Shares will commence on 29 June 2005.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States, Australia, Canada or Japan or to United States, Australian, Canadian or Japanese persons. The offer and sale of the New Shares has not been and will not be registered under the Securities Act or any other applicable law of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the New Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of the United States, Australia, Canada or Japan. The Joint Global Coordinators may arrange for the offer and sale of New Shares in the United States only to persons (a) reasonably believed to be "accredited investors" within the meaning of the Securities Act or "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and (b) who are "qualified purchasers" or "knowledgeable employees" within the meaning of the Investment Company Act. The New Shares offered and sold outside the United States are being offered to persons who are not US Persons in reliance on Regulation S under the Securities Act. The Company will not be registered under the Investment Company Act, and investors will not be entitled to the benefits of such Act.

Prospective investors are hereby notified that sellers of the New Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act. The New Shares are not transferable except in compliance with the restrictions described under "Transfer Restrictions." In addition, prospective investors should take note that the Shares may not be acquired by investors using assets of any retirement plan or pension plan that is subject to Title I of ERISA or Section 4975 of the Code. Prospective investors are also notified that the Directors believe that the Company will be classified as a passive foreign investment company for US federal income tax purposes.

JOINT GLOBAL COORDINATORS

MORGAN STANLEY **DEUTSCHE BANK**

CO-MANAGER

SWISS FINANCE & PROPERTY CORPORATION

IMPORTANT INFORMATION

No broker, dealer or any other person is authorised by the Company and/or the Underwriters to issue any advertisement or to give any information or to make any representations in connection with the offering or sale of the New Shares other than as contained in the Listing Particulars, as supplemented by these Supplementary Listing Particulars, and, if given or made, such advertisement, information or representations must not be relied upon as having been authorised by the Company and/or the Underwriters. Neither the delivery of these Supplementary Listing Particulars nor the allotment or issue of New Shares shall under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof.

An investment in the Company should be regarded as a long-term investment. There can be no assurance that the Company's investment objectives will be achieved.

The Company is subject to the risks associated with high levels of debt financing, including the risk that available funds will be insufficient to meet payments of interest or capital due to its, or its subsidiaries, lenders. This risk could adversely affect the Company's ability to provide returns to the holders of Shares and the value of such Shares could be adversely affected. Accordingly, investment in the Company will involve certain risks and special considerations. The investments of the Company are subject to the normal market fluctuations and risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from Shares can go down as well as up and investors may not realise the value of their initial investment. Investors must be able and willing to withstand the loss of their entire investment.

These Supplementary Listing Particulars include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of the Company concerning, amongst other things, the investment objectives and investment policy, financing strategies, investment performance, results of operations, financial condition, liquidity, prospects, and dividend policy of the Company and the markets in which it, and Special Purpose Vehicles formed by the Company, invest and issue securities. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual investment performance, results of operations, financial condition, liquidity, dividend policy and the development of its financing strategies may differ materially from the impression created by the forward-looking statements contained in this document. In addition, even if the investment performance, results of operations, financial condition, liquidity and dividend policy of the Company, and the development of its financing strategies, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- the factors set forth under Part I of the Listing Particulars;
- changes in economic conditions generally and the real estate and debt markets specifically;
- changes in the Company's business strategy;
- changes in interest rates and/or credit spreads, as well as the success of the Company's hedging strategy in relation to such changes;
- impairments in the value of the collateral underlying the Company's investments in asset backed securities;
- impairments in the value of the Company's real estate investments;
- legislative/regulatory changes;
- changes in taxation regimes;
- the Company's continued ability to invest the cash on its balance sheet and the proceeds of this Offer in suitable investments on a timely basis;
- the availability and cost of capital for future investments; and
- competition within the finance and real estate industries.

Subject to its legal and regulatory obligations (including under the Listing Rules), the Company expressly disclaims any obligations to update or revise any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

These Supplementary Listing Particulars and the Listing Particulars should be read in their entirety before making any investment in New Shares under the Offer. All Shareholders are entitled to the benefit of, are bound by, and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company which investors should review.

Prospective investors must not treat the contents of the Listing Particulars, as supplemented by these Supplementary Listing Particulars, as advice relating to legal, taxation, investment or any other matters. Prospective investors must inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of New Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of New Shares which they might encounter; and (c) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of New Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

In connection with the Offer, Morgan Stanley Securities Limited or its affiliates may over-allot or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in the over-the-counter markets or otherwise. There is no obligation on Morgan Stanley Securities Limited or any of its affiliates to undertake stabilisation transactions. Such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Except as required by law, Morgan Stanley Securities Limited does not intend to disclose the extent of any stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Morgan Stanley Securities Limited, on behalf of the Underwriters, an Over-allotment Option pursuant to which Morgan Stanley Securities Limited may require the Company to issue additional Shares of up to 10 per cent. of the aggregate number of New Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time during the period commencing with the date of this document and ending 30 days after Admission.

Investors should note that Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates have acted, and in some cases, continue to act, in various capacities in relation to the issuers of certain securities in which the Company invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to affiliates of the issuer of the relevant securities. Each role confers specific rights to and obligations on Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates. In carrying out these rights and obligations the interests of Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates may not be aligned with the interests of a potential investor in the Company's shares. Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Company invests or their affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Company.

Neither the New Shares nor the Company have been approved or disapproved by any governmental or regulatory authority of any country or jurisdiction, nor has any such governmental or regulatory authority passed upon or endorsed the merits of the Company or an investment in its Shares. The consent of the Policy Council of the States of Guernsey under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 has been obtained for this issue. It must be specifically understood that, in giving consent, neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard to it.

THE NEW SHARES OFFERED BY THE LISTING PARTICULARS AS SUPPLEMENTED BY THESE SUPPLEMENTARY LISTING PARTICULARS HAVE NOT BEEN APPROVED OR RECOMMENDED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY US STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY NOR HAVE SUCH AUTHORITIES CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THE INFORMATION CONTAINED THE LISTING PARTICULARS AS SUPPLEMENTED BY THESE SUPPLEMENTARY LISTING PARTICULARS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The distribution of the Listing Particulars, as supplemented by these Supplementary Listing Particulars and the offer, sale and/or issue of the New Shares in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by the Company, Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited and Deutsche Bank AG London and the Underwriters to inform themselves about, and to observe, any such restrictions.

The Listing Particulars, as supplemented by these Supplementary Listing Particulars do not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any New Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation. The distribution of the Listing Particulars, as supplemented by these Supplementary Listing Particulars and the offering of the New Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this document comes are required by the Company and Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London and Swiss Finance & Property Corporation to inform themselves about and to observe any restrictions as to the offer or sale of New Shares and the distribution of this document under the laws and regulations of any territory in connection with any applications for Shares in the Company, including obtaining any requisite governmental or other consent and observing any other formality prescribed in such territory. No action has been taken or will be taken in any jurisdiction by the Company, Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Deutsche Bank AG London, Swiss Finance & Property Corporation, the Manager or the Administrator that would permit a public offering of the New Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distributions of this document other than in any jurisdiction where action for that purpose is required.

The Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000, and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the New Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this document and the offer, sale and/or issue of the New Shares has not been and will not be registered under the Securities Act, any state securities laws in the United States or, except as set out in these Supplementary Listing Particulars, the securities laws of any other jurisdiction, and the New Shares may not be reoffered, resold, pledged or otherwise transferred except as permitted by the Company's Articles of Association and as provided in the Listing Particulars and these Supplementary Listing Particulars. Subscribers shall be required to represent, acknowledge and agree that they will not reoffer, resell, pledge or otherwise transfer the New Shares except (x) in compliance with the Securities Act and other applicable laws and except to a transferee who is (i) (a) an "accredited investor" within the meaning of the Securities Act or (b) a "qualified institutional buyer" (as defined in rule 144A of the Securities Act) and in each case also a "qualified purchaser" or "knowledgeable employee" within the meaning of the Investment Company Act or (ii) not a US person as such term is defined under Regulation S under the Securities Act purchasing for its own account, or for the account of a buyer that meets such criteria, in an offshore transaction pursuant to Regulation S and (y) (1) upon delivery of all certifications, opinions and other documents that the Company may require and (2) in accordance with any applicable securities law of any state of the United States and any other jurisdiction.

Further, no purchase, sale or transfer of this security may be made unless such purchase, sale or transfer will not result in the assets of the Company constituting "plan assets" within the meaning of the US Employee Retirement Income Security Act of 1974, as amended ("ERISA") that are subject to Title I of ERISA or

Section 4975 of the US Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, investors using assets of retirement plans or benefit plans that are subject to ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire the New Shares, and each investor will be required to represent or will, by its acquisition of a New Share be deemed to have represented, that it is not a "benefit plan investor" within the meaning of ERISA that is using assets of a plan that is subject to ERISA or Section 4975 of the Code. Any purported purchase or transfer of a New Share that would cause the Company's assets to be deemed to be "plan assets" under ERISA that are subject to Title I of ERISA or Section 4975 of the Code, or otherwise does not comply with the foregoing, is subject to restrictions as provided in the Company's Articles of Association and the Listing Particulars.

The New Shares are not transferable except in accordance with the restrictions described herein. Each transferor of the New Shares agrees to provide notice of the transfer restrictions set forth herein to the transferee.

THE MANAGER IS EXEMPT FROM REGISTRATION WITH THE COMMODITY FUTURES TRADING COMMISSION AS A COMMODITY POOL OPERATOR BECAUSE PARTICIPATION IN THIS POOL IS LIMITED, IN THE CASE OF US PERSONS, TO CERTAIN INDIVIDUALS WHO ARE WITHIN A SUBCLASS OF QUALIFIED ELIGIBLE PERSONS ("QEPs") AND TO ENTITIES THAT ARE EITHER QEPs OR ACCREDITED INVESTORS, RECOGNISED UNDER THE FEDERAL SECURITIES AND COMMODITIES LAWS. THEREFORE, THE MANAGER IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO PARTICIPANTS IN THIS POOL.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANYWAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available information

For so long as any of the New Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of a New Share, or to any prospective purchaser of a New Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Service of process and enforcement of civil liabilities

The Company is incorporated under Guernsey law. Service of process upon Directors and officers of the Company, the majority of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since most directly owned assets of the Company are outside the United States, any judgment obtained in the United States against it may not be collectible within the United States. There is doubt as to the enforceability in England and Guernsey, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon US federal securities laws.

References to defined terms and incorporation of terms

Words and expressions defined in the Listing Particulars have the same meaning when used in this document, unless the context requires otherwise.

Other jurisdictions

Japan

Offering of the New Shares will fall under the private placement defined in Article 2, paragraph 3, sub-paragraph 2-b of the Securities and Exchange Law and accordingly no registration in accordance with Article 4, paragraph 1 of the Securities and Exchange Law has been made therefor.

Germany

The New Shares are neither registered for public distribution with the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht — "BaFin"*) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been filed with the BaFin. Consequently, the New Shares may not be offered to the public or transferred to third parties.

The Netherlands

The New Shares offered hereby may not be offered or sold as part of their initial distribution or at any time thereafter other than to individuals or legal entities who or which trade or invest in investments in the conduct of their profession or trade within the meaning of the regulation dated 9 October 1990 implementing section 14 of the Act on the Supervision of Collective Investment Schemes (*Regeling van 9 Oktober 1990 tot nitroering van trtikel 14 van de Wet toezicht beleggingsinstellingen*), as amended from time to time, such as banks, brokers, dealers, insurance companies, pension funds or other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in investments, including treasuries of large institutions.

Switzerland

The Company has not been registered with the Swiss Federal Banking Commission as a foreign investment fund pursuant to Article 45 of the Swiss Mutual Fund Act of 18 March 1994. Accordingly, the New Shares may not be offered or distributed on a professional basis in or from Switzerland, and neither the Listing Particulars, these Supplementary Listing Particulars nor any other offering materials relating to the New Shares may be distributed in connection with any such offering or distribution. New Shares may only be offered and the Listing Particulars and these Supplementary Listing Particulars may only be distributed in or from Switzerland to institutional investors or without any public offering.

Ireland

New Shares may not be offered or sold by any person: (a) otherwise than in a manner that does not constitute an offer for sale to the public within the meaning of Section 9 of the Unit Trust Act, 1990 or Section 362 of the Companies Act, 1963; or (b) in any way which would require the publication of a prospectus under and in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992; or (c) in any country or jurisdiction including Ireland except in all circumstances that will result in compliance with all applicable laws and regulations in such country or jurisdiction.

Italy

The offering of the New Shares has not been authorised by the relevant Italian authorities pursuant to Article 42 and Article 94 and seq. of Legislative Decree no. 58, dated 24 February 1998, as amended, and, accordingly, no New Shares may be offered, sold, delivered or marketed to investors of any kind in the Republic of Italy, nor may copies of the Listing Particulars, these Supplementary Listing Particulars or of any document relating to the New Shares be distributed in the Republic of Italy.

Spain

The offer of the New Shares has not been registered with the National Commission for the Stock Market (*Comisión Nacional del Mercado de Valores* — the "CNMV"). Accordingly, the New Shares have not been and will not be offered or sold in the Kingdom of Spain. No document or offer material has been or will be distributed in Spain or targeted at Spanish resident investors save in compliance and in accordance with the requirements set out in Law 35/2003, Law 24/1998, as amended and the rules governing public offers.

EXPECTED TIMETABLE

Admission and commencement of unconditional dealings in the New Shares	8 a.m. on 29 June 2005
CREST UK accounts credited in respect of New Shares in uncertificated form	29 June 2005
Share certificates in respect of New Shares issued in certificated form expected to be dispatched (or as soon as practicable thereafter)	29 June 2005

Each of the times and dates in the above timetable is subject to change. References to times are to London time unless otherwise stated. Temporary documents of title will not be issued.

OFFER STATISTICS

Offer Price	17.25
Size of Offer(1)	€90,015,675
Number of Shares in the Offer(1)	5,218,300
Number of Shares subject to the Over-allotment Option	521,700
Number of Shares in issue immediately following the Offer(1)	23,687,970
Estimated net proceeds of the Offer receivable by the Company(1)(2)	€86,215,675

Notes:

(1) Before any exercise of the Over-allotment Option.

(2) The net proceeds are stated after deduction of the underwriting commissions and other expenses payable by the Company in respect of the Offer, expected to be approximately €3,800,000.

PART I

SUPPLEMENTARY INFORMATION

This document is supplemental to and must be read in conjunction with the Listing Particulars, copies of which are available at the address set out in paragraph 6 of this document. This document updates and adds certain information set out in the Listing Particulars to reflect the determination of the Offer Price and the number of New Shares being offered.

Save as disclosed in these Supplementary Listing Particulars, there has been no significant change and no significant new matter has arisen since publication of the Listing Particulars.

1 The Offer

The Company is offering 5,218,300 New Shares for subscription pursuant to the Offer at an Offer Price of €17.25 per Share. The Offer has been fully underwritten by the Underwriters. The Offer Price and the number of New Shares has been determined by reference to the closing price of the Shares on 23 June 2005 and the demand for New Shares in a bookbuilding process.

Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing and trading will become effective and that unconditional dealings in New Shares will commence on 29 June 2005.

Over-allotment Option, Manager's Option and Directed Offer

Based on the number of New Shares being issued pursuant to the Offer, 521,830 New Shares will be reserved for subscription by Designated Persons as described in Part VI of the Listing Particulars, being ten per cent. of the New Shares issued pursuant to the Offer. A further 521,700 New Shares (representing approximately ten per cent. of the New Shares available in the Offer before exercise of the Over-allotment Option) may be issued pursuant to the Over-allotment Option.

In addition, the Company has granted to the Manager Options representing the right to acquire ten per cent. of the number of New Shares offered and sold in the Offer (subject to adjustment if the Over-allotment Option is exercised). Following Admission, the Manager and its employees will own directly or indirectly approximately 1.2 million Shares of the Company. Taking into account the exercise of all Options (excluding the Over-allotment Option) following Admission, the Manager and its employees will have a total beneficial ownership in the Company of approximately 15 per cent.

Costs and Expenses of the Offer

The costs and expenses of the Offer will be borne by the Company. The costs are now expected to be approximately €3.8 million.

2 Pricing Memorandum

On 24 June 2005, each of the Company and the Underwriters executed the Pricing Memorandum referred to in the description of the Underwriting Agreement contained in paragraph 7.10 of Part VII of the Listing Particulars. Upon execution of the Pricing Memorandum by the Company and the Underwriters, subject to certain conditions (as further described in the Listing Particulars), the Underwriters have severally agreed to procure subscribers or purchasers for, or failing which, themselves to subscribe for or purchase, at the Offer Price, 5,218,300 New Shares.

3 Share Capital

On Admission of the New Shares, before any exercise of the Over-allotment Option and assuming that the Manager's Option is not exercised the issued share capital of the Company and outstanding options over shares will be as follows:

	Number	Issue/Strike Price €
Shares	11,857,670	10.00*
	6,600,000	12.00
	6,000	N/A**
	6,000	N/A**
	5,218,300	17.25
	23,687,970	
Options over shares	1,185,767	10.00
	660,000	12.00
	521,700	17.25
	521,830	17.25
	2,889,297	

Note:

(*) This represents the effective issue/strike price following share consolidation on 18 June 2004.

(**) Shares allotted to Paolo Bassi and Keith Dorrian.

4 Directors' Interests

The interests of Directors in the Shares of the Company as at the date of this document and as they are expected to be immediately following the Offer are as follows:

Name	As at the date of this document	Immediately following the Offer
Keith Dorrian	2,000	2,000
Paolo Bassi	26,000	31,797
Wesley R. Edens(1)	1,050,000	1,050,000

Note:

(1) Wesley R Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the registered holder of 1,000,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares.

5 Interests in the Company

Save as disclosed below, the Directors are not aware of any person who, as at 5 p.m. on 23 June 2005 (being the latest practicable date prior to the date of this document), directly or indirectly is interested in 3 per cent. or more of the share capital of the Company.

Name	No. of Shares	Percentage of Issued Share Capital Pre-Offer	Percentage of Issued Share Capital Post-Offer(1)
Bear Stearns Securities Corp Propcler ACCT	1,255,873	6.80	5.30
DB Special Opportunities Offshore LLC1	1,500,000	8.12	6.33
Drawbridge Special Opportunities Fund LP(2)	900,000	4.87	3.80
Drawbridge Special Opportunities Fund Ltd(2)	600,000	3.25	2.53
First National Bank	1,000,000	5.41	4.22
Hanover Nominees Limited BKA02 ACCT	700,000	3.79	2.96
Morstan Nominees Limited	2,072,050	11.22	8.75
Morstan Nominees Limited SEG ACCT	845,716	4.58	3.57
Morstan Nominees Limited Firm ACCT	1,497,538	8.11	6.32
Private Equity Holding Eurocastle LLC	1,500,000	8.12	6.33
Sun America Life Insurance Company	1,000,000	5.41	4.22

Note:

(1) Assuming (i) no exercise of the Over-allotment Option and (ii) such shareholders do not subscribe for additional shares in the Offer.

(2) Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd are funds managed by the Manager.

6 Documents available for Inspection

Copies of the following documents are available for inspection at the registered office of the Company, at the offices of the Manager, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours (Saturdays, Sundays and public holidays excepted) from the date of publication of this document for either a period of 14 days or until Admission, whatever is the longer period:

(i) these Supplementary Listing Particulars;

(ii) the Memorandum and Articles of Association of the Company;

(iii) the audited consolidated accounts of the Company for the period ended 31 December 2003 and 31 December 2004 which have been audited by Ernst & Young LLP, as auditor of the Company;

(iv) the unaudited results of the Company for the three month period ended 31 March 2005;

(v) the material contracts referred to in paragraph 7 of Part VII of the Listing Particulars;

(vi) the Pricing Memorandum;

(vii) the Listing Particulars; and

(viii) the valuation report relating to the Current Real Estate Portfolio.

EUROCASTLE INVESTMENT LIMITED

FINANCIAL REPORT FOR THE HALF YEAR ENDED 30 JUNE 2005

First Half 2005 Highlights

- Share offer completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 6.1% from €0.33 per share in Q1 to €0.35 per share in Q2
- Completed two further non-recourse term financings for target real estate debt portfolios of £200 million and €400 million
- Net profit after taxation of €13.2 million for the half year, or €0.69 per diluted share
- FFO return on average invested capital was 12.8%

Second Quarter 2005 Highlights

- Total assets amounted to €1,682.4 million at the quarter end
- Equity book value total of €291.9 million, or €12.06 per share
- Net profit after taxation of €6.8 million for the quarter, or €0.35 per diluted share.
- Second quarter dividend of €0.35 per share, paid on 15 July 2005
- FFO return on average invested capital during the quarter was 12.6%

Selected Financial Data (amounts in €'000, except share data and supplemental data) Operating Data	Three Months Ended 30 June 2005	Half Year Ended 30 June 2005	Half Year Ended 30 June 2004
Net profit after taxation	6,760	13,215	3,786
Earnings per diluted share	0.35	0.69	0.32
Funds from operations ("FFO")	6,247	12,702	3,786
FFO per diluted share	0.32	0.66	0.32
Weighted average number of shares outstanding, diluted	19,332,958	19,253,965	11,955,615

Balance Sheet Data	As of 30 June 2005	As of 31 December 2004
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,213,385	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	47,239	21,938
Investment properties	319,451	318,514
Cash and cash equivalents	87,650	10,293
Total assets	1,682,412	1,627,619
Debt obligations	1,337,339	1,154,310
Shareholders' equity	291,864	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation	Three Months Ended 30 June 2005	Half Year Ended 30 June 2005	Half Year Ended 30 June 2004
Net profit after taxation	6,760	13,215	3,786
Increase in fair value of investment properties	(513)	(513)	-
Funds from operations (FFO)	6,247	12,702	3,786

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net profit after taxation (computed in accordance with IFRS), excluding changes in fair value of investment properties. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data*

	As of 30 June 2005	As of 31 December 2004
Total debt investments	1,124,806	1,023,218
Weighted average asset yield	4.09%	4.18%
Weighted average liability cost	2.65%	2.73%
Weighted average net spread	1.44%	1.45%
Weighted average credit rating	BBB+	BBB+
Weighted average asset credit spread (above Euribor)	1.90%	1.99%
Percentage investment grade of securities portfolio	89%	93%
Number of securities and loans	92	87

* excludes short-term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poor's and P-1 by Moody's

Supplemental Total Credit Leased Real Estate Data

	As of 30 June 2005	As of 31 December 2004
Investment properties at fair value	319,451	318,514
Weighted average asset yield	7.13%	7.10%
Weighted average liability cost	4.56%	4.56%
Weighted average net yield	2.57%	2.54%

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CHAIRMAN'S STATEMENT

Overview

Eurocastle Investment Limited (LSE: ECT) reported net profit after taxation for the quarter ended 30 June 2005 of €6.8 million, or €0.35 per diluted share, as compared to €1.6 million, or €0.13 per diluted share, for the second quarter of 2004. The Company also reported net profit after taxation for the half year ended 30 June 2005 of €13.2 million, or €0.69 per diluted share, as compared to €3.8 million, or €0.32 per diluted share, for the first half of 2004. Funds from operations (or FFO), which exclude a €0.5 million increase in the fair value of the Company's credit-leased real estate classified as investment properties in the balance sheet, amounted to €12.7 million and €6.2 million, respectively, for the half year and quarter ended 30 June 2005. Eurocastle generated an FFO return on average invested common equity of 12.6% for the quarter, and 12.8% for the half year, ended 30 June 2005. As of 30 June 2005, the Company's shareholders' equity was €291.9 million or €12.06 per outstanding share, as compared to €196.4 million, or €10.64 per outstanding share, as of 30 June 2004.

Eurocastle's core business strategy is to invest in and manage a diverse portfolio consisting primarily of European real estate related debt and real estate assets. The Company's objective is to deliver stable and growing dividends and attractive risk-adjusted returns to shareholders by optimizing the difference between the yield on investments and the cost of financing these investments. Since Eurocastle's IPO in June 2004, the Company's annualized dividends to shareholders have increased by approximately 17% from €1.20 to €1.40 per share.

Although we are starting to see some widening of credit spreads, they continue to be at historically tight levels. In spite of this, we have continued to accretively invest capital in real estate debt and credit-leased real estate and are pleased with the performance of our overall investment portfolio. As asset spreads have tightened, our debt costs have declined correspondingly; the weighted average net spread (or the yield on our assets minus the cost of our debt) on the real estate debt portfolio was 1.44% at 30 June 2005, compared to 1.45% at the end of December 2004. The European real estate debt markets continue to be active and growing. In the first half of 2005, new issuances of real estate related debt totaled €100 billion, up 27% from the comparable period in 2004. We expect this record growth to continue to provide Eurocastle with significant accretive investment opportunities in real estate related debt.

Given our investment pace since the half year end and our current investment pipeline, substantially all of the equity capital that we raised in June 2005 is invested or committed to investments.

Second Quarter 2005 Dividend

We aim to pay out substantially all of Eurocastle's earnings in the form of quarterly dividends to shareholders. On 14 June 2005, the Board of Directors of Eurocastle declared a dividend of €0.35 per share for the quarter ended 30 June 2005, an increase of €0.02 per share from the prior quarter. The record date for this increased dividend was 24 June 2005 and the payment date was 15 July 2005.

Investment Activity

Real Estate Debt Portfolio

In the half year ended 30 June 2005, Eurocastle purchased approximately €205 million of real estate related securities and €24 million of real estate related loans, with approximately €159 million in face amount of real estate securities, other asset backed securities and real estate loans having been purchased during the quarter ended 30 June 2005. The securities purchased during the quarter had an average credit rating of BBB and an average credit spread above Euribor of 1.22%. Purchases of CMBS in the second quarter amounted to €108.4 million, with an average spread of 1.40% and average rating of BBB. RMBS purchases in the second quarter amounted to €20.6 million, with an average spread of 0.85% and average rating of BBB. Other ABS purchases in the second quarter amounted to €29.9 million, with an average spread of 0.86% and average rating of A.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate and other asset backed securities and real estate related loans during the second quarter was €64.8 million, raising the amount of these investments from €1,052.1 million at the last quarter end to €1,116.9 million. We have also seen significant opportunities to invest in the B-Note and mezzanine loan markets and have developed a robust pipeline of these investments for the third quarter of 2005.

Credit-Leased Real Estate Portfolio

In the credit-leased real estate markets, we are continuing to build on our successful December 2004 acquisition of 96 German properties from Deutsche Bank AG by developing a strong investment pipeline of European credit-leased real estate. During the quarter, we entered into negotiations to purchase up to €350 million of credit-leased real estate. On 25 July 2005, Eurocastle invested approximately €184 million in assets backed by a portfolio of commercial properties under long-term leases with the Italian government. Consistent with our policy of match funding, this investment has been term financed on a fixed rate basis.

Capital Markets

During the quarter, Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million) and closed two secured term financings to match fund our real estate debt investments. Moreover, after the quarter, we established a revolving credit facility to finance additional investments.

The term financing of the Company's first sterling-denominated portfolio of real estate debt investments, Eurocastle CDO II, was completed on 5 May 2005. Approximately £158 million, or 79%, of the £200 million issue was rated AAA by S&P and Fitch respectively. The CDO has a weighted average life of approximately ten years.

The term financing of the Company's second euro-denominated portfolio of real estate investments, Eurocastle CDO III, was completed on 28 April 2005. Approximately €324 million, or approximately 81%, of the €400 million issue was rated AAA by S&P and Fitch respectively. The CDO also has a weighted average life of approximately ten years.

On 14 July 2005, we established a €400 million three year extendable revolving credit facility. We intend to use this facility to acquire additional real estate debt and to refinance a significant part of the portfolio previously financed under short-term repurchase agreements. Since 30 June 2005, our short-term financings have been reduced by €120.6 million by using this facility.

Investment Portfolio

Real Estate Debt Portfolio

As of 30 June 2005, Eurocastle's total real estate debt portfolio of approximately €1.3 billion, which represents approximately 75% of the Company's total assets, included €571.2 million of CMBS, €103.6 million of short-term investments, €506.4 million of other asset backed securities, €47.2 million of loans and €32.2 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 92 securities and loans and an average life of approximately 3.6 years; approximately 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 50% in the UK, 16% in Italy, 12% in Germany, 11% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 89% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.90% as of 30 June 2005.

Our real estate debt portfolio has continued to perform well. As of 30 June 2005, none of our securities or loans have defaulted, and there have been no principal losses to date. We continue to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Credit-Leased Real Estate Portfolio

As of 30 June 2005, Eurocastle owned an approximately €319 million portfolio of credit-leased real estate consisting of 96 German properties, or approximately 300,000 square meters of office space, which are leased primarily to Deutsche Bank. Deutsche Bank continues to occupy most of the current space on a medium to long-term basis. Since we acquired the portfolio in December, we have added 16 new leases, bringing the total occupancy of this portfolio to approximately 76%. We continue to work on adding new tenants to our properties, as well as managing the lease renewal or re-letting of space under leases that are expiring or near expiration.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management.

Conference Call

Management will conduct a conference call on Thursday, 4 August 2005 to review the Company's financial results for the half year and quarter ended 30 June 2005. The conference call is scheduled for 3:00 P.M. London time (10 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Half Year and Second Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 12 August 2005 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "8170404."

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the United Kingdom Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Ernst & Young LLP
London

3 August 2005

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Half Year 30 June 2005 €'000	Unaudited Half Year to 30 June 2004 €'000
Operating income			
Interest income		30,437	2,763
Rental income		12,655	-
Unrealised gain on securities portfolio contract		-	4,056
Realised gain on disposal of available-for-sale securities		1,853	-
Increase in fair value of investment properties		513	-
Total operating income		45,458	6,819
Operating expenses			
Interest expense		25,495	1,808
Losses on foreign currency contracts/currency translation		1,159	50
Property expenses		1,202	-
Other operating expenses	3	4,100	1,175
Total operating expenses		31,956	3,033
Profit on ordinary activities before taxation		13,502	3,786
Taxation expense		287	-
Net profit after taxation		13,215	3,786
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.71	0.32
Diluted	12	0.69	0.32
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,529,515	11,930,263
Diluted	12	19,253,965	11,955,615

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2005 €'000	31 December 2004 €'000
Assets			
Cash and cash equivalents		87,650	10,293
Restricted cash		1,769	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	4	923,682	796,522
Asset backed securities pledged under repurchase agreements	4	289,703	467,962
Real estate related loans	5	33,170	21,938
Real estate related loans pledged under repurchase agreements	5	14,069	-
Investment property	7	319,451	318,514
Other assets	6	12,918	9,578
Total assets		1,682,412	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 June 2005	13	286,814	192,309
Net unrealised gain on available-for-sales securities	4	9,252	6,604
Hedging reserve	4,14	(6,179)	713
Accumulated profit		957	6,394
Other reserves	13	1,020	400
Total equity		291,864	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	8	789,563	347,877
Bank borrowings	9	244,004	608,849
Repurchase agreements	10	303,772	197,584
Taxation payable		287	-
Dividends payable	16	6,464	-
Trade and other payables	11	46,456	266,887
Total liabilities		1,390,546	1,421,197
Total equity and liabilities		1,682,412	1,627,619

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Half Year to 30 June 2005 €'000	Unaudited Half Year to 30 June 2004 €'000
Cash Flows From Operating Activities		
Net profit before taxation	13,502	3,786
Adjustments for:		
Unrealised gain on securities portfolio contract	-	(4,056)
Unrealised (gain)/loss on foreign currency contracts	(76)	52
Accretion of discounts on securities	(2,854)	(171)
Amortisation of borrowing costs	525	-
Gain on disposal of available-for-sale securities	(1,853)	-
Shares granted to Directors	27	72
Revaluation (gain) on investment properties	(513)	-
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	1,043	(1,381)
Increase in other assets	(3,896)	(2,616)
Increase in trade and other payables	27,441	1,690
Net cash flows used in operating activities	33,346	(2,624)
Cash Flows From Investing Activities		
Securities portfolio contract deposit	-	(59,000)
Repayment of securities portfolio contract deposit	-	69,125
Addition to investment property	(424)	-
Net purchase of available-for-sale securities/loans	(308,215)	(507,529)
Proceeds from sale of available-for-sale-securities	87,317	568
Net cash flows used in investing activities	(221,322)	(496,836)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(3,998)	(4,233)
Proceeds from issuance of bonds	445,943	351,000
Costs related to issuance of bonds	(4,523)	(3,342)
Borrowings under repurchase agreements	106,188	92,142
Repayments under warehouse borrowing facility	(350,843)	-
Repayment of bank borrowings	(14,261)	-
Dividends paid to shareholders	(12,188)	-
Net cash flows from financing activities	265,333	574,055
Net Increase in Cash and Cash Equivalents	77,357	74,595
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	87,650	76,285

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	-	-	-	(98)	58,929
Effect of adopting IFRS 2	-	-	200	-	-	-	200
Costs related to issuance of shares on IPO	-	(200)	-	-	-	-	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	-	-	(98)	58,929
Second capital call on existing shares	-	59,288	-	-	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	-	-	79,200
Effect of adoption of IFRS 2 – fair value of share options	-	-	200	-	-	-	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	-	(4,433)	-	-	-	-	(4,433)
Issuance of ordinary shares to Directors	6,000	72	-	-	-	-	72
Net unrealised loss on available for sale securities	-	-	-	(609)	-	-	(609)
Net profit	-	-	-	-	-	3,786	3,786
At 30 June 2004 (restated) (unaudited)	18,463,670	192,954	400	(609)	-	3,688	196,433
At 1 July 2004 (restated)	18,463,670	192,954	400	(609)	-	3,688	196,433
Costs related to issuance of ordinary shares on IPO	-	(645)	-	-	-	-	(645)
Net unrealised gain on available for sale securities	-	-	-	7,213	-	-	7,213
Net unrealised gain on hedge instruments	-	-	-	-	713	-	713
Net gains not recognised in the income statement	-	-	400	6,604	713	-	7,717
Net profit for the period	-	-	-	-	-	8,245	8,245
Total income and expense for the year	-	-	400	6,604	713	12,031	19,748
Dividends paid	-	-	-	-	-	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	-	-	-	4,038	-	-	4,038
Issuance of shares -- June 2005	5,740,000	99,015					99,015
Costs related to issue of shares – June 2005		(3,998)					(3,998)
Issuance of ordinary shares to Directors	6,000	108					108
Realised losses reclassified to the income statement	-	-	-	2	-	-	2
Realised gains reclassified to the income statement	-	-	-	(1,392)	-	-	(1,392)
Net unrealised loss on hedge instruments	-	-	-	-	(6,892)	-	(6,892)
Cost related to issue of options on follow on share issue		(620)	620				
Net gains not recognised in the income statement	-	-	1,020	9,252	(6,179)	-	4,093
Net profit for the period	-	-	-	-	-	13,215	13,215
Total income and expense for the period	-	-	-	2,648	(6,892)	13,215	8,971
Dividends paid and declared	-	-	-	-	-	(18,652)	(18,652)
At 30 June 2005 (unaudited)	24,209,670	286,814	1,020	9,252	(6,179)	957	291,864

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

> *IFRS 2 "Share-based payments"* – Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.

IAS 39 Financial Instruments: Recognition and Measurement - Asset backed securities, available for sale at fair value of €289.7 million (31 December 2004: €468.0 million) and real estate loans of €14 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the half year ended 30 June 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 30 June 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affects the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property is initially recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the six months ended 30 June 2005 relates to these subsidiaries.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3. OTHER OPERATING EXPENSES

	Unaudited Half Year to 30 June 2005 €'000	Unaudited Half Year to 30 June 2004 €'000
Professional fees	795	397
Management fees	1,449	641
Incentive fees	1,456	-
Other	400	137
	4,100	1,175

4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 June 2005.

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	159,288	159,197	2,002	(62)	161,137	BBB	3.96%	4.00%	3.31
Other ABS	231,583	231,761	3,492	(91)	235,162	A-	4.04%	4.04%	3.45
	390,871	390,958	5,494	(153)	396,299	BBB+	4.01%	4.02%	
Portfolio II									
CMBS	136,254	135,687	847	(107)	136,427	BBB	3.46%	3.51%	5.10
Other ABS	119,727	120,316	684	(324)	120,676	BBB	4.03%	3.94%	4.36
	255,981	256,003	1,531	(431)	257,103	BBB	3.73%	3.71%	4.75
Portfolio III									
CMBS	116,563	116,782	1,199	(136)	117,845	BBB-	4.31%	4.33%	4.24
Other ABS	106,547	105,894	1,754	(241)	107,407	BBB	4.08%	4.37%	2.94
	223,110	222,676	2,953	(377)	225,252	BBB	4.20%	4.34%	3.62
Total Portfolio	**869,962**	**869,637**	**9,978**	**(961)**	**878,654**	**BBB**	**3.98%**	**4.01%**	**3.85**
Other Securities									
CMBS	156,460	155,538	429	(249)	155,718	BBB+	3.47%	3.55%	2.36
Other ABS	42,993	43,140	155	(100)	43,195	A+	3.18%	3.12%	3.71
	199,453	**198,678**	**584**	**(349)**	**198,913**	**A-**	**3.41%**	**3.46%**	**2.65**
	1,069,415	**1,068,315**	**10,562**	**(1,310)**	**1,077,567**	**BBB+**	**3.87%**	**3.91%**	**3.63**
Short-Term Investments									
Certificate of deposit	103,600	103,600	-	-	103,600	A-1+	n/a	1.97%	0.1
Total	**1,173,015**	**1,171,915**	**10,562**	**(1,310)**	**1,181,167**				
Restricted Cash					**32,218**				
Total Asset Backed Securities (including cash to be invested) (unaudited)					**1,213,385**				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 8).

Asset backed securities, available for sale at fair value of €289.7 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 30 June 2005 €'000	**31 December 2004 €'000**
Asset backed securities, available for sale (includes cash to be invested)	923,682	796,522
Asset backed securities pledged under repurchase agreements	289,703	467,962
Total asset backed securities	**1,213,385**	**1,264,484**

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 30 June 2005 €'000	**31 December 2004 €'000**
Unrealised gains on available-for-sale securities	10,562	7,833
Unrealised losses on available-for-sale securities	(1,310)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 14)	(6,179)	713
	3,073	7,317

5. REAL ESTATE LOANS

			Gross Unrealised			Weighted Average			
	Current Face Amount €'000	Amortised Cost Basis €'000	Gains €'000	Losses €'000	Carrying Value €'000	S&P Rating	Coupon	Yield	Maturity (Years)
Real estate loans	47,485	47,239	-	-	47,239	*	6.82%	8.27%	3.91

* Included in real estate loans are loans with a total current face amount of €24.2 million and with an average rating of BB- from Standard and Poors.

Real estate loans with a carrying value of €14.07 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 30 June 2005 €'000	**31 December 2004 €'000**
Real estate loans	33,170	21,938
Real estate loans pledged under repurchase agreements	14,069	-
Total real estate loans	**47,239**	**21,938**

6. OTHER ASSETS

	Unaudited 30 June 2005 €'000	31 December 2004 €'000
Interest receivable	11,379	7,800
Rent receivable	702	344
Deferred financing costs	-	217
Prepaid insurance	36	227
Derivative assets	76	990
Unsettled security transactions	417	-
Other assets	308	-
	12,918	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

7. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

EUR '000 (unaudited)	Land & Buildings	Leasehold Property	Total
At 1 January 2005	303,480	15,034	318,514
Additions	404	20	424
Increase in fair value	446	67	513
At 30 June 2005	304,330	15,121	319,451

The property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.0 years.

Fair values of the investment properties have been assessed by the company based on a valuation carried out by external valuers.

8. BONDS PAYABLE

CDO Bonds

As at 30 June 2005 (unaudited)

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A,B and C Notes	AAA/AA/ A	799,058	789,563	2.63%	8.6

As at 31 December 2004

Class	*Rating*	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9. BANK BORROWINGS

The bank borrowings comprises of:

		Unaudited 30 June 2005 €'000	31 December 2004 €'000
Warehouse borrowing	(Note 9.1)	-	350,843
Term finance	(Note 9.2)	244,004	244,006
Revolving credit facility	(Note 9.3)	-	14,000
		244,004	608,849

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Company used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of the credit facility provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.1 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a, payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

10. REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €303.8 million and 2.33%, respectively at 30 June 2005.

11. TRADE AND OTHER PAYABLES

	Unaudited 30 June 2005 €'000	31 December 2004 €'000
Security deposit	5,006	5,000
Unsettled security purchases	20,336	254,051
Interest payable	6,551	2,283
Accrued expenses	3,393	2,264
Due to affiliates – Manager	1,971	237
Derivative liabilities	6,179	-
Finance & operating lease payable	2,886	2,925
Other payables	134	127
	46,456	266,887

12. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Six Months Ended 30 June 2005	Unaudited Six Months Ended 30 June 2004
Weighted average number of ordinary shares, outstanding basic	18,529,515	11,930,263
Dilutive effect of ordinary share options	724,450	25,352
Weighted average number of ordinary shares outstanding, diluted	19,253,965	11,955,615

13. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

14. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

	Unaudited 30 June 2005 €000	**31 December 2004 €000**
Nominal amount	210,000	210,000
Pay rate	3.47 %	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	7.8 years	8.3 years
Fair value of swaps (liabilities)/assets	(6,179)	713

15. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

16. DIVIDENDS PAID & DECLARED

	Unaudited Six months ended 30 June2005 €000
Paid during the 6 months ended 30 June 2005:	
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
	12,188
Second quarter dividend declared on 14 June 2005: €0.35 (2004: nil)	6,464

17. SUBSEQUENT EVENTS

Subsequent to the half year end, the Company invested approximately €184 million in assets backed by a portfolio of commercial properties under long-term leases with the Italian government. Consistent with the Company's policy of match funding, this investment has been term financed on a fixed rate basis. In addition, the Company has established a €400 million three year extendable revolving credit facility under which €168.7 million of assets are currently financed.

Contact:
Lilly H. Donohue
Director of Investor Relations
Tel: 001-212-798-6118

FOR IMMEDIATE RELEASE

EUROCASTLE INVESTMENT LIMITED

FINANCIAL REPORT FOR THE THREE MONTHS ENDED 31 MARCH 2005

First Quarter 2005 Highlights

- Total assets amounted to €1,624.3 million at the quarter end.
- Equity book value total of €209.7 million, or €11.36 per share.
- Net earnings of €6.5 million for the quarter, or €0.34 per diluted share.
- First quarter dividend of €0.33 per share, payable on 6 May 2005.
- Return on average invested capital during the quarter was 12.96%.

Selected Financial Data (amounts in €'000, except share data and supplemental data) Operating Data	**Three Months Ended 31 March 2005**	**Three Months Ended 31 March 2004**
Net profit	6,455	2,229
Earnings per diluted share	0.34	0.19
Weighted average number of shares outstanding, diluted	19,174,094	11,868,150

Balance Sheet Data	**As of 31 March 2005**	**As of 31 December 2004**
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,236,615	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	46,356	21,938
Investment properties	318,523	318,514
Cash and cash equivalents	11,484	10,293
Total assets	1,624,329	1,627,619
Debt obligations	1,393,919	1,154,310
Shareholders' equity	209,720	206,420

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data as of 31 March 2005*	
Weighted average asset yield	4.25%
Weighted average liability cost	2.71%
Weighted average net spread	1.54%
Weighted average credit rating	BBB+
Weighted average asset credit spread (above Euribor)	1.99%
Percentage investment grade	90%
Number of securities	87

* excludes short term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poor's and P-1 by Moody's

EUROCASTLE INVESTMENT LIMITED

CHAIRMAN'S STATEMENT

First Quarter Review

Eurocastle Investment Limited (LSE: ECT) reported net earnings for the quarter ended 31 March 2005 of €6.5 million or €0.34 per diluted share. As of 31 March 2005, the Company's shareholders' equity was €209.7 million or €11.36 per outstanding share.

Eurocastle's core business strategy is to invest in a diverse portfolio consisting primarily of European real estate related assets, including mortgage backed securities, real estate loans, B-Notes, direct credit leased real estate as well as other asset backed securities which we finance in a manner designed to match the terms of our assets and liabilities. In the quarter ended 31 March 2005, Eurocastle purchased approximately €45.8 million of asset backed securities and €24.4 million of real estate related loans.

The real estate related securities markets are robust. In the first quarter, new issuance for commercial and residential mortgage backed securities totaled €38 billion. We believe the supply of European commercial mortgage backed securities will continue to grow as this market has been consistently setting record issuance year over year, resembling the scale and growth rate of the U.S. markets a decade ago. Overall credit spreads remain at historically tight levels due to the low rate environment and improvement in credit quality, but so long as the new issuance markets stay active, we expect to see a continued supply of new investment opportunities. In particular, we have seen significant opportunities to invest in the B-Note and mezzanine loan markets as the ownership of real estate continues to migrate from the public sector to the private sector. In addition, the investment pipeline for direct real estate is also strong and we are optimistic that we can build on our success in December with additional investments in credit leased real estate.

First Quarter 2005 Dividend

The Board of Directors of Eurocastle declared a dividend of €0.33 per share for the quarter ended 31 March 2005 on 19 April 2005. The record date for this dividend is 29 April 2005 and the payment date is 6 May 2005.

Our aim is to pay out all or substantially all of Eurocastle's earnings in the form of dividends to shareholders. Eurocastle intends to pay quarterly dividends to shareholders.

First Quarter Investment Activity

Total purchases in the quarter were €70.2 million in face amount of real estate securities, other asset backed securities and real estate loans, excluding short term investments (asset backed commercial paper). The securities purchased had an average credit rating of BBB- and an average credit spread above Euribor of 2.21%. Purchases of CMBS amounted to €10.7 million with an average spread of 0.97% and average rating of BBB. RMBS purchases amounted to €25.3 million with an average spread of 1.82% and average rating of BBB-. Other ABS purchases amounted to €9.8 million with an average spread of 1.82% and average rating of BBB. Real estate related loans amounted to €24.4 million with an average spread of 3.31% and average rating of BB. After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate and other asset backed securities during the quarter was approximately €32.1 million.

Capital Markets

Subsequent to quarter end, Eurocastle successfully priced two secured debt offerings to match-fund credit sensitive real estate securities and other asset backed securities. CDO II is a £200 million collateralized debt obligation which is expected to be issued by Eurocastle CDO II PLC on 5 May 2005 to purchase sterling investments. CDO III is a €400 million financing which was issued by Eurocastle CDO III PLC on 28 April 2005 to purchase euro investments.

Eurocastle CDO II

£158 million, or approximately 79%, of the issue is expected to be rated AAA/AAA by S&P and Fitch respectively. The CDO has an expected weighted average life of 7.22 years.

The total collateral value of the portfolio after the end of the investment period is expected to be approximately £200 million and consist of approximately 40% commercial mortgage backed securities. Once fully invested, the portfolio is expected to have a weighted average credit rating of BBB-. To date, the CDO has acquired approximately 72% of the assets that will comprise the completed portfolio.

Eurocastle has an approximately £17.5 million equity interest in the CDO II portfolio.

Eurocastle CDO III

€324 million, or approximately 81%, of the €400 million issue is expected to be rated AAA/AAA by S&P and Fitch respectively. The CDO has an expected weighted average life of 7.29 years.

The total collateral value of the portfolio after the end of the investment period is expected to be approximately €400 million and consist of approximately 50% commercial mortgage backed securities. Once fully invested, the portfolio is expected to have a weighted average credit rating of BBB-. To date, the CDO has acquired approximately 60% of the assets that will comprise the completed portfolio.

Eurocastle has an approximately €30 million equity interest in the CDO III portfolio.

Investment Portfolio

As of 31 March 2005, Eurocastle's total securities portfolio of €1,283 million, which represents 79% of the Company's total assets, included €526 million of commercial mortgage backed securities, €199 million of asset backed commercial paper, €489 million of other asset backed securities, €46 million of loans, and €23 million of cash held within Eurocastle CDO I pending re-investment in additional real estate securities and other asset backed securities. The securities and loans portfolio is well diversified with 87 issues and an average life of 3.9 years; 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 41.0% in the UK, 24.8% in Italy, 13.6% Pan European, 10.4% in Germany, and 4.5% in France. The average credit quality of the securities portfolio is BBB+ and 90% of the securities are rated investment grade. The weighted average credit spread was 1.99% as of 31 March 2005. The weighted average credit spread represents the yield premium on our securities over Euribor.

Eurocastle also owns a €318 million portfolio of credit leased real estate. The portfolio consists of 96 German properties, or 300,000 square meters of office space, which are leased primarily to Deutsche Bank AG. Deutsche Bank continues to occupy most of the current space on a medium to long-term basis. Since we acquired the portfolio in December, we have added six new leases. We continue to work on adding new tenants to our properties as well as managing leases that are expiring or will expire soon.

Credit

Our real estate securities portfolio continues to perform. As of 31 March 2005, none of our securities or loans defaulted, and there have been no principal losses to date. We continue to seek investments that will generate superior risk adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate securities, other European asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management.

Conference Call

Management will conduct a conference call on Thursday 5 May 2005 to review the Company's financial results for the quarter ended 31 March 2005. The conference call is scheduled for 3 P.M. London time (10 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US +1-800-762-6067 or International +1-480-629-9566 ten minutes prior to the scheduled start of the call; please reference "Eurocastle First Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 11 May 2005 by dialing US +1-800-475-6701 or International +1-320-365-3844; please reference access code "780616."

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the Company to review the financial information for the three months ended 31 March 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 March 2005.

Ernst & Young LLP
London

3 May 2005

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Three Months Ended 31 March 2005 €'000	Three Months Ended 31 March 2004 €'000
Operating income			
Interest income		14,709	394
Rental income		6,349	-
Unrealised gain on securities portfolio contract		-	2,562
Realised gain on disposal of available-for-sale securities		921	-
Total operating income		21,979	2,956
Operating expenses			
Interest expense		12,392	279
Loss on foreign currency translation		166	10
Property operating expense		106	-
Other operating expenses	3	2,717	438
Total operating expenses		15,381	727
Profit on ordinary activities before taxation		6,598	2,229
Taxation expense		143	-
Net profit after taxation		6,455	2,229
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.35	0.19
Diluted	12	0.34	0.19
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,463,670	11,857,670
Diluted	12	19,174,094	11,868,150

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 31 March 2005 €'000	31 December 2004 €'000
Assets			
Cash and cash equivalents		11,484	10,293
Restricted cash		949	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	4	831,492	796,522
Asset backed securities pledged under repurchase agreements	4	405,123	467,962
Real estate related loans	5	22,512	21,938
Real estate related loans pledged under repurchase agreements	5	23,844	-
Investment property	7	318,523	318,514
Other assets	6	10,402	9,578
Total assets		1,624,329	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 March 2005	13	192,309	192,309
Net unrealised gain on available-for-sales securities and hedge instruments	4, 14	10,255	7,317
Accumulated profit		6,756	6,394
Other reserves	13	400	400
Total equity		209,720	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	8	347,973	347,877
Bank borrowings	9	642,738	608,849
Repurchase agreements	10	403,208	197,584
Taxation payable		143	-
Trade and other payables	11	20,545	266,887
Total liabilities		1,414,607	1,421,197
Total equity and liabilities		1,624,329	1,627,619

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Three Months Ended 31 March 2005 €'000	Three Months Ended 31 March 2004 €'000
Cash Flows From Operating Activities		
Net profit before taxation	6,598	2,229
Adjustments for:		
Unrealised gain on securities portfolio contract	-	(2,562)
Unrealised loss on foreign currency contracts	753	10
Accretion of discounts on securities	(1,645)	(33)
Amortisation of borrowing costs	355	-
Gain on disposal of available-for-sale securities	(921)	-
Net change in operating assets and liabilities:		
Decrease in restricted cash	1,863	-
Increase in other assets	(1,814)	(618)
Increase in trade and other payables	6,474	289
Net cash flows used in operating activities	11,663	(685)
Cash Flows From Investing Activities		
Refund of securities portfolio contract deposit	-	5,422
Addition to investment property	(9)	-
Net purchase of available-for-sale securities/loans	(279,938)	(81,878)
Proceeds from sale of available-for-sale-securities	36,314	-
Net cash flows used in investing activities	(243,633)	(76,456)
Cash Flows From Financing Activities		
Borrowings under repurchase agreements	205,624	75,810
Proceeds from bank borrowings	33,630	-
Dividends paid to shareholders	(6,093)	-
Net cash flows from financing activities	233,161	75,810
Net Increase/(Decrease) in Cash and Cash Equivalents	1,191	(1,331)
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	11,484	359

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	-	-	-	(98)	58,929
Effect of adopting IFRS 2	-	-	200	-	-	-	200
Costs related to issuance of shares on IPO	-	(200)	-	-	-	-	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	-	-	(98)	58,929
Net unrealised loss on available-for-sale securities	-	-	-	(254)	-	-	(254)
Net profit	-	-	-	-	-	2,229	2,229
At 31 March 2004 (restated)	11,857,670	58,827	200	(254)	-	2,131	60,904
At 1 April 2004 (restated)	11,857,670	58,827	200	(254)	-	2,131	60,904
Second call on capital	-	59,288	-	-	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	-	-	79,200
Effect of adoption of IFRS 2 - fair value of shares options	-	-	200	-	-	-	200
Costs related to issuance of ordinary shares on IPO (including £200k relating to adoption of IFRS 2)	-	(5,078)	-	-	-	-	(5,078)
Issuance of ordinary shares to Director	6,000	72	-	-	-	-	72
Net unrealised gain on available for sale securities	-	-	-	6,858	-	-	6,858
Net unrealised gain on hedge instruments	-	-	-	-	713	-	713
Net gains not recognised in the income statement	-	-	200	6,604	713	-	7,517
Net profit for the period	-	-	-	-	-	9,802	9,802
Total income and expense for the year	-	-	200	6,604	713	12,031	19,548
Dividends paid	-	-	-	-	-	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	-	-	-	4,823	-	-	4,823
Realised gains reclassified to the income statement	-	-	-	2	-	-	2
Realised losses reclassified to the income statement	-	-	-	(415)	-	-	(415)
Net unrealised loss on hedge instruments	-	-	-	-	(1,472)	-	(1,472)
Net gain/(loss) not recognised in the income statement	-	-	-	4,410	(1,472)	-	2,938
Net profit for the period	-	-	-	-	-	6,455	6,455
Total income and expense for the period	-	-	-	4,410	(1,472)	6,455	9,393
Dividends paid	-	-	-	-	-	(6,093)	(6,093)
At 31 March 2005	18,463,670	192,309	400	11,014	(759)	6,756	209,720

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets. The Directors consider the Company to operate in three business segments, being real estate and other asset backed securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements". In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

> *IFRS 2 "Share-based payments"* – Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserve.

IAS 39 Financial Instruments: Recognition and Measurement - Asset backed securities, available for sale at fair value of €405.1 million (31 December 2004: €468.0 million) and real estate loans of €23.8 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the three-month period ended 31 March 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 March 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognized in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation provision for the quarter ended 31 March 2005 relates to these subsidiaries.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3. OTHER OPERATING EXPENSES

	Unaudited Three Months Ended 31 March 2005 €'000	Three Months Ended 31 March 2004 €'000
Professional fees	456	168
Management fees	1,475	236
Other	786	34
	2,717	438

4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 March 2005.

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
Portfolio I									
CMBS	172,110	171,876	2,445	(40)	174,281	BBB+	3.93%	3.98%	3.49
Other ABS	208,116	207,863	3,187	(262)	210,788	BBB+	4.22%	4.29%	3.97
	380,226	379,739	5,632	(302)	385,069	BBB+	4.09%	4.15%	3.75
Portfolio II									
CMBS	93,683	92,961	935	(18)	93,878	BBB	3.76%	3.89%	5.51
Other ABS	107,244	107,575	1,045	(11)	108,609	BBB	4.13%	4.06%	5.07
	200,927	200,536	1,980	(29)	202,487	BBB	3.96%	3.98%	5.28
Portfolio III									
CMBS	118,232	118,558	1,783	(166)	120,175	BBB+	4.55%	4.52%	3.74
Other ABS	99,700	99,019	1,501	(297)	100,223	BBB+	4.22%	4.83%	3.14
	217,932	217,577	3,284	(463)	220,398	BBB+	4.40%	4.66%	3.47
Total Portfolio	**799,085**	**797,852**	**10,896**	**(794)**	**807,954**	**BBB+**	**4.14%**	**4.25%**	**4.06**
Other Securities									
CMBS	137,779	137,175	595	(443)	137,327	AA-	3.33%	3.57%	2.44
Other ABS	68,560	68,567	760	-	69,327	A	3.20%	3.12%	5.04
	206,339	**205,742**	**1,355**	**(443)**	**206,654**	**A+**	**3.29%**	**3.42%**	**3.30**
	1,005,424	**1,003,594**	**12,251**	**(1,237)**	**1,014,608**	**BBB+**	**3.97%**	**4.08%**	**3.90**
Short Term Investments									
Asset backed commercial paper	200,000	199,490	-	-	199,490	A-1+	n/a	2.12%	0.16
Total	**1,205,424**	**1,203,084**	**12,251**	**(1,237)**	**1,214,098**				
Restricted Cash					**22,517**				
Total Asset Backed Securities (including cash to be invested)					**1,236,615**				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9.

Asset backed securities, available for sale at fair value of €405.1 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 31 March 2005 €'000	31 December 2004 €'000
Asset backed securities, available for sale (includes cash to be invested)	831,492	796,522
Asset backed securities pledged under repurchase agreements	405,123	467,962
Total asset backed securities	**1,236,615**	**1,264,484**

Net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 31 March 2005 €'000	31 December 2004 €'000
Unrealised gains on available-for-sale securities	12,251	7,833
Unrealised losses on available-for-sale securities	(1,237)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 14)	(759)	713
	10,255	7,317

5. REAL ESTATE LOANS

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
Real estate loans	46,682	46,356	-	-	46,356	*	6.82%	8.07%	4.51

* Included in real estate loans are loans with a total current face amount of €23,844,000 and with an average rating of BB from Standard and Poors.

Real estate loans with a carrying value of €23.8 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 31 March 2005 €'000	31 December 2004 €'000
Real estate loans	22,512	21,938
Real estate loans pledged under repurchase agreements	23,844	-
Total real estate loans	46,356	21,938

6. OTHER ASSETS

	Unaudited 31 March 2005 €'000	31 December 2004 €'000
Interest receivable	9,262	7,800
Rent receivable	461	344
Deferred financing costs	217	217
Prepaid insurance	75	227
Derivative assets	-	990
Other assets	387	-
	10,402	9,578

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

EUR '000 (unaudited)	Land & Buildings	Leasehold Property	Total
At 1 January 2004	303,480	15,034	318,514
Additions	9	-	9
At 31 March 2005	303,489	15,034	318,523

The property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.0 years. Additions during the period represent additional purchase costs capitalised in respect of existing properties.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%
Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.30%
	96	100.00%

Fair values for the properties have been assessed by the company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

8. BONDS PAYABLE

CDO Bonds

As at 31 March 2005 (unaudited)

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,973	2.78%	7.1

As at 31 December 2004

Class	*Rating*	*Current Face Amount €'000*	*Carrying Amount €'000*	*Weighted Average Cost of Financing*	*Weighted Average Maturity (in years)*
A and B Notes	*AAA/AA*	*351,000*	*347,877*	*2.78%*	*7.3*

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9. BANK BORROWINGS

The bank borrowings comprises of:

		31 March 2005 €'000	31 December 2004 €'000
Warehouse borrowing	(Note 9.1)	371,873	350,843
Term finance	(Note 9.2)	243,865	244,006
Revolving credit facility	(Note 9.3)	27,000	14,000
		642,738	608,849

The amounts drawn under the revolving credit facility (€27,000,000) and the warehouse borrowing facility (€371,873,000) are due for repayment within one year of the balance sheet date.

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and expects to complete the securitisation of CDO II on 5 May 2005 as described in Note 17 (Subsequent Events).

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.83% at 31 March 2005.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a, payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a.

10. REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €403.2 million and 2.28%, respectively at 31 March 2005.

11. TRADE AND OTHER PAYABLES

	31 March 2005 €'000	31 December 2004 €'000
Security deposit	5,006	5,000
Unsettled security purchases	2,625	254,051
Interest payable	4,690	2,283
Accrued expenses	3,099	2,264
Due to affiliates – Manager	964	237
Derivative liabilities	1,235	-
Finance & operating lease payable	2,926	2,925
Other payables	-	127
	20,545	266,887

12. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Three Months Ended 31 March 2005	Three Months Ended 31 March 2004
Weighted average number of ordinary shares, outstanding basic	18,463,670	11,857,670
Dilutive effect of ordinary share options	710,424	10,480
Weighted average number of ordinary shares outstanding, diluted	19,174,094	11,868,150

13. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity of Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003 and June 2004.

14. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 March 2005 €000	31 December 2004 €000
Nominal amount	210,000	210,000
Pay rate	3.47%	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	8.0 years	8.3 years
Fair value of swaps (liabilities)/assets	(759)	713

15. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. The Manager options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

16. DIVIDENDS PAID & PROPOSED

	2005 €000
Paid during the 3 months ended 31 March 2005:	
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
	6,093
Dividend declared on 19 April 2005 (not recognised as a liability at 31 March 2005)	
Equity dividends on ordinary shares:	
First quarter dividend for 2005: €0.33 (2004: nil)	6,095

No dividends were declared and/or paid during the three months ended 31 March 2004.

17. SUBSEQUENT EVENTS

Subsequent to quarter end, Eurocastle successfully priced two secured debt offerings to match-fund credit sensitive real estate securities and other asset backed securities. CDO II is a £200 million collateralized debt obligation which is expected to be issued by Eurocastle CDO II PLC on 5 May 2005 to purchase sterling investments. CDO III is a €400 million financing which was issued by Eurocastle CDO III PLC on 28 April 2005 to purchase euro investments.

REG-Eurocastle Inv. Ltd Dividend Declaration

Released: 18/10/2005

RNS Number:8417S
Eurocastle Investment Limited
18 October 2005

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:
International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle Announces a Dividend Increase to e0.37 Per Share for the Third Quarter 2005

Guernsey. 18 October 2005 - Eurocastle Investment Limited ("Eurocastle") (LSE: ECT) announced today that its Board of Directors has declared a quarterly cash dividend of e0.37 per share for the quarter ended 30 September 2005, a 23% increase from Eurocastle's initial dividend of e0.30 per share in the third quarter of 2004. The e0.37 per share dividend is payable on 11 November 2005 to holders of record of Eurocastle's shares on 28 October 2005.

Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and credit-leased real estate. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

END

DIVEAKEPFEKSFFE

small e before a number denotes euros

EUROCASTLE INVESTMENT LIMITED

PRELIMINARY RESULTS FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2004

Year End 2004 Highlights

- Initial public offering completed in June 2004, raising net proceeds of €74.3 million.
- Total assets ended at €1,627.6 million, a €1,568.0 million increase from 31 December 2003.
- Equity book value total of €206.4 million, or €11.18 per share.
- Net earnings of €12.0 million, or €0.78 per diluted share, despite having a significant amount of uninvested cash during the year.
- Declared total dividends of €0.63 per share.

Fourth Quarter 2004 Highlights

- Total assets increased 87.3% from €869.0 million to €1,627.6 million during the quarter.
- Net earnings of €5.1 million for the quarter, or €0.27 per diluted share.
- Increased fourth quarter dividend of €0.33 per share, or annualised rate of €1.32 per share.
- Deployed substantially all of the IPO equity.
- Term financed a €318.5 million purchase of credit leased real estate assets

Selected Financial Data (amounts in €'000, except share data and supplemental data)	**Three Months Ended 31 December 2004**	**Year Ended 31 December 2004**
Operating Data		
Net profit	5,062	12,031
Earnings per diluted share	0.27	0.78
Weighted average number of shares outstanding, diluted	19,088,970	15,495,783

Balance Sheet Data	**As of 31 December 2004**	**As of 30 September 2004**
Available-for-sale assets (includes cash to be invested)	1,286,422	858,192
Investment Properties	318,514	-
Cash and cash equivalents	10,293	1,619
Total assets	1,627,619	868,961
Debt obligations	1,154,310	654,027
Shareholders' equity	206,420	203,315

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data as of 31 December 2004*

Weighted average asset yield	4.18%
Weighted average liability cost	2.73%
Weighted average net spread	1.45%
Weighted average credit rating	BBB+
Weighted average asset credit spread (above Euribor)	1.99%
Percentage investment grade	93%
Number of securities	85

* excludes short term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poor's and P-1 by Moody's

EUROCASTLE INVESTMENT LIMITED

PRELIMINARY RESULTS FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2004

Overview

Eurocastle Investment Limited (LSE: ECT) reported net earnings for the quarter ended 31 December 2004 of €5.1 million or €0.27 per diluted share. Net earnings for the year ended 31 December 2004 totaled €12.0 million or €0.78 per diluted share. As of 31 December 2004, the Company's shareholders' equity was €206.4 million or €11.18 per outstanding share.

Eurocastle's core business strategy is to invest in a diverse portfolio consisting primarily of European real estate asset-backed securities and other European real estate related assets which we finance in a manner designed to match the terms of our assets and liabilities. In the year ended 31 December 2004, Eurocastle purchased approximately €1,061 million of asset backed securities, €22 million of real estate related loans, and €318.5 million of credit leased real estate assets.

Despite credit spreads of European asset backed securities at historically tight levels, we continue to find attractive opportunities to deploy capital at superior risk adjusted returns. We anticipate there will be increased supply of European CMBS in 2005. During the past 12 months there has been a substantial increase in activity with several new conduit programs being formed by a number of investment banks. The B-Note market is also developing in line with this increased securitisation activity and should offer investment possibilities during the current year.

In addition to acquiring real estate and other asset backed securities and real estate related loans during the quarter, Eurocastle also completed its first sale-leaseback transaction in December for €318.5 million. The investment allowed us to substantially deploy the capital we raised in our IPO and generate attractive risk adjusted returns. It represents a long-term investment for Eurocastle and reflects our interest in Germany as well as other opportunities in Western Europe to acquire real estate leased to high credit tenants.

Fourth Quarter 2004 Dividend

The Board of Directors of Eurocastle declared a dividend of €0.33 per share for the quarter ended 31 December 2004. The record date for this dividend will be 4 March 2005 and the payment date will be on 11 March 2005. Eurocastle paid a dividend of €0.30 per share for the third quarter on 5 November 2004.

Our aim is to pay out all or substantially all of Eurocastle's earnings in the form of dividends to shareholders. Eurocastle intends to pay quarterly dividends to shareholders.

Fourth Quarter Investment Activity

During the fourth quarter of 2004, we acquired €534.8 million of real estate and other asset backed securities and real estate related assets.

Real Estate and Other Asset Backed Securities and Real Estate Loans

Total purchases in the quarter were €216.3 million in face amount of real estate securities, other asset backed securities and real estate loans, excluding short term investments (asset backed commercial paper). The securities purchased had an average credit rating of A- and an average credit spread above Euribor of 1.64%. Purchases of CMBS amounted to €88.0 million with an average spread of 1.25% and average rating of BBB+. RMBS purchases amounted to €30.3 million with an average spread of 1.62% and average rating of BBB. Other ABS purchases amounted to €75.8 million with an average spread of 0.76% and average rating of A+. Real estate related loans amounted to €22.2 million with an average spread of 6.17%. After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate and other asset backed securities and real estate related loans during the quarter was approximately €181 million.

Other Real Estate Related Assets

Eurocastle also acquired a portfolio of 96 properties from Deutsche Bank AG for €318.5 million on 24 December 2004. The properties predominantly consist of office buildings and are largely occupied by Deutsche Bank. Deutsche Bank will continue to occupy most of their current space on a medium to long-term basis. The properties, totaling 300,000 square meters of leasable space, are located in 90 cities and towns throughout Germany. The properties are generally in city centre pedestrian areas and are among the best located and highest quality assets in their respective markets. The portfolio has been term financed as described below.

Capital Markets

Eurocastle completed its initial public offering on 29 June 2004 with a net capital raise of approximately €74.3 million, despite difficult equity markets in Europe at that time. Further capital raises are expected during the current year.

Consistent with the Company's funding discipline a €400 million non-recourse term debt offering was completed by Eurocastle CDO I in June 2004 to finance a portfolio of commercial mortgage backed securities and other asset backed securities.

In December 2004, Eurocastle entered into a 8.4 year term loan of €246.5 million with a major real estate lending bank to finance the acquisition of properties from Deutsche Bank. The term loan was set at a cost of Euribor plus 1.15%. After allowing for the cost of a term fixed rate interest rate swap on €210 million of the loan, the average cost of financing these properties at the year end was 4.53%.

Eurocastle also entered into a revolving 364 day credit facility in December 2004 for €35.0 million as a means of securing access to temporary working capital. The interest rate on drawn amounts was priced at Euribor plus 2.5%, with a commitment fee of 0.5% on undrawn amounts.

Investment Portfolio

As of 31 December 2004, Eurocastle's total securities and loans portfolio of €1,286.4 million, which represents 79.0% of the Company's total assets, included €526.2 million of commercial mortgage backed securities, €254.1 million of asset backed commercial paper, €475.0 million of other asset backed securities, €21.9 million of loans, and €9.2 million of cash held within Eurocastle CDO I pending investment in additional real estate securities and other asset backed securities during the ramp-up period.

The investment portfolio is well diversified with 85 issues and an average life of 4.0 years; 95% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 39% in the UK, 25% in Italy, 13% Pan European, 10% in Germany, and 6% in France. The average credit quality of the securities portfolio is BBB+ and 93% of the securities are rated investment grade. The weighted average credit spread was 1.99% as of 31 December 2004. The weighted average credit spread represents the yield premium on our securities over Euribor.

Credit

Our real estate securities portfolio continues to perform. As of 31 December 2004, none of our securities or loans defaulted, and there have been no principal losses to date. We continue to seek investments that will generate superior risk adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles. With the exception of Germany, where developments have reflected a cautious view of economic prospects, major property markets in Europe have been benign for investors, with falling yield expectations reflecting unsatisfied demand for stable, good quality assets. Our expectations are for continued stability with moderate growth prospects.

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$12 billion of equity capital currently under management.

Conference Call

Management will conduct a conference call on Thursday 24 February 2005 to review the Company's financial results for the year ended 31 December 2004. The conference call is scheduled for 1:30 P.M. London time (8:30 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US 1-888-428-4473 or International +1-612-332-0923 ten minutes prior to the scheduled start of the call; please reference "Eurocastle Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 3 March 2005 by dialing US 1-800-475-6701 or International +1-320-365-3844; please reference access code "771573."

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Year Ended 31 December 2004 €'000	8 August 2003 (Formation Date) to 31 December 2003 €'000
Operating income			
Interest income		23,902	50
Rental income		344	-
Realised gain on securities portfolio contract	15	4,141	611
Loss on foreign currency translation		(613)	-
Realised gain on disposal of available-for-sale securities		1,356	-
Total operating income		29,130	661
Operating expenses			
Interest expense		13,663	-
Property operating expense		33	-
Other operating expenses	3	3,403	759
Total operating expenses		17,099	759
Net profit (loss)		12,031	(98)
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.79	(0.01)
Diluted	12	0.78	(0.01)
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	13	15,214,818	11,857,670
Diluted	13	15,495,783	11,857,670

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 31 December 2004 €'000	31 December 2003 €'000
Assets			
Cash and cash equivalents		10,293	1,690
Restricted cash		2,812	-
Securities portfolio contract	15	-	57,611
Asset backed securities, available-for-sale (includes cash to be invested)	4	1,264,484	-
Real estate related loans, available-for-sale	5	21,938	-
Investment property	7	318,514	-
Other assets	6	9,578	316
Total assets		1,627,619	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 December 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	13	192,709	59,027
Net unrealised gain on available-for-sales securities and hedge instruments	4, 5	7,317	-
Accumulated profit (loss)		6,394	(98)
Total equity		206,420	58,929
Minority Interests		2	-
Liabilities			
CDO bonds payable	8	347,877	-
Bank borrowings	9	608,849	-
Repurchase agreements	10	197,584	-
Trade and other payables	11	266,887	688
Total liabilities		1,421,197	688
Total equity and liabilities		1,627,619	59,617

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Year	8 August 2003

	Ended 31 December 2004 €'000	(Formation Date) to 31 December 2003 €'000
Cash Flows From Operating Activities		
Net profit (loss)	12,031	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	-	(611)
Unrealised gain on foreign currency contracts	(275)	-
Accretion of discounts on securities	(790)	-
Amortisation of borrowing costs	224	-
Gain on disposal of available-for-sale securities	(1,356)	-
Gain on securities portfolio contract	(4,141)	-
Shares granted to Directors	72	-
Net change in operating assets and liabilities:		
Increase in restricted cash	(2,812)	-
Increase in other assets	(8,271)	(113)
Increase in trade and other payables	9,223	688
Net cash flows used in operating activities	3,905	(134)
Cash Flows From Investing Activities		
Purchase of investment property	(315,589)	-
Securities portfolio contract deposit paid	(59,000)	(57,000)
Proceeds on securities portfolio contract deposit	120,752	-
Purchase of available-for-sale securities/loans	(1,082,651)	-
Proceeds from sale of available-for-sale securities	39,667	
Repayment of security principal	19,363	-
Net cash flows used in investing activities	(1,277,458)	(57,000)
Cash Flows From Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,878)	(261)
Issuance of bonds	347,658	-
Borrowings under repurchase agreements	197,584	-
Proceeds from bank borrowings	608,843	-
Payment of deferred financing costs	-	(203)
Dividends paid to shareholders	(5,539)	-
Net cash flows from financing activities	1,282,156	58,824
Net Increase in Cash and Cash Equivalents	8,603	1,690
Cash and Cash Equivalents, Beginning of Year	1,690	-
Cash and Cash Equivalents, End of Year	10,293	1,690

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	----------Issued Capital------					
	Ordinary Shares (adjusted for share consolidation)	Amount €'000	Net Unrealised Gains €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000

At 8 August 2003 (Date of Formation)	-	-	-	-	-	-
Issuance of ordinary shares	11,857,670	59,288	-	-	-	59,288
Costs related to issuance of ordinary shares	-	(261)	-	-	-	(261)
Net loss	-	-	-	-	(98)	(98)
At 31 December 2003	11,857,670	59,027	-	-	(98)	58,929
At 1 January 2004	11,857,670	59,027	-	-	(98)	58,929
Second capital call on existing shares	-	59,288	-	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	-	79,200
Costs related to issuance of ordinary shares on IPO	-	(4,878)	-	-	-	(4,878)
Issuance of ordinary shares to Directors	6,000	72	-	-	-	72
Net unrealised gain on available-for-sale securities	-	-	6,604	-	-	6,604
Net unrealised gain on hedge instruments	-	-	-	713	-	713
Dividends paid	-	-	-	-	(5,539)	(5,539)
Net profit	-	-	-	-	12,031	12,031
At 31 December 2004 (unaudited)	18,463,670	192,709	6,604	713	6,394	206,420

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate securities and other real estate related assets and other asset backed securities. The directors consider the Company to operate in three business segments, being real estate and other asset backed securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them.

Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004 the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. In preparing financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

At 31 December 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL held by outside parties has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standards Interpretation Committee Interpretation 12 Consolidation – Special Purpose Entities the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its real estate properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave. Also see Note 19.

Financial Instruments

Classification

Financial assets and liabilities held for trading are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign

exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not held for trading purposes, originated by the Company, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities and real estate related loans.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at cost, including transaction cost.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at cost, including transaction costs, less impairment losses.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is the difference between the net carrying value of an asset and its recoverable amount. Any such impairment loss is recognised in the income statement.

Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when it determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment an allowance is established based on the recoverable amount of the underlying investment using a discounted cash flow analysis.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value. The fair value of a derivative hedging instrument is calculated in the same way as the fair value of trading instruments (refer to accounting policy above).

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Available-For-Sale Securities

Securities available-for-sale which are owned directly by the consolidated special purpose vehicles as shown separately in Note 5.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement. Fair values for the properties have been assessed by the company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

The value of investment property incorporates five properties which are considered finance or operating leases. As the company has assumed substantially all the risks and rewards associated with these assets, and it has treated these as investment property under IAS 17 and IAS 40. These properties have been recognised

at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in the balance sheet.

Fair values for all investment property have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as it accrues, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The net income attributable to the subsidiaries for the year ended 31 December 2004 was de minimis and, therefore, no provision has been made.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities

denominated in foreign currencies, if any, are translated at the historical exchange rate and all differences are recognised in equity.

3. OTHER OPERATING EXPENSES

	Year Ended 31 December 2004 €'000	8 August 2003 (Formation Date) to 31 December 2003 €'000
Professional fees	764	484
Management fees (Note 14)	2,180	257
Other	459	18
	3,403	759

4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 December 2004.

			Gross Unrealised			Weighted Average			
	Current Face Amount €'000	Amortised Cost Basis €'000	Gains €'000	Losses €'000	Carrying Value €'000	S&P Rating	Coupon	Yield	Maturity (Years)
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	4.03%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	4.24%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	4.16%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB-	4.23%	4.31%	4.81
Other ABS	76,356	76,570	575	-	77,145	BBB	3.86%	3.82%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	4.09%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	4.51%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	4.77%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	4.63%	3.59
Total Portfolio	**782,419**	**779,859**	**7,260**	**(786)**	**786,333**	**BBB+**	**4.11%**	**4.28%**	**4.07**
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA-	3.32%	3.63%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	2.96%	4.89
	215,400	**214,817**	**573**	**(443)**	**214,947**	**AA-**	**3.21%**	**3.37%**	**3.29**
	997,819	**994,676**	**7,833**	**(1,229)**	**1,001,280**	**BBB+**	**3.91%**	**4.08%**	**3.90**
Short Term Investments									
Asset Backed commercial paper	255,073	254,051	-	-	254,051	A1+	n/a	2.13%	0.19
Total	**1,252,892**	**1,248,727**	**7,833**	**(1,229)**	**1,255,331**				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The Carrying Value in the table above excludes restricted cash of €9.2 million included in Portfolio I pending its reinvestment in additional CMBS and other ABS.

The securities within Portfolio I are encumbered by the CDO I securitization (Note8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorised as other above were subject to repurchase agreements described in Note 10 as at 31 December 2004.

5. REAL ESTATE LOANS

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	22,165	21,938	-	-	21,938	NR	8.35%	8.44%	5.88

6. OTHER ASSETS

	31 December 2004 €'000	31 December 2003 €'000
Interest receivable	7,800	-
Rent receivable	344	-
Deferred financing costs	217	203
Prepaid insurance	227	111
Derivative assets	990	-
Other assets	-	2
	9,578	316

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

EUR '000	Land & Buildings	Leasehold Property	Total
At 1 January 2004	-	-	-
Additions	303,480	15,034	318,514
At 31 December 2004 (unaudited)	303,480	15,034	318,514

The property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, who remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.2 years.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%

Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.29%
	96	100.00%

8. BONDS PAYABLE

CDO Bonds

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,877	2.777%	7.30

9. BANK BORROWINGS

The bank borrowings comprises of:

		31 December 2004 €'000	31 December 2003 €'000
Warehouse borrowing	(Note 9.1)	350,843	-
Term finance	(Note 9.2)	244,006	-
Revolving credit facility	(Note 9.3)	14,000	-
		608,849	-

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company currently anticipates completing the securitisations in the near term.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.89% at 31 December 2004.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the

real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.15% p.a, payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured over receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a.

10. REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €197.6 million and 2.35%, respectively at 31 December 2004.

11. TRADE AND OTHER PAYABLES

	31 December 2004 €'000	31 December 2003 €'000
Unsettled security purchases	254,051	-
Security deposit	5,000	-
Interest payable	2,283	-
Accrued expenses	2,264	307
Due to affiliates – Manager	237	381
Finance & operating lease payable	2,925	
Other payables	127	-
	266,887	688

The unsettled security purchase of €254.0 million relates to the purchase of commercial paper bonds, which settled on 6 January 2005.

12. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of ordinary share equivalents during the period.

The Company's ordinary share equivalents outstanding during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

13. SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity of Directors of the Company.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
Weighted average number of ordinary shares, outstanding basic	15,214,818	11,857,670
Dilutive effect of ordinary share options	280,965	-
Weighted average number of ordinary shares outstanding, diluted	15,495,783	11,857,670

14. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million respectively, were due to the Manager.

15. FINANCIAL INSTRUMENTS

Derivative Financial Instruments – Securities Portfolio Contract

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the 'Bank') whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In June and July 2004 the Company exercised its right to purchase the securities. The fair value of the contract was calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million.

Risk Management

This section provides details of the Company's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Company is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Company's exposure to market risk is comprised mainly of movements in the value of its security and property investments. The investment portfolios are managed within the parameters disclosed in the Company's prospectus.

The Company's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Company's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Company was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

Credit risk

The Company is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Company invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Company further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Company's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At December 31, 2004, the Company's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Company's asset backed securities for sale portfolio was split between countries within Europe as follows:

Country	**Number of Securities 31 December 2004**	**Face Value of Securities €'000**	**Location Split**
United Kingdom	32	387,653	38.85%
Italy	15	255,941	25.65%
Pan European	9	135,703	13.60%
Germany	11	101,578	10.18%
France	5	46,399	4.65%
Other	11	70,545	7.07%
	83	**997,819**	**100.00%**

The Company's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Company's derivative arrangements are major financial institutions with investment grade credit ratings with which the Company and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

Liquidity risk

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Company's ability to obtain additional capital.

The Company's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Company's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 9.3, the Company has access to temporary working capital through a revolving €35 million credit facility.

Interest Rate Risk

The Company's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Company will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of December 31, 2004, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €1 million per annum.

The weighted average interest rate on the fixed rate portion of the asset backed securities available-for-sale portfolio shown in the table below is 7.14%.

The fixed interest rate portion of the bank loan and the relating interest rate swap was 4.53%.

The interest rate profile of the Company at 31 December 2004 and 31 December 2003 was as follows:

Assets			Within 1 year		1 to 5 years		Over 5 years	
Type	Total per consolidated balance sheet €'000	Non interest bearing assets €'000	Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
2004								
Cash and cash equivalents	10,293	-	-	10,293	-	-	-	-
Restricted cash	2,812	-	-	2,812	-	-	-	-
Asset backed securities, available for sale	1,264,484	-	-	-	46,850	389,893	-	-
Real estate related loans available for sale	21,938	-	-	-	-	21,938	-	827,741
Investment property	318,514	318,514	-	-	-	-	-	-
Other assets	9,578	8,588	-	276	-	-	714 (1)	-
	1,627,619	327,102	-	13,381	46,850	411,831	714	827,741
2003								
Cash and cash equivalents	1,690	-	-	1,690	-	-	-	-
Securities portfolio contract	57,611	-	-	57,611	-	-	-	-
Other assets	316	316	-	-	-	-	-	-
	59,617	316	-	59,301	-	-	-	-

(1) Net interest rate swap receivable related to the fixed €210 million portion of the term loan financing the investment properties.

Liabilities			Within 1 year		1 to 5 years		Over 5 years	
Type	Total per	Non interest	Fixed	Variable	Fixed	Variable	Fixed	Variable

	consolidated balance sheet €'000	bearing liabilities €'000	%	%	%	%	%	%
2004								
CDO bonds payable	347,877	-	-	-	-	-	-	347,877
Bank loans	608,849	-	-	364,843	-	-	210,000	34,006
Repurchase agreements	197,584	-	-	197,584	-	-	-	-
Trade and other payables	266,887	266,887	-	-	-	-	-	-
	1,421,197	266,887	-	562,427	-	-	210,000	381,883
2003								
Trade and other payables	688	688	-	-	-	-	-	-
	688	688	-	-	-	-	-	-

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment. At 31 December 2004, the net unrealised gain on these contracts was approximately €0.28 million.

In connection with the Company's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

16. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case by case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Bank pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long term bank borrowing.

The gain or loss on measurement at fair value of both the hedged item and the interest rate swaps have been recognised in the statement of changes in equity to the extent that the swap is effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 December 2004 €000	31 December 2003 €000
Nominal amount	210,000	-
Pay rate	3.47%	-
Receive rate	3 Month Euribor	-
Remaining life	8.3 years	-
Fair value	713	-

17. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary

shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The Manager options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

18. SEGMENTAL REPORTING

The Company operates in one geographical segment, being Europe. The company has conducted business through three primary segments: asset backed securities, real estate related loans and investment properties.

Summary financial data of the Company's business segments is provided below:

For Year Ended 31 December 2004	Asset Backed Securities €'000	Real Estate Related Loans €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Gross revenues	28,502	284	344	-	29,130
Interest expense	(13,353)	-	(310)	-	(13,663)
Other operating expenses	(147)	-	(33)	(3,256)	(3,436)
Net profit	15,002	284	1	(3,256)	12,031

As at 31 December 2004	Asset Backed Securities €'000	Real Estate Related Loans €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Total assets	1,278,992	22,568	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	-	(266,234)	(2,501)	(1,421,197)
Minority interest	-	-	-	(2)	(2)
Net assets	126,530	22,568	54,650	2,672	206,420

The unallocated portion consists primarily of interest on short-term investments, general and administrative expenses, and management fees pursuant to the Management Agreement.

19. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns a 100% equity interest, are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Eurobarbican s.a.r.l.

Germany:

Shortwave Acquisition GmbH

L-Wave Grundstücksverwaltungsgesellschaft 29 GmbH

S-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
S-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
Longwave Acquisition GmbH
L-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 3 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 4 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 5 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 6 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 7 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 8 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 9 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 10 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 11 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 12 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 13 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 14 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 15 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 16 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 17 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 18 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 19 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 20 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 21 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 22 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 23 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 24 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 25 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 26 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 27 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 28 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 30 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 31 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 32 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 33 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 34 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 35 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 36 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 37 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 38 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 39 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 40 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 41 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 42 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 43 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 44 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 45 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 46 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 47 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 48 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 49 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 50 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 51 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 52 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 53 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 54 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 55 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 56 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 57 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 58 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 59 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 60 GmbH

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, and Eurocastle CDO III PLC which it consolidates in accordance with SIC 12.

20. SUBSEQUENT EVENTS

On 23 February 2005 the directors declared a fourth quarter 2004 interim dividend of €0.33 per share to all holders of shares on 2 March 2005, the record date. The total dividend payable on 11 March 2005 is €6.1 million.

The Annual General Meeting will be held on 19 April 2005.

21. COMPARATIVES

The Company commenced operations on 21 October 2003. As the Company's first period of operations is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period 8 August to 31 December 2003.

22. OTHER NOTES

The financial information set out in this announcement does not constitute the Company's audited accounts for the years ended 31 December 2004 or 31 December 2003. The financial information for the year ended 31 December 2003 is derived from the audited accounts for that year. The 31 December 2003 accounts contained an unqualified audit report.

A copy of the Annual Report and Financial Statements for the year ended 31 December 2004 will be posted to the shareholders in due course. Copies of this announcement can be obtained from Eurocastle Investment Limited, 5-10 Bolton Street, London, W1J 8BA.

EUROCASTLE INVESTMENT LIMITED

Financial Report for the three months ended 30 September 2004

Third Quarter Highlights

- Net earnings of €3.2 million, or €0.17 per share.
- Cumulative distributable income of €0.37 per share.
- Declared first quarterly dividend of €0.30 per share, payable on 5 November at an annualized dividend rate of €1.20 per share.
- Total assets increased 36% from €638.5 million to €869.0 million during the quarter.
- Established warehouse borrowing lines with an investment bank for acquiring our second and third asset backed securities portfolios.

Selected Financial Data (amounts in €'000, except share data and supplemental data)	**Three Months Ended 30 September 2004**	**Nine Months Ended 30 September 2004**
Operating Data		
Net profit	3,183	6,970
Earnings per share	0.17	0.49
Weighted average number of shares outstanding, diluted	18,943,733	14,302,043
	As of 30 September 2004 (Unaudited)	**As of 31st December 2003 (Audited)**
Balance Sheet Data		
Available for sale securities (includes cash to be invested)	858,192	-
Comprising:		
Commercial mortgage backed securities	*490,122*	-
Other asset backed securities	*354,582*	-
Restricted cash	*13,488*	-
Securities portfolio contract	-	57,611
Cash and cash equivalents	1,619	1,690
Total assets	868,961	59,617
Debt obligations	654,027	-
Shareholders' equity	203,315	58,929

Supplemental Total Real Estate and Other ABS Securities Data as of 30 September 2004	
Weighted average asset yield	4.25%
Weighted average liability cost	2.68%
Weighted average net spread	1.57%
Weighted average credit rating	BBB+
Weighted average asset credit spread (above Euribor)	2.07%
Percentage investment grade	88%
Number of securities	67

Chairman's Statement

Third Quarter Review

Eurocastle Investment Limited (LSE: ECT) reported net earnings for the third quarter ended 30 September 2004 of €3.2 million or €0.17 per share. As of 30 September 2004, the Company's stockholders' equity was €203.3 million or €11.01 per share.

Eurocastle's core business strategy is to invest in a diverse portfolio of moderately credit sensitive European real estate securities, real estate related assets and other European asset backed securities which we finance in a manner designed to match the terms of our assets and liabilities. In the quarter ended 30 September 2004, Eurocastle purchased approximately €259 million of asset backed securities.

We continue to find attractive opportunities to invest in the growing European ABS markets. The investment pipeline for the fourth quarter is expected to be strong, which is customary in the asset backed securities markets as originators seek to manage their balance sheets. With our current commitments and the expected investment pipeline, we anticipate being fully invested by year end.

Third Quarter 2004 Dividend

The board of directors of Eurocastle declared a dividend of €0.30 per share for the quarter ended 30 September 2004. The record date for this dividend will be 29 October 2004 and the payment date will be on 5 November 2004.

Our aim is to pay out all or substantially all of Eurocastle's earnings in the form of dividends to shareholders. Eurocastle intends to pay quarterly dividends to shareholders.

Third Quarter Investment Activity

In the third quarter of 2004, we purchased €258.7 million in face amount of real estate securities and other asset backed securities. The securities purchased had an average credit rating of BBB+ and an average credit spread above Euribor of 1.93%. Purchases of CMBS amounted to €130.1 million with an average spread of 1.77% and average rating of BBB+. Other ABS purchases amounted to €128.6 million with an average spread of 2.09% and average rating of BBB. The net increase in the face amount of securities during the quarter was €397.2 million which includes securities purchased under the terms of a securities portfolio contract with an investment bank.

Investment Portfolio

As of 30 September 2004, Eurocastle's total securities portfolio of €858.2 million included €490.1 million of commercial mortgage backed securities, €354.6 million of other asset backed securities and €13.5 million of restricted cash held within Eurocastle CDO I pending investment in additional real estate securities and other asset backed securities during the ramp-up period.

The securities portfolio is well diversified with 67 issues and an average life of 3.9 years; 95% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 35% in the UK, 30% in Italy, 11% in Germany and 6% in France. The average credit quality of the securities portfolio is BBB+, 88% of the securities are rated investment grade and the average investment size is €9 million. The weighted average credit spread was 2.07 % as of 30 September 2004. The weighted average credit spread represents the yield premium on our securities over Euribor.

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$10 billion of equity capital currently under management.

Conference Call

Management will conduct a conference call on Wednesday 20 October 2004 to review the Company's financial results for the quarter ended 30 September 2004. The conference call is scheduled for 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US (800) 762-6067 or International +1 (480) 629-9567 ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter 2004 Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 29 October 2004 by dialing US (800) 475-6701 or International +1 (320) 365-3844; please reference access code "751228."

Summary

We are pleased with our third quarter performance and the payment of our first dividend as a public company. We believe that reporting on a quarterly basis, as well as our dividend policy of paying out substantially all of our earnings, will provide transparency and discipline to our financial reporting process. We expect to be back in the capital markets in the first quarter of 2005 as our pipeline of investment opportunities continues to grow.

Thank you for your continued commitment and support.

Wesley R. Edens
Chairman and Chief Executive Officer

19 October 2004

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the Company to review the financial information for the three months ended 30 September 2004 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 September 2004.

Ernst & Young LLP
London

19 October 2004

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Notes	Unaudited Three Months Ended 30 September 2004 €'000	Unaudited Nine Months Ended 30 September 2004 €'000	8 August 2003 (Formation Date) to 31 December 2003 €'000
Operating income				
Interest income		9,020	11,784	50
Gain on securities portfolio contract	2,8	84	4,140	611
Loss on foreign currency translation		(230)	(280)	-
Total operating income		8,874	15,644	661
Operating expenses				
Interest expense		4,512	6,320	-
Other operating expenses	3	1,179	2,354	759
Total operating expenses		5,691	8,674	759
Net profit (loss)		3,183	6,970	(98)
Earnings per ordinary share (adjusted for share consolidation)				
Basic	10	0.17	0.49	(0.01)
Diluted	10	0.17	0.49	(0.01)
Weighted average ordinary shares outstanding (adjusted for share consolidation)				
Basic	11	18,463,670	14,140,801	11,857,670
Diluted	11	18,943,733	14,302,043	11,857,670

See notes to consolidated financial statements on page 8.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	Unaudited 30 September 2004 €'000	31 December 2003 €'000
Assets			
Cash and cash equivalents		1,619	1,690
Restricted cash	2	2,273	-
Securities portfolio contract	2,8	-	57,611
Asset backed securities, available for sale (includes cash to be invested)	2,4	858,192	-
Derivative assets	8	973	-
Other assets	5	5,904	316
Total assets		868,961	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 30 September 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	11	192,842	59,027
Net unrealised gain on available for sales securities	4	3,601	-
Accumulated profit (loss)		6,872	(98)
Total equity		203,315	58,929
Minority Interests		2	-
Liabilities			
CDO bonds payable	9	347,780	-
Repurchase agreements	6	146,683	-
Warehouse borrowings	9	159,564	-
Trade and other payables	7	11,617	688
Total liabilities		665,644	688
Total equity and liabilities		868,961	59,617

The financial statements were approved by the board of directors on 19 October 2004.

See notes to consolidated financial statements on page 8.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Unaudited Nine Months Ended 30 September 2004 €'000	8 August 2003 (Formation Date) to 31 December 2003 €'000
Cash Flows From Operating Activities		
Net profit (loss)	6,970	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	-	(611)
Unrealised gain on foreign currency contracts	(973)	-
Loss on foreign currency translation	55	
Accretion and amortisation	(359)	-
Shares granted to directors	72	-
Net change in operating assets and liablilities:		
Increase in restricted cash	(2,273)	
Increase in other assets	(5,591)	(113)
Increase in trade and other payables	10,930	688
Net cash flows used in operating activities	8,831	(134)
Cash Flows From Investing Activities		
Securities portfolio contract deposit	(59,000)	(57,000)
Repayment of securities portfolio contract deposit	119,388	-
Purchase of available for sale securities	(866,044)	-
Repayment of security principal	9,106	-
Net cash flows used in investing activities	(796,550)	(57,000)
Cash Flows From Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,745)	(261)
Proceeds from issuance of bonds	351,000	-
Costs related to issuance of bonds	(3,342)	-
Borrowings under repurchase agreement	146,683	-
Borrowings under warehouse credit facility	159,564	-
Payment of deferred financing costs	-	(203)
Net cash flows from financing activities	787,648	58,824
Net Increase/ (Decrease) in Cash and Cash Equivalents	(71)	1,690
Cash and Cash Equivalents, Beginning of Period	1,690	-
Cash and Cash Equivalents, End of Period	1,619	1,690

See notes to consolidated financial statements on page 8.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued Capital: Ordinary Shares (adjusted for share consolidation)	Issued Capital: Amount €'000	Net Unrealised Gains €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 8 August 2003 (Date of Formation)	-	-	-	-	-
Issuance of ordinary shares	11,857,670	59,288	-	-	59,288
Costs related to issuance of ordinary shares	-	(261)	-	-	(261)
Net loss	-	-	-	(98)	(98)
At 31 December 2003	11,857,670	59,027	-	(98)	58,929
Second capital call on existing shares	-	59,288	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	79,200
Costs related to issuance of ordinary shares on IPO	-	(4,745)	-	-	(4,745)
Issuance of ordinary shares to Directors	6,000	72	-	-	72
Net unrealized gain on available for sale securities	-	-	3,601	-	3,601
Net profit	-	-	-	6,970	6,970
At 30 September 2004	18,463,670	192,842	3,601	6,872	203,315

See notes to consolidated financial statements on page 8.

(amounts in tables in thousands)

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include investing in, financing and management of European real estate securities and other real estate related assets and other asset backed securities. The directors consider the Company to operate in a single business segment and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's board of directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as defined in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004 the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.5 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements". In preparing interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The Company commenced operations on 21 October 2003. As the Company's existence is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the single period 8 August to 31 December 2003.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments held for trading or available-for-sale purposes.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries drawn up to 30 September 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

At 30 September 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL held by outside parties has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. The Company consolidates CDO I, CDO II and CDO III as it retains the residual risks of ownership of these entities.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Securities Portfolio Contract

The securities portfolio contract described in Note 8 qualifies as a derivative financial instrument held for trading purposes under IASB rules. Derivative financial instruments held for trading purposes are carried at fair value, which includes valuation allowances for instruments for which liquid markets do not exist. Changes in the fair value of derivative financial instruments held for trading purposes are recorded as unrealized gains or losses in the income statement. During the quarter ended 30 September 2004 the Company exercised its option to purchase all of the securities held under the contract realising total gains of €4.8 million.

Available For Sale Securities

All investments in available-for-sale securities are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments which are classified as available-for-sale are measured at fair value. The fair value of these securities is estimated by obtaining counterparty quotations. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Securities available-for-sale which are owned directly by the consolidated special purpose vehicles as shown separately in Note 4.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Interest income is recognized as the interest accrues (based on the effective yield of the asset).

Income Tax
The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitization companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are retranslated at the historical exchange rate and all differences are recognized in equity.

Forward Exchange Contracts

The Company has entered into forward exchange contracts in connection with its foreign currency denominated investments. These contracts, which do not qualify for special hedge accounting under IAS 39, are initially recorded at cost, being the fair value of the consideration given. Subsequently, these contracts are measured and carried at fair value with the resulting gain or loss recorded in current earnings.

3. OTHER OPERATING EXPENSES

	Unaudited Three Months Ended 30 September 2004 €'000	Unaudited Nine Months Ended 30 June 2004 €'000	8 August 2003 (Formation) Date) to 31 December 2003 €'000
Professional fees	217	614	484
Management fees	729	1,370	257
Other	233	370	18
	1,179	2,354	759

4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 September 2004 which have been marked to fair value through equity pursuant to IAS 39. Unrealized losses that are considered other than temporary are recognized currently in income. There were no such losses incurred from incorporation to 30 September 2004.

			Gross Unrealised			Weighted Average				
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	186,945	186,682	1,137	(7)	187,812	BBB+	4.09%	4.11%	4.14
Other ABS	204,434	202,958	1,769	(223)	204,504	BBB+	4.17%	4.34%	4.31
Subtotal - Portfolio I	391,379	389,640	2,906	(230)	392,316	BBB+	4.13%	4.23%	4.23
Portfolio II									
CMBS	64,189	63,608	152	(105)	63,655	BB+	4.94%	4.91%	4.76
Other ABS	48,038	48,277	151	(15)	48,413	BBB	3.98%	3.92%	5.81
Subtotal - Portfolio II	112,227	111,885	303	(120)	112,068	BBB-	4.53%	4.48%	5.21
Portfolio III									
CMBS	88,332	88,743	270	(67)	88,946	BBB+	4.77%	4.66%	3.55
Other ABS	81,950	80,524	941	(100)	81,365	BBB	4.50%	4.22%	3.51
Subtotal - Portfolio III	170,282	169,267	1,211	(167)	170,311	BBB	4.64%	4.45%	3.53
Total Portfolios I to III	673,888	670,792	4,420	(517)	674,695	BBB	4.33%	4.33%	4.22
Other securities									
CMBS	150,698	149,832	354	(477)	149,709	AA-	3.40%	3.62%	2.61
Other ABS	20,500	20,479	-	(179)	20,300	A-	3.60%	6.56%	4.41
Total other securities	171,198	170,311	354	(656)	170,009	A+	3.42%	3.97%	2.83
	845,086	841,103	4,774	(1,173)	844,704	BBB+	4.14%	4.25%	3.94

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The Carrying Value in the table above excludes restricted cash of €13.5 million included in Portfolio I pending its investment in additional CMBS and other ABS during the ramp-up period.

The securities denoted Portfolio I is encumbered by the CDO I securitization (Note 8). The securities denoted by Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorized as other above were encumbered by repurchase agreements (Note 6) as at 30 September 2004.

5. OTHER ASSETS

	Unaudited 30 September 2004 €'000	31 December 2003 €'000
Interest receivable	5,465	-
Deferred financing costs	50	203
Prepaid insurance	389	111
Other assets	-	2
	5,904	316

Deferred financing costs represent costs associated with the issuance of a collateralized debt obligation. These costs have been offset against the proceeds of the issuance.

6. REPURCHASE AGREEMENTS

In February 2004, the Company entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread. The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €146.7 million and 2.382%, respectively at 30 September 2004.

7. TRADE AND OTHER PAYABLES

	Unaudited 30 September 2004 €'000	31 December 2003 €'000
Unsettled security purchases	9,717	-
Interest payable	1,312	-
Due to affiliates	260	381
Accrued expenses	328	307
	11,617	688

8. DERIVATIVE FINANCIAL INSTRUMENTS

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the 'Bank') whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In July 2004 the Company exercised its right to purchase the securities. The fair value of the contract was calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million. The unrealized gain on the securities portfolio contract at 31 December 2003 was approximately €0.61 million.

Under the terms of the securities contract the Company was exposed to market risk on the underlying securities as, should the intended securitization of such assets not be consummated, the Company would be required to either purchase the securities or pay the loss realized on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

In connection with the Company's purchase of its available-for-sale securities, the Company has entered into forward foreign currency exchange contracts. IAS 39 requires the Company to record any unrealized gain or loss on these contracts in current earnings. At 30 September 2004, the net unrealized gain on these contracts was approximately €1.0 million. The fair value of these contracts, which has been recorded in derivative liabilities on the balance sheet, has been calculated based on information obtained from an independent market data source.

9. Bonds and Loans Payable

CDO Bonds

The following table presents certain information regarding Eurocastle's debt obligations of Eurocastle CDO I as of 30 September 2004 (euros in thousands):

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,780	2.718%	7.86

Warehouse Borrowings

In July 2004, through its newly created subsidiaries CDO II and CDO III, the Company exercised its option to purchase the securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are being financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitization transactions ("CDO II" and "CDO III"). Although, the Company currently anticipates completing CDO II and CDO III in the near term, there is no assurance that CDO II and CDO III will be consummated or on what terms they will be consummated.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The total amounts drawn under the facility and the related weighted average financing cost was €159.6 million and 2.89%, respectively at 30 September 2004.

10. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of ordinary share equivalents during the period.

The Company's ordinary share equivalents outstanding during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

11. SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. As a result, the Company's total gross capital was approximately €197.85 million. Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Three Months Ended 30 September 2004	8 August 2003 (Formation Date) to 31 December 2003
Weighted average number of ordinary shares, outstanding basic	18,463,670	11,857,670
Dilutive effect of ordinary share options	480,063	-
Weighted average number of ordinary shares outstanding, diluted	18,943,733	11,857,670

12. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee of 1.5% of the gross equity of the Company, as defined in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortization on real estate property (and excluding accumulated depreciation and amortization from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 30 September 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.3 million and €0.4 million respectively, were due to the Manager.

13. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the board of directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The Manager options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

14. SUBSEQUENT EVENTS

On 19 October the directors declared a third quarter 2004 interim dividend of €0.30 per share to all holders of shares on 29 October 2004, the record date. The total dividend payable on 5 November 2004 is €5.5 million.

EUROCASTLE INVESTMENT LIMITED

Interim Results for Half Year 2004

Half Year Highlights

- IPO completed in June 2004, raising net proceeds of approximately €75 million
- Net profit of €3.78 million, or €0.32 per share, despite having a significant amount of uninvested cash during the six month period
- On track to pay quarterly dividends at annualized dividend rate of €1.20 per share
- Total assets increased by €579 million to €639 million
- Diversified securities portfolio with average investment grade rating of BBB+
- Issued €400 million of non-recourse debt in our first term financing

Selected Financial Data (amounts in €'000, except share data and supplemental data)	Unaudited Half Year to 30 June 2004	8 August 2003 (Date of Formation) to 31 December 2003
Operating Data		
Net profit / (loss)	3,786	(98)
Earnings per share	0.32	(0.01)
Weighted average number of shares outstanding, diluted	11,955,615	11,857,670
Balance Sheet Data		
Available for sale securities	506,355	-
Comprising:		-
Real estate backed securities	*284,498*	
Other asset backed securities	*161,185*	
Restricted cash	*60,672*	
Securities portfolio contract	51,542	57,611
Cash and cash equivalents	76,285	1,690
Total assets	638,529	59,617
Debt obligations	439,717	-
Shareholders' equity	196,433	58,929

Supplemental Total Real Estate and Other ABS Securities Data as of June 30, 2004	
Weighted average asset yield	4.096%
Weighted average liability cost	2.676%
Weighted average net spread	1.420%
Weighted average credit rating	BBB+
Weighted average asset credit spread	1.97%
Percentage investment grade	95%
Number of securities	48

Chairman's Statement

Half Year Review

Eurocastle Investment Limited (LSE: ECT) reported that net profit for first half of 2004 was €3.78 million or €0.32 per share. As of 30 June 2004, the total book value of the Company's stockholders' equity was €196.4 million or €10.64 per share.

Eurocastle successfully completed its initial public offering on 29 June 2004 with a net capital raise of approximately €75 million, despite difficult equity markets in Europe. Eurocastle's core business strategy is to invest in a diverse portfolio of moderately credit sensitive European real estate securities and real estate related assets and other European asset backed securities that we finance in a manner designed to match the terms of our assets and liabilities.

Eurocastle will seek to deliver stable dividends and attractive risk adjusted returns to stockholders through prudent asset selection and the use of innovative financing structures, which reduce interest rate, refinancing and currency risks. In the first half of the year, Eurocastle purchased approximately €450 million of securities and issued its first term financing.

Since the IPO, we have acquired approximately €340 million of securities. Significant investment opportunities exist in the growing European ABS markets, which continue to fuel the deployment of our capital.

European ABS Market

Eurocastle was formed in August 2003 to capitalise on growth in the European asset backed securities market. The European ABS market has grown rapidly, with compounded annual growth in new issuance of 28 percent since 1996, and new issuance reaching US $197 billion in 2003. A key characteristic of the market over time has been the low volatility in spreads and ratings relative to other European financial markets. European real estate backed securities (CMBS and RMBS) represent by far the largest component of the European ABS market, accounting for 73 percent of all new ABS issuance in 2004 to date.

Investment Portfolio

As of 30 June 2004, Eurocastle's total securities portfolio of €506 million included €284 million of mortgage backed securities, €161 million of other asset backed securities and €61 million of restricted cash held within Eurocastle CDO I pending investment in additional real estate and other asset backed securities during the ramp-up period. The securities portfolio is well diversified with 48 issues; 96% are floating-rate securities with an average life of 3.7 years. The portfolio is geographically diversified with 30% in UK, 20% in Italy 13% in Germany and 9% in France. The average credit quality of the securities portfolio was BBB+, 95% of the securities were rated investment grade and the average investment size was €8 million. The weighted average credit spread was 1.97% as of 30 June 2004. The weighted average credit spread represents the yield premium on our securities over EURIBOR. The Company continually monitors the credit and return profile of its securities portfolio and will opportunistically buy and sell securities as part of its asset management discipline. Eurocastle's financing structures are designed to offer flexibility to enable us to successfully manage the credit and yield profile of our portfolio.

Investment Activity

The investment pipeline remained strong with approximately €125 billion of CMBS and RMBS new issuance in the first half of 2004, representing a 30% increase over the first half of 2003. Credit spreads have continued to tighten in the investment grade credit market. BBB spreads are 50 to 75 basis points tighter than a year ago for established investment bank sponsored CMBS programmes while BB are relatively stable.

In the first half of 2004, we purchased approximately €450 million in face amount of real estate securities and other asset backed securities with an average credit rating of BBB+. In addition, the Company has acquired exposure to €151 million in face amount of real estate securities and other asset backed securities through a securities portfolio contract with a major investment bank.

Since 30 June 2004, we have purchased approximately €340 million of investments. We continue to have a strong pipeline of investments and expect to be fully invested by year end.

Financing Activity

On 8 June 2004, we completed a €400 million non-recourse debt offering issued by Eurocastle CDO I and Eurocastle CDO I plc (the "CDO"). The issue consists of €372 million face amount of investment grade senior and mezzanine bonds and €28 million face amount of non-investment grade mezzanine and subordinated bonds. The Company retained €21 million face amount of the investment grade mezzanine bonds as well as all of the non-investment grade bonds. As at 30 June, the CDO has an expected weighted average life of 4 years.

To date, Eurocastle has acquired approximately 97% of the collateral that ultimately will secure the CDO. Upon completion, the Company expects the total collateral value to be approximately €400 million. The collateral currently consists of 45% commercial mortgage backed securities (CMBS), 9% residential mortgage backed securities (RMBS) and 46% other asset backed securities. The completed portfolio is expected to have a weighted average credit rating of BBB and an expected weighted average life of 4 years.

This financing reflects Eurocastle's core business strategy of investing in asset-backed securities and financing these investments to term with match-funded debt structures.

Our Manager

Eurocastle is externally managed by Fortress Investment Group LLC with a team based in London dedicated to Eurocastle. Fortress is a global alternative investment and asset management firm with approximately US$8 billion of equity capital currently under management. Fortress was founded in 1998, and currently employs, together with its affiliates, over 200 people. Fortress is headquartered in New York and its affiliates have offices in London, Rome, Frankfurt and Geneva.

In the United States, Fortress manages Newcastle Investment Corp. (NYSE ticker: NCT), a publicly traded real estate investment and finance company, which invests in US real estate securities and other real estate assets using a similar investment and financing strategy to those of the Company. As at 30 June 2004, Newcastle had a market capitalization of over US$1 billion.

Dividend policy

Eurocastle intends to pay quarterly dividends to shareholders. Our aim is to pay out all or substantially all of Eurocastle's earnings in the form of dividends to shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company). The aggregate dividend for the 12 month period following the Company's initial public offering on 29 June 2004 is currently anticipated to be €1.20 per share.

Conference Call

Management will conduct a conference call on 19 August 2004 to review the Company's financial results for the period ended 30 June 2004. The conference call is scheduled for 4:00 P.M. London time (11:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US (800) 288-9626 or International (612) 288-0329 ten minutes prior to the scheduled start of the call; please reference "Eurocastle First Half 2004 Interim Report Call."

For those who are not available to listen to the live call, a replay will be available until Monday, September 27, 2004 by dialing US (800) 475-6701 or International (320) 365-3844; please reference access code "743363."

Summary

We are pleased with our performance during our first year of operations. We believe in the strength of our business plan and our ability to provide stable dividends and transparency to our shareholders. With a solid investment pipeline, we are well-positioned to achieve long-term growth and look forward to our future as a public company.

Thank you for your continued commitment and support.

Wesley R. Edens
Chairman and Chief Executive Officer

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Cash Flows Statements, Consolidated Statements of Changes in Equity and the related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London

18 August 2004

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the six months ended 30 June 2004

	Notes	Unaudited Half Year to 30 June 2004 €'000	8 August 2003 (Date of Formation) to 31 December 2003 €'000
Operating income			
Interest income		2,763	50
Unrealised gain on securities portfolio contract	2,8	4,056	611
Loss on foreign currency translation		(50)	-
Total operating income		6,769	661
Operating expenses			
Interest expense		1,808	-
Other operating expenses	3	1,175	759
Total operating expenses		2,983	759
Net profit (loss)		3,786	(98)
Earnings per ordinary share (adjusted for share consolidation)			
Basic	10	0.32	(0.01)
Diluted	10	0.32	(0.01)
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	11	11,930,263	11,857,670
Diluted	11	11,955,615	11,857,670

See notes to consolidated financial statements on page 12.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At 30 June 2004

	Notes	Unaudited Half Year to 30 June 2004 €'000	8 August 2003 (Date of Formation) to 31 December 2003 €'000
Assets			
Cash and cash equivalents		76,285	1,690
Restricted cash	2	1,381	-
Securities portfolio contract	2,8	51,542	57,611
Asset backed securities, available for sale	2,4	506,355	-
Derivative assets	8	37	-
Other assets	5	2,929	316
Total assets		638,529	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 30 June 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	11	193,354	59,027
Net unrealised loss on available for sales securities	4	(609)	-
Accumulated profit (loss)		3,688	(98)
Total equity		196,433	58,929
Minority Interests		2	-
Liabilities			
CDO bonds payable	9	347,693	-
Repurchase agreements	6	92,024	-
Trade and other payables	7	2,377	688
Total liabilities		442,094	688
Total equity and liabilities		638,529	59,617

The financial statements were approved by the board of directors on 18 August 2004.

See notes to consolidated financial statements on page 12.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended 30 June 2004

	Unaudited Half Year to 30 June 2004 €'000	8 August 2003 (Date of Formation) to 31 December 2003 €'000
Cash Flows From Operating Activities		
Net profit (loss)	3,786	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	(4,056)	(611)
Unrealised gain on foreign currency contracts	(37)	-
Loss on foreign currency translation	89	
Accretion and amortisation	(171)	-
Shares granted to directors	72	-
Net change in operating assets and liablilities:		
Increase in restricted cash	(1,381)	
Increase in other assets	(2,616)	(113)
Increase in trade and other payables	1,690	688
Net cash flows used in operating activities	(2,624)	(134)
Cash Flows From Investing Activities		
Securities portfolio contract deposit	(59,000)	(57,000)
Repayment of securities portfolio contract deposit	69,125	-
Purchase of available for sale securities	(507,529)	-
Repayment of security principal	568	-
Net cash flows used in investing activities	(496,836)	(57,000)
Cash Flows From Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,233)	(261)
Proceeds from issuance of bonds	351,000	-
Costs related to issuance of bonds	(3,342)	
Borrowings under repurchase agreement	94,261	-
Repayments under repurchase agreement	(2,119)	-
Payment of deferred financing costs	-	(203)
Net cash flows from financing activities	574,055	58,824
Net Increase in Cash and Cash Equivalents	74,595	1,690
Cash and Cash Equivalents, Beginning of Period	1,690	-
Cash and Cash Equivalents, End of Period	76,285	1,690

See notes to consolidated financial statements on page 12.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	---------Issued Capital--------				
	Ordinary Shares (adjusted for share consolidation)	**Amount €'000**	**Net Unrealised Gains (Losses) €'000**	**Accumulated Profit (Loss) €'000**	**Total Equity €'000**
At 8 August 2003 (Date of Formation)	-	-	-	-	-
Issuance of ordinary shares	11,857,670	59,288	-	-	59,288
Costs related to issuance of ordinary shares	-	(261)	-	-	(261)
Net loss	-	-	-	(98)	(98)
At 31 December 2003	11,857,670	59,027	-	(98)	58,929
Second capital call on existing shares	-	59,288	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	79,200
Costs related to issuance of ordinary shares on IPO	-	(4,233)	-	-	(4,233)
Issuance of ordinary shares to Directors	6,000	72	-	-	72
Net unrealised loss on available for sale securities	-	-	(609)	-	(609)
Net profit	-	-	-	3,786	3,786
At 30 June 2004	18,463,670	193,354	(609)	3,688	196,433

See notes to consolidated financial statements on page 12.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(amounts in tables in thousands)

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced it operations on 21 October 2003. The principal activities of the Company include investing in, financing and management of European securities and other asset backed securities. The directors consider the Company to operate in a single business segment and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's board of directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as defined in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of € 1 each. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004 the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.97 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements". In preparing interim financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The Company commenced operations on 21 October 2003. As the Company's existence is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period 8 August to 31 December 2003.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of financial instruments held for trading or available-for-sale purposes.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries drawn up to 30 June 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

At 30 June 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL held by outside parties has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. The Company consolidates CDO I as it retains the residual risks of ownership.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Securities Portfolio Contract

The securities portfolio contract described in Note 8 qualifies as a derivative financial instrument held for trading purposes under IASB rules. Derivative financial instruments held for trading purposes are carried at fair value, which includes valuation allowances for instruments for which liquid markets do not exist. Changes in the fair value of derivative financial instruments held for trading purposes are recorded as unrealized gains or losses in the income statement. During the six months ended 30 June 2004, a net unrealized gain of approximately €4.06 million (8 August to 31 December 2003 €0.61 million) was recorded on the securities portfolio contract. The determination of the fair value of the securities portfolio contract is based on dealer price quotations.

Available For Sale Securities

All investments in available-for-sale securities are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments which are classified as available-for-sale are measured at fair value. The fair value of these securities is estimated by obtaining counterparty quotations. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income.

Securities available-for-sale which are owned directly by the consolidated special purpose vehicles are shown separately in Note 4 (as "CDO securities, available-for-sale") from those securities owned directly by the Company.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Interest income is recognized as the interest accrues (based on the effective yield of the asset).

Income Tax

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitization companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are retranslated at the historical exchange rate and all differences are recognized in equity.

Forward Exchange Contracts

The Company has entered into forward exchange contracts in connection with its foreign currency denominated investments. These contracts, which do not qualify for special hedge accounting under IAS 39, are initially recorded at cost, being the fair value of the consideration given. Subsequently, these contracts are measured and carried at fair value with the resulting gain or loss recorded in current earnings.

3. OTHER OPERATING EXPENSES

	Unaudited Half Year to 30 June 2004 €'000	8 August 2003 (Date of Formation) to 31 December 2003 €'000
Professional fees	397	484
Management fees	641	257
Other	137	18
	1,175	759

4. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 June 2004 which have been marked to fair value through equity pursuant to IAS 39. Unrealized losses that are considered other than temporary are recognized currently in income. There were no such losses incurred from incorporation to 30 June 2004.

CDO Securities available for sale	Current Face € '000	Unamortised (premium) / discount € '000	Amortised cost € '000	Gains € '000	Losses € '000	Carrying Value € '000	S&P	Coupon	Yield	Weighted Average Maturity (Years)
CMBS	165,548	(110)	165,658	367	(33)	165,992	BBB+	4.029%	4.036%	4.01
RMBS	32,250	(96)	32,346	28	(4)	32,370	BBB	3.946%	3.866%	3.64
CLO	52,500	(1,082)	53,582	132	(22)	53,692	BBB+	5.162%	4.148%	4.41
NPL	48,000	2,369	45,631	184	(72)	45,743	BBB+	4.005%	5.414%	3.10
WBS	12,000	0	12,000	0	0	12,000	BBB	3.554%	3.520%	5.00
Other ABS	33,885	205	33,679	0	(20)	33,659	A-	3.247%	3.534%	4.46
*	344,183	1,286	342,896	711	(151)	343,456	BBB+	4.097%	4.162%	3.99
Other Securities available for sale										
CMBS	87,477	180	87,297	60	(1,221)	86,136	A-	3.157%	3.598%	2.28
NPL	5,000	174	4,826	(26)	0	4,800	A	3.413%	4.795%	2.29
WBS	11,183	(89)	11,273	18	0	11,291	BB	5.713%	5.624%	5.40
	103,660	265	103,396	52	(1,221)	102,227	BBB+	3.445%	3.875%	2.62
Total										
CMBS	253,025	70	252,955	427	(1,254)	252,128	BBB+	3.727%	3.885%	3.41
RMBS	32,250	(96)	32,346	28	(4)	32,370	BBB	3.946%	3.866%	3.64
CLO	52,500	(1,082)	53,582	132	(22)	53,692	BBB+	5.162%	4.148%	4.41
NPL	53,000	2,543	50,457	158	(72)	50,543	BBB+	3.949%	5.355%	3.02
WBS	23,183	(89)	23,273	18	0	23,291	BBB-	4.595%	4.535%	5.19
Other ABS	33,885	205	33,679	0	(20)	33,659	A-	3.247%	3.534%	4.46
	447,843	1,551	446,292	763	(1,372)	445,683	BBB+	3.946%	4.096%	3.67

* Carrying value excludes restricted cash of €60.7 million included in CDO Securities pending its investment in additional CDO securities during the ramp-up period.

5. OTHER ASSETS

	Unaudited 30 June 2004 €'000	31 December 2003 €'000
Interest receivable	2,876	-
Deferred financing costs	-	203
Prepaid insurance	47	111
Other assets	6	2
	2,929	316

Deferred financing costs represent costs associated with the issuance of a collateralized debt obligation. These costs have been offset against the proceeds of the issuance.

6. REPURCHASE AGREEMENTS

In February 2004, the Company entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread. The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €92 million and 2.312%, respectively at 30 June 2004.

7. TRADE AND OTHER PAYABLES

	Unaudited 30 June 2004 €'000	31 December 2003 €'000
Interest payable	1,098	-
Due to affiliates	160	381
Accrued expenses	1,119	307
	2,377	688

8. DERIVATIVE FINANCIAL INSTRUMENTS

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the 'Bank') whereby the Bank would purchase European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company has paid a deposit to the Bank. The fair value of the contract is calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 30 June 2004 and 31 December 2003 was approximately €51.54 million and €57.6 1 million respectively. The unrealized gains on the securities portfolio contract at 30 June 2004 and 31 December 2003 was approximately €4.06 million and €0.61 million respectively.

The Company is exposed to market risk on the underlying securities as, should the intended securitization of such assets not be consummated, the Company would be required to either purchase the securities or pay the loss realized on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

In connection with the Company's purchase of its available-for-sale securities, the Company has entered into forward foreign currency exchange contracts. IAS 39 requires the Company to record any unrealized gain or loss on these contracts in current earnings. At 30 June 2004, the net unrealized gain on these contracts was approximately €37 thousand. The fair value of these contracts, which has been recorded in derivative liabilities on the balance sheet, has been calculated based on information obtained from an independent market data source.

9. CDO Bonds Payable

The following table presents certain information regarding Eurocastle's debt obligations of Eurocastle CDO I as of 30 June 2004 (euros in thousands):

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
Class A	AAA	338,000	334,816	2.755%	6.87
Class B	AA	13,000	12,877	3.207%	9.43
		351,000	347,693	2.771%	6.96

10. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of ordinary share equivalents during the period.

The Company's ordinary share equivalents outstanding during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

11. SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. As a result, the Company's total gross capital was approximately €197.85 million. Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited 30 June 2004	8 August 2003 (Date of Formation) to 31 December 2003
Weighted average number of ordinary shares, outstanding basic	11,930,263	11,857,670
Dilutive effect of ordinary share options	25,352	-
Weighted average number of ordinary shares outstanding, diluted	11,955,615	11,857,670

12. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee of 1.5% of the gross equity of the Company, as defined in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortization on real estate property (and excluding accumulated depreciation and amortization from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 30 June 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million respectively, were due to the Manager.

13. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the board of directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The Manager options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

14. SUBSEQUENT EVENTS

In July 2004, through its newly created subsidiaries, the Company exercised its option to purchase the securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, will be financed and held in a custody account by the bank. The Company intends to use this credit facility as a means of accumulating securities intended to be used in future securitization transactions ("CDO II" and "CDO III"). Although, the Company currently anticipates completing CDO II and CDO III in the near term, there is no assurance that CDO II and CDO III will be consummated or on what terms they will be consummated.

EUROCASTLE INVESTMENT LIMITED

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

Eurocastle to Seek London Listing

• 7 June 2004

Eurocastle Investment Limited ("Eurocastle") is a Guernsey investment company which invests primarily in European real estate related asset-backed securities. Eurocastle is managed by Fortress Investment Group and has announced plans to float on the London Stock Exchange.

Morgan Stanley and Bear Stearns International Limited have been appointed to advise Eurocastle in connection with the proposed listing which is expected to be completed in July 2004.

For further information please contact:
Lilly H. Donohue
Fortress
+1 212 798-6118

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities. Eurocastle is managed by Fortress Investment Group LLC.

About Fortress

Fortress Investment Group LLC is a global alternative investment and asset management firm with approximately $6.8 billion of capital currently under management. Fortress was founded in 1998, and today employs over 200 people. Fortress is headquartered in New York and it and its affiliates have offices in London, Rome, Frankfurt and Geneva.

The contents of this announcement, which have been prepared by and are the sole responsibility of Eurocastle, have been approved by Morgan Stanley & Co. International Limited and Bear Stearns International Limited solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Morgan Stanley & Co. International Limited (acting as Sponsor) and Morgan Stanley Securities Limited and Bear Stearns International Limited (acting as Global Co-ordinator), are acting for Eurocastle and no one else in connection with the proposed offering and will not be responsible to anyone other than Eurocastle for providing the protections afforded to their respective clients or for providing advice in relation to the proposed offering or any other matter referred to herein.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in Eurocastle should only be made on the basis of information contained in the listing particulars to be issued in due course and any supplements thereto. The listing particulars will contain certain detailed information about Eurocastle and its management, as well as financial statements and other financial data.

This document is not an offer of securities for sale in the United States. The securities discussed herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. No public offering of the securities discussed herein is being made in the United States. Eurocastle is not, and will not be, registered under the US Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act. This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States.

EUROCASTLE INVESTMENT LIMITED

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

PRESS RELEASE

London 14 June 2004

Eurocastle launches IPO

Eurocastle Investment Limited ("Eurocastle" or the "Company"), a Guernsey investment company which invests primarily in European real estate related asset-backed securities and is managed by Fortress Investment Group ("Fortress"), has announced the launch of a global offer of shares to raise approximately €75 million and the listing of the Company on the London Stock Exchange. The global offer will be made to certain institutional and other sophisticated investors.

Eurocastle is floating to provide a public market for the Company's shares and to raise proceeds to invest in target investments to continue to grow and further diversify its investment portfolio.

Eurocastle invests primarily in real estate securities, other asset backed securities and other real estate related assets in Europe. As of 8 June 2004, Eurocastle owned a €532 million diversified portfolio of investments with a weighted average credit rating of BBB. The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns by locking in the difference between the yield on investments and the cost of financing these investments and optimising such difference over the life of the investment. Underpinning the Company's investment activities is prudent asset selection and the use of match-funded structures intended to reduce interest rate, refinancing and currency risks. Eurocastle currently seeks to achieve its match-funded objectives by employing a Collateralised Debt Obligation ("CDO") structure. On 8 June 2004, the Company completed it's first such CDO financing.

The manager of the Company, Fortress also manages Newcastle Investment Corporation ("Newcastle"), a successful NYSE-listed US Real Estate Investment Trust with a similar business model but focused on the US market. As of 11 June 2004, Newcastle had a market capitalization of US$1.0 billion.

Prior to the offering, Fortress and its employees owned approximately 11 per cent. of the equity of Eurocastle.

Morgan Stanley has been appointed Sponsor, Global Coordinator and Bookrunner and *Bear Stearns International Limited* has been appointed as Co-lead manager.

Highlights

- The indicative price range has been set between € 11.50 and € 13.50 per share, valuing Eurocastle's ordinary equity prior to the offering at €136 million to €160 million (or €12.50 per share and €148 million at the mid point of the pricing range)
- The offering is a global offering to raise approximately €75 million gross based on the mid-point of the pricing range (excluding the over-allotment option)
- Eurocastle is offering 6.0 million shares, or 6.6 million shares if the overallotment option of up to 0.6 million shares is exercised in full
- Prospective aggregate dividend of €1.20 per share, or 9.6% yield at the mid-point of the pricing range for the period July 2004 ending July, 2005; this is not a profit forecast
- The final offer price will be determined through a book-building process and is expected to be announced in late June
- Subject to market conditions, admission to the Official List of the UK Listing Authority and trading on the London Stock Exchange's market for listed securities is expected to commence shortly thereafter
- The Company and all of its existing shareholders are subject to a lock-up of 180 days from admission
- An institutional road-show commences today 14 June

Commenting on today's announcement, Wes Edens, president of Fortress and Chairman of Eurocastle, said:

"We are exited about the business opportunity in Europe and we are looking forward to giving additional investors an opportunity to participate in this stage of Eurocastle's growth"

For further information please contact:

Fortress
Lilly H. Donohue
+1 212 798-6118

Morgan Stanley
Struan Robertson
+44-20-7425-5712

Bear Stearns

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities. Eurocastle is managed by Fortress Investment Group LLC.

About Fortress

Fortress Investment Group LLC is a global alternative investment and asset management firm with approximately $6.8 billion of capital currently under management. Fortress was founded in 1998, and today employs over 200 people. Fortress is headquartered in New York and it and its affiliates have offices in London, Rome, Frankfurt and Geneva.

About Newcastle

Newcastle Investment Corporation's is a successful US Real Estate Investment Trust with a business model similar to that of Eurocastle, but primarily focused on US real estate related asset-backed securities. Newcastle, which floated in 2002, is listed on the NYSE and is also managed by Fortress. At 11 June 2004, Newcastle had a market capitalization of $1.0 billion.

The contents of this announcement, which have been prepared by and are the sole responsibility of Eurocastle, have been approved by Morgan Stanley & Co. International Limited solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Morgan Stanley & Co. International Limited (acting as Sponsor) and Morgan Stanley Securities Limited (acting as Global Co-ordinator),and Bear Stearns International Limited (acting as Co-lead Manager) are acting for Eurocastle and no one else in connection with the proposed offering and will not be responsible to anyone other than Eurocastle for providing the protections afforded to their respective clients or for providing advice in relation to the proposed offering or any other matter referred to herein.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in Eurocastle should only be made on the basis of information contained in the listing particulars to be issued in due course and any supplements thereto. The listing particulars will contain certain detailed information about Eurocastle and its management, as well as financial statements and other financial data.

This document is not an offer of securities for sale in the United States. The securities discussed herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. No public offering of the securities discussed herein is being made in the United States. Eurocastle is not, and will not be, registered under the US Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act. This announcement

and the information contained herein is not for publication, distribution or release in, or into, the United States.

Stabilisation/FSA

securities discussed herein have not been and will not be registered under the US Securities Act of 1933, as amended (the 'US Securities Act'), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. No public offering of the securities discussed herein is being made in the United States. Eurocastle is not, and will not be, registered under the US Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act. This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States.

The contents of this announcement include statements that are, or may deemed to be 'forward-looking statements'. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ' believes', 'estimates', 'anticipates', 'expects', 'intends', 'may', 'will' or ' should'. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Eurocastle's actual results and performance may differ materially from the impression created by the forward-looking statements. Eurocastle undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law/or regulation (including the Listing Rules).

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

Lilly Donohue	Markus Goegele	Robert Kauffman
Fortress Investment Group	Citigate Demuth	Fortress Investment Group
Tel +1-212-798-6118	Tel +49-69-170071-22	Tel +44-207-2905608

Eurocastle Announces Real Estate Transaction with Deutsche Bank

London. 24 December 2004 – Eurocastle Investment Limited (LSE: ECT), an investment company managed by Fortress Investment Group LLC, today announced the acquisition of a portfolio of 109 properties from Deutsche Bank AG for approximately Euro 300 million. The properties predominately consist of office buildings and are largely occupied by Deutsche Bank. The bank will continue to occupy most of their current space on a medium to long-term basis.

The properties, totaling 300,000 square meters of leasable space, are located in 90 cities and towns throughout Germany. The assets are generally in city center pedestrian areas and we believe that each of the properties is among the best-located and highest quality assets in their respective markets.

Wesley R. Edens, Eurocastle's Chief Executive Officer, commented "We are excited to complete this sale leaseback transaction with Deutsche Bank, one of the leading financial service companies in the world. This investment opportunity allows us to fully deploy the capital we raised in our IPO and generate attractive risk adjusted returns for our shareholders."

Mr. Edens added, "This is a long-term investment for Eurocastle and reflects our interest in Germany as well as other opportunities in Western Europe to acquire real estate leased to high credit tenants."

Eurocastle Investment Limited is a publicly traded investment company listed on the London Stock Exchange that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC.

Fortress Investment Group LLC is a global alternative investment and asset management firm founded in 1998 with over $11 billion in equity capital currently under management. Fortress invests capital on behalf of major US and European pension funds, institutional investors and high net worth individuals. The firm is headquartered in New York, and has affiliates with offices in London, Frankfurt, Rome and Geneva.

EUROCASTLE INVESTMENT LIMITED

Contact:

Lilly H. Donohue
Director of Investor Relations
212-798-6118

FOR IMMEDIATE RELEASE

Eurocastle to Announce Fourth Quarter Earnings on 23 February 2005

London. 23 February 2005 – Eurocastle Investment Limited (LSE: ECT) announced that it will release fourth quarter financial results for the period ended 31 December 2004 after close of business today. In addition, management will host an earnings conference call tomorrow, 24 February 2005 at 1:30 P.M. London time (8:30 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US 1-888-428-4473 or International +1-612-332-0923 ten minutes prior to the scheduled start of the call; please reference "Eurocastle Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 3 March 2005 by dialing US 1-800-475-6701 or International +1-320-365-3844; please reference access code "771573."

Eurocastle Investment Limited is a publicly traded investment company listed on the London Stock Exchange that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC.

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

Lilly Donohue
Fortress Investment Group
Tel +1-212-798-6118

Eurocastle Priced Two Secured Debt Offerings to Match-Fund

Credit Sensitive Real Estate Securities and Other Asset Backed Securities

London. 25 April 2005 – Eurocastle Investment Limited (LSE: ECT) today announced two recently priced debt offerings – £200 million collateralized debt obligation (sterling assets) to be issued by Eurocastle CDO II PLC and €400 million collateralized debt obligation (euro assets) to be issued by Eurocastle CDO III PLC. CDO II and III are expected to close within the next two weeks.

Eurocastle CDO II
£158 million, or approximately 79%, of the issue is expected to be rated AAA/AAA by S&P and Fitch respectively. The CDO has an expected weighted average life of 7.22 years.

The total collateral value of the portfolio after the end of the investment period is expected to be approximately £200 million and consist of approximately 40% commercial mortgage backed securities. Once fully invested, the portfolio is expected to have a weighted average credit rating of BBB-. To date, the CDO has acquired approximately 72% of the assets that will comprise the completed portfolio.

Eurocastle has an approximately £17.5 million equity interest in the CDO II portfolio.

Eurocastle CDO III
€324 million, or approximately 81%, of the €400 million issue is expected to be rated AAA/AAA by S&P and Fitch respectively. The CDO has an expected weighted average life of 7.29 years.

The total collateral value of the portfolio after the end of the investment period is expected to be approximately €400 million and consist of approximately 50% commercial mortgage backed securities. Once fully invested, the portfolio is expected to have a weighted average credit rating of BBB-. To date, the CDO has acquired approximately 60% of the assets that will comprise the completed portfolio.

Eurocastle has an approximately €30 million equity interest in the CDO III portfolio.

Eurocastle Investment Limited is a publicly traded investment company listed on the London Stock Exchange that invests in and manages a diverse portfolio consisting primarily of European real estate securities, other European asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC.

Fortress Investment Group LLC is a global alternative investment and asset management firm founded in 1998 with approximately $15 billion in equity capital currently under management. Fortress invests capital on behalf of major US and European pension funds, institutional investors and high net worth individuals. The firm is headquartered in New York, and has affiliates with offices in London, Frankfurt, Rome, Geneva, Sydney and Toronto.

The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Certain items in this press release may constitute forward-looking statements including statements relating to expected returns and to the portfolio's expected weighted average credit rating and composition. These statements are based on management's current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Eurocastle can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Eurocastle's expectations include, but are not limited to, changes in the real estate and bond markets and our continued ability to source new investments in the identified asset categories. Such forward-looking statements speak only as of the date of this press release. Eurocastle expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Eurocastle's expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

EUROCASTLE INVESTMENT LIMITED

Contact:

Lilly H. Donohue
Director of Investor Relations
212-798-6118

FOR IMMEDIATE RELEASE

Eurocastle to Announce First Quarter Earnings on 4 May 2005

London. 28 April 2005 – Eurocastle Investment Limited (LSE: ECT) today announced that it will release first quarter financial results for the period ended 31 March 2005 on Wednesday, 4 May 2005. In addition, management will host an earnings conference call on Thursday, 5 May 2005 at 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US +1-800-762-6067 or International +1-480-629-9566 ten minutes prior to the scheduled start of the call; please reference "Eurocastle First Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Wednesday, 11 May 2005 by dialing US +1-800-475-6701 or International +1-320-365-3844; please reference access code "780616."

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate securities, other European asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC.

EUROCASTLE INVESTMENT LIMITED

Contact:

Lilly H. Donohue
Director of Investor Relations
+1-212-798-6118

FOR IMMEDIATE RELEASE

Eurocastle Announces Extraordinary General Meeting on 8 June 2005

London. 16 May 2005 – Eurocastle Investment Limited (LSE: ECT) today announced that it has convened an Extraordinary General Meeting on Wednesday 8 June 2005 at 11:00AM BST at Arnold House, St. Julian's Avenue, St. Peter Port, Guernsey, GY1 3NF.

Eurocastle's Board of Directors is recommending that the investment guideline restricting the Company's investment in direct real estate investments to 20 per cent of gross assets be removed. This will allow the Company flexibility to capitalize on opportunities in the European real estate market. As a result of the removal of the investment guideline, the Company would become a property investment company for the purposes of the Listing Rules of the UK Listing Authority.

The shareholder circular has been submitted to the UK Listing Authority and is available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate securities, other European asset-backed securities and other European real estate related assets. Eurocastle is managed by Fortress Investment Group LLC.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

EUROCASTLE INVESTMENT LIMITED

Contact:

FOR IMMEDIATE RELEASE

HSBC Securities Services Guernsey Limited
Company Administrator
Attn: Julian Carey
Tel: + 44 1481 707000

Eurocastle Announces Potential Capital Raise and Results of Extraordinary General Meeting

Guernsey. 8 June 2005 – Eurocastle Investment Limited (LSE: ECT) announced today that it is considering raising additional capital through a bookbuilt offering of new shares. It is expected that the offering may be completed as early as the end of the second quarter of 2005.

Eurocastle also announced that, at the Company's Extraordinary General Meeting held in Guernsey today, its shareholders had passed all resolutions put before them. Copies of such resolutions have been submitted for publication through the Document Viewing Facility.

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC.

* * *

This announcement does not constitute an offer of securities for sale in the United States, nor may the Company's securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of any offering in the United States or to conduct a public offering of securities in the United States. The Company is not, and will not be, registered under the US Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

The contents of this announcement include statements that are, or may deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should". By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company's actual results and performance may differ materially from the impression created by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by applicable law and regulation (including the Listing Rules).

Stabilisation/FSA

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

EUROCASTLE INVESTMENT LIMITED

Contact: **FOR IMMEDIATE RELEASE**

HSBC Securities Services Guernsey Limited
Company Administrator
Attn: Julian Carey
Tel: + 44 1481 707000

Eurocastle Announces a Dividend Increase to €0.35 Per Share for the Second Quarter 2005 and Offering of New Shares to Raise up to €90,000,000

Guernsey. 15 June 2005 – Eurocastle Investment Limited ("Eurocastle") (LSE: ECT) announced today that its Board of Directors has declared a quarterly cash dividend of €0.35 per share for the quarter ending 30 June 2005, up from €0.33 per share in the first quarter of 2005. The €0.35 per share dividend is payable on 15 July 2005 to holders of record on 24 June 2005.

Eurocastle also announced today a proposed offering of new shares to raise up to €90,000,000. The offering price per share and number of new shares will be announced following an institutional bookbuilding process. Assuming an offering of €90,000,000, based on the closing price per share on 14 June 2005, the offering represents approximately 22 per cent of Eurocastle's enlarged share capital immediately after the offering. The Company will grant to the managers of the offering an over-allotment option covering additional shares representing 10 per cent of the new shares offered.

The proceeds of the offering will be used to repay outstanding debt and to make further investments in accordance with Eurocastle's investment guidelines.

Morgan Stanley and Deutsche Bank have been appointed as Joint Lead Managers and Joint Bookrunners to the offering. Swiss Finance & Property Corporation is acting as a co-manager.

Eurocastle also announced today that in order to comply with a recent amendment to the Listing Rules which now requires that the chairman of a listed investment company be independent from the company's investment manager, the existing Board of Directors has appointed Paolo Bassi as its Chairman. No other changes have been made to the functions of the Company's Directors.

It is expected that Listing Particulars containing details of the offering of the new shares will be published in accordance with the Listing Rules of the UKLA and made available for inspection at the Document Viewing Facility shortly.

About Eurocastle

Eurocastle is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC.

* * *

Morgan Stanley Securities Limited and Deutsche Bank AG London are acting for the Company and no one else in connection with the proposed offering and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the proposed offering or any other matter referred to herein.

This announcement does not constitute an offer of securities for sale in the United States, nor may the Company's securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of any offering in the United States or to conduct a public offering of securities in the United States. The Company is not, and will not be, registered under the U.S. Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

The contents of this announcement include statements that are, or may deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should". By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company's actual results and performance may differ materially from the impression created by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by applicable law and regulation (including the Listing Rules).

Stabilisation/FSA

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

EUROCASTLE INVESTMENT LIMITED

Contact: **FOR IMMEDIATE RELEASE**

HSBC Securities Services Guernsey Limited
Company Administrator
Attn: Julian Carey
Tel: + 44 1481 707000

Eurocastle Announces Submission of Listing Particulars for Offer of Ordinary Shares

Guernsey. 17 June 2005 – Eurocastle Investment Limited (LSE: ECT) announced today that a copy of the listing particulars relating to its previously disclosed offering of new shares to raise up to €90,000,000 has been submitted to the UK Listing Authority. The listing particulars are available for inspection by the public on Monday through Friday (excluding any public holiday) during normal business hours at the UK Listing Authority's Document Viewing Facility, which is located at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London E14 5HS
Te. No. +44 (0) 20 7676 1000

About Eurocastle

Eurocastle is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC.

* * *

Morgan Stanley Securities Limited and Deutsche Bank AG London are acting for the Company and no one else in connection with the proposed offering and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the proposed offering or any other matter referred to herein.

This announcement does not constitute an offer of securities for sale in the United States, nor may the Company's securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of any offering in the United States or to conduct a public offering of securities in the United States. The Company is not, and will not be, registered under the U.S. Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

The contents of this announcement include statements that are, or may deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should". By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company's actual results and performance may differ materially from the impression created by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by applicable law and regulation (including the Listing Rules).

Stabilisation/FSA

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN ARE NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

EUROCASTLE INVESTMENT LIMITED

Contact:

HSBC Securities Services Guernsey Limited
Company Administrator
Attn: Julian Carey
Tel: + 44 1481 707000

Eurocastle Priced 5,218,300 New Shares in Public Offering

Guernsey. 24 June 2005 – Eurocastle Investment Limited (LSE: ECT) today announces the successful pricing of its offering of 5,218,300 new shares at a price of €17.25 per share, for gross proceeds of approximately €90 million (not including the 10 per cent over-allotment option, which may be exercised). The proceeds of the offering will be used to pay down debt and to invest in European credit-leased real estate and real estate debt.

The new shares represent approximately 22 per cent of Eurocastle's enlarged share capital as of immediately after the closing of the offering (not including the 10 per cent over-allotment option, which may be exercised). In connection with the offering, Eurocastle has agreed to not issue any additional ordinary shares for a period of 120 days following the completion of the offering without the prior written consent of the Joint Global Coordinators of the offering.

Morgan Stanley and Deutsche Bank acted as Joint Global Coordinators, and Swiss Finance and Property Corporation acted as Co-manager, of the offering.

It is expected that admission of the new shares to the Official List of the UK Listing Authority will become effective, and that dealings of the new shares on the London Stock Exchange will commence, on 29 June 2005.

Supplementary Listing Particulars relating to the offering are expected to be submitted to the Document Viewing Facility for publication later today.

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC.

* * *

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in the Company should only be made on the basis of information contained in the listing particulars published on 15 June 2005, and the supplementary listing particulars to be published on or about 24 June 2005, in connection with the offering. The listing particulars, as so supplemented, contain certain detailed information about the Company and its management, as well as financial statements and other financial data.

This announcement does not constitute an offer of securities for sale in the United States, nor may the Company's securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of any offering in the United States or to conduct a public offering of securities in the United States. The Company is not, and will not be, registered under the U.S. Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

The contents of this announcement include statements that are, or may deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should". By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company's actual results and performance may differ materially from the impression created by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by applicable law and regulation (including the Listing Rules).

Stabilisation/FSA

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN ARE NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

EUROCASTLE INVESTMENT LIMITED

Contact:

HSBC Securities Services Guernsey Limited
Company Administrator
Attn: Julian Carey
Tel: + 44 1481 707000

Eurocastle New Share Offering Over-Allotment Option Exercised

Guernsey. 24 June 2005 – Eurocastle Investment Limited (LSE: ECT) today announces that Morgan Stanley Securities Limited, as the stabilisation manager of the Company's previously disclosed public offering of new shares, has exercised in full its over-allotment option over 521,700 new shares of Eurocastle at the offering price of €17.25 per share. The additional gross proceeds from the over-allotment option of approximately €9 million raises the total gross proceeds of the offering to approximately €99 million. The proceeds of the offering will be used to pay down debt and to invest in European credit-leased real estate and real estate debt.

Morgan Stanley and Deutsche Bank acted as Joint Global Coordinators, and Swiss Finance and Property Corporation acted as Co-manager, of the offering.

It is expected that admission of the new shares to the Official List of the UK Listing Authority will become effective, and that dealings of the new shares on the London Stock Exchange will commence, on 29 June 2005.

About Eurocastle

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC.

* * *

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in the Company should only be made on the basis of information contained in the

listing particulars published on 15 June 2005, and the supplementary listing particulars to be published on or about 24 June 2005, in connection with the offering. The listing particulars, as so supplemented, contain certain detailed information about the Company and its management, as well as financial statements and other financial data.

This announcement does not constitute an offer of securities for sale in the United States, nor may the Company's securities be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder. There is no intention to register any portion of any offering in the United States or to conduct a public offering of securities in the United States. The Company is not, and will not be, registered under the U.S. Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction.

The contents of this announcement include statements that are, or may deemed to be "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should". By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. The Company's actual results and performance may differ materially from the impression created by the forward-looking statements. The Company undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by applicable law and regulation (including the Listing Rules).

Stabilisation/FSA

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN ARE NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

EUROCASTLE INVESTMENT LIMITED

Contact:

HSBC Securities Services (Guernsey) Limited
Company Administrator
Attn: Sadie Morrison
Tel: +44 1481 707086

Eurocastle Applies for Admission and Listing of Previously Issued Shares

Guernsey. 7 July 2005 – Eurocastle Investment Limited (LSE: ECT) today announces that, as an administrative matter, it has applied for 6,000 previously issued ordinary shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares were issued to two of the Company's Directors, Keith Dorrian and Paolo Bassi, following Eurocastle's first annual general meeting in April 2005.

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

HSBC Securities Services (Guernsey) Limited
Company Administrator
Attn: Julian Carey
Tel: +44 1481 707000

Eurocastle to Announce Half Year and Second Quarter Earnings on 3 August 2005

Guernsey. 27 July 2005 – Eurocastle Investment Limited (LSE: ECT) today announces that it will release the Company's financial results for the half year and quarter ended 30 June 2005 on Wednesday, 3 August 2005. In addition, management will host an earnings conference call on Thursday, 4 August 2005 at 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Half Year and Second Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Friday, 12 August 2005 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "8170404."

Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC.

Regulatory News

Listing Particulars Available

Released: 25/06/2004

Eurocastle Investment Limited
25 June 2004

EUROCASTLE INVESTMENT LIMITED London 25 June 2004

Document available for inspection

Global Offer of 6,000,000 Ordinary Shares of no par value at a price of €12.00 per Ordinary Share and admission to the Official List and to trading on the London Stock Exchange.

Two copies of the listing particulars relating to the above have today been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: +44 20 7066 1000

Regulatory News

Exercise of Over-Allotment

Released: 25/06/2004

Eurocastle Investment Limited
25 June 2004

RNS announcement confirming exercise of the over-allotment option

Eurocastle Investment Limited

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

Exercise of Over-Allotment Option for Eurocastle Investment Limited

Eurocastle Investment Limited (the 'Company') announces that Morgan Stanley Securities Limited has given notice that it is exercising, as stabilising manager, in full the over-allotment option over 600,000 ordinary shares referred to in the listing particulars issued by the Company on 24 June 2004 relating to the offering of 6,000,000 ordinary shares in the Company. All of these additional ordinary shares will be issued by the Company. The additional ordinary shares have been placed with institutional investors at the offering price of €12.00, raising additional gross proceeds for the Company of €7.2 million.

25 June 2004

For further information please contact:

Fortress Investment Group LLC
Lilly H. Donohue
+1 212 798-6118

Morgan Stanley Securities Limited is acting for Eurocastle and no one else in connection with the proposed offering and will not be responsible to anyone other than Eurocastle for providing the protections afforded to its clients or for providing advice in relation to the proposed offering or any other matter referred to herein.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in Eurocastle should only be made on the basis of information contained in the listing particulars to be issued in due course and any supplements thereto. The listing particulars will contain certain detailed information about Eurocastle and its management, as well as financial statements and other financial data.

This document is not an offer of securities for sale in the United States. The securities discussed herein have not been and will not be registered under the US Securities Act of 1933, as amended (the 'US Securities Act'), and may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act. No public offering of the securities discussed herein is being made in the United States. Eurocastle is not, and will not be, registered under the US Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act. This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States.

Regulatory News

Holding(s) in Company

Released: 17/08/2004

Eurocastle Investment Limited
17 August 2004

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

17th August 2004

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 2 August 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 575,755 shares, being 3.12% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited

Rochelle Mei-Ling Yau

Phone (+44 1481) 707211

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Regulatory News

Notice of Results

Released: 18/10/2004

Eurocastle Investment Limited
18 October 2004

EUROCASTLE INVESTMENT LIMITED

Eurocastle to Announce Third Quarter Earnings on 19 October 2004

London. 18 October 2004 - Eurocastle Investment Limited (LSE: ECT) today announced that it will release third quarter financial results for the period ended 30 September 2004 on 19 October 2004. In addition, management will host an earnings conference call on Wednesday, 20 October 2004 at 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing US (800) 762-6067 or International (480) 629-9567 ten minutes prior to the scheduled start of the call; please reference 'Eurocastle Third Quarter 2004 Earnings Call.'

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 29 October 2004 by dialing US (800) 475-6701 or International (320) 365-3844; please reference access code '751228.'

Contact: FOR IMMEDIATE RELEASE
Lilly H. Donohue
Director of Investor Relations
+1 212-798-6118

Eurocastle Investment Limited is an investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related asset-backed securities. Eurocastle is managed by Fortress Investment Group LLC.

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Regulatory News

Holding(s) in Company

Released: 19/10/2004

Eurocastle Investment Limited
19 October 2004

STOCK EXCHANGE ANNOUNCEMENT

For immediate release
19th October 2004

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 13th October 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 739,948 shares, being 4.01% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited

Rochelle Mei-Ling Yau

Phone (+44 1481) 707211

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Regulatory News

Holding(s) in Company

Released: 22/10/2004

Eurocastle Investment Limited
22 October 2004

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

22nd October 2004

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 14th October 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 736,948 shares, being 3.99% of the issued share capital.

The Company wishes to announce that on 15th October 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 745,948 shares, being 4.04% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited

Rochelle Mei-Ling Yau

Phone (+44 1481) 707211

Regulatory News

Holding(s) in Company

Released: 03/11/2004

Eurocastle Investment Limited
03 November 2004

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

3rd November 2004

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 29th October 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 998,560 shares, being 5.41% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited

Kate J A Stallard

Phone (+44 1481) 707198

Regulatory News

Holding(s) in Company

Released: 11/11/2004

Eurocastle Investment Limited
11 November 2004

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

11th November 2004

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 5th November 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,127,860 shares, being 6.11% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited
Rochelle Mei-Ling Yau
Telephone +44 1481 707211

Regulatory News

Holding(s) in Company

Released: 12/11/2004

Eurocastle Investment Limited
12 November 2004

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

12th November 2004

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 8th November 2004 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,067,460 shares, being 5.78% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited

Rochelle Mei-Ling Yau

Telephone +44 1481 707211

Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 12/01/2005

RNS Number:2890H
Eurocastle Investment Limited
12 January 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

12th January 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 7th January 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,127,634 shares, being 6.12% of the issued share capital.

Enquiries:

Management International (Guernsey) Limited

Rochelle Mei-Ling Yau

Telephone +44 1481 707211

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 03/03/2005

RNS Number:2855J
Eurocastle Investment Limited
03 March 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

3rd March 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 24th February 2005 Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares with the result that MSSL, and the group of companies which are direct or indirect holding companies of MSSL, no longer holds a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

Enquiries:

HSBC Securities Services (Guernsey) Limited

Rochelle Mei-Ling Yau

Telephone +44 1481 707211

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 03/03/2005

RNS Number:2860J
Eurocastle Investment Limited
03 March 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

3rd March 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 25th February 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,249,368 shares, being 6.77% of the issued share capital.

Enquiries:

HSBC Securities Services (Guernsey) Limited

Rochelle Mei-Ling Yau

Telephone +44 1481 707211

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Regulatory News

REG-Eurocastle Inv. Ltd Annual Report and Accounts

Released: 01/04/2005

RNS Number:5158K
Eurocastle Investment Limited
01 April 2005

Eurocastle Investment Limited

1 April 2005

Copies of the following documents:

- Annual Report and Accounts 2004
- Notice of 2005 Annual General Meeting which will be held on 19 April 2005
- Proxy card

have been submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

For further information please contact:
Fortress
Lilly H. Donohue
+1 212 798-6118

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 13/04/2005

RNS Number:0097L
Eurocastle Investment Limited
13 April 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

13th April 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 6th April 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,440,040 shares, being 7.80% of the issued share capital.

Enquiries:

HSBC Securities Services (Guernsey) Limited

Rochelle Mei-Ling Yau

Telephone +44 1481 707211

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Regulatory News

REG-Eurocastle Inv. Ltd Interim Dividend Declaration

Released: 19/04/2005

RNS Number:2611L
Eurocastle Investment Limited
19 April 2005

COMPANY ANNOUNCEMENT

For Immediate Release 19 April 2005

Eurocastle Investment Limited

Payment of Interim Dividend for the First Quarter 2005

The Directors of Eurocastle Investment Limited announced today that the following dividend payment is to be made by the Company:

Dividend Per Share	Euro 0.33
Ex Dividend Date	27 Apr 2005
Record Date	29 Apr 2005
Pay Date	6 May 2005

Enquiries

HSBC Securities Services (Guernsey) Limited
Julian Carey
Telephone +44 1481 707122

END

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 08/06/2005

RNS Number:3143N
Eurocastle Investment Limited
08 June 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

8th June 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 3rd June 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,480,110 shares, being 8.02% of the issued share capital.

Enquiries:
HSBC Securities Services (Guernsey) Limited
Kate Stallard
Telephone +44 1481 707198

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 09/06/2005

RNS Number:3493N
Eurocastle Investment Limited
09 June 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

9th June 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 6th June 2005 Morgan Stanley Securities Limited disposed of an interest in the shares of the Company which resulted in a total holding of 1,477,063 shares, being 7.99% of the issued share capital.

Enquiries:

HSBC Securities Services (Guernsey) Limited
Kate Stallard
Telephone +44 1481 707198

END

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 16/06/2005

RNS Number:6408N
Eurocastle Investment Limited
16 June 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

16th June 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 10th June 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,479,738 shares, being 8.01% of the issued share capital.

Enquiries:

HSBC Securities Services (Guernsey) Limited

Sadie Morrison

Telephone +44 1481 707086

END

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Regulatory News

REG-Morgan Stanley Secs Stabilisation Notice: AMEND

Released: 24/06/2005

RNS Number:0033O
Morgan Stanley Securities Limited
24 June 2005

Amendment to Announcement 0031O Released at 07.30 on 24 June 2005

Please note that the Offering Size and Over-Allotment Option have been amended

24 June 2005

The London Stock Exchange
10 Paternoster Square
London, EC4M 7LS

Dear Sirs

Eurocastle Investment Ltd - Offering of 5,218,300 Ordinary Shares

Stabilisation Notice

Pursuant to Core Dealing Rule 3060-3061, Morgan Stanley Securities Limited hereby notifies the London Stock Exchange that it and its affiliates may stabilise the offering of the ordinary shares of Eurocastle Investment Limited:

1. Security to be stabilised: Ordinary shares of Eurocastle Investment Limited;
2. Security Identifier: GB00B01C5N27;
3. Stabilising Manager: Morgan Stanley Securities Limited (a member firm) (Contact - Henrik Gobel 020-7425-9069);
4. Stabilisation period commences: 24 June 2005 at approximately 8:00am London time;
5. Stabilisation period ends: Close of business on 22 July 2005 ;
6. Offer price: EUR 17.25 per share; and
7. Over-allotment option is equivalent to 10% of the offering.

Yours faithfully

Regulatory News

REG-Morgan Stanley Secs Stabilisation Notice

Released: 24/06/2005

RNS Number:0031O
Morgan Stanley Securities Limited
24 June 2005

24 June 2005

The London Stock Exchange
10 Paternoster Square
London, EC4M 7LS

Dear Sirs

Eurocastle Investment Ltd - Offering of 5,250,000 Ordinary Shares

Stabilisation Notice

Pursuant to Core Dealing Rule 3060-3061, Morgan Stanley Securities Limited hereby notifies the London Stock Exchange that it and its affiliates may stabilise the offering of the ordinary shares of Eurocastle Investment Limited:

1. Security to be stabilised: Ordinary shares of Eurocastle Investment Limited;
2. Security Identifier: GB00B01C5N27;
3. Stabilising Manager: Morgan Stanley Securities Limited (a member firm) (Contact - Henrik Gobel 020-7425-9069);
4. Stabilisation period commences: 24 June 2005 at approximately 8:00am London time;
5. Stabilisation period ends: Close of business on 22 July 2005 ;
6. Offer price: EUR 17.25 per share; and
7. Over-allotment option is equivalent to 9.33% of the offering.

Yours faithfully

MORGAN STANLEY SECURITIES LIMITED

Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 01/07/2005

RNS Number:36590
Eurocastle Investment Limited
01 July 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release
30th June 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 28th June 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,655,355 shares, being 5.57% of the issued share capital.

Enquiries:
HSBC Securities Services (Guernsey) Limited
Sadie Morrison
Telephone +44 1481 707086

END

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 04/07/2005

RNS Number:4108O
Eurocastle Investment Limited
04 July 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release
4th July 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 29th June 2005 Morgan Stanley Securities Limited acquired an interest in the shares of the Company which resulted in a total holding of 1,816,738 shares, being 6.17% of the issued share capital.

Enquiries:
HSBC Securities Services (Guernsey) Limited
Sadie Morrison
Telephone +44 1481 707086

END

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Regulatory News

REG-Eurocastle Inv. Ltd Additional Listing

Released: 07/07/2005

RNS Number:6041O
Eurocastle Investment Limited
07 July 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release
07th July 2005

EUROCASTLE INVESTMENT LIMITED

Re: Additional Listing

The Company wishes to announce that today, the 07th July, 2005, as an administrative matter, it has applied for 6,000 previously issued ordinary shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares were issued to two of the Company's Directors, Keith Dorrian and Paolo Bassi, following Eurocastle's first annual general meeting in April 2005.

Enquiries:
HSBC Securities Services (Guernsey) Limited
Sadie Morrison
Telephone +44 1481 707086

END

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 08/07/2005

RNS Number:6579O
Eurocastle Investment Limited
08 July 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release

8th July 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 27th June 2005 Morgan Stanley Securities Limited disposed of an interest in the shares of the Company which resulted in a total holding of 968,638 shares, being approximately 5.24% of the issued share capital.

Enquiries:
HSBC Securities Services (Guernsey) Limited
Sadie Morrison
Telephone +44 1481 707086

END

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Regulatory News

REG-Eurocastle Inv. Ltd Holding(s) in Company

Released: 08/07/2005

RNS Number:6581O
Eurocastle Investment Limited
08 July 2005

STOCK EXCHANGE ANNOUNCEMENT

For immediate release
8th July 2005

EUROCASTLE INVESTMENT LIMITED

Re: Interest of Major Shareholder

The Company wishes to announce that on 30th June 2005 Morgan Stanley Securities Limited disposed of an interest in the shares of the Company which resulted in a total holding of 1,732,388 shares, being approximately 5.83% of the issued share capital.

Enquiries:
HSBC Securities Services (Guernsey) Limited
Sadie Morrison
Telephone +44 1481 707086

This information is provided by RNS
The company news service from the London Stock Exchange

END

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